As filed with the Securities and Exchange Commission on October 21, 2005.

Registration No. 333 -124041

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPANSION INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	30-0177542
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bertrand F. Cambou

Chief Executive Officer

Spansion Inc.

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tad J. Freese Latham & Watkins LLP 505 Montgomery Street, Ste. 2000 San Francisco, CA 94111 (415) 391-0600	Alan F. Denenberg Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	$690,000,000	(2)	$81,213	(3)
% Mandatory Convertible Preferred Stock, par value $0.001 per share(4)	$230,000,000	(5)	$27,071
(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Including shares of Class A common stock that may be purchased by the underwriters to cover overallotments, if any.
(3)	Of which $70,620 has been previously paid.
(4)	In accordance with Securities Act Rule 457(i), this registration statement also registers the shares of Class A common stock that are issuable upon conversion of the mandatory convertible preferred stock registered hereby. The number of shares of Class A common stock issuable upon such conversion is subject to adjustment upon the occurrence of certain events described herein and will vary based on the initial public offering price of the Class A common stock registered hereby. Pursuant to Rule 416 under the Securities Act, the number of shares of Class A common stock to be registered includes an indeterminable number of shares of Class A common stock that may become issuable upon conversion of the mandatory convertible preferred stock as a result of such adjustments.
(5)	Including shares of mandatory convertible preferred stock that may be purchased by the underwriters to cover overallotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains a prospectus relating to an offering of shares of our Class A common stock (the “Common Stock Prospectus”), together with separate prospectus pages relating to an offering of shares of our mandatory convertible preferred stock (the “Mandatory Convertible Preferred Stock Prospectus”). The complete Common Stock Prospectus follows immediately. Following the Common Stock Prospectus are alternative pages for the Mandatory Convertible Preferred Stock Prospectus including:

•	the front and back cover pages;

•	pages for the “Prospectus Summary” section, describing the offering of the mandatory convertible preferred stock;

•	pages containing risk factors applicable only to the offering of the mandatory convertible preferred stock;

•	pages comprising the section entitled “Description of Mandatory Convertible Preferred Stock”;

•	pages describing U.S. federal income tax consequences of holding the mandatory convertible preferred stock and the Class A common stock acquired upon conversion of the mandatory convertible preferred stock; and

•	pages comprising the section entitled “Underwriting.”

The complete Common Stock Prospectus and Mandatory Convertible Preferred Stock Prospectus will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 21, 2005.

P R O S P E C T U S

                     Shares

Spansion Inc.

Class A Common Stock

$             per share

We are selling                      shares of Class A common stock. We have granted the underwriters an option to purchase up to                      additional shares of Class A common stock to cover over-allotments.

This is the initial public offering of our Class A common stock. We currently expect the initial public offering price to be between $             and $             per share. We have applied to have the Class A common stock included for quotation on the Nasdaq National Market under the symbol “SPSN.”

Our common stock will consist of four classes of stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock. Advanced Micro Devices, Inc., or AMD, will own              shares of our Class A common stock and all of our outstanding shares of Class B common stock. As the holder of our Class B common stock, AMD will have the right initially to elect two of our directors. Fujitsu Limited, or Fujitsu, will own all of our outstanding shares of Class C and Class D common stock. As the holder of our Class C common stock, Fujitsu will have the right initially to elect one of our directors. Holders of all classes of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, except that our Class D common stock has no voting rights with respect to the election of directors. Upon completion of this offering, and assuming no exercise of the underwriters’ over-allotment option, the Class A and Class B common stock owned by AMD will represent             % of the total outstanding shares of our common stock, and the Class C and Class D common stock owned by Fujitsu will represent             % of the total outstanding shares of our common stock. For more information, see “Description of Capital Stock” beginning on page 129.

Concurrently with this offering, we are also making a public offering of                  shares of our mandatory convertible preferred stock. The initial public offering price of our mandatory convertible preferred stock in that offering is $         per share. We have granted the underwriters of that offering an option to purchase up to                  additional shares of mandatory convertible preferred stock to cover over-allotments. The mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market.

Concurrently with this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue up to $         million aggregate principal amount of senior unsecured notes in a private placement. The notes will not be listed or traded on any securities exchange or trading market.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Spansion (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                      , 2005.

Citigroup	Credit Suisse First Boston

JPMorgan	Merrill Lynch & Co.	Morgan Stanley

Deutsche Bank Securities	UBS Investment Bank	Dresdner Kleinwort Wasserstein

                    , 2005

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus or other earlier date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since such dates.

Until                     , 2005 (25 days after commencement of this offering), all dealers that effect transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Spansion and MirrorBit are our trademarks. Other names are for informational purposes only and may be trademarks of their respective owners.

SUMMARY

This summary highlights material information found in greater detail elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk Factors,” the assumptions and other information set forth under “Conventions and Assumptions Used in this Prospectus” and our financial statements and the accompanying notes, before making an investment decision.

Our Company

Overview

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. For fiscal 2004 and the first nine months of fiscal 2005, our net sales were $2.3 billion and $1.4 billion. Our net losses for these periods were $20 million and $257 million. According to market research firm iSuppli, in 2004 we were the largest supplier of NOR Flash memory, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end sales of our products by Advanced Micro Devices, Inc., or AMD, and Fujitsu Limited, or Fujitsu, who have acted as our sole distributors. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales. Our Flash memory is incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripherals. Our products are integrated into products from many of the top original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC. We are headquartered in Sunnyvale, California, with Japanese headquarters in Tokyo, Japan, and as of September 25, 2005, we employed approximately 8,100 people worldwide.

The Flash memory market is very capital intensive and requires that suppliers make significant capital expenditures in order to remain competitive. In the first nine months of fiscal 2005, our capital expenditures were $324 million, and we expect to spend approximately an additional $195 million in the remainder of the fiscal year. We have historically funded our capital expenditures through both debt financing and operating cash flow. In addition to capital expenditures, our primary future cash needs on a recurring basis will be for working capital and debt service. As of September 25, 2005, we had $781 million principal amount of outstanding debt including $381 million owed to AMD and Fujitsu. Should we require additional funding, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity.

Our History

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, we have manufactured and sold finished Flash memory devices to customers worldwide through our sole distributors, AMD and Fujitsu.

AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005. Although the transition of certain related support functions, including booking and billing, is still underway, we expect to sell to customers directly as well as through distributors. We also agreed with Fujitsu that Fujitsu will remain our sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions.

FASL	è	Spansion LLC	è	Spansion Inc.
Manufacturing Venture		AMD / Fujitsu Flash Memory Company		Public Standalone Flash Memory Company

|		|		|
➢
|		|		|
March 1993		June 2003		Planned

• Flash memory wafers sold to AMD and Fujitsu		• Finished Flash memory products sold through AMD and Fujitsu as sole distributors • Dedicated research and development, marketing and administrative functions		• Dedicated sales force • Fujitsu sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions

Our Industry

Consumers are increasingly demanding access to digital content through sophisticated communications equipment, consumer electronic products and automotive electronics. People now expect to instantly access, store and interact with multimedia content, including photos, music, video and text files using such products as mobile phones, digital cameras, DVD players, set top boxes, or STBs, MP3 players and automotive electronics such as navigation systems. The primary semiconductor component used to store and access this kind of digital content is Flash memory, and as a result, Flash memory has become one of the most critical components of electronic products. Most electronic products use Flash memory to store important program instructions, known as code, as well as multimedia or other digital content, known as data. Code storage allows the basic operating instructions, operating system software or program code to be retained, which allows an electronic product to function, while data storage allows digital content, such as multimedia files, to be retained. There are two major architectures of Flash memory in the market today: NOR Flash memory, which is used for code and data storage in mobile phones and primarily for code storage in consumer electronics, and NAND Flash memory, which is primarily used for data storage in removable memory applications, such as compact Flash cards and USB drives, and is increasingly being used in certain high-end mobile phones and embedded applications.

Flash memory is one of the largest semiconductor markets and, according to iSuppli, it reached total worldwide sales of $15.9 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. For the first six months of 2005, total worldwide sales reached $8.1 billion, of which 46.3 percent was classified as NOR-based Flash memory products and 53.7 percent was classified as sales of NAND-based Flash memory products. During 2003, 2004 and the first six months of 2005, sales of NAND-based Flash memory products grew at a higher rate than sales of NOR-based Flash memory products. We expect this trend to continue in the foreseeable future. iSuppli projects that sales of NAND-based Flash memory products will grow by 40 percent from 2004 to

2005 and grow at a 13 percent compound annual growth rate from 2005 to 2009, while sales of NOR-based Flash memory products will decline by 16 percent from 2004 to 2005 and grow at a four percent compound annual growth rate from 2005 to 2009. Because to date we have sold only NOR-based Flash memory products, this trend could materially adversely affect us if we are unsuccessful in executing our strategy described below.

The Flash memory market can be divided into three major categories based on application: wireless, embedded and removable storage. Portable, battery-powered communications applications are categorized as “wireless,” and solid-state removable memory applications are categorized as “removable storage.” All other applications, such as consumer and automotive electronics, are categorized as “embedded.” In 2004, and in the first six months of 2005, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory, according to iSuppli. Sales by our distributors to end customers in the wireless category drove a majority of our sales in fiscal 2004 and in the first nine months of fiscal 2005.

Overall, the Flash memory market has grown significantly over the past six years, from worldwide sales of $2.9 billion in 1998 to $15.9 billion in 2004. iSuppli projects that the Flash memory market will reach sales of $24.4 billion in 2009, representing a compound annual growth rate of nine percent from 2004 to 2009. We believe much of this growth in the Flash memory market will be driven by a growth in unit shipments and Flash memory content of mobile phones, growth in unit shipments and Flash memory content for embedded applications and a proliferation of removable storage products.

Flash memory is used across a wide spectrum of applications. Within each of the wireless, embedded and removable storage Flash memory market categories, there are specific customer and application needs. These needs are influenced by whether the application will predominantly require code storage, data storage or a combination of the two. Traditional criteria by which Flash memory customers evaluate Flash memory products include density, or a Flash memory product’s storage capacity, cost per bit, performance, reliability and power consumption. In addition to having product-specific requirements, we believe Flash memory customers will increasingly seek Flash memory providers that have the ability to add value beyond the Flash memory component itself.

Our Strengths

We believe we have the attributes that are necessary for long-term success in the Flash memory industry, including the following:

Proprietary MirrorBit Technology.    MirrorBit is our proprietary technology which stores two bits of data in a single memory cell, doubling the density of each memory cell. MirrorBit technology allows us to offer a broad range of product configurations with the advantages of NOR architecture. Compared to competitive two-bit-per-cell floating gate technology, MirrorBit technology requires fewer manufacturing steps, resulting in higher yields and lower costs.

Broad Product Offerings.    Currently, we serve the wireless and embedded categories of the Flash memory market and produce the industry’s broadest range of NOR-based Flash memory products with offerings from 1 to 512 megabits, voltages from 1.8 to 5 volts and a breadth of performance options.

Customer-Centric Innovation.    We work with customers to identify evolving needs and new applications in order to develop innovative products and features.

Systems-Level Solutions, Alliances and Support.    We have invested significant systems and engineering resources to establish alliances with other semiconductor and software companies, create innovative development tools and testing environments and bring our significant memory subsystems expertise to customers.

Advanced Manufacturing, Lithography and Packaging Capabilities.    We have developed advanced Flash memory device manufacturing capabilities and operate four dedicated production Flash memory wafer fabs and a development fab to accelerate the introduction of next-generation technologies.

Largest Dedicated Flash Memory Player with a Leading Market Position.    We are the largest company focused exclusively on the development and manufacture of Flash memory, and in 2004 according to iSuppli we were the largest NOR Flash memory supplier, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end customer sales. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales.

Our Strategy

Our goal is to leverage our proprietary MirrorBit technology, broad product offerings, customer-centric innovation, systems-level solutions, advanced manufacturing capabilities and leading market position to grow our leadership position in the wireless and embedded categories and enter new, high-growth portions of the Flash memory market. To achieve these goals, we are pursuing the following key strategies:

Capitalize on Our Leadership Position.    We plan to use our position as a market leader to increase our share in the wireless and embedded categories of the Flash memory market.

Bridge the NOR/NAND Divide.    We are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will draw from among the best features of both NOR and NAND architectures and will be an important part of our strategy to address data storage applications within the wireless and embedded categories of the Flash memory market, which are currently primarily served by NAND-based Flash memory products. Through our MirrorBit technology, we expect to deliver products primarily for code and data applications in the wireless and embedded categories of the Flash memory market that combine the attributes of performance, reliability, cost-per-bit and density that we believe will be tailored to our customers’ needs.

Enter New Markets Not Traditionally Served by Flash Memory.    By leveraging our MirrorBit technology, we intend to develop a diverse range of products that meets the needs of a broader range of customer requirements in areas not traditionally served by Flash memory.

Continue to Develop Systems-Level Solutions and Provide Increasing Value to Customers.    We intend to leverage the expertise of our dedicated software development team and design engineers to work with customers and complementary silicon and software providers to optimize entire systems that incorporate Flash memory.

Leverage Our Manufacturing and Technology Expertise.    We plan to continue to migrate toward smaller geometries and larger silicon wafers, which we believe will result in a lower manufacturing cost-per-unit at a given product density. We also have recently entered into an agreement with Taiwan Semiconductor Manufacturing Company, or TSMC, to augment our internal production capacity for our 110-nanometer MirrorBit technology.

Concurrent Offerings

Concurrently with this offering, we are making a public offering of                  shares of our mandatory convertible preferred stock at an initial public offering price of $         per share. Such shares will be convertible into an aggregate of up to                  shares of our Class A common stock, assuming an initial public offering price per share of our Class A common stock equal to the midpoint of the range indicated on the cover of this

prospectus. We have granted the underwriters of that offering an option to purchase up to                  additional shares of mandatory convertible preferred stock to cover over-allotments, which would be convertible into an aggregate of up to                  additional shares of our Class A common stock, assuming the same initial public offering price per share of our Class A common stock. The mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market. We intend to use the net proceeds from our concurrent offering of mandatory convertible preferred stock for working capital, capital expenditures and general corporate purposes. The completion of the sale of our mandatory convertible preferred stock is a condition to the completion of this offering. For a summary of the terms of our mandatory convertible preferred stock, see “Concurrent Offering of Mandatory Convertible Preferred Stock” elsewhere in this prospectus.

Concurrently with the consummation of this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $         million aggregate principal amount of senior unsecured notes in a private placement and apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. The completion of the sale of the notes is a condition to the completion of this offering. The concurrent offering and sale of the notes is not being registered under the Securities Act of 1933, and the notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Transition Towards Operating as a Standalone Entity

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005 and AMD ceased to earn any distribution margin on the sale of our products. Although the transition of certain related support functions, including booking and billing, is still underway, we expect to sell directly to customers formerly served by AMD, as well as potential customers not served solely by Fujitsu. We also reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. In addition, we have agreed with each of AMD and Fujitsu to pay them a reduced royalty rate for the use of their intellectual property.

The impact of these changes on our results of operations beginning in the second quarter of fiscal 2005 included the following:

•	net sales were positively affected because we captured all of the distribution margin formerly earned by AMD on sales of our products, and we captured some of the distribution margin formerly earned by Fujitsu on sales of our products; and

•	marketing, general and administrative costs increased by the addition of sales personnel and associated administrative costs required to support the sales function.

In addition, we expect that the future impact of these changes on our results of operations would include the following:

•	cost of sales would decrease by the amount of the reduction in royalties that we currently pay to AMD and Fujitsu pursuant to our licenses for their intellectual property, but such decrease would likely be offset, at least in part, by increased royalty payments for licenses and cross licenses with various third parties, and by the increased logistics and related costs formerly paid by AMD and Fujitsu; and

•	the increase in marketing, general and administrative expenses described above would be partially offset by a decrease in such expenses as a result of our working with AMD and Fujitsu to reduce costs under our services agreements with them.

For more information on the impact of the AMD sales force transfer and the reduction in distribution margin under the Fujitsu distribution agreement, see “Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Continuing Transition to Independence” elsewhere in this prospectus.

In addition to the activities outlined above, with the assistance of AMD, we also expect to attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that is important to our business, including the material intellectual property that we previously had access to through our relationship with AMD. As a subsidiary of AMD, we have been the beneficiary of AMD’s intellectual property arrangements with third parties. Following the completion of this offering, we will no longer be a beneficiary under a number of these agreements. Under other agreements, we believe we will continue to be a beneficiary for some period of time after the consummation of this offering while AMD continues to hold a majority of our shares entitled to vote for the election of directors. If we are unable to negotiate our own license agreements, we may be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. For more information, see “Risk Factors—We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.”

Company Information

We were formed as FASL LLC, a Delaware limited liability company, on April 15, 2003 and changed our name to Spansion LLC on June 28, 2004. Effective as of June 30, 2003, AMD and Fujitsu had contributed various assets to us, and as a result became our two members. Prior to this offering, Spansion LLC will be reorganized into a corporate structure. A holding company, Spansion Inc., will be the entity that offers shares to the public. Spansion Inc. will have a wholly-owned subsidiary, Spansion Technology Inc., that, subsequent to the completion of this offering, will be the successor to the operations of Spansion LLC.

The reorganization will occur through the following steps. First, AMD Investments, Inc., an indirect wholly-owned subsidiary of AMD, will contribute its 60 percent ownership interest in Spansion LLC to a newly formed Delaware corporation, Spansion Inc., in exchange for shares of Class A common stock and Class B common stock of Spansion Inc. Fujitsu will contribute all of the outstanding capital stock of Fujitsu Microelectronics Holding, Inc., or FMH, the wholly-owned Fujitsu subsidiary that holds Fujitsu’s 40 percent ownership interest in Spansion LLC, to Spansion Inc. in exchange for shares of Class C common stock and Class D common stock of Spansion Inc. FMH will be renamed Spansion Technology Inc. and subsequent to the completion of this offering, Spansion Inc. will contribute the 60 percent ownership interest in Spansion LLC that it received from AMD Investments to Spansion Technology Inc. Spansion LLC will then be a wholly-owned subsidiary of Spansion Technology Inc. and will ultimately be merged into Spansion Technology Inc.

Our mailing address and principal executive offices are located at 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California 94088, and our telephone number is (408) 962-2500.

THE OFFERING

Shares of Class A common stock offered	shares of Class A common stock (or shares if the underwriters exercise their over-allotment option in full).

Shares of Class A common stock to be outstanding after this offering (1)	shares of Class A common stock (or shares if the underwriters exercise their over-allotment option in full).

Common stock owned by AMD after this offering	shares of Class A common stock; one share of Class B common stock.(2)

Common stock owned by Fujitsu after this offering	One share of Class C common stock; shares of Class D common stock.(2)(3)

Voting rights of Class A common stock	One vote per share.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $ million.

We intend to use the net proceeds from this offering for working capital, capital expenditures and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We currently do not intend to pay cash dividends and, under conditions where our cash is below specified levels, are prohibited from doing so under agreements governing our borrowing arrangements.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our Class A common stock.

Proposed Nasdaq National Market symbol	SPSN.

Concurrent mandatory convertible preferred stock offering

Concurrently with this offering, we are also making a public offering of                  shares of our mandatory convertible preferred stock at an initial public offering price of $         per share. Such shares will be convertible into an aggregate of up to                  shares of our Class A common stock, assuming an initial public offering price per share of our Class A common stock equal to the midpoint of the range indicated on the cover of this prospectus. We have granted the underwriters of our offering of mandatory convertible preferred stock

an option to purchase up to                  additional shares of mandatory convertible preferred stock to cover over-allotments, which would be convertible into an aggregate of up to                      shares of our Class A common stock, assuming the same initial public offering price per share of our Class A common stock. The mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market. We intend to use the net proceeds from our concurrent offering of mandatory convertible preferred stock for working capital, capital expenditures and general corporate purposes. The completion of the sale of our mandatory convertible preferred stock is a condition to the completion of this offering. For a summary of the terms of our mandatory convertible preferred stock, see “Concurrent Offering of Mandatory Convertible Preferred Stock” elsewhere in this prospectus.

Concurrent notes offering

Concurrently with the consummation of this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $         million aggregate principal amount of senior unsecured notes in a private placement and apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. The completion of the sale of the notes is a condition to the completion of this offering. The concurrent offering and sale of the notes is not being registered under the Securities Act of 1933, and the notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

(1)	Includes an aggregate of shares of our Class A common stock reserved for issuance upon conversion of our shares of Class D common stock, but excludes an aggregate of shares of our Class A common stock to be reserved for issuance under our contemplated equity incentive plan and employee stock purchase plan and up to shares of our Class A common stock (plus up to an additional shares of our Class A common stock if the underwriters exercise their over-allotment option in full) reserved for issuance upon the conversion of our mandatory convertible preferred stock (in each case assuming an initial public offering price per share of our Class A common stock equal to the midpoint of the range indicated on the cover of this prospectus).
(2)	The Class B common stock and the Class C common stock entitle AMD and Fujitsu to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on such holder’s aggregate ownership interest in us. See “Description of Capital Stock.”
(3)	The Class D common stock will be identical to the Class A common stock, except that the Class D common stock will not have the right to vote for the election of any directors to our board of directors. With respect to all other matters on which stockholders are entitled to vote, the Class D common stock will have the same voting rights of the Class A common stock. The Class D common stock will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board of directors elects to cause the Class D common stock to convert to Class A common stock following a determination that such conversion is in our best interests. For additional information, see “Description of Capital Stock.”

CONVENTIONS AND ASSUMPTIONS USED IN THIS PROSPECTUS

We were originally organized as a manufacturing venture called Fujitsu AMD Semiconductor Limited, a Japanese corporation. Effective June 30, 2003, we were reorganized as a Delaware limited liability company named FASL LLC, which was later renamed Spansion LLC. As Spansion LLC, we are owned by two members: AMD Investments, Inc., a Delaware corporation and wholly-owned subsidiary of AMD, and Fujitsu Microelectronics Holding, Inc., a Delaware corporation and wholly-owned subsidiary of Fujitsu. Shortly prior to the consummation of this offering, Spansion LLC will be reorganized into a corporate structure with a Delaware corporation holding company named Spansion Inc. and a wholly-owned operating company subsidiary. At that time, AMD Investments, Inc. and Fujitsu Limited will be our only stockholders. Unless we indicate otherwise, all of the information in this prospectus assumes that (i) all limited liability company interests in Spansion LLC held by our members have been exchanged for equity interests in Spansion Inc. and (ii) the reorganization into a corporate structure has been completed such that our authorized capital stock is as set forth under “Description of Capital Stock.”

In this prospectus, unless the context otherwise requires: (1) references to “we,” “us,” “Spansion,” “our” and “our company” refer to (i) Spansion LLC and its subsidiaries prior to the consummation of this offering and (ii) Spansion Inc. and its subsidiaries after the consummation of this offering; (2) references to AMD and Fujitsu in the context of being members of Spansion LLC will be deemed to refer to AMD Investments, Inc. and Fujitsu Microelectronics Holding, Inc.; (3) references to AMD in the context of being a stockholder of Spansion Inc. will be deemed to refer to AMD Investments, Inc.; (4) references to Spansion LLC in the context of Spansion LLC’s concurrent notes offering in a private placement refer to Spansion LLC, our indirect wholly-owned operating subsidiary following our reorganization into a corporate structure; (5) unless otherwise specified as Class B, Class C or Class D common stock, references to common stock refer to Spansion Inc.’s Class A common stock; and (6) references to “our customers” refer to customers of our sole distributors, AMD and Fujitsu.

Throughout this prospectus, our fiscal periods ended March 31, 2003, December 28, 2003 and December 26, 2004 are referred to as fiscal 2002, 2003 and 2004. In fiscal 2002, we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which consisted of 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition period beginning April 1, 2003 and ending December 28, 2003, during which we operated as Fujitsu AMD Semiconductor Limited for the first three months and then operated as Spansion LLC for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and consisted of 52 weeks. The nine months ended September 26, 2004 and September 25, 2005 each consisted of 39 weeks.

Unless we indicate otherwise, all of the information in this prospectus assumes: (i) that the underwriters do not exercise their option to purchase up to                      shares of our common stock within 30 days from the date of this prospectus to cover over-allotments; (ii) that our concurrent issuance of                  shares of our mandatory convertible preferred stock has been completed (assuming no exercise by the underwriters of their option to purchase additional shares of our mandatory convertible preferred stock to cover over-allotments); and (iii) that Spansion LLC’s concurrent issuance of $             million aggregate principal amount of notes in a private placement has been completed. The shares of common stock issuable upon conversion of the mandatory convertible preferred stock are not included in the determination of AMD’s or Fujitsu’s aggregate ownership interests in us.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

The following table sets forth summary historical consolidated financial data and unaudited pro forma consolidated financial data. In fiscal 2002, we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which consisted of 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday in December. Fiscal 2003 was therefore a transition period beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and operated as Spansion LLC for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 began December 29, 2003 and ended December 26, 2004, which consisted of 52 weeks. The summary consolidated statement of operations data for the fiscal years ended March 31, 2003, December 28, 2003 and December 26, 2004 and the summary consolidated balance sheet data as of December 26, 2004 have been derived from, and should be read together with, our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary unaudited consolidated statement of operations data for the nine months ended September 26, 2004 and September 25, 2005 and the summary unaudited consolidated balance sheet data as of September 25, 2005 have been derived from, and should be read together with, our unaudited consolidated financial statements included elsewhere in this prospectus. Other unaudited quarterly financial data are derived from our unaudited interim condensed consolidated financial statements not included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The historical results are not necessarily indicative of the results to be expected in any future periods, and the results for the nine months ended September 25, 2005 should not be considered indicative of results to be expected for the full fiscal year.

We compiled the unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004, set forth in the table below, from our audited consolidated financial statements for the fiscal year ended December 26, 2004, which are included elsewhere in this prospectus, and we compiled the unaudited pro forma consolidated statement of operations data for the nine months ended September 25, 2005, set forth in the table below, from our unaudited consolidated financial statements for the nine months ended September 25, 2005, which are included elsewhere in this prospectus, to reflect our results of operations as if the events described below had occurred as of December 29, 2003.

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005 and AMD ceased to earn any distribution margin on the sale of our products. Although the transition of certain related support functions, including booking and billing, is still underway, we expect to sell directly to customers formerly served by AMD, as well as potential customers not solely served by Fujitsu. We also reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. As set forth below, we have included adjustments in our unaudited pro forma consolidated statement of operations data for our assumption of freight, duty and logistics and related costs, our assumption of warehousing and related costs, and our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products. Each of these adjustments represents the costs that AMD incurred in connection with selling our products in fiscal 2004 and in the first nine months of fiscal 2005, all of which were incurred by AMD prior to the transfer of AMD’s sales force as of April 1, 2005. We believe that the costs that were actually incurred by AMD in connection with selling our products are representative of the costs that we would have incurred if the transfer of AMD’s sales force had occurred as of December 29, 2003. Moreover, as of April 1, 2005, we and AMD entered into an Agency Agreement whereby we agreed to pay AMD for the provision of transitional support services for shipping, invoicing and billing, purchase order processing and other related functions, including worldwide sales and marketing support services such as credit and collections. We believe that the negotiated fees for these marketing, general and administrative transitional services substantially approximate the expenses that we would incur if we were to perform these services internally. In the aggregate, these pro forma adjustments, as well as the elimination of the AMD distribution margin and the reduction of the Fujitsu distribution margin, increased both operating and net income, which subsequently resulted in an incremental expense in connection with our profit sharing program.

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 and for the nine months ended September 25, 2005 set forth below gives effect to:

•	the contemplated termination of the AMD Distribution Agreement, which would have resulted in an elimination of the seven percent distribution margin thereunder for fiscal 2004, which would have added approximately $80.3 million to net sales for fiscal 2004, and resulting in an elimination of the 6.5 percent distribution margin thereunder for the first nine months of fiscal 2005, which would have added approximately $14.1 million to net sales for the first nine months of fiscal 2005;

•	a reduction from seven percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for fiscal 2004, which would have added approximately $26.2 million to net sales for fiscal 2004 and a reduction from 6.5 percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for the first nine months of fiscal 2005, which would have added approximately $4.4 million to net sales for the first nine months of fiscal 2005;

•	our assumption of freight, duty and logistics related costs for our products currently incurred by AMD which we believe would have increased cost of sales for fiscal 2004 by approximately $4.4 million and by approximately $1.4 million for the first nine months of fiscal 2005;

•	our assumption of warehousing and related costs for our products currently incurred by Fujitsu, which we believe would have increased cost of sales for fiscal 2004 by approximately $4.0 million and by approximately $1.0 million for the first nine months of fiscal 2005;

•	our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products, which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $47.4 million and by approximately $10.4 million for the first nine months of fiscal 2005;

•	the inclusion of an incremental expense in connection with our profit sharing program for the increase in net income resulting from the foregoing adjustments, which we calculated as ten percent of incremental operating income before profit sharing expense, and which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $5.1 million, but with no corresponding increase in the expense for the first nine months of fiscal 2005 since there was no profit on a pro forma basis in that period;

•	the inclusion of a tax provision for the incremental taxes owed on incremental net income before tax which would have been earned by our foreign subsidiaries and taxed at local statutory rates resulting from the foregoing adjustments, which we believe would have decreased the income tax benefit for fiscal 2004 by approximately $7.7 million and by approximately $1.3 million for the first nine months of fiscal 2005; and

•	the inclusion of a $3.1 million reduction of tax benefit that reflects the additional U.S. tax which we would have incurred if we were taxed as a corporation rather than a limited liability company for fiscal 2004 and no reduction of tax benefit for the first nine months of fiscal 2005.

The agreements that we have reached which resulted in the foregoing adjustments to our unaudited pro forma consolidated statement of operations data have not resulted in material assets being contributed to us or liabilities assumed by us.

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 and the nine months ended September 25, 2005 does not include all expected or potential changes to our cost structure. For example, the unaudited pro forma consolidated statement of operations data does not give effect to other costs or benefits that have been or will be incurred or realized as we transition to a standalone company, including costs or benefits related to:

•	designing and implementing new enterprise-wide information systems;

•	obtaining licenses from third parties for technology incorporated in our products or software used to operate our business, including any licenses required to replace the intellectual property rights we will lose once we are no longer a beneficiary under AMD’s existing cross-license agreements. These costs will be offset to some extent by the reduction in royalty rates we pay under our patent cross-license agreements with AMD and Fujitsu. For more information, see “Risk Factors—We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us” and “Certain Relationships and Related Party Transactions—Patent Cross-License Agreements;”

•	being a public company, including significant legal, accounting and other expenses we did not incur as a private company;

•	implementing our planned cost reduction efforts; and

•	a possible increase in the cost of procuring goods and services from third parties as a result of changes in our purchasing power. For more information, see “Risk Factors—We may experience increased costs resulting from a decrease in the purchasing power we currently have due to our being a majority-owned subsidiary of AMD.”

The pro forma earnings per share information assumes our reorganization into a corporate structure occurred on December 29, 2003 and is based on the number of shares owned by AMD and Fujitsu immediately prior to the consummation of this offering.

Also set forth below is unaudited consolidated as adjusted balance sheet data as of September 25, 2005, which has been compiled from our unaudited consolidated financial statements as of and for the nine months ended September 25, 2005, which are included elsewhere in this prospectus. The unaudited consolidated as adjusted balance sheet data adjusts the actual data to reflect the receipt of the net proceeds from this offering and the receipt and application of the net proceeds from our concurrent offering of mandatory convertible preferred stock and the concurrent private placement of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The other pro forma adjustments discussed above do not impact the unaudited consolidated as adjusted balance sheet data.

Our unaudited pro forma consolidated financial data is not intended to represent what our financial condition and results of operations actually would have been had the transactions described above occurred or to be indicative of our future financial performance.

Summary Historical and Unaudited Pro Forma Financial Data

	Year Ended Mar. 31, 2003		Nine Months Ended Dec. 28, 2003		Year Ended Dec. 26, 2004		Pro Forma for the Year Ended Dec. 26, 2004(2)		Nine Months Ended Sept. 26, 2004			Nine Months Ended Sept. 25, 2005		Pro Forma for the Nine Months Ended Sept. 25, 2005(2)
	(in thousands, except per share amounts)
Statement of Operations Data(1):
Net sales	$961,950			$1,193,212		$2,262,227		$2,368,766		$1,775,251			$1,411,209		$1,429,749
Cost of sales	921,924			1,086,030		1,840,862		1,849,290		1,425,905			1,312,470		1,314,822

Gross profit	40,026			107,182		421,365		519,476		349,346			98,739		114,927
Other expenses:
Research and development	—			146,947		280,954		280,954		209,199			220,100		220,100
Marketing, general and administrative	4,811			74,200		137,159		189,641		100,616			126,784		137,177

Operating income (loss)	35,215			(113,965)		3,252		48,881		39,531			(248,145)		(242,350)
Interest and other income (expense), net	(202)			1,335		3,198		3,198		2,223			2,496		2,496
Interest expense	(1,867)			(20,733)		(40,165)		(40,165)		(29,972)			(33,574)		(33,574)

Income (loss) before income taxes	33,146			(133,363)		(33,715)		11,914		11,782			(279,223)		(273,428)
Provision (benefit) for income taxes	12,169			(4,420)		(14,013)		(6,266)		4,897			(22,634)		(21,320)

Net income (loss)	$20,977			$(128,943)		$(19,702)		$18,180		$6,885			$(256,589)		$(252,108)

Net income (loss) per share:
Basic and diluted	$21.50			n/a (4)		n/a (4)		n/a (4)		n/a	(4)		n/a (4)		n/a (4)
Shares used in per share calculation:
Basic and diluted	975,753			n/a (4)		n/a (4)		n/a (4)		n/a	(4)		n/a (4)		n/a (4)

Unaudited Pro Forma Effects of Assumed Reorganization into Corporate Structure(3):
Actual income (loss) before income taxes	n/a	(4)		$(133,363)		$(33,715)		$11,914		$11,782			$(279,223)		$(273,428)
Pro forma provision (benefit) for income taxes	n/a	(4)		(43,369)		(11,566)		(3,151)		7,344			(22,634)		(21,320)

Pro forma net income (loss)	n/a	(4)		$(89,994)		$(22,149)		$15,065		$4,438			$(256,589)		$(252,108)

Pro forma income (loss) per share:
Basic and diluted	n/a	(4)	$		$		$		$			$		$
Pro forma shares used in per share calculation:
Basic and diluted	n/a	(4)

	As of Dec. 26, 2004	As of Sept. 25, 2005
	Actual	Actual	As Adjusted (5)
		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$196,138	$119,024	$
Working capital (deficiency)	359,420	(116,091)
Total assets	2,919,515	2,759,948
Long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	773,597	780,500
Members’ capital/stockholders’ equity	1,647,207	1,348,125

(1)	As discussed more fully within “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we began producing and selling finished Flash memory devices effective June 30, 2003 which significantly affected our operating results as compared to earlier periods when we solely produced and sold Flash memory wafers.
(2)	Reflects adjustments in connection with our transition towards operating as a standalone entity by giving effect to the assumptions set forth in “Unaudited Pro Forma Consolidated Financial Data” found elsewhere in this prospectus.
(3)	Reflects the impact of the planned reorganization of Spansion LLC into Spansion Inc. and the pro forma effects as if we had been subject to U.S. taxes and had outstanding shares equivalent to those held by AMD and Fujitsu at the time of our reorganization into Spansion Inc.
(4)	Effective June 30, 2003, we were reorganized as a Delaware limited liability company with ownership in the form of limited liability company units held by AMD and Fujitsu. Therefore, net income (loss) per share data is not applicable for periods subsequent to June 30, 2003, and pro forma net income (loss) per share data is not applicable for periods prior to June 30, 2003 for which net income (loss) per share data is already presented.
(5)	The unaudited consolidated as adjusted balance sheet data as of September 25, 2005 adjusts the actual data to reflect the receipt of the net proceeds from this offering and the receipt and application of the net proceeds from our concurrent offering of mandatory convertible preferred stock and the concurrent private placement of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The other pro forma adjustments discussed above do not impact the unaudited consolidated as adjusted balance sheet data.

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended Sept. 26, 2004	Nine Months Ended Sept. 25, 2005
	(in thousands)
Supplemental Information:
EBITDA(1)	$313,994	$202,450	$538,017	$433,287	$166,001
Capital Expenditures	(190,228)	(214,752)	(530,095)	(426,753)	(323,870)
Net cash provided by operating activities	356,200	134,046	463,298	441,842	220,614
Net cash used for investing activities	(190,228)	(186,914)	(551,613)	(477,488)	(264,077)
Net cash provided by (used in) financing activities	(165,977)	372,879	(125,576)	(88,743)	24,341

(1)    The term earnings before interest, income taxes, depreciation and amortization (EBITDA) is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance or liquidity, you should not consider this data in isolation, or as a substitute for our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended Sept. 26, 2004	Nine Months Ended Sept. 25, 2005
	(in thousands)
Net income (loss)	$20,977	$(128,943)	$(19,702)	$6,885	$(256,589)
Interest expense, net	1,867	19,816	37,457	28,137	31,234
Income tax provision (benefit)	12,169	(4,420)	(14,013)	4,897	(22,634)
Depreciation and amortization expense	278,981	315,997	534,275	393,368	413,990

EBITDA	$313,994	$202,450	$538,017	$433,287	$166,001

Quarterly Comparison

The following table sets forth our statements of operations data for the nine fiscal quarters immediately following our reorganization in June 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Quarter Ended
	Sept. 28, 2003	Dec. 28, 2003	Mar. 28, 2004	June 27, 2004	Sept. 26, 2004	Dec. 26, 2004	Mar. 27, 2005	June 26, 2005	Sept. 25, 2005
	(in thousands)
Net sales to members	$395,161	$540,050	$606,331	$650,687	$518,233	$486,976	$433,189	$462,367	$515,653
Cost of sales	336,128	460,235	502,293	517,459	406,153	414,957	436,686	430,477	445,307

Gross profit	59,033	79,815	104,038	133,228	112,080	72,019	(3,497)	31,890	70,346
Other expenses:
Research and development	70,534	76,413	67,181	70,043	71,975	71,755	71,379	74,597	74,124
Marketing, general and administrative	39,421	33,298	34,872	32,014	33,730	36,543	36,099	45,426	45,259

Operating income (loss)	(50,922)	(29,896)	1,985	31,171	6,375	(36,279)	(110,975)	(88,133)	(49,037)
Interest and other income, net	616	538	291	1,181	751	975	1,285	779	432
Interest expense	(9,941)	(10,582)	(9,797)	(10,179)	(9,996)	(10,193)	(11,135)	(11,076)	(11,363)

Income (loss) before income taxes	(60,247)	(39,940)	(7,521)	22,173	(2,870)	(45,497)	(120,825)	(98,430)	(59,968)
Provision (benefit) for income taxes	4,872	4,543	(3,126)	9,216	(1,193)	(18,910)	(11,983)	(12,406)	1,755

Net income (loss)	$(65,119)	$(44,483)	$(4,395)	$12,957	$(1,677)	$(26,587)	$(108,842)	$(86,024)	$(61,723)

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. Investing in shares of our common stock involves a high degree of risk. If any of the following risks actually occurs, we may be unable to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In addition, the trading price of shares of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The demand for our products depends in large part on continued growth in the industries into which they are sold. A market decline in any of these industries, or a decline in the demand for NOR Flash memory products in these industries, would have a material adverse effect on our results of operations.

Sales of our Flash memory products, which to date have been based on the Boolean logic-based “Not Or,” or NOR, architecture, are dependent to a large degree upon consumer demand for mobile phones. In 2004 and in the first six months of 2005, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory because mobile phone original equipment manufacturers, or OEMs, have traditionally used products based on NOR architecture to satisfy both code and data storage requirements within their mobile phones. The market research firm iSuppli has estimated that mobile phones represented 58.4 percent of the NOR Flash memory market in 2004. In fiscal 2004 and in the first nine months of fiscal 2005, sales to the wireless category of the Flash memory market drove a majority of our sales. If demand for mobile phones is below our expectations or if the functionality of successive generations of mobile phones does not require increasing NOR Flash memory density, we would be materially adversely affected.

Similarly, sales of our products targeting the embedded category of the Flash memory market are dependent upon demand for consumer electronics such as set top boxes, or STBs, and DVD players, automotive electronics, industrial electronics such as networking equipment and PC peripheral equipment such as printers. Sales of our products are also dependent upon the inclusion of increasing amounts of NOR Flash memory content in some of these products. In fiscal 2004 and in the first nine months of fiscal 2005, sales to the embedded category of the Flash memory market drove a significant portion of our sales. If demand for these products, or NOR Flash memory content in these products, is below our expectations, we would be materially adversely affected.

We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.

As a subsidiary of AMD we have been the beneficiary of AMD’s intellectual property arrangements with third parties, including patent cross-license agreements with other major semiconductor companies such as Intel, Motorola and IBM, and licenses from third parties for technology incorporated in our products and software used to operate our business. Following the completion of this offering, we will no longer be a beneficiary under a number of these agreements. As a result, we will lose rights to use important intellectual property that we are currently licensed to use and may therefore be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. Therefore, absent negotiating our own license agreements with the third parties who own such intellectual property, we will be vulnerable to claims by such parties that our products or operations infringe such parties’ patents or other intellectual property rights. In addition, third parties may have refrained from asserting intellectual property infringement claims against us because we have been a majority-owned subsidiary of AMD. Following this offering, they may elect to pursue such claims against us.

Under certain patent cross-license agreements and other licenses, we believe we will continue to be a beneficiary for some period of time after the consummation of this offering while AMD continues to hold a majority of our shares entitled to vote for the election of directors and while AMD continues to be a party to such agreements and licenses. However, we expect that AMD will no longer hold a majority of such voting shares upon the conversion of the Class D common stock held by Fujitsu. The Class D common stock held by Fujitsu will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board elects to cause the Class D common stock to convert to Class A common stock, following a determination that such conversion is in our best interests. Although we believe we will be entitled to remain a beneficiary under these patent cross-license agreements and certain other licenses for so long as AMD continues to hold a majority of our shares entitled to vote for the election of directors and while AMD continues to be a party to such agreements and licenses, we cannot assure you that the other parties thereunder will not challenge our ability to assert rights as a beneficiary under these patent cross-license agreements and other licenses after the consummation of this offering.

With the assistance of AMD, we will attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that is important to our business, including the intellectual property that we previously had access to through our relationship with AMD. We will also attempt to acquire new patents with the assistance of AMD, as our success in negotiating patent cross-license agreements with other industry participants will depend in large part upon the strength of our patent portfolio relative to that of the third party with which we are negotiating. If the third party benefits from an existing patent cross-license agreement with AMD, in many cases it will retain the rights that it has under that agreement even after we cease to be an AMD subsidiary, including rights to utilize the patents that AMD and Fujitsu transferred to us in connection with our reorganization in June 2003. In many cases, any such third party will also retain such rights to utilize any patents that have been issued to us or acquired by us subsequent to our reorganization and prior to our no longer being a subsidiary of AMD. Our negotiating position may therefore be impaired, because the other party will already be entitled to utilize a large number, or even all, of our patents, while we will no longer have the right to utilize that party’s patents. As a result, we may be unable to obtain access to the other party’s patent portfolio on favorable terms or at all. Similarly, with respect to licenses from third parties for technology incorporated in our products or software used to operate our business, we may not be able to negotiate prices with these third parties on terms as favorable to us as those available when we were a subsidiary of AMD because we will not be able to take advantage of AMD’s current size and purchasing power. These parties, and other third parties with whom AMD had no prior intellectual property arrangement, may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such litigation could be extremely expensive and time-comsuming. We cannot assure you that such litigation would be avoided or successfully concluded. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture or sale of some or all of our products, would have a material adverse effect on us.

A lack of market acceptance of MirrorBit technology would have a material adverse effect on us.

Market acceptance of products based on our MirrorBit technology is a critical factor impacting our ability to increase revenues and market share in the wireless and embedded categories of the Flash memory market, as well as to enter new markets. MirrorBit technology is a memory cell architecture that enables Flash memory products to store two bits of data in a single memory cell thereby doubling the density or storage capacity of each memory cell. If adoption of our MirrorBit technology occurs at a slower rate than we anticipate, our ability to compete will be reduced, and we would be materially adversely affected. For example, in the first six months of fiscal 2005, we introduced a new product for wireless applications based on our second generation MirrorBit technology. If we do not achieve market acceptance of this product or subsequent versions of this product, our future operating results would be materially adversely affected.

A significant market shift to NAND architecture would materially adversely affect us.

Flash memory products are generally based either on NOR architecture, or “Not And,” or NAND, architecture. To date, our Flash memory products have been based on NOR architecture, which are typically produced at a higher cost-per-bit than NAND-based products. We do not currently manufacture products based on NAND architecture. During 2003 and 2004, industry sales of NAND-based Flash memory products grew at a higher rate than sales of NOR-based Flash memory products, resulting in NAND vendors in aggregate gaining a greater share of the overall Flash memory market and NOR vendors in aggregate losing overall market share. This trend has continued in 2005 and sales of NAND-based Flash memory products represented a majority of the Flash memory products sold in the overall Flash memory market in the first six months of 2005. In 2004, according to iSuppli, total sales for the Flash memory market reached $15.9 billion, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. In the first six months of 2005, total sales for the Flash memory market reached $8.1 billion, of which 46.3 percent was classified as sales of NOR-based Flash memory products and 53.7 percent was classified as sales of NAND-based Flash memory products. We expect this trend to continue in the future. iSuppli projects that sales of NAND-based Flash memory products will grow by 40 percent from 2004 to 2005 and grow at a 13 percent compound annual growth rate from 2005 to 2009, while sales of NOR-based Flash memory products will decline by 16 percent from 2004 to 2005 and grow at a four percent compound annual growth rate from 2005 to 2009. Moreover, the removable storage category of the Flash memory market, which is currently the second largest category after wireless, and is predominantly served by NAND vendors, is expected to be the fastest growing portion of the Flash memory market for the foreseeable future. As mobile phones and other consumer electronics become more advanced, they will require higher density Flash memory to meet the increased data storage requirements associated with music downloads, photos and videos. Because storage requirements will increase to accommodate data-intensive applications, OEMs may increasingly choose NAND-based Flash memory products over NOR-based Flash memory products for their applications. Moreover, some NAND vendors are manufacturing on 300-millimeter wafers or are utilizing more advanced manufacturing process technologies than we are today, which result in an ability to offer products with a lower cost-per bit at a given product density. If NAND vendors continue to increase their share of the Flash memory market, our market share may decrease, which would materially adversely affect us.

If we fail to successfully develop products based on our new ORNAND architecture, or if there is a lack of market acceptance of products based on our ORNAND architecture, our future operating results would be materially adversely affected.

As mobile phones become more advanced, they will require higher density Flash memory to meet increased data storage requirements. We intend to position ourselves to address the increasing demand for higher density Flash memory within the high-end wireless market by offering products based on our ORNAND architecture, which we are currently developing. The success of our ORNAND architecture requires that we timely and cost effectively develop, manufacture and market ORNAND-based products that are competitive with NAND-based Flash memory products in the wireless category of the Flash memory market. We expect to begin commercial shipments of ORNAND-based products to customers in 2006. However, if we fail to develop and commercialize our ORNAND architecture on a timely basis or if our ORNAND-based products fail to achieve acceptance in the wireless market, our future operating results would be materially adversely affected.

The loss of a significant customer for our Flash memory products in the mobile phone market could have a material adverse effect on us.

Sales of our products are dependent to a large extent on demand for mobile phones. Historically, a small number of customers in the wireless category of the Flash memory market has driven a substantial portion of our net sales. If one of these customers decided to stop buying our Flash memory products, or if one of these customers were materially to reduce its operations or its demand for our products, we could be materially adversely affected.

We have a substantial amount of indebtedness which could adversely affect our financial position.

We currently have, and following this offering will continue to have, a substantial amount of indebtedness. As of September 25, 2005, we had an aggregate principal amount of approximately $781 million in outstanding debt. Of this amount, we owed approximately $381 million to AMD and Fujitsu. On September 19, 2005, we entered into a new $175 million senior secured revolving credit facility and borrowed approximately $60 million under the new facility, a portion of which was used to pay off our July 2003 Spansion Term Loan. Concurrently with this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $         million aggregate principal amount of senior unsecured notes in a private placement and apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. Upon completion of this offering and the concurrent private placement of the notes we will have an aggregate of approximately $         million in outstanding debt. The completion of the issuance of the notes is a condition to the completion of this offering.

Our substantial indebtedness may:

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	make it difficult for us to satisfy our financial obligations;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

Spansion LLC intends to issue notes in a private placement concurrently with this offering and we are currently party to and intend to enter into debt arrangements in the future, each of which may subject us to restrictive covenants which could limit our ability to operate our business.

Concurrently with the completion of this offering, Spansion LLC, our indirect wholly-owned subsidiary, expects to issue $             million aggregate principal amount of senior unsecured notes in a private placement. The indenture governing the notes will impose various restrictions and covenants on us which could limit our ability to respond to market conditions, make capital investments or take advantage of business opportunities. We expect that the notes will bear a higher rate of interest than our current debt, which will adversely affect our results of operations.

We are party to a $175 million senior secured revolving credit facility that imposes various restrictions and covenants on us that limit our ability to:

•	enter into any mergers, consolidations or sales of property (except for our reorganization that will occur in connection with this offering), or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for future distributions to Spansion Inc. in certain circumstances;

•	make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless we meet minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at least $50 million prior to December 31, 2005 (or if earlier, the date of consummation of this offering) and $200 million thereafter, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt other than the debt to be incurred concurrently with this offering (including the notes being offered by Spansion LLC in a private placement), capital leases, debt incurred by our foreign subsidiaries, and in limited cases, loans to subsidiaries;

•	engage in transactions with affiliates unless in the normal course of business, negotiated at arms-length terms and the transactions are disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and we may prepay any debt as long as after such repayment, we meet minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

In the future, we may incur additional indebtedness through arrangements such as credit agreements or term loans that may also impose similar restrictions and covenants. These restrictions and covenants limit and any future covenants and restrictions likely will limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Any debt arrangements we enter into will likely require us to make regular interest payments, which would adversely affect our results of operations. Our ability to satisfy the covenants, financial tests and ratios of our debt instruments can be affected by events beyond our control. We cannot assure you that we will meet those requirements. A breach of any of these covenants, financial tests or ratios could result in a default under the applicable agreement, which in turn could trigger cross-defaults under our other debt instruments, any of which would materially adversely affect us.

If we cannot generate sufficient operating cash flow and obtain external financing, we may be unable to make all of our planned capital expenditures.

Our ability to fund anticipated capital expenditures depends on generating sufficient cash flow from operations and the availability of external financing. For example, in the first nine months of fiscal 2005, our capital expenditures were $324 million, and we expect to spend approximately an additional $195 million in the remainder of the fiscal year.

Upon consummation of this offering, AMD and Fujitsu will no longer have an obligation to fund cash flow needs or provide new guarantees to our third-party lenders and they have advised us that they will not make funding available to us or provide new guarantees. We may not have access to financial markets on terms as favorable as we did when AMD and Fujitsu provided guarantees of our indebtedness.

Our capital expenditures, together with ongoing operating expenses, will be a substantial drain on our cash flow and may decrease our cash balances. The timing and amount of our capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for our products, product mix, changes in industry conditions and market competition. We intend to assess regularly markets for external financing opportunities, including debt and equity. Such financing may not be available when needed or, if available, may not be available on satisfactory terms. Any equity financing would cause further dilution to our stockholders. See “Dilution” elsewhere in this prospectus. Our inability to obtain needed financing or to generate sufficient cash from operations may require us to abandon projects or curtail capital expenditures. For example, we plan to have 300-millimeter wafer manufacturing capacity in 2007, although our Board of Managers has not yet approved a definitive capital expenditure plan for achieving such capacity. However, if we cannot generate sufficient operating cash flow or obtain external financing, we may be delayed in achieving such capacity, and we could be materially adversely affected.

If our cost reduction efforts are not effective, our business could be materially adversely affected.

We incurred a net loss in each of fiscal 2003 and fiscal 2004 of approximately $129 million and $20 million. Our net loss for the first nine months of fiscal 2005 was approximately $257 million. As a result, we are undertaking a number of actions prior to or in connection with this offering in an effort to significantly reduce our expenses. These actions include streamlining operations, continuing to align manufacturing utilization to our level of demand, controlling increasing testing costs and working with AMD and Fujitsu to reduce costs under our service agreements with them. We cannot assure you that we will be able to achieve significant cost reductions. In addition, we expect to incur significant expenses including cash charges in connection with our cost reduction efforts. If our cost reduction efforts are unsuccessful, we would be materially adversely affected.

If we fail to successfully develop, introduce and commercialize new products and technologies or to accelerate our product development cycle, we may be materially adversely affected.

Our success depends to a significant extent on the development, qualification, production, introduction and acceptance of new product designs and improvements that provide value to Flash memory customers. We must also be able to accomplish this process at a faster pace than we currently do. Our ability to develop and qualify new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis are significant factors in determining our competitiveness in our target markets. If we are delayed in developing or qualifying new products or technologies, we could be materially adversely affected. For example, during the second half of fiscal 2004 and the first quarter of fiscal 2005, we experienced a delay in qualifying and introducing a new Flash memory product based on our MirrorBit technology for the wireless category of the Flash memory market. The delay, which was due to our having to re-design the product in order to achieve higher performance specifications under all temperature conditions, contributed to lower than anticipated Flash memory product revenues during the second half of fiscal 2004 and the first six months of fiscal 2005 and caused us to lose market share in the wireless category of the Flash memory market. We began delivering a version of this product in the first quarter of fiscal 2005, and we began delivering our new, higher performance version of the product by the end of the second quarter of fiscal 2005. In addition, we are currently in the process of transitioning a majority of our products from floating gate technology to MirrorBit technology. If we experience any substantial difficulty with this transition, we will be materially adversely affected.

The Flash memory market is highly cyclical and has experienced severe downturns that have materially adversely affected, and may in the future materially adversely affect, our business.

The Flash memory market is highly cyclical and has experienced severe downturns, often as a result of wide fluctuations in supply and demand, constant and rapid technological change, continuous new product introductions and price erosion. Our financial performance has been, and may in the future be, adversely affected by these downturns. We have incurred substantial losses in recent downturns, due principally to:

•	substantial declines in average selling prices, particularly due to aggressive pricing by competitors and an imbalance in product supply and demand;

•	a decline in demand for end-user products that incorporate our products; and

•	excess inventory accumulation in distribution channels such as by mobile phone OEMs in China.

For example, our net sales in the second half of fiscal 2004 decreased significantly compared to the first half of fiscal 2004. Similarly, our net sales for the first half of fiscal 2005 decreased significantly compared to the second half of 2004. During this time, average selling prices for our products decreased as a result of aggressive pricing by our competitors due in most cases to oversupply of products in the NOR Flash memory market. Net sales in the second half of fiscal 2004 were also adversely affected by a decrease in demand from the mobile phone market and several events that occurred in the first half of fiscal 2004, such as excess inventory accumulation by mobile phone OEMs in China and our inability to meet demand for certain of our lower density products for the embedded category of the Flash memory market. This inability to meet demand adversely impacted our relationship with these customers and our competitors were able to take advantage of this situation to increase their market share. If these or other similar conditions continue or occur again in the future, we would likely be materially adversely affected.

Manufacturing capacity constraints may adversely affect us.

There may be situations in which our manufacturing facilities are inadequate to meet the demand for certain of our products. For example, in the first half of fiscal 2004, we were not able to meet demand for certain of our lower density products for the embedded category of the Flash memory market because in fiscal 2003 we underestimated demand for these products, and were unable to install additional wafer fabrication capacity on a timely basis. We believe this adversely impacted our relationships with customers who received reduced allocations, or did not receive allocations, of our embedded products and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. More recently, in the third quarter of fiscal 2005, we experienced capacity constraints for final test and assembly of certain of our products. While we are working internally and with subcontractors to increase capacity to meet anticipated demand, we do not expect to be able to do so at least in the short term. These capacity constraints limit our ability to respond to rapid and short term surges in demand for our products. Our inability to obtain sufficient manufacturing capacity to meet anticipated demand, either in our own facilities or through foundry, subcontractor or similar arrangements with third parties, could have a material adverse effect on us.

Industry overcapacity could require us to lower our prices and have a material adverse effect on us.

Semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, capacity additions sometimes exceeded demand requirements leading to oversupply situations and downturns in the industry. Fluctuations in the growth rate of industry capacity relative to the growth rate in demand for Flash memory products contribute to cyclicality in the Flash memory market, which may in the future negatively impact our average selling prices and materially adversely affect us.

Industry overcapacity could cause us to under-utilize our manufacturing facilities and have a material adverse effect on us.

It is difficult to predict future growth or decline in the markets we serve, making it very difficult to estimate requirements for production capacity. If our target markets do not grow as we anticipate, we may under-utilize our manufacturing facilities. This may result in write-downs or write-offs of inventories and losses on products whose demand is lower than we anticipate. In addition, during periods of industry overcapacity, such as we have recently experienced, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity, which can exacerbate the difficulty in forecasting capacity requirements.

Many of our costs are fixed. Accordingly, during periods in which we under-utilize our manufacturing facilities as a result of reduced demand for certain of our products, our costs cannot be reduced in proportion to the reduced revenues for such periods. When this occurs, our operating results are materially adversely affected.

Our business has been characterized by average selling prices that decline over relatively short time periods, which can negatively affect our results of operations unless we are able to reduce our costs or introduce new products with higher average selling prices.

Average selling prices for our products historically have declined over relatively short time periods. For example, in the third quarter of fiscal 2005, our average selling prices decreased by approximately three percent compared with the second quarter of fiscal 2005. Similarly, in the second quarter of fiscal 2005, our average selling prices decreased by approximately five percent compared with the first quarter of fiscal 2005. In the first quarter of fiscal 2005, our average selling prices decreased by approximately 17 percent compared with the fourth quarter of fiscal 2004 and in the fourth quarter of fiscal 2004, our average selling prices decreased by approximately seven percent compared with the third quarter of fiscal 2004. We are unable to predict pricing conditions for any future periods. Even in the absence of downturns or oversupply in the industry, average selling prices of our products have decreased during the products’ lives, and we expect this trend to continue. When our average selling prices decline, our net sales and net income decline unless we are able to compensate by selling more units, reducing our manufacturing costs or introducing new, higher margin products that have higher densities and/or incorporate advanced features. We have experienced declining average selling prices in the past, and we expect that we will continue to experience them in the future, although we cannot predict when they may occur or how severe they will be. If our average selling prices continue to decline, our operating results could be materially adversely affected.

Our historical financial results may not be indicative of our future performance as an independent, standalone company.

Our historical financial information included in this prospectus does not necessarily indicate what our results of operations, financial condition or cash flows will be in the future. Since our reorganization as Spansion LLC, we have been a majority-owned subsidiary of AMD, and we have sold all of our products to our sole distributors, AMD and Fujitsu, who in turn have sold our products to customers worldwide. We intend to continue to transition to being an independent standalone entity by, among other things:

•	integrating AMD’s sales force responsible for selling our products that was transferred to us in the second quarter of fiscal 2005;

•	begin selling products directly to AMD’s former customers and potential customers not served solely by Fujitsu;

•	working with AMD and Fujitsu to reduce costs under our service agreements with them; and

•	expanding our own administrative functions.

Although we have included unaudited pro forma historical financial data based on assumptions reflecting some of these expected and potential changes, the unaudited pro forma historical financial data does not include all expected and potential changes to our cost structure. For additional information, see “Unaudited Pro Forma Consolidated Financial Data,” elsewhere in this prospectus.

If we cannot successfully reduce our reliance on AMD and Fujitsu to become an independent, standalone entity, we may be materially adversely affected.

Intense competition in the Flash memory market could materially adversely affect us.

Our principal competitors in the Flash memory market are Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Silicon Storage Technology, Inc., Macronix International Co., Ltd., Toshiba Corporation, Sharp Electronics Corp. and Renesas Technology Corp. The Flash memory market is characterized by intense competition. The basis of competition is cost, selling price, performance, quality and customer relationships. In particular, in the past, our competitors have aggressively priced their products in order to increase market share, which resulted in decreased average selling prices for our products in the second half of fiscal 2004 and the first quarter of fiscal 2005 and adversely impacted our results of operations. Certain of our competitors, including Intel, Samsung, STMicroelectronics, Toshiba, Sharp and Renesas, are more diversified than us and may be able to sustain lower operating margins in their Flash memory business based on the profitability of their other, non-Flash memory businesses. In addition, recent capital investments by competitors have resulted in substantial industry manufacturing capacity, which may further contribute to a competitive pricing environment.

To compete successfully, we must decrease our manufacturing costs and develop, introduce and sell products that meet the increasing demand for greater Flash memory content in mobile phones, consumer electronics and automotive applications, among other markets, at competitive prices. We expect competition in the Flash memory market to increase as existing manufacturers introduce new products and process technologies, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share.

Competitors may introduce new memory technologies that may make our Flash memory products uncompetitive or obsolete.

Competitors are working on a number of new technologies, including FRAM, MRAM, polymer and phase-change based memory technologies. If successfully developed and commercialized as a viable alternative to Flash memory, these technologies could pose a competitive threat to a number of Flash memory companies, including us. Also, we and certain of our competitors have licensed Flash memory technology called NROM technology from a third party. NROM technology has characteristics similar to our MirrorBit technology which may allow these competitors to develop new Flash memory technology that is competitive with our MirrorBit technology.

If we are unable to diversify our customer base, we could be materially adversely affected.

We serve our customers worldwide through our sole distributors, AMD and Fujitsu, who buy products from us and resell them to these customers, either directly or through their distributors. These customers consist of OEMs, original design manufacturers, or ODMs, and contract manufacturers.

In fiscal 2004, the five largest of these customers accounted for a significant portion of end sales of our products by AMD and Fujitsu. Our business strategy is to continue to maintain and increase our market share and diversify our customer base in the wireless and embedded categories of the Flash memory market. We intend to penetrate further the embedded category in part by expanding the number of customers who buy through our distribution channel as well as the number of customers in emerging markets. If we are unsuccessful in executing this strategy, we could be materially adversely affected.

We cannot be certain that our substantial investments in research and development will lead to timely improvements in technology or that we will have sufficient resources to invest in the level of research and development that is required to remain competitive.

We make substantial investments in research and development for design and process technologies in an effort to design and manufacture advanced Flash memory products. For example, in fiscal 2004 our research and development expenses were $281 million, or approximately 12 percent of our net sales. Of this amount we incurred $54 million of expenses related to research and development services provided by AMD and Fujitsu. In the first nine months of fiscal 2005, our research and development expenses were $220 million, or approximately 16 percent of our net sales. Of this amount, we incurred $26 million of expenses related to research and development services provided by AMD and Fujitsu. Currently, we are developing new non-volatile memory process technologies, including 90-nanometer floating gate technology and 90-nanometer MirrorBit technology, and have announced plans for development of 65-nanometer process technology. Our SDC facility is developing manufacturing process technologies on 200-millimeter and 300-millimeter wafers. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required for us to remain competitive, which could materially adversely affect us.

If we are unable to timely and efficiently implement 300-millimeter wafer capacity, our business, results of operations or financial condition could be materially adversely affected.

We intend to develop manufacturing capacity on 300-millimeter wafers. Our goal is to have this capacity in place in 2007, although our Board of Managers has not yet approved a definitive capital expenditure plan for achieving such capacity. The timing for developing 300-millimeter capacity will depend in part on the demand for our Flash memory products and on our ability to fund the construction of such a facility if we choose to develop the capacity internally. If we are delayed in developing this capability or are unable to timely and efficiently ramp production on 300-millimeter wafers, we would not achieve anticipated cost savings associated with this technology and we could be materially adversely affected.

Unless we maintain manufacturing efficiency, our future profitability could be materially adversely affected.

The Flash memory industry is characterized by rapid technological changes. For example, new manufacturing process technologies using smaller feature sizes and offering better performance characteristics are generally introduced every one to two years. The introduction of new manufacturing process technologies allows us to increase the functionality of our products while at the same time optimizing performance parameters, decreasing power consumption and/or increasing storage capacity. In addition, the reduction of feature sizes enables us to produce smaller chips offering the same functionality and thereby considerably reduces the costs per bit. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new manufacturing process technologies. For example, our Flash memory products must be manufactured at 90-nanometer and more advanced process technologies and on 300-millimeter wafers. If we are delayed in transitioning to these technologies and other future technologies, we could be materially adversely affected.

Manufacturing our products involves highly complex processes that require advanced equipment. Our manufacturing efficiency is an important factor in our profitability, and we cannot be sure that we will be able to maintain or increase our manufacturing efficiency to the same extent as our competitors. For example, we continuously modify our manufacturing processes in an effort to improve yields and product performance and decrease costs. We are currently transitioning to 90-nanometer process technology for the manufacture of certain of our products. During periods when we are implementing new process technologies, manufacturing facilities may not be fully productive. We may fail to achieve acceptable yields or may experience product delivery delays as a result of, among other things, capacity constraints, delays in the development of new process technologies, changes in our process technologies, upgrades or expansion of existing facilities, impurities or other difficulties in the manufacturing process.

Improving our manufacturing efficiency in future periods is dependent on our ability to:

•	develop advanced process technologies and advanced products that utilize those technologies;

•	successfully transition to 90-nanometer and more advanced process technologies;

•	ramp product and process technology improvements rapidly and effectively to commercial volumes across our facilities; and

•	achieve acceptable levels of manufacturing wafer output and yields, which may decrease as we implement more advanced technologies.

If we cannot adequately protect our technology or other intellectual property in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures, we may lose a competitive advantage and incur significant expenses.

We rely on a combination of protections provided by contracts, including confidentiality and non-disclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets, to protect our intellectual property. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from third party infringement or from misappropriation in the United States and abroad. Any patent owned or licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. Foreign laws may provide less intellectual property protection than afforded in the United States. If we cannot adequately protect our technology or other intellectual property in the United States and abroad, we may be materially adversely affected.

We are party to intellectual property litigation and may become party to other intellectual property claims or litigation that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

From time to time, we may be notified, or third parties may bring actions against us based on allegations, that we are infringing the intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain a license, these parties may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted, which could result in our having to stop the sale of some of our products, increase the costs of selling some of our products, or cause damage to our reputation. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, would have a material adverse effect on us. We could decide, in the alternative, to redesign our products or to resort to litigation to challenge or defend such claims. Tessera, Inc. recently filed a lawsuit against us alleging that we have infringed certain of Tessera’s patents and have sought to enjoin such alleged infringement and to recover damages. Defending this claim and similar claims could be extremely expensive and time-consuming and defending this claim or others or the award of damages or an injunction could have a material adverse effect on us. We cannot assure you that litigation related to the intellectual property rights of ours or others can be avoided or will be successfully concluded.

We may not be successful in establishing a brand identity.

We have used the brand name of “Spansion” only since June 30, 2003. Prior to that time, all Flash memory products were sold under either AMD’s or Fujitsu’s brand. AMD’s and Fujitsu’s brand names are well known by Flash memory customers, suppliers and potential employees. We will need to expend significant time, effort and resources to continue to establish our brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If we are unsuccessful in continuing to establish our brand identity, we may be materially adversely affected.

If essential equipment or materials are not available to manufacture our products, we could be materially adversely affected.

Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Certain raw materials we use in the manufacture of our products are available from a limited number of suppliers. For example, we purchase commercial memory die, such as SRAM, pSRAM, lpSDRAM and NAND, from third-party suppliers and incorporate these die into multi-chip package, or MCP, products. Our production was constrained in the first half of fiscal 2004 because of difficulties in procuring adequate supply of pSRAM. In addition, some of our major suppliers, including Samsung, are also our competitors. Interruption of supply from a competitor that is a supplier or otherwise or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure certain of these materials, we may have to reduce our manufacturing operations. Such a reduction has in the past had and could in the future have a material adverse effect on us.

Our inability to continue to attract, retain and motivate qualified personnel could impact our business.

Our future success depends upon the continued service of numerous qualified engineering, manufacturing, marketing and executive personnel. Currently, we do not have any employment contracts with our key personnel. We also do not have our own equity incentive plans. We expect to have our own equity incentive plan and employee stock purchase plan following this offering, but we cannot assure you that such plans, any other employee benefit plans or the performance of our management system will be effective in motivating or retaining our employees or attracting new employees. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees could materially adversely affect us.

Costs related to defective products could have a material adverse effect on us.

One or more of our products may be found to be defective after the product has been shipped to customers in volume. The cost of product replacements or product returns may be substantial, and our reputation with our customers would be damaged. In addition, we could incur substantial costs to implement modifications to fix defects. Any of these problems could materially adversely affect us.

Uncertainties involving the ordering of our products could materially adversely affect us.

Flash memory suppliers compete in part on the basis of their ability to deliver products to end customers on short lead times and it is common for prevailing lead times in the market to be shorter than the minimum manufacturing cycle time. To deliver products with competitive lead times, we must maintain a buffer stock of product to fulfill customer orders. Because our buffer stock must be produced before customer orders are received, our production levels are based on forecasts of customer demand. AMD and Fujitsu are currently the sole distributors of our products. Typically, customers place an order with AMD or Fujitsu who simultaneously places an order with us. AMD and Fujitsu do not maintain any significant buffer inventory. Consequently, we are responsible for producing and holding any necessary buffer stock. Generally, AMD or Fujitsu sells our products pursuant to individual purchase orders from these customers. These customers may cancel their orders for standard products with AMD or Fujitsu thirty days prior to shipment without incurring a significant penalty. We extend similar rights to AMD and Fujitsu. Customer demand may be difficult to predict because such customers may change their inventory practices on short notice for any reason or they may cancel or defer product orders. Inaccurate forecasts of customer demand or cancellation or deferral of product orders could result in excess or obsolete inventory, which could result in write-downs of inventory. Historically, we based our inventory levels on AMD’s and Fujitsu’s non-binding forecasts of demand, which in turn were based on forecasts by their customers. In the future, we expect to sell directly to customers currently served by AMD, but we will continue to experience such inventory risks with respect to these customers. Because market conditions are uncertain, these factors could materially adversely affect us.

We may not achieve the sales that are suggested by our book-to-bill ratio.

Our book-to-bill ratio is a demand-to-supply ratio for orders, which we calculate by dividing the value of orders booked during a fiscal quarter by the value of orders invoiced during that quarter. We determine bookings based on orders that are received. However, the rate of booking new orders can vary significantly from month to month as demand for our products fluctuates frequently and orders may be cancelled or delayed. For these reasons, our book-to-bill ratio should not be relied on as an indication of future sales.

Our inability to design and implement new enterprise-wide information systems in a timely and cost-effective manner could materially adversely affect us.

As we transition towards becoming a standalone entity, we are designing and preparing to implement our own enterprise-wide information systems. These systems will be designed to automate more fully our business processes and will affect most of our functional areas including sales, finance, procurement, inventory control, collections, order processing and manufacturing. Implementation may require significant upgrades to our existing computer hardware and software systems. Historically, other companies have experienced substantial delays in the implementation of such information systems. Implementation of these information systems will be complex, expensive and time consuming and successful implementation could be delayed or otherwise adversely affected by various factors including: (i) any failure to provide adequate training to employees; (ii) any failure to retain key members of the implementation team or to find suitable replacements for such personnel; (iii) any failure to develop and apply appropriate testing procedures that accurately reflect the demands that will be placed on these information systems following implementation; and (iv) any failure to develop and implement adequate back-up systems and procedures in the event that difficulties or delays arise during or following the implementation of these information systems.

In connection with the implementation of these information systems, we may experience functional and performance problems, including problems relating to the information system’s response time and data integrity. In addition, resolution of any such problems could entail significant additional costs. We cannot assure you that we will be able to implement these information systems successfully or on a timely basis and in a cost-effective manner or that these information systems will not fail or prove to be unsuitable for our needs. Our inability to implement or resolve problems with these information systems in a timely and cost-effective manner could materially adversely affect us.

Unfavorable currency exchange rate fluctuations could adversely affect us.

As a result of our foreign operations, we have sales, costs, assets and liabilities that are denominated in foreign currencies, primarily the Japanese yen. For example:

•	certain of our manufacturing costs are denominated in yen, Chinese renminbi and other foreign currencies such as the Thai baht and the Singapore dollar;

•	some of the sales of our products to Fujitsu are denominated in yen; and

•	some fixed asset purchases are denominated in yen.

After we begin to sell directly to customers currently served by AMD, we expect to also have sales denominated in euro. As a consequence, movements in exchange rates could cause our U.S. dollar-denominated expenses to increase as a percentage of net sales, affecting our profitability and cash flows. Whenever we believe appropriate, we cover a portion of our foreign currency exchange exposure to protect against fluctuations in currency exchange rates. As of December 26, 2004, we had an aggregate of $10.5 million (notional amount) of short-term foreign currency forward exchange contracts denominated in yen. However, generally, we cover only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that these activities will be successful in reducing our foreign exchange rate exposure. Failure to do so could have a material adverse effect on us.

Worldwide economic and political conditions may adversely affect demand for our products.

Worldwide economic conditions may adversely affect demand for our products. For example, China’s economy has been growing at a fast pace over the past several years, and the Chinese government has recently introduced various measures to slow down the pace of economic growth. We believe some of these measures negatively impacted demand for our Flash memory products in the second half of fiscal 2004. Moreover, if Chinese authorities are not able to stage an orderly slowdown of the economic growth, China’s economy may suffer. A decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. In addition, terrorist attacks may negatively affect our operations, directly or indirectly, and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, which could materially adversely affect us.

The United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales and our supply chain. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on us.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.

The majority of our wafer fabrication capacity is located in Japan and nearly all final test and assembly of our products is performed at our facilities in China, Malaysia and Thailand and by third parties in Taiwan and Japan. In addition, we have international sales operations and, as part of our business strategy, we are continuing to seek to expand our product sales in high growth markets.

The political and economic risks associated with our sales to and operations in foreign countries include:

•	expropriation;

•	changes in a specific country’s or region’s political or economic conditions;

•	changes in tax laws, trade protection measures and import or export licensing requirements;

•	difficulties in protecting our intellectual property;

•	difficulties in achieving headcount reductions;

•	changes in foreign currency exchange rates;

•	restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions;

•	changes in freight and interest rates;

•	disruption in air transportation between the United States and our overseas facilities; and

•	loss or modification of exemptions for taxes and tariffs.

Any conflict or uncertainty in the countries in which we operate, including public health or safety concerns, natural disasters or general economic factors, could have a material adverse effect on our business. Any of the above risks, should they occur, could have a material adverse effect on us.

We are subject to a variety of environmental laws that could result in liabilities.

Our operations and properties are subject to various U.S., Japanese, European and other foreign environmental laws and regulations, including those relating to materials used in our products and manufacturing processes, discharge of pollutants into the environment, the treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of contamination. These laws and regulations require us to obtain permits for our operations, including the discharge of air pollutants and wastewater. From time to time, our facilities are subject to investigation by governmental regulators. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with any of them, a range of consequences could result, including fines, suspension of production, alteration of manufacturing processes, sales limitations, criminal and civil liabilities or other sanctions. We could also be held liable for any and all consequences arising out of exposure to hazardous materials used, stored, released, disposed of by us or located at or under our facilities or other environmental or natural resource damage.

Certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, or the Superfund Act, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. As discussed in “Business—Environmental Matters” elsewhere in this prospectus, two of our manufacturing sites are, or are located within, a federal Superfund site. Although we have not yet been, we could be named a potentially responsible party at these or other Superfund or other contaminated sites in the future. The costs associated with such sites could be material. In addition, contamination that has not yet been identified could exist at our other facilities.

Environmental laws are complex, change frequently and have tended to become more stringent over time. For example, the European Union recently began imposing stricter requirements regarding reduced lead content in semiconductor packaging. While we have budgeted for foreseeable environmental expenditures, we cannot assure you that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not have a material adverse effect on us.

Our worldwide operations and the operations of our suppliers could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters are located near major earthquake fault lines in California, three of our four wafer fabrication facilities are located near major earthquake fault lines in Japan and our assembly and test facilities are located in China, Malaysia and Thailand. In the event of a major earthquake, or other natural or manmade disaster, we could experience loss of life of our employees, destruction of facilities or other business interruptions, any of which could materially adversely affect us.

In addition, the operations of our suppliers could be subject to natural disasters and other business disruptions, which could cause shortages and price increases in various essential materials. For example, the recent Hurricane Katrina may affect our supply of liquid hydrogen, a raw material used in our wafer manufacturing processes. If we are unable to procure an adequate supply of liquid hydrogen or a substitute raw material, or if the operations of our other suppliers are affected by natural disasters or business disruptions, we may have to reduce our manufacturing operations. Such a reduction could in the future have a material adverse effect on us.

Risks Related to Our Relationship with AMD and Fujitsu

We may be delayed or prevented from taking certain actions that require the consent of AMD and Fujitsu, whose interests may differ from or conflict with our interests or those of our other stockholders, which could decrease the value of your shares.

Our bylaws provide that for so long as AMD or Fujitsu maintains specified ownership levels in our common stock, we will not be able to take certain actions without the prior consent of AMD and Fujitsu. Specifically, we cannot, without the consent of AMD and Fujitsu, among other things:

•	enter into any joint venture, strategic alliance or similar arrangement:

•	with an integrated electronics manufacturer having the majority of its assets or business operations in Japan and annual semiconductor revenue in excess of one hundred billion yen;

•	prior to June 30, 2007, relating to manufacturing, memory product design or CMOS product development that involves actual or potential contribution of cash or assets by us to such joint venture or to a third party exceeding $50 million in any fiscal year or $250 million in the aggregate over the life of the joint venture or arrangement, excluding arrangements for providing foundry services with entities that derive more than 75 percent of their revenue from foundry services or arrangements for the assembly, pack, mark and test of semiconductor devices; or

•	relating to activities unrelated to manufacturing, memory product design or CMOS process development that involve the actual or potential contribution of cash or assets by us exceeding

$200 million in any fiscal year or $1 billion in the aggregate over the life of the joint venture or arrangement;

for so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 25 percent;

•	engage in or undertake any material activity unrelated to our current Flash memory business, for so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 20 percent;

•	amend our certificate of incorporation or bylaws, for so long as AMD’s or Fujitsu’s aggregate ownership interest is at least ten percent;

•	shut down operations at JV3 before April 1, 2007, shut down any facilities of the non-manufacturing organization of our wholly-owned subsidiary, Spansion Japan, before April 1, 2007, shut down operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice, or shut down operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice, for so long as AMD or Fujitsu owns shares of our common stock; or

•	reduce headcount at JV1, JV2 or JV3 by more than ten percent prior to April 1, 2007 or reduce headcount at any facilities of the non-manufacturing organization of Spansion Japan by more than 15 percent prior to April 1, 2007 for so long as AMD or Fujitsu owns shares of our common stock.

We cannot assure you that the interests of AMD and Fujitsu will be aligned with our interests or those of our other stockholders with respect to such decisions. As a result, we may be unable to take steps that we believe are desirable and in the best interests of our stockholders. In addition, these consent rights could make an acquisition of us more difficult, even if the acquisition may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

The interests of AMD and Fujitsu, and our directors nominated by them, may differ from or conflict with our interests or those of our other stockholders.

When exercising their rights as our stockholders, either alone or in concert, AMD and Fujitsu may take into account not only our interests but also their interests and the interests of their other affiliates. Our interests and the interests of AMD and Fujitsu may at times conflict since the growth of our business depends, in part, on successful competition with other semiconductor companies. These conflicts may result in lost corporate opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by AMD and Fujitsu. We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with unaffiliated parties.

Various other conflicts of interest between our two principal stockholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, intellectual property matters, transfers by AMD or Fujitsu of all or any portion of its ownership interest in us or its other assets, which could be to one of our competitors, indemnity arrangements, service arrangements and business opportunities that may be attractive to AMD, Fujitsu and us.

Upon the consummation of this offering and our reorganization from Spansion LLC into Spansion Inc., AMD and Fujitsu will be our two largest stockholders. AMD will have the right to elect two members to our board of directors. Fujitsu will have the right to elect one member to our board of directors. Each stockholder’s ability to elect directors is subject to reduction based on the amount of our common stock that they own and this right terminates when their ownership in us falls below ten percent.

In addition, the directors appointed by AMD and Fujitsu continue to hold positions at AMD and Fujitsu. Individuals who are our directors and also officers of either AMD or Fujitsu have a duty of care and loyalty to us when acting in their capacities as our directors and a duty of care and loyalty to AMD or Fujitsu when acting as their officers or directors. However, our certificate of incorporation provides that in the event a director or officer of our company who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential business opportunity that may be deemed a corporate opportunity of our company and AMD or Fujitsu, such opportunity will belong to AMD or Fujitsu, as applicable, unless it has been expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company. Ownership of AMD common stock, or options to acquire AMD common stock by certain of our directors and officers after this offering could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for AMD than they do for us.

Third parties may seek to hold us responsible for liabilities of AMD and Fujitsu that we did not assume in our agreements.

Under our agreements with AMD and Fujitsu, we agreed to assume liabilities related to our business after June 30, 2003 and certain liabilities related to our business prior to June 30, 2003 if such liabilities were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. Our assumed liabilities include claims made with respect to Flash memory products sold after June 30, 2003, even if such products were manufactured prior to June 30, 2003, and warranty claims with respect to products sold prior to June 30, 2003 to the extent such warranty claims were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. The allocation of assets and liabilities between AMD, Fujitsu and us may not reflect the allocation that would have been reached between unaffiliated parties and may be less favorable to us as a result. Third parties may seek to hold us responsible for AMD’s and Fujitsu’s retained liabilities. If our losses for AMD’s and Fujitsu’s retained liabilities were significant and we were ultimately held liable for them, we cannot assure you that we would be able to recover the full amount of our losses.

We currently rely on AMD and Fujitsu for a number of services and our business may suffer if we do not timely and cost-effectively establish our own administrative and support systems.

We currently rely on AMD and Fujitsu for a large number of administrative and information technology services. We intend to reduce our reliance on AMD and Fujitsu and the services they provide to us. Accordingly, we will need to create our own systems, or we may choose to contract with other third parties to replace AMD or Fujitsu. However, during the transition period, which could be substantial, we will still rely on AMD and Fujitsu for a large number of services. Although we are working with AMD and Fujitsu to reduce the costs under our existing service agreements with them, if we are unable to successfully reduce our costs under these agreements or if we are unable to make this transition to our own systems in a timely and cost-effective manner, the costs associated with these services may have a material adverse effect on us.

We rely on Fujitsu to be our sole distributor in Japan.

We currently rely on Fujitsu to act as the sole distributor of our products to customers in Japan, which in fiscal 2004 was one of our most important geographic markets. Under our distribution agreement with Fujitsu, Fujitsu has agreed to use its best efforts to promote the sale of our products in Japan and to certain other customers served by Fujitsu. In the event that we reasonably determine that Fujitsu’s sales performance in Japan and to certain customers served by Fujitsu is not satisfactory based on specified criteria, then we have the right to require Fujitsu to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can, in specific situations, take steps to remedy deficiencies ourselves through means that include appointing another distributor as a supplementary distributor to sell products in Japan and to customers served by Fujitsu. Pursuing these actions would be costly and disruptive to the sales of our products in Japan. If Fujitsu’s sales performance in Japan were unsatisfactory, and we could not timely find a suitable supplementary distributor, we would be materially adversely affected.

The assets of Spansion Japan are pledged to Fujitsu in connection with Spansion Japan’s term loan.

Spansion Japan is party to a term loan with a Japanese financial institution. Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility, and AMD has agreed to reimburse Fujitsu for 60 percent of any amounts paid out by Fujitsu under this guaranty. Spansion Japan agreed to pledge its assets to Fujitsu as security for its guarantee. If Spansion Japan were to default on its obligations under the term loan and AMD did not reimburse Fujitsu for 60 percent of amounts paid by Fujitsu pursuant to its guaranty, Fujitsu would be able to seize assets of Spansion Japan to recover the amounts not reimbursed. If this were to occur, we would be materially adversely affected.

We may experience increased costs resulting from a decrease in the purchasing power we currently have due to our being a majority-owned subsidiary of AMD.

Because we have been a majority-owned subsidiary of AMD since our reorganization in June 2003, AMD has procured goods, such as raw materials, technology, such as software licenses, and services on our behalf, and we have benefited from AMD’s size and purchasing power. Following the completion of this offering, we will no longer be a majority-owned subsidiary, and AMD will not be able to procure goods, technology and services for us under AMD’s existing agreements with suppliers. Because we will be a smaller and less diversified company than AMD is today, and we will not have access to financial and other resources comparable to those of AMD, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us while we were a majority-owned subsidiary of AMD, which could have a material adverse effect on us.

In addition, AMD relies on third-party providers to deliver our products to customers, to distribute materials for our wafer fabrication facilities and to provide certain information technology services to us, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration and voice, video and remote access. Following the completion of this offering, we will no longer be a beneficiary under these agreements, and we may need to renegotiate the terms with these suppliers or bring these capabilities in-house. Vendors may require the payment of additional fees, which could have a material adverse effect on us.

AMD and Fujitsu may continue to use all of our intellectual property and the intellectual property they have transferred to us.

In connection with our reorganization in June 2003, AMD and Fujitsu transferred approximately 400 patents and patent applications to us. In addition, AMD and Fujitsu have agreed to contribute additional patents to us shortly before this offering. However, both AMD and Fujitsu have retained the rights to use any patents contributed to us prior to the consummation of this offering for an unlimited period of time. In addition, under their respective patent cross-license agreements with us, AMD and Fujitsu have also obtained licenses to our present and future patents with effective filing dates prior to the later of June 30, 2013 or such date on which they have transferred all of their shares in us, although the scope of patents under license can be impacted by a change in control of the parties or their semiconductor groups. These licenses continue until the last to expire of the patents under license expires. Furthermore, while the cross-license agreements provide AMD and Fujitsu with ongoing perpetual licenses to all of our present and future patents and technologies in existence through such cross-license termination date, our right to Fujitsu’s patents and technologies is more limited.

Under our non-competition agreement, both AMD and Fujitsu have agreed that they will not directly or indirectly engage in a business, and have agreed to divest any acquired business, that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing only Flash memory, which is the business in which we primarily compete. With respect to each of AMD and Fujitsu, this non-competition restriction will last until the earlier of (i) two years from the date such stockholder’s ownership in us falls below five percent, or (ii) the dissolution of our company. After that time, should it ever decide to re-enter the Flash memory business, AMD or Fujitsu could use on a perpetual basis our present and future patents and technologies in existence through the cross-license termination date to compete against us. If either AMD or Fujitsu were to compete with us, we could be materially adversely affected. For more information on the patent cross-license agreements and the non-competition agreement, see “Certain Relationships and Related Party Transactions” elsewhere in this prospectus.

Our share price may decline because of the ability of AMD and Fujitsu to sell shares of our common stock.

Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of additional equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common stock.

Subject to transfer restrictions described below to which we are not a beneficiary and any applicable U.S. federal and state securities laws, after the expiration of a 180-day lock-up period (which may be waived by representatives of the underwriters), AMD and Fujitsu may sell shares of our common stock that they beneficially own. In addition, after the expiration of this 180-day period, we could issue and sell additional shares of our common stock. Any sale by AMD, Fujitsu or us of our common stock in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. Upon the completion of this offering, AMD and Fujitsu will enter into a stockholders agreement with us, which will provide for, among other things, restrictions on their ability to transfer their shares. AMD and Fujitsu have agreed with each other that neither of them will transfer any shares of our common stock, except to certain affiliates, until the earlier of one year from the date of this offering or the conversion of the Class D common stock. In addition, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then common stock outstanding to any entity whose principal business competes with us, unless first obtaining the written consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007.

Risks Related to this Offering

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	changes in projections of our operating results by securities analysts;

•	fluctuations in the valuation of companies perceived to be comparable to us; and

•	share price and volume fluctuations attributable to inconsistent trading volume levels or other factors.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could materially adversely affect us.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which in turn could materially adversely affect our business.

If securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research reports and ratings that securities or industry analysts publish about us, our business and the Flash memory market in general. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades our stock, our stock price may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $         per share in the price you pay for shares of our common stock as compared to its tangible book value, assuming an initial public offering price of $         per share. To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see “Dilution.”

We will have broad discretion in the use of net proceeds from this offering and the concurrent mandatory convertible preferred stock offering and may not use them effectively.

Although our management currently intends to use the net proceeds from this offering and the concurrent offering of our mandatory convertible preferred stock in the manner described in “Use of Proceeds,” they will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could affect our ability to continue to manufacture and sell our products.

Being a public company will increase our expenses and administrative burden.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to pay dividends on shares of our common stock in the foreseeable future and are currently prohibited from doing so in certain circumstances under agreements governing our borrowing arrangements. The terms of our senior secured revolving credit facility limit our ability to pay cash dividends on any shares of our common stock. Furthermore, if we are in default under this credit facility, our ability to pay cash dividends will be limited in the absence of a waiver of that default or an amendment to that facility. Similar prohibitions will be applicable under the indenture governing the notes being concurrently offered in a private placement by Spansion LLC, our indirect wholly-owned subsidiary. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under the indenture governing the notes. Our common stock will rank junior as to payment of dividends to our mandatory convertible preferred stock and any series of preferred stock that we may issue in the future. Generally, unless full dividends including any cumulative dividends still owing on all outstanding shares of any preferred stock have been paid, no dividends will be declared or paid on our common stock. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates.

Provisions in our corporate governance documents as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, a classified board of directors and limitations on action by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to make an acquisition of us more difficult. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors” and the following factors, any of which could cause our actual results to differ materially from any forward-looking statement:

•	our ability to successfully introduce our next generation products to market in a timely manner;

•	our ability to effectively and timely achieve volume production of our next generation products;

•	our ability to increase market acceptance of our products based on our MirrorBit technology;

•	our ability to accelerate our product development cycle;

•	our ability to penetrate further the embedded category of the Flash memory market with our high density embedded products and expand the number of customers who buy through AMD and Fujitsu as well as the number of customers in emerging markets;

•	our ability to successfully develop and transition to the latest technologies, including 90-nanometer manufacturing process technology in the first half of fiscal 2006;

•	our ability to have 300-millimeter Flash memory wafer manufacturing capacity in 2007;

•	our ability to implement successfully our cost reduction efforts;

•	our ability to reduce our reliance on AMD and Fujitsu for administrative and other services and functions;

•	our ability to work with AMD and Fujitsu to reduce costs under our service agreements with them;

•	our ability to control our operating expenses, particularly our marketing, general and administrative costs;

•	our ability to design and implement new enterprise-wide information systems in a timely and cost-effective manner;

•	our ability to develop our ORNAND architecture, introduce new products based on this architecture, and to achieve customer acceptance of these products, particularly among mobile phone OEMs;

•	our ability to develop systems-level solutions that provide value to customers of our products;

•	our ability to enter new markets not traditionally served by Flash memory by, for example, integrating logic functions within high density arrays of Flash memory; and

•	our ability to negotiate successfully patent and other intellectual property licenses and patent cross-licenses and acquire additional patents after we lose key intellectual property rights once we are no longer a beneficiary under AMD’s existing cross-license agreements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, we cannot guarantee the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

The net proceeds from the sale of the              shares of Class A common stock will be approximately $             million, based on an assumed initial public offering price of $             per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds from this offering will be approximately $             million. The primary purposes of this offering are to create a public market for our Class A common stock, obtain additional equity capital and facilitate future access to public markets.

Concurrently with this offering, we are also making a public offering of shares of our mandatory convertible preferred stock. The net proceeds from the sale of the shares of our mandatory convertible preferred stock will be approximately $             million, based on an assumed initial public offering price of $             per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, the net proceeds of the offering of our mandatory convertible preferred stock will be approximately $             million. The completion of the sale of our mandatory convertible preferred stock is a condition to the completion of this offering.

We intend to use the net proceeds from this offering and from the concurrent offering of our mandatory convertible preferred stock for working capital, capital expenditures and general corporate purposes. The amounts actually expended for each purpose and the timing of such expenditures will depend on a number of factors, including the amount of cash generated by our operations. Pending their use, we may invest the net proceeds of this offering in short-term, investment grade securities.

Concurrently with this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $         million aggregate principal amount of senior unsecured notes in a private placement (or $         million if the initial purchasers in the private placement exercise in full their option to purchase additional notes).

We intend to apply a portion of the net proceeds from the sale of the senior unsecured notes to repay in full the outstanding principal and interest on certain indebtedness to AMD and Fujitsu incurred in connection with our reorganization as Spansion LLC in June 2003. As part of our reorganization in June 2003, Fujitsu loaned us $40 million pursuant to the terms of an unsecured promissory note and AMD loaned us $120 million pursuant to the terms of an unsecured promissory note. These unsecured promissory notes bear interest at the London Interbank Offered Rate, or LIBOR, plus four percent, to be paid quarterly. The interest rate adjusts each calendar quarter based on LIBOR and cannot exceed seven percent. As of September 25, 2005, the interest rate for both of these notes was seven percent and the remaining principal balance on the Fujitsu note was $40 million, while the remaining principal balance on the AMD note was $120 million. Also as part of our reorganization in June 2003, we purchased certain assets from AMD in return for an unsecured promissory note. This promissory note bears interest at a fixed rate of seven percent. Interest is payable on the last day of each calendar quarter during the term of the note. As of September 25, 2005, the remaining principal balance on this note was approximately $162 million. We are required to repay the principal amount of each of these three promissory notes as follows: 75 percent on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon (i) our reorganization into Spansion Inc., we will pay all accrued and unpaid interest under the Fujitsu note and (ii) completion of this offering and the concurrent offerings, we will repay the promissory notes in full (including accrued and unpaid interest on the two AMD notes).

In connection with our reorganization in June 2003, we issued an unsecured promissory note in an amount of approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of September 25, 2005), payable to AMD’s subsidiary in Malaysia, AMD Export Sdn. Bhd., or AMD Export, in connection with the sale of certain assets by AMD Export to our wholly-owned subsidiary in Malaysia, Spansion Penang Sdn. Bhd., or Spansion Penang. This note bears interest at a fixed rate of seven percent, to be paid quarterly. Spansion Penang is required to repay approximately 110 million Malaysian Ringgit (approximately $29 million based on the exchange rate as of September 25, 2005) of the principal amount of the note on March 31, 2006 and the remaining principal amount of the note on June 29, 2006, provided that upon completion of this offering and our concurrent offerings, Spansion Penang is required to repay the note in full including accrued and unpaid interest on the note. As of September 25, 2005, the remaining balance on this note was approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of September 25, 2005). As part of our reorganization as Spansion LLC in June 2003, we also assumed $60 million of unsecured debt, payable by our subsidiary in the People’s Republic of China, Spansion China Limited, or Spansion China, to AMD. Amounts outstanding bear interest at rates ranging from two percent to six percent, to be paid quarterly. Spansion China is required to pay the remaining balance on the debt on March 26, 2006 or such later date as the parties may agree upon in writing, and all borrowings made by Spansion China after the effective date of the amendment shall bear interest at a rate of 3.46 percent, compounded annually. As of September 25, 2005, the remaining balance on this unsecured debt was approximately $15 million. On January 29, 2004, Spansion Penang entered into a financial arrangement with AMD Export. Under the terms of the arrangement, Spansion Penang borrowed approximately 29 million Malaysian Ringgit (approximately $8 million based on the exchange rate as of September 25, 2005) from AMD Export to fund the purchase of manufacturing equipment. A third-party financial institution has a lien on the purchased equipment. The loan bears interest at a fixed rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding under this arrangement as of September 25, 2005 was approximately 20 million Malaysian Ringgit (approximately $6 million based on the exchange rate as of September 25, 2005). We also intend to apply a portion of the net proceeds from the sale of the senior unsecured notes to repay in full the outstanding principal and interest on such indebtedness.

For additional information regarding the debt obligations that will be repaid with the net proceeds from the sale of the senior unsecured notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Cash Obligations.” Any remaining proceeds from the sale of the senior unsecured notes will be used to repay a portion of our other outstanding debt. The completion of the sale of the senior unsecured notes is a condition to the completion of this offering.

DIVIDEND POLICY

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, our common stock will rank junior as to payment of dividends to our mandatory convertible preferred stock and any series of preferred stock that we may issue in the future. Generally, unless full dividends including any cumulative dividends still owing on all outstanding shares of any preferred stock have been paid, no dividends will be declared or paid on our common stock. The terms of our senior secured revolving credit facility limit our ability to pay cash dividends on any shares of our common stock. If we are in default under this credit facility, our ability to pay cash dividends on our shares of preferred stock will be limited in the absence of a waiver of that default or an amendment to that facility. Similar prohibitions will be applicable under the indenture governing the senior unsecured notes being concurrently offered in a private placement by Spansion LLC, our indirect wholly-owned subsidiary. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under our senior secured revolving credit facility and the indenture governing the senior unsecured notes. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board.

CAPITALIZATION

The following table summarizes our capitalization as of September 25, 2005 on an actual basis as Spansion LLC, and on an as adjusted basis as Spansion Inc. to give effect to (i) this offering at an assumed initial public offering price of $         per share, (ii) the concurrent offering of our mandatory convertible preferred stock at an assumed initial public offering price of $         per share, and (iii) the concurrent private placement and application of the proceeds of $         million aggregate principal amount of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The completion of the sale of our mandatory convertible preferred stock and the notes is a condition to the completion of this offering.

You should read this table together with the information under “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 25, 2005
	Actual	As Adjusted
	(in thousands, except share data)
Total long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	$780,500	$
Member’s capital/stockholders’ equity:
Members’ capital in Spansion LLC:
Contributed capital—AMD Investments, Inc.	891,266		—
Contributed capital—Fujitsu Microelectronics Holding, Inc.	594,177		—
Stockholders’ equity in Spansion Inc.:
Mandatory convertible preferred stock, $0.001 par value—authorized shares; issued and outstanding on an as adjusted basis	—
Class A common stock, $0.001 par value—authorized shares; shares issued and outstanding on an as adjusted basis	—
Class B common stock, $0.001 par value—authorized 1 share; 1 share issued and outstanding on an as adjusted basis	—		—
Class C common stock, $0.001 par value—authorized 1 share; 1 share issued and outstanding on an as adjusted basis	—		—
Class D common stock, $0.001 par value—authorized shares; shares issued and outstanding on an as adjusted basis	—
Retained earnings (deficit)	(83,891)
Accumulated other comprehensive loss	(53,427)

Total members’ capital/stockholders’ equity	$1,348,125	$

Total capitalization	$2,128,625	$

The table above does not reflect an aggregate of                      shares of Class A common stock that we intend to reserve for future issuance under our contemplated equity incentive plan and employee stock purchase plan and up to              shares of our Class A common stock (plus up to an additional              shares of our Class A common stock if the underwriters exercise their over-allotment option in full) reserved for issuance upon the conversion of our mandatory convertible preferred stock (in each case assuming an initial public offering price per share of our Class A common stock equal to the midpoint of the range indicated on the cover of this prospectus).

DILUTION

If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of shares of our common stock after this offering. Our pro forma net tangible book value at September 25, 2005 was approximately $             billion, or $             per common share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of capital stock outstanding after giving effect to the reorganization of Spansion LLC into Spansion Inc.

After giving effect to the issuance and sale of                      shares of our common stock in this offering at the assumed initial public offering price of $             per share, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value at September 25, 2005 would have been approximately $             billion, or $             per share. This represents an immediate increase in net tangible book value of $             per share to our existing shareholders and an immediate dilution of $             per share to our new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at September 25, 2005
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors	$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share at September 25, 2005 after giving effect to this offering would have been $         per share, and the dilution per share to our new investors purchasing shares of our common stock in this offering would have been $             per share.

The following table sets forth as of September 25, 2005, on a pro forma as adjusted basis, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by the existing stockholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by investors purchasing shares in this offering, based on an assumed initial public offering price of $             per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders (AMD and Fujitsu)		%	$	%	$
New investors

Total		100%		100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own      percent and our new investors would own      percent of the total number of shares of our common stock outstanding upon completion of this offering.

The tables and calculations above are based on the number of shares of common stock outstanding after our reorganization into a corporate structure and the consummation of this offering. If the underwriters fully exercise their option to buy additional shares of common stock from us, the number of shares of common stock held by new investors will increase to approximately                  shares, or approximately          percent of our total outstanding common stock.

The tables and calculations above exclude up to              shares of our Class A common stock (plus up to an additional                      shares of our Class A common stock if the underwriters exercise their over-allotment option in full) reserved for issuance upon conversion of our mandatory convertible preferred stock (in each case assuming an initial public offering price per share of our Class A common stock equal to the midpoint of the range indicated on the cover of this prospectus). To the extent shares of mandatory convertible preferred stock are converted into shares of Class A common stock, there will be further dilution to new investors.

Under our equity incentive plan we intend to reserve              shares for future grant or issuance to current and future employees and independent directors thereunder and under our contemplated employee stock purchase plan, we intend to reserve                  shares. To the extent the options are exercised and awards are granted under these plans, there will be further dilution to new investors.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

We compiled the following unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 from our audited consolidated financial statements for the fiscal year ended December 26, 2004, which are included elsewhere in this prospectus, and we compiled the following unaudited pro forma consolidated statement of operations data for the nine months ended September 25, 2005 from our unaudited consolidated financial statements for the nine months ended September 25, 2005, which are included elsewhere in this prospectus, to reflect our results of operations as if the events described below had occurred as of December 29, 2003.

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005 and AMD ceased to earn any distribution margin on the sale of our products. Although the transition of certain related support functions, including booking and billing, is still underway, we expect to sell directly to customers formerly served by AMD, as well as potential customers not solely served by Fujitsu. We also reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. As set forth below, we have included adjustments in our unaudited pro forma consolidated statement of operations data for our assumption of freight, duty and logistics and related costs, our assumption of warehousing and related costs, and our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products. Each of these adjustments represents the costs that AMD incurred in connection with selling our products in fiscal 2004 and in the first nine months of fiscal 2005, all of which were incurred by AMD prior to the transfer of AMD’s sales force as of April 1, 2005. We believe that the costs that were actually incurred by AMD in connection with selling our products are representative of the costs that we would have incurred if the transfer of AMD’s sales force had occurred as of December 29, 2003. Moreover, as of April 1, 2005, we and AMD entered into an Agency Agreement whereby we agreed to pay AMD for the provision of transitional support services for shipping, invoicing and billing, purchase order processing and other related functions, including worldwide sales and marketing support services such as credit and collections. We believe that the negotiated fees for these marketing, general and administrative transitional services substantially approximate the expenses that we would incur if we were to perform these services internally. In the aggregate, these pro forma adjustments, as well as the elimination of the AMD distribution margin and the reduction of the Fujitsu distribution margin, increased both operating and net income, which subsequently resulted in an incremental expense in connection with our profit sharing program.

The following table sets forth unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 and for the nine months ended September 25, 2005 and gives effect to:

•	the contemplated termination of the AMD Distribution Agreement, which would have resulted in an elimination of the seven percent distribution margin thereunder for fiscal 2004, which would have added approximately $80.3 million to net sales for fiscal 2004, and resulting in an elimination of the 6.5 percent distribution margin thereunder for the first nine months of fiscal 2005, which would have added approximately $14.1 million to net sales for the first nine months of fiscal 2005;

•	a reduction from seven percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for fiscal 2004, which would have added approximately $26.2 million to net sales for fiscal 2004 and a reduction from 6.5 percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for the first nine months of fiscal 2005, which would have added approximately $4.4 million to net sales for the first nine months of fiscal 2005;

•	our assumption of freight, duty and logistics related costs for our products currently incurred by AMD, which we believe would have increased cost of sales for fiscal 2004 by approximately $4.4 million and by approximately $1.4 million for the first nine months of fiscal 2005;

•	our assumption of warehousing and related costs for our products currently incurred by Fujitsu which we believe would have increased cost of sales for fiscal 2004 by approximately $4.0 million and by approximately $1.0 million for the first nine months of fiscal 2005;

•	our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products, which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $47.4 million and by approximately $10.4 million for the first nine months of fiscal 2005;

•	the inclusion of an incremental expense in connection with our profit sharing program for the increase in net income resulting from the foregoing adjustments, which we calculated as ten percent of incremental operating income before profit sharing expense, and which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $5.1 million, but with no corresponding increase in the expense for the first nine months of fiscal 2005 since there was no profit on a pro forma basis in that period;

•	the inclusion of a tax provision for the incremental taxes owed on incremental net income before tax which would have been earned by our foreign subsidiaries and taxed at local statutory rates resulting from the foregoing adjustments, which we believe would have decreased the income tax benefit for fiscal 2004 by approximately $7.7 million and by approximately $1.3 million for the first nine months of fiscal 2005; and

•	the inclusion of a $3.1 million reduction of tax benefit that reflects the additional U.S. tax which we would have incurred if we were taxed as a corporation rather than a limited liability company for fiscal 2004 and no reduction of tax benefit for the first nine months of fiscal 2005.

The agreements that we have reached which resulted in the foregoing adjustments to our unaudited pro forma consolidated statement of operations data have not resulted in material assets being contributed to us or liabilities assumed by us.

This unaudited pro forma consolidated statement of operations data does not include all expected changes to our cost structure. For example, the unaudited pro forma consolidated statement of operations data does not give effect to other costs or benefits that have been or will be incurred or realized as we transition to a standalone company, including costs or benefits related to:

•	designing and implementing new enterprise-wide information systems;

•	obtaining licenses from third parties for technology incorporated in our products or software used to operate our business, including any licenses required to replace the intellectual property rights we will lose once we are no longer a beneficiary under AMD’s existing cross-license agreements. The costs will be offset to some extent by the reduction in royalty rates we pay under our patent cross-license agreements with AMD and Fujitsu. For more information, see “Risk Factors—We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us” and “Certain Relationships and Related Party Transactions—Patent Cross-License Agreements;”

•	being a public company, including significant legal, accounting and other expenses we did not incur as a private company;

•	implementing our planned cost reduction efforts; and

•	a possible increase in the cost of procuring goods and services from third parties as a result of changes in our purchasing power. For more information, see “Risk Factors—We may experience increased costs resulting from a decrease in the purchasing power we currently have due to our being a majority-owned subsidiary of AMD.”

The pro forma net income (loss) per share information assumes our reorganization into a corporate structure occurred on December 29, 2003 and is based on the number of shares owned by AMD and Fujitsu immediately prior to the consummation of this offering.

Also set forth below is unaudited consolidated as adjusted balance sheet data as of September 25, 2005 which has been compiled from our unaudited consolidated financial statements for the nine months ended September 25, 2005, which are included elsewhere in this prospectus. The unaudited consolidated as adjusted balance sheet data adjusts the actual data to reflect the receipt of the net proceeds from this offering and the receipt and application of the net proceeds from our concurrent offering of mandatory convertible preferred stock and the concurrent private placement of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The other pro forma adjustments discussed above do not impact the unaudited consolidated as adjusted balance sheet data.

Our unaudited pro forma consolidated financial data and as adjusted balance sheet data is not intended to represent what our financial condition or results of operations actually would have been had the transactions described above occurred or to be indicative of our future financial performance.

	For the Year Ended Dec. 26, 2004
	Actual		Adjustments for Tax as a Corporation			Adjustments for Transfer of Sales Force and Other Changes		Pro Forma Consolidated
	(in thousands, except per share amounts)
Pro Forma Consolidated Statement of Operations Data:
Net sales		$2,262,227		$—			$106,539 (1)		$2,368,766
Cost of sales		1,840,862		—			8,428 (2)		1,849,290

Gross profit		421,365		—			98,111		519,476
Other expenses:									—
Research and development		280,954		—			—		280,954
Marketing, general and administrative		137,159		—			52,482 (3)		189,641

Operating income		3,252		—			45,629		48,881
Interest and other income, net		3,198		—			—		3,198
Interest expense		(40,165)		—			—		(40,165)

Income (loss) before income taxes		(33,715)		—			45,629		11,914
Provision (benefit) for income taxes		(14,013)		2,447	(4)		8,415 (4)		(3,151)

Net income (loss)		$(19,702)		$(2,447)			$37,214		$15,065

Net income (loss) per share:
Basic and diluted	$		$			$		$
Shares used in per share calculation:
Basic and diluted

	For the Nine Months Ended Sept. 25, 2005
	Actual		Adjustments for Tax as a Corporation		Adjustments for Transfer of Sales Force and Other Changes		Pro Forma Consolidated
	(in thousands, except per share amounts)
Pro Forma Consolidated Statement of Operations Data:
Net sales		$1,411,209		$—		$18,540 (5)		$1,429,749
Cost of sales		1,312,470		—		2,352 (6)		1,314,822

Gross profit		98,739		—		16,188		114,927
Other expenses:
Research and development		220,100		—		—		220,100
Marketing, general and administrative		126,784		—		10,393 (7)		137,177

Operating income		(248,145)		—		5,795		(242,350)
Interest and other income, net		2,496				—		2,496
Interest expense		(33,574)		—		—		(33,574)

Income (loss) before income taxes		(279,223)		—		5,795		(273,428)
Provision (benefit) for income taxes		(22,634)		—		1,314 (8)		(21,320)

Net income (loss)		$(256,589)		$—		$4,481		$(252,108)

Net income (loss) per share:
Basic and diluted	$		$		$		$
Shares used in per share calculation:
Basic and diluted

	As of Dec. 26, 2004	As of Sept. 25, 2005
	Actual	Actual	As Adjusted (9)
		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$196,138	$119,024	$
Working capital	359,420	(116,091)
Total assets	2,919,515	2,759,948
Long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	773,597	780,500
Members’ capital/stockholders’ equity	1,647,207	1,348,125

(1)	Comprised of (i) $80.3 million, which represents the amount that would have been added to our net sales had AMD’s seven percent distribution margin been eliminated, and (ii) $26.2 million, which represents the amount which would have been added to our net sales had Fujitsu’s distribution margin been reduced from seven percent to 4.3 percent.
(2)	The increase in cost of sales of $8.4 million consists of increases in logistics and related costs of $4.4 million incurred by AMD associated with shipping our products to their customers and $4.0 million incurred by Fujitsu for warehousing and transporting our product, activities which we have agreed to assume in the future.
(3)	The increase in marketing, general and administrative costs of $52.5 million consists of $47.4 million, which is the estimated direct and indirect cost of the AMD sales force responsible for selling our products, and $5.1 million of incremental expense which would have been incurred in connection with our continued participation in our profit sharing program, which we have estimated as ten percent of incremental operating income before profit sharing expense.

(4)	The incremental tax provision which we would have incurred in fiscal 2004 if we had operated as a corporation subject to U.S. taxes rather than as an LLC is estimated at $2.4 million (See Note 17 to the historical consolidated financial statements). The incremental tax provision we would have incurred in fiscal 2004 as a result of the adjustments discussed above is estimated to be $7.7 million resulting from incremental taxable income which would have been earned by our foreign subsidiaries and taxed at local statutory rates and an incremental tax provision for U.S. taxes estimated to be approximately $0.7 million.
(5)	Comprised of (i) $14.1 million, which represents the amount that would have been added to our net sales had AMD’s distribution margin of 6.5 percent been eliminated, and (ii) $4.4 million which represents the amount which would have been added to our net sales had Fujitsu’s distribution margin been reduced from 6.5 percent to 4.3 percent.
(6)	The increase in cost of sales of $2.4 million consists of increases in logistics and related costs of $1.4 million incurred by AMD associated with shipping our products to their customers and $1.0 million incurred by Fujitsu for warehousing and transporting our products, activities which we have agreed to assume in the future.
(7)	The increase in marketing, general and administrative costs of $10.4 million is the estimated direct and indirect costs of the AMD sales force responsible for selling our products.
(8)	The incremental tax provision which we would have incurred in the first nine months of fiscal 2005 if we had operated as a corporation subject to U.S. taxes rather than as a limited liability company is estimated to be zero. This is because the benefit for first quarter U.S. losses would be offset by an increase to the existing valuation allowance covering U.S. net operating losses and credits. The incremental tax provision we would have incurred in the first nine months of fiscal 2005 as a result of the adjustments discussed above is estimated to be $1.3 million resulting from incremental taxable income which would have been earned by our foreign subsidiaries and taxed at local statutory rates.
(9)	The unaudited consolidated as adjusted balance sheet data as of September 25, 2005 adjusts the actual data to reflect the receipt of the net proceeds from this offering and the receipt and application of the net proceeds from our concurrent offering of mandatory convertible preferred stock and the concurrent private placement of notes by Spansion LLC, our indirect wholly-owned subsidiary, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma adjustments discussed above do not impact the unaudited consolidated as adjusted balance sheet data.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data. For periods prior to April 1, 2003, we used fiscal years beginning April 1 and ending March 31, which included 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition year beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and then operated as Spansion LLC for the final six months. Fiscal 2003 included approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and included 52 weeks. The selected consolidated statement of operations data for the years ended March 31, 2003, December 28, 2003 and December 26, 2004 and the selected balance sheet data as of December 28, 2003 and December 26, 2004 have been derived from, and should be read together with, our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended March 31, 2001 and March 31, 2002 and the selected balance sheet data as of March 31, 2001, March 31, 2002 and March 31, 2003 have been derived from our audited consolidated financial statements not included in this prospectus. The selected unaudited consolidated statement of operations data for the nine months ended September 26, 2004 and September 25, 2005 and the selected unaudited consolidated balance sheet data as of September 25, 2005 have been derived from, and should be read together with, our unaudited consolidated financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in any future periods, and the results for the nine months ended September 25, 2005 should not be considered indicative of results to be expected for the full fiscal year. The following summary historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended			Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003			Sept. 26, 2004		Sept. 25, 2005
	(in thousands, except per share amounts)
Statement of Operations Data(1):
Net sales	$916,624	$816,183	$961,950	$1,193,212	$2,262,227	$1,775,251		$1,411,209
Cost of sales	798,153	776,323	921,924	1,086,030	1,840,862	1,425,905		1,312,470

Gross profit	118,471	39,860	40,026	107,182	421,365	349,346		98,739
Other expenses:
Research and development	—	—	—	146,947	280,954	209,199		220,100
Marketing, general and administrative	3,931	871	4,811	74,200	137,159	100,616		126,784

Operating income (loss)	114,540	38,989	35,215	(113,965)	3,252	39,531		(248,145)
Interest and other income (expense), net	(3,144)	3,143	(202)	1,335	3,198	2,223		2,496
Interest expense	(335)	(1,271)	(1,867)	(20,733)	(40,165)	(29,972)		(33,574)

Income (loss) before income taxes	111,061	40,861	33,146	(133,363)	(33,715)	11,782		(279,223)
Provision (benefit) for income taxes	45,833	17,084	12,169	(4,420)	(14,013)	4,897		(22,634)

Net income (loss)	$65,228	$23,777	$20,977	$(128,943)	$(19,702)	$6,885		$(256,589)

Net income (loss) per share:
Basic and diluted	$102.56	$25.61	$21.50	n/a (3)	n/a (3)	n/a	(3)	n/a (3)
Shares used in per share calculation:
Basic and diluted	636,000	928,591	975,753	n/a (3)	n/a (3)	n/a	(3)	n/a (3)

	Year Ended						Nine Months Ended Dec. 28, 2003		Year Ended Dec. 26, 2004		Nine Months Ended
	Mar. 31, 2001		Mar. 31, 2002		Mar. 31, 2003						Sept. 26, 2004	Sept. 25, 2005
	(in thousands, except per share amounts)
Unaudited Pro Forma Effects of Assumed Reorganization into Corporate Structure(2):
Actual income (loss) before income taxes	n/a	(3)	n/a	(3)	n/a	(3)		$(133,363)		$(33,715)	$11,782		$(279,223)
Pro forma provision (benefit) for income taxes	n/a	(3)	n/a	(3)	n/a	(3)		(43,369)		(11,566)	7,344		(22,634)

Pro forma net income (loss)	n/a	(3)	n/a	(3)	n/a	(3)		$(89,994)		$(22,149)	$4,438		$(256,589)

Pro forma income (loss) per share:
Basic and diluted	n/a	(3)	n/a	(3)	n/a	(3)	$		$			$
Pro forma shares used in per share calculation:
Basic and diluted	n/a	(3)	n/a	(3)	n/a	(3)

	As of
	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
Balance Sheet Data(4):
Cash, cash equivalents and short-term investments	$8	$30	$25	$329,544	$196,138	$119,024
Working capital (deficit)	(213,680)	(208,794)	(110,741)	640,184	359,420	(116,091)
Total assets	1,033,843	1,189,877	1,273,072	3,125,623	2,919,515	2,759,948
Long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	31,178	287,219	152,704	899,684	773,597	780,500
Members’ capital/stockholders’ equity	505,061	717,085	808,600	1,657,595	1,647,207	1,348,125

(1)	As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we began producing and selling finished Flash memory devices effective June 30, 2003, which significantly affected our operating results as compared to earlier periods when we solely produced and sold Flash memory wafers.
(2)	Reflects the planned reorganization of Spansion LLC into Spansion Inc. and the pro forma effects as if we had been subject to U.S. taxes and had outstanding shares equivalent to those held by AMD and Fujitsu at the time of our reorganization into Spansion Inc.
(3)	Effective June 30, 2003, we were reorganized as a Delaware limited liability company with ownership in the form of limited liability company units held by AMD and Fujitsu. Therefore, net income (loss) per share data is not applicable for periods subsequent to June 30, 2003, and pro forma net income (loss) per share data is not applicable for periods prior to June 30, 2003 for which net income (loss) per share data is already presented.
(4)	As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as of June 30, 2003 AMD and Fujitsu had transferred their Flash memory business assets to us so that we could begin producing and selling finished Flash memory devices, which significantly affected our net assets as compared to earlier periods when we solely produced and sold Flash memory wafers.

	Year Ended			Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003			Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
Supplemental Information:
EBITDA(1)	$342,924	$272,892	$313,994	$202,450	$538,017	$433,287	$166,001
Capital Expenditures	(551,314)	(518,766)	(190,228)	(214,752)	(530,095)	(426,753)	(323,870)
Net cash provided by operating activities	516,316	9,312	356,200	134,046	463,298	441,842	220,614
Net cash used for investing activities	(551,314)	(518,766)	(190,228)	(186,914)	(551,613)	(477,488)	(264,077)
Net cash provided by (used in) financing activities	34,998	514,565	(165,977)	372,879	(125,576)	(88,743)	24,341

(1)	The term earnings before interest, income taxes, depreciation and amortization (EBITDA) is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance or liquidity, you should not consider this data in isolation, or as a substitute for our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Year Ended			Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003			Sept. 26, 2004	Sept. 25, 2005
	(in thousands)

Net income (loss)	$65,228	$23,777	$20,977	$(128,943)	$(19,702)	$6,885	$(256,589)
Interest expense, net	326	1,271	1,867	19,816	37,457	28,137	31,234
Income tax provision (benefit)	45,833	17,084	12,169	(4,420)	(14,013)	4,897	(22,634)
Depreciation and amortization expense	231,537	230,760	278,981	315,997	534,275	393,368	413,990

EBITDA	$342,924	$272,892	$313,994	$202,450	$538,017	$433,287	$166,001

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See the disclosure regarding “Forward-Looking Statements” elsewhere in this prospectus.

Overview

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. According to market research firm iSuppli, in 2004 we were the largest supplier of NOR Flash memory, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end customer sales. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales. Our net sales to our sole distributors, AMD and Fujitsu, for fiscal 2004 and for the first nine months of fiscal 2005 were $2.3 billion and $1.4 billion. Our net losses for these periods were $20 million and $257 million. Our Flash memory is incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripheral applications. Our products are integrated into products from many of the top original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We believe we owe our position to our leading-edge technology, including our proprietary MirrorBit technology, our broad product portfolio derived through continued customer-centric innovation and our advanced manufacturing capabilities, systems-level solutions and customer relationships.

History

In 1993, AMD and Fujitsu formed a Japanese corporation, Fujitsu AMD Semiconductor Limited, or FASL, for the purpose of building and operating advanced Flash memory wafer fabrication facilities, or fabs, to manufacture Flash memory wafers. FASL, headquartered in Japan, sold the wafers produced at its fabs to AMD and Fujitsu, who converted the wafers into finished Flash memory products for sale to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities, including the development of Flash memory manufacturing processes and the Flash memory devices to be manufactured using those processes. AMD and Fujitsu also provided FASL with various support and administrative services. As of June 30, 2003, FASL was operating three Flash memory wafer fabs, all located in Aizu-Wakamatsu, Japan.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to:

•	achieve economies of scale;

•	add additional Flash memory wafer fabrication capacity;

•	include assembly, test, mark and pack operations;

•	provide research and development capabilities by combining their respective Flash product design and engineering resources; and

•	include various marketing and administrative functions.

To accomplish these goals, in 2003, AMD and Fujitsu reorganized our company as FASL LLC, later renamed Spansion LLC, a Delaware limited liability company, and as of June 30, 2003, AMD and Fujitsu had transferred all of their respective interests in FASL to us. In addition, AMD had contributed its Flash memory inventory, its Fab 25 wafer manufacturing facility in Texas, its Submicron Development Center, or SDC, in California and its Flash memory assembly and test operations in China, Malaysia and Thailand. Fujitsu had contributed its Flash memory inventory and its Flash memory assembly and test operations in Malaysia. Both AMD and Fujitsu had transferred employees to us to perform various research and development, marketing and administrative functions. AMD and Fujitsu had provided working capital to us in the form of loans and cash contributions. As a result of this reorganization, AMD and Fujitsu owned 60 percent and 40 percent of us, our headquarters were established in the United States and we became for financial reporting purposes a consolidated subsidiary of AMD. Following the completion of this offering, we expect that AMD’s ownership in us will fall below 50 percent and that we will no longer be its consolidated subsidiary for financial reporting purposes.

We now manufacture finished Flash memory devices that we sell to AMD and Fujitsu pursuant to distribution agreements we have with each of them. Under each agreement, our prices are based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon discount which we refer to as the distribution margin.

As part of our reorganization, AMD and Fujitsu also entered into agreements to provide various administrative and other support services to us. Under our services agreements with AMD, AMD provides various information technology (IT) services, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration, and voice, video and remote access, and also provides research and development, quality assurance, insurance, facilities, logistics, legal, tax, finance, human resources, and environmental health and safety services to us. Under our services agreements with Fujitsu, Fujitsu provides various IT, research and development, quality assurance, insurance procurement, facilities, environmental and human resources services primarily to our manufacturing facilities in Japan. For services provided by AMD and Fujitsu, we pay AMD and Fujitsu service fees in an amount equal to cost plus five percent, except for services procured on our behalf by AMD and Fujitsu from third parties, which are provided to us at cost. We also agreed to provide certain services to AMD, such as research and development and manufacturing support services. In fiscal 2004 and the first nine months of fiscal 2005, the total charges to us for services from AMD were approximately $111 million and $77 million. During these periods, the total charges to us for services from Fujitsu were $33 million and $16 million. The charges for these services are negotiated annually between us and AMD and Fujitsu based on our expected requirements and the estimated future costs of the services to be provided. Each of these service agreements expires on June 30, 2007, with an ability to extend the term by mutual agreement. In addition to these services agreements, we have and for the foreseeable future will continue to have other significant business relationships with AMD and Fujitsu. For more information regarding these relationships, see “Certain Relationships and Related Party Transactions,” elsewhere in this prospectus, and Note 4 to our consolidated financial statements.

Continuing Transition to Independence

Our reorganization was the first step toward our operating as an independent entity. As we continue our transition, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and IT-related services. In the case of administrative services, we will need to expand our own administrative functions or find alternative providers of the services currently provided by AMD and Fujitsu. AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005. Although the transition of certain related support functions, including booking and billing, is still underway, we expect to sell directly to customers formerly served by AMD, as well as potential customers not served solely by Fujitsu. Since AMD’s sales force was transferred to us, we are able to capture additional revenue from sales because we no longer pay AMD a distribution margin. This additional revenue will be offset, at least in part, by increased marketing, general and administrative expenses that we will incur as we use our own sales force to sell our products directly to customers. For a period of time we need continued support from AMD for incremental administrative services related to our newly acquired sales force. In addition, because we do not currently have direct contracts with customers, AMD provides logistical support services in connection with the sale of our products. We reimburse AMD for costs incurred in conducting these activities, including accepting orders, freight and shipping. Once we have entered into direct agreements with customers not served solely by Fujitsu, we will sell to those customers directly.

We also reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. In addition, we have agreed with each of AMD and Fujitsu to reduce the royalty rate for the use of their intellectual property from one percent to 0.5 percent beginning October 1, 2005.

AMD and Fujitsu will also transfer certain additional intellectual property to us shortly prior to the consummation of this offering. Following this contribution, we will pay AMD and Fujitsu a reduced royalty rate of 0.3 percent for the use of their intellectual property that has not been contributed. However, these savings could be more than offset by the fact that once we are no longer a beneficiary under AMD’s intellectual property licenses and cross licenses, we will have to negotiate and enter into our own licenses and cross licenses with third parties. We expect that we may have to pay royalties under some of these new licenses and cross licenses. We do not have enough information at this time to be able to quantify the impact of this transition on our results of operations or financial condition. See “Risk Factors—Risks Related to Our Business and Industry—We will lose rights to key intellectual property arrangements once we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.”

The impact of these changes on our results of operations beginning in the second quarter of fiscal 2005 included the following:

•	net sales were positively affected because we captured all of the distribution margin formerly earned by AMD on sales of our products, and we captured some of the distribution margin formerly earned by Fujitsu on sales of our products; and

•	marketing, general and administrative costs increased by the addition of sales personnel and associated administrative costs required to support the sales function.

In addition, we expect that the future impact of these changes on our results of operations would include the following:

•	cost of sales would decrease by the amount of the reduction in royalties that we currently pay to AMD and Fujitsu pursuant to our licenses for their intellectual property, but such decrease would likely be offset, at least in part, by increased royalty payments for licenses and cross licenses with various third parties, and by the increased logistics and related costs formerly paid by AMD and Fujitsu; and

•	The increase in marketing, general and administrative expenses described above would be partially offset by a decrease in such expenses as a result of our working with AMD and Fujitsu to reduce costs under our services agreements with them.

For more information on the impact of the AMD sales force transfer, the reduction in distribution margin under the Fujitsu Distribution Agreement and the changes in royalty payments under the patent cross-license agreements, see “Unaudited Pro Forma Consolidated Financial Data” elsewhere in this prospectus.

Flash Memory Market

Flash memory is one of the largest semiconductor markets. According to iSuppli, it reached total worldwide sales of $15.9 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. For the first six months of 2005, total worldwide sales reached $8.1 billion, of which 46.3 percent was classified as sales of

NOR-based Flash memory products and 53.7 percent was classified as sales of NAND-based Flash memory products. The Flash memory market is characterized by intense competition. The principal bases of competition in the Flash market are cost, selling price, performance, quality and customer relationships. To compete successfully, a supplier of Flash memory must continuously invest in manufacturing capacity and process technologies while keeping unit manufacturing costs as low as possible. Economies of scale dictate that fabs must be large to achieve competitive manufacturing costs.

Our business operations and financial results are impacted by a number of factors, including the cyclicality of the Flash memory market caused by wide fluctuations in product supply and demand, constant and rapid technological change, continuous new product introduction and price erosion. The expenses associated with our fabs are primarily fixed. Variations in capacity utilization of our fabs therefore significantly impact our gross margins. Rapid technological change and variations in product supply and demand make capacity planning and fab utilization difficult to predict accurately.

We believe our critical success factors include our ability to:

•	introduce successfully our next generation products to market in a timely manner;

•	achieve efficient and timely volume production of our next generation products;

•	increase market acceptance of our products based on our MirrorBit technology;

•	accelerate our product development cycle;

•	penetrate further the embedded category of the Flash memory market by expanding the number of customers who buy through AMD’s and Fujitsu’s distributors as well as the number of customers in emerging markets;

•	develop successfully and transition to the latest manufacturing process technologies, including 90-nanometer process technology in the first half of fiscal 2006;

•	control or reduce further our operating expenses, particularly our marketing, general and administrative costs; and

•	expand our market share in emerging global markets, including Korea, China, Latin America, India and Eastern Europe.

Basis of Presentation

Fiscal 2002, 2003 and 2004

Fiscal 2002 was a twelve-month period beginning April 1, 2002 and ending March 31, 2003, consisting of 52 weeks. In connection with our reorganization, we adopted a fiscal year ending on the last Sunday of December. Fiscal 2003 was therefore a transition year beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and then operated as Spansion for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 began on December 29, 2003 and ended on December 26, 2004, consisting of 52 weeks.

Nine Months Ended September 26, 2004 and September 25, 2005

The nine months ended September 26, 2004 and September 25, 2005 each consisted of 39 weeks.

Financial Operations Overview

The following describes certain line items in our consolidated statements of operations.

Revenue Recognition

We generally recognize revenue when AMD and Fujitsu have sold our products to their OEM customers and title and risk of loss for the products have transferred to the OEM. However, under the shipping terms for certain OEM customers, title and risk of loss do not pass until delivery of products to the customer’s designated location, and for sales to these customers, we defer the recognition of revenue and related costs until such customers take delivery of our products. Estimates of product returns and sales allowances, related to reasons other than product quality, are based on actual historical experience and are recorded as a reduction in revenue at the time revenue is recognized. We did not offer product return, stock rotation and price protection rights to AMD or Fujitsu prior to June 30, 2003.

AMD also sells our products to its distributors under terms allowing these distributors certain rights of return, stock rotation and price protection privileges on unsold merchandise held by them. We extend the same rights on these Flash memory product sales to AMD. Accordingly, we defer the gross margin resulting from the deferral of both revenue and related product costs from such sales to AMD until the merchandise is resold by AMD’s distributors.

Fujitsu also sells our products to its distributors. Our distribution agreement with Fujitsu grants limited stock rotation rights to Fujitsu and allows Fujitsu to provide similar limited rights to certain of its distributors. However, to date, Fujitsu has not extended these rights to its distributors. Accordingly, we recognize revenue for sale of products sold to Fujitsu when Fujitsu sells our products to its distributors.

Net Sales to Members

Prior to June 30, 2003, we generated net sales by selling Flash memory wafers to AMD and Fujitsu on a cost plus a pre-determined margin (cost plus) basis. Since June 30, 2003, we have generated net sales by selling finished Flash memory devices to AMD and Fujitsu, who in turn have sold them to customers worldwide (end sales). Our prices to AMD and Fujitsu are based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin. As a result, following June 30, 2003, our results of operations have included significantly increased net sales due to our sale of finished Flash memory products as compared to Flash memory wafers.

The main factors that affect revenue are unit volumes, fluctuations in average selling prices and the mix of products sold. Higher density products generally command higher prices than lower density products. However, the selling price for products at a given density tends to decline over time.

Cost of Sales

Cost of sales primarily consists of the cost of finished goods. Principal factors impacting cost of sales include the number of units sold and the mix of products sold with respect to density, the manufacturing process technology employed, the cost of third-party commercial die, if any, incorporated in the product and package costs. Cost of sales is also impacted by the level of capacity utilization at our manufacturing fabs, as capacity costs are largely fixed and cannot be quickly reduced in proportion to reduced demand and reduced revenues.

Prior to our reorganization in June 2003, we manufactured and sold Flash memory wafers to AMD and Fujitsu. Our cost of sales during that time was primarily the cost of wafer production.

After our reorganization, the cost of finished goods has included the cost of manufacturing and sorting integrated circuits, or “die,” the cost of assembling, testing, marking and packing the die, and the cost of purchasing third-party commercial die, which we incorporate into our MCPs.

We produce die on wafers in our fabs. The cost of manufacturing and sorting die is a function of the cost of producing wafers and the number of die on each wafer. Costs of wafer production are largely fixed and primarily include depreciation, labor and benefits, direct and indirect materials, maintenance and building costs, such as utilities and occupancy costs. The number of die on each wafer is a function of wafer size, Flash memory storage capacity incorporated into the product and manufacturing process technology. For a given manufacturing process technology, the higher the storage capacity of the product the fewer die per wafer. Each new manufacturing process technology permits more die on each wafer at a given storage capacity level. Therefore, the cost of die tends to be higher for products with greater storage capacity but lower for products manufactured on more advanced manufacturing process technologies.

Assembly costs primarily include labor and benefits, depreciation, maintenance and building costs, such as utilities. Test, mark and pack costs primarily include depreciation of testers and handling equipment, labor and benefits and maintenance and building costs such as utilities. Test costs increase as the storage capacity of the product increases, and are higher for products with advanced features.

Cost of sales also includes a royalty for licensed intellectual property paid to AMD and Fujitsu, the cost of factory maintenance and repair, the cost of product engineering and product distribution costs, such as freight and duty.

As an increasing portion of our business migrates to MCPs, cost of finished goods will increasingly include the cost of combining SRAM, pseudo SRAM or other third-party commercial die that we purchase from Fujitsu and other, unrelated manufacturers and package together with our Flash memory devices. This may adversely affect gross margin percentage due to higher cost of sales associated with our purchase of third-party commercial die that we incorporate into these MCPs. In addition, after this offering, cost of sales is also expected to include any royalties to be paid under future licenses or cross-licenses with various third parties.

Research and Development

Prior to our reorganization in June 2003, all research and development activities were conducted by AMD and Fujitsu. Since our reorganization, we have conducted the majority of our research and development activities. Research and development expense includes the cost of process research and development for new manufacturing and packaging processes and the cost of product research and development of new Flash memory products. Costs of process research and development include depreciation, labor and benefits, direct and indirect materials, maintenance and building costs such as utilities, and other costs. Costs of product research and development include labor and benefits expenses of design engineers along with related occupancy costs, the cost of computers, software design tools and mask sets, and the cost of manufacturing, assembling and testing product development wafers in our fabs. In some cases, AMD and Fujitsu provide research and development services to us on a contract basis, such as in the area of packaging technology, which costs are included in research and development expense.

Marketing, General and Administrative

Prior to our reorganization in June 2003, we conducted no marketing activities and maintained a small general and administrative function sufficient to support operation of our fabs. After our reorganization, we added our own marketing functions and certain administrative functions, although we continue to rely on AMD and Fujitsu to provide various administrative services under our services agreements with them. Marketing, general and administrative expenses consist primarily of general administrative functions, such as information technology, human resources, finance, marketing, planning and fees paid under our service agreements with AMD and Fujitsu. We expect that our marketing, general and administrative expenses will increase as we incorporate the sales force transferred by AMD. Following the consummation of this offering, we also expect to incur additional expenses in connection with being a public company independent from AMD and Fujitsu.

Operating Income (Loss)

Operating income (loss) consists of net sales less the sum of (i) costs of sales, (ii) research and development costs and (iii) marketing, general and administrative costs.

Interest and Other Income (Expense), Net

Interest and other income (expense), net primarily consists of interest earned on our cash and investments.

Interest Expense

Interest expense is associated with our borrowings under credit agreements with financial institutions and borrowings from AMD and Fujitsu.

Provision for Income Taxes

Prior to our reorganization as Spansion LLC in June 2003, we operated as Fujitsu AMD Semiconductor Limited, a Japanese corporation, and were subject to Japanese tax. Following our reorganization, and prior to the consummation of this offering, we operated as a Delaware limited liability company that elected to be treated as a partnership for U.S. federal tax reporting and therefore have not been a taxable entity in the United States. Our foreign subsidiaries are primarily wholly owned and are taxable as corporations in their respective foreign countries.

Results of Operations

Nine Months Ended September 26, 2004 and September 25, 2005 Comparisons

The following is a summary of our net sales for the nine months ended September 26, 2004 and September 25, 2005.

	Nine Months Ended
	Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
Total net sales	$1,775,251	$1,411,209

Net Sales Comparison for the Nine Months Ended September 26, 2004 and September 25, 2005

Total net sales of $1,411 million in the first nine months of fiscal 2005 decreased 21 percent compared to net sales of $1,775 million in the first nine months of fiscal 2004. The decrease in total net sales was primarily attributable to a 30 percent decrease in average selling prices, partially offset by an increase of 14 percent in unit shipments. Average selling prices decreased from the first nine months of 2004 as a result of aggressive pricing due in most cases to oversupply of products in the NOR Flash memory market. The decrease in net sales for the period was mitigated by the reduction in the distribution margin payable to AMD under the AMD Distribution Agreement in the first quarter of fiscal 2005 and the elimination of the distribution margin payable to AMD in the second quarter of fiscal 2005, which added approximately $31 million to net sales as compared to the first nine months of fiscal 2004. The decrease in net sales for the period was also mitigated by the reduction in the distribution margin payable to Fujitsu under the Fujitsu Distribution Agreement in the first quarter of fiscal 2005 and the further reduction in the second quarter of fiscal 2005, which added approximately $10 million to net sales, as compared to the first nine months of fiscal 2004. The distribution margin payable to AMD and Fujitsu in the first quarter of fiscal 2005 was 6.5 percent while the distribution margin payable to AMD and Fujitsu in the first quarter of fiscal 2004 was seven percent. The distribution margin payable to AMD in the second and third quarters of fiscal 2005 was zero percent, while the distribution margin payable to AMD in the second and third quarters of fiscal 2004 was seven percent. The distribution margin payable to Fujitsu in the second and third quarters of fiscal 2005 was 4.3 percent, while the distribution margin payable to Fujitsu in the second and third quarters of fiscal 2004 was seven percent.

Comparison of Gross Margin, Expenses, Interest and Other Income (Expense), Net, Interest Expense and Income Tax Provision (Benefit)

The following is a summary of gross margin; expenses, interest and other income (expense), net; interest expense and income tax provision (benefit) for the first nine months of fiscal 2004 and fiscal 2005.

	Nine Months Ended
	Sept. 26, 2004	Sept. 25, 2005
	(in thousands, except for percentages)
Net Sales	$1,775,251	$1,411,209
Cost of sales	1,425,905	1,312,470
Gross margin	20%	7%
Research and development	209,199	220,100
Marketing general and administrative	100,616	126,784
Operating income (loss)	39,531	(248,145)
Interest and other income (expense), net	2,223	2,496
Interest expense	(29,972)	(33,574)
Income tax provision (benefit)	4,897	(22,634)

Gross margin of seven percent in the first nine months of fiscal 2005 declined from 20 percent in the first nine months of fiscal 2004. The decline in gross margin was primarily due to a decrease in net sales of 21 percent relative to a decrease in cost of sales of only 8 percent. Cost of sales declined at a lower rate than net sales because many of our costs are fixed and cannot be reduced in proportion to the reduced revenues. Amounts paid to AMD and Fujitsu totaled 15 percent of cost of sales in the first nine months of fiscal 2005 compared to 20 percent in the first nine months of fiscal 2004.

Research and development expenses of $220 million in the first nine months of fiscal 2005 increased five percent compared to $209 million in the first nine months of fiscal 2004. The increase from the first nine months of fiscal 2004 was primarily due to an increase in research and development activities in Fab 25 and the SDC, offset in part by reduced payments to Fujitsu for research and development activities in the first nine months of fiscal 2005. We incurred $17.1 million of expenses in the first nine months of fiscal 2005 and $20.3 million of expenses in the first nine months of fiscal 2004 related to research and development activities performed by AMD. We incurred $5.1 million of expenses in the first nine months of fiscal 2005 and $14.0 million of expenses in the first nine months of fiscal 2004 related to research and development activities performed by Fujitsu. We incurred $4.3 million of expenses in the first nine months of fiscal 2005 and $6.2 million of expenses in the first nine months of fiscal 2004 related to research and development activities performed by employees seconded from Fujitsu. Amounts incurred related to activities performed by AMD, Fujitsu and Fujitsu seconded employees represented in the aggregate 12 percent of our total research and development expenses in the first nine months of fiscal 2005 compared to 19 percent in the first nine months of fiscal 2004.

Marketing, general and administrative expenses of $127 million in the first nine months of fiscal 2005 increased 26 percent compared to $101 million in the first nine months of fiscal 2004. The increase from the first nine months of fiscal 2004 was primarily due to the transfer of AMD’s sales force in the second quarter of fiscal 2005. Under our services agreements with AMD, we incurred $40.5 million of expenses in the first nine months of fiscal 2005 and $43.9 million of expenses in the first nine months of fiscal 2004 related to marketing, general and administrative services provided by AMD. Under our services agreements with Fujitsu, we incurred $10.4 million of expenses in the first nine months of fiscal 2005 and $11.3 million of expenses in the first nine months of fiscal 2004 related to marketing, general and administrative services provided by Fujitsu. Amounts incurred under our services agreements with AMD and Fujitsu represented in the aggregate 40 percent of our total marketing, general and administrative expenses in the first nine months of fiscal 2005 compared to 55 percent in the first nine months of fiscal 2004.

Interest and other income, net of approximately $2.5 million in the first nine months of fiscal 2005, increased from $2.2 million in the first nine months of fiscal 2004. This increase was primarily due to higher interest income earned from cash, cash equivalents and short-term investments during the first nine months of fiscal 2005 as a result of higher yield investments.

Interest expense of approximately $34 million in the first nine months of fiscal 2005 increased 12 percent from approximately $30 million in the first nine months of fiscal 2004. The increase was primarily due to interest charges on new loans and capital lease obligations entered in the first nine months of fiscal 2005.

We recorded an income tax benefit of approximately $23 million in the first nine months of fiscal 2005 and an income tax provision of approximately $5 million in the first nine months of fiscal 2004. The income tax provision (benefit) was the result of pre-tax operating income (losses) in foreign jurisdictions.

Other Items

We sell our products to AMD and Fujitsu, who then sell them to customers worldwide. The following table summarizes net sales by geographic areas for the periods presented:

	Nine Months Ended
	Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
Geographical Sales to AMD and Fujitsu:
United States (net sales to AMD)	$932,210	$776,941
Japan (net sales to Fujitsu)	843,041	634,268

Total	$1,775,251	$1,411,209

Net sales to Fujitsu, which were denominated primarily in yen, were approximately 45 percent of net sales in the first nine months of fiscal 2005 and approximately 47 percent in the first nine months of fiscal 2004. The impact on our operating results from changes in foreign currency exchange rates has not been material, principally because our expenses denominated in yen are generally comparable to our sales denominated in yen.

Year to Year Comparisons

The following is a summary of our net sales for fiscal 2002, fiscal 2003 and fiscal 2004.

	Fiscal 2002(1) (Twelve months ended Mar. 31, 2003)	Fiscal 2003(1) (Nine months ended Dec. 28, 2003)	Fiscal 2004(1) (Twelve months ended Dec. 26, 2004)
	(in thousands)
Total net sales	$961,950	$1,193,212	$2,262,227

(1)	Net sales for fiscal 2002 and the first three months of fiscal 2003 consisted of sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Net sales for the last six months of fiscal 2003 and net sales for fiscal 2004 consisted of sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Net Sales Comparison for Fiscal 2004 and Fiscal 2003

Total net sales of $2,262 million in fiscal 2004 increased 90 percent compared to net sales of $1,193 million in fiscal 2003. The increase in total net sales was due to a combination of factors: there were 12 months of operations in fiscal 2004 compared to nine months of operations in fiscal 2003; all sales in fiscal 2004 consisted of finished Flash memory products based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin, while sales during the first three months of fiscal 2003 were of Flash memory wafers to

AMD and Fujitsu at transfer prices set on a cost plus basis; and there was stronger market demand in fiscal 2004 than in fiscal 2003, particularly in the wireless category of the Flash memory market. Sales during the first three months of fiscal 2003 were approximately $258 million.

In the second half of fiscal 2004, however, net sales were adversely impacted by aggressive pricing by competitors, particularly in the embedded category of the Flash memory market, where our competitors began to aggressively pursue increased market share, and aggregate Flash memory product supply exceeded demand. In particular, decreased demand from the wireless handset market in Asia, in part due to excess inventory accumulation by wireless handset OEMs in China during the first half of fiscal 2004, contributed to a decline in net sales during the third quarter. In addition, a downturn in the overall Flash memory market, lower than expected sales in the wireless handset market and delays in qualifying a product based on our second-generation MirrorBit technology also contributed to a decline in net sales in the fourth quarter of fiscal 2004. Another reason our net sales declined in the second half of fiscal 2004 compared with the first half of fiscal 2004 is that we were not able to meet demand for certain of our lower density products for the embedded category of the Flash memory market in the first half of fiscal 2004, which we believe adversely impacted our relationship with customers who did not receive allocations of these embedded products and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. We were unable to meet demand for these products in the first half of fiscal 2004 because in fiscal 2003 we underestimated demand with respect to these products for the first half of fiscal 2004 and were unable to install additional wafer fabrication capacity on a timely basis. As a result, a significant number of end customers for our lower density products were under-served, and we believe that these customers chose to rely on our competitors both for product supply and for their design-in activities in the first half of fiscal 2004, resulting in an increased market share for those competitors in the second half of fiscal 2004 when those designs went into production. Quantification of the breakdown in the increase in net sales from fiscal 2003 to fiscal 2004 is not practical due to our reorganization in June 2003.

Net Sales Comparison for Fiscal 2003 and Fiscal 2002

Total net sales of $1,193 million in fiscal 2003 increased 24 percent compared to net sales of $962 million in fiscal 2002. During the last six months of fiscal 2003 we sold finished Flash memory products to AMD and Fujitsu based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin, while for the first three months of fiscal 2003 and all of fiscal 2002 we sold only Flash memory wafers to AMD and Fujitsu at transfer prices set on a cost plus basis. The increase in net sales was partially offset by the fact that there were only nine months in fiscal 2003 compared to twelve months in fiscal 2002. Quantification of the breakdown in the increase in net sales from fiscal 2002 to fiscal 2003 is not practical due to our reorganization in June 2003.

Comparison of Gross Margin, Expenses, Interest and Other Income (Expense), Net, Interest Expense and Income Tax Provision (Benefit)

The following is a summary of gross margin; expenses, interest and other income (expense), net; interest expense and income tax provision (benefit) for fiscal 2002, 2003 and 2004:

	Fiscal 2002(1) (Twelve months ended Mar. 31, 2003)	Fiscal 2003(1) (Nine months ended Dec. 28, 2003)	Fiscal 2004 (Twelve months ended Dec. 26, 2004)
	(in thousands, except for percentages)
Net sales	$961,950	$1,193,212	$2,262,227
Cost of sales	921,924	1,086,030	1,840,862
Gross margin	4%	9%	19%
Research and development	$—	$146,947	$280,954
Marketing, general and administrative	4,811	74,200	137,159
Operating income (loss)	35,215	(113,965)	3,252
Interest and other income (expense), net	(202)	1,335	3,198
Interest expense	(1,867)	(20,733)	(40,165)
Income tax provision (benefit)	12,169	(4,420)	(14,013)

(1)	Cost of sales for fiscal 2002 and the first three months of fiscal 2003 were for sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Cost of sales for the last six months of fiscal 2003 and costs of sales for fiscal 2004 were for sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Gross margin increased to 19 percent in fiscal 2004 compared to nine percent in fiscal 2003. The increase in gross margin was primarily due to an increase in net sales of 90 percent, relative to an increase in cost of sales of only 70 percent. Net sales and cost of sales were affected by the fact that in fiscal 2004 and the last six months of fiscal 2003, we sold finished Flash memory products as opposed to Flash memory wafers, which we sold during the first three months of fiscal 2003. In addition, since our reorganization, we reduced unit costs as a result of our transition to more advanced manufacturing process technologies, including our transition to 110-nanometer process technology at Fab 25 and JV3 and through improved fab utilization. We also increased the percentage of our net sales represented by our MirrorBit-based products, further contributing to lower manufacturing costs because for a given density products based on MirrorBit technology are less expensive to manufacture than products based on floating gate technology. Further quantification of the improvement in gross margin percentage is not practical due to our reorganization in June 2003. Amounts paid to AMD and Fujitsu represented in the aggregate 19 percent of cost of sales in fiscal 2004 compared to 30 percent in fiscal 2003.

Gross margin increased to nine percent in fiscal 2003 compared to four percent in fiscal 2002. This increase was primarily due to an increase in net sales of 24 percent partially offset by an 18 percent increase in cost of sales and the fact that finished Flash memory devices generally commanded higher profit margins as compared to Flash memory wafers. Cost of sales increased in fiscal 2003 compared to fiscal 2002 primarily because during the last six months of fiscal 2003 we sold finished Flash memory devices as opposed to Flash memory wafers.

Research and development expenses of $281 million in fiscal 2004 increased 91 percent compared to $147 million in fiscal 2003. We had no research and development expense in fiscal 2002 because prior to our reorganization, AMD and Fujitsu conducted all research and development activities. As part of our reorganization, AMD contributed to us the SDC, a development fab dedicated to research and development of Flash memory manufacturing processes, and engineering teams dedicated to research and development for new Flash memory devices. With these resources, we conducted significant research and development for the last six months of fiscal 2003 and for all of fiscal 2004. We incurred $27.6 million of expenses in fiscal 2004 and $13.9 million of expenses in fiscal 2003 related to research and development activities performed by AMD. We incurred $18.4 million of expenses in fiscal 2004 and $16.8 million of expenses in fiscal 2003 related to research and development activities performed by Fujitsu. We incurred $8.2 million of expenses in fiscal 2004 and $3.6 million of expenses in fiscal 2003 related to research and development activities performed by employees seconded from Fujitsu. Amounts incurred related to activities performed by AMD, Fujitsu and Fujitsu seconded employees represented in the aggregate 19 percent of our total research and development expenses in fiscal 2004 compared to 23 percent in fiscal 2003.

Marketing, general and administrative expenses of $137 million in fiscal 2004 increased 85 percent compared to $74 million in fiscal 2003. The increase was primarily due to the impact of our reorganization in June 2003, which included the addition of significant additional personnel and marketing and administrative activities, which were previously handled by AMD and Fujitsu, as well as the fact that fiscal 2004 included 12 months and fiscal 2003 only included nine months. In addition, in connection with our reorganization we entered into various service agreements with AMD and Fujitsu pursuant to which we purchase a wide range of administrative, financial, information technology and other services. Charges under these agreements are primarily based on a cost plus five percent basis and comprise a significant component of our general and administrative expenses. Under our services agreements with AMD, we incurred $58.2 million of expenses in fiscal 2004 and $39.2 million of expenses in fiscal 2003 related to marketing, general and administrative services provided by AMD. Under our services agreements with Fujitsu, we incurred $15.2 million of expenses in fiscal 2004 and $6.0 million of expenses in fiscal 2003 related to marketing, general and administrative services provided by Fujitsu. Amounts incurred under our services agreements with AMD and Fujitsu represented in the aggregate 53 percent of our total marketing, general and administrative expenses in fiscal 2004 compared to 61 percent in fiscal 2003.

Marketing, general and administrative expenses were $74 million in fiscal 2003 compared to $4.8 million in fiscal 2002, reflecting the impact of our reorganization in June 2003, which included the addition of significant additional personnel and marketing and administrative activities previously handled by AMD and Fujitsu. Prior to our reorganization in June 2003, we had no marketing function and a very small administrative function.

Interest and other income (expense), net, of approximately $3.2 million in fiscal 2004 increased 140 percent from $1.3 million in fiscal 2003. The increase was primarily due to fiscal 2004 consisting of twelve months as compared to fiscal 2003 consisting of nine months and higher average cash balances in fiscal 2004.

Interest and other income (expense), net, was approximately $1.3 million in fiscal 2003 compared to an expense of approximately $0.2 million in fiscal 2002. The income in fiscal 2003 was the result of higher cash balances.

Interest expense of $40 million in fiscal 2004 increased 94 percent compared to $21 million in fiscal 2003. The increase was due primarily to the fact that fiscal 2004 was comprised of 12 months while fiscal 2003 was comprised of nine months and during the first three months of fiscal 2003, prior to our reorganization in June 2003, we had fewer borrowing arrangements.

Interest expense of $21 million in fiscal 2003 increased from $1.9 million in fiscal 2002. The increase was due primarily to new borrowing arrangements with financial institutions and with AMD and Fujitsu following our reorganization in June 2003. The increase in interest expense was partially offset by the fact that fiscal 2003 consisted of nine months whereas fiscal 2002 consisted of 12 months.

We recorded an income tax benefit of $14 million in fiscal 2004, an income tax benefit of $4.4 million in fiscal 2003 and an income tax provision of $12.2 million in fiscal 2002. The fiscal 2004 and fiscal 2003 income tax benefits were primarily the result of pre-tax operating losses in foreign jurisdictions. The fiscal 2002 income tax provision was due to pre-tax operating profits of FASL in Japan.

The benefit for income taxes recorded for fiscal 2004 and fiscal 2003 differs from the benefit for income taxes that would be derived by applying a U.S. statutory 35 percent rate to loss before income taxes primarily due to the fact that AMD and Fujitsu were responsible for U.S. taxes and losses were incurred and tax effected in foreign jurisdictions with different tax rates.

Prior to our reorganization, we operated only in Japan and the fiscal 2002 tax rate reflects the Japanese statutory tax rate.

Other Items

We sell our products to AMD and Fujitsu, who then sell them to customers worldwide. The following table summarizes net sales by geographic areas for the periods presented:

	Fiscal 2002(1) (Twelve months ended Mar. 31, 2003)	Fiscal 2003(1) (Nine months ended Dec. 28, 2003)	Fiscal 2004 (Twelve months ended Dec. 26, 2004)
	(in thousands)
Geographical sales to AMD and Fujitsu:
United States (net sales to AMD)	$538,623	$650,097	$1,211,033
Japan (net sales to Fujitsu)	423,327	543,115	1,051,194

Total	$961,950	$1,193,212	$2,262,227

(1)	Net sales for fiscal 2002 and the first three months of fiscal 2003 consisted of sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Net sales for the last six months of fiscal 2003 and net sales for fiscal 2004 consisted of sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Net sales to Fujitsu, which were denominated in yen, as a percentage of net sales were approximately 46 percent in fiscal 2004 and fiscal 2003 and approximately 44 percent in fiscal 2002. The impact on our operating results from changes in foreign currency exchange rates has not been material, principally because our expenses denominated in yen are generally comparable to our sales denominated in yen.

Quarterly Comparison

The following table sets forth our statements of operations data for the nine fiscal quarters immediately following our reorganization in June 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Quarter Ended
	Sept. 28, 2003	Dec. 28, 2003	Mar. 28, 2004	June 27, 2004	Sept. 26, 2004	Dec. 26, 2004	Mar. 27, 2005	June 26, 2005	Sept. 25, 2005
	(in thousands)
Net sales to members	$395,161	$540,050	$606,331	$650,687	$518,233	$486,976	$433,189	$462,367	$515,653
Cost of sales	336,128	460,235	502,293	517,459	406,153	414,957	436,686	430,477	445,307

Gross profit	59,033	79,815	104,038	133,228	112,080	72,019	(3,497)	31,890	70,346
Other expenses:
Research and development	70,534	76,413	67,181	70,043	71,975	71,755	71,379	74,597	74,124
Marketing, general and administrative	39,421	33,298	34,872	32,014	33,730	36,543	36,099	45,426	45,259

Operating income (loss)	(50,922)	(29,896)	1,985	31,171	6,375	(36,279)	(110,975)	(88,133)	(49,037)
Interest and other income, net	616	538	291	1,181	751	975	1,285	779	432
Interest expense	(9,941)	(10,582)	(9,797)	(10,179)	(9,996)	(10,193)	(11,135)	(11,076)	(11,363)

Income (loss) before income taxes	(60,247)	(39,940)	(7,521)	22,173	(2,870)	(45,497)	(120,825)	(98,430)	(59,968)
Provision (benefit) for income taxes	4,872	4,543	(3,126)	9,216	(1,193)	(18,910)	(11,983)	(12,406)	1,755

Net income (loss)	$(65,119)	$(44,483)	$(4,395)	$12,957	$(1,677)	$(26,587)	$(108,842)	$(86,024)	$(61,723)

The following table sets forth our historical results, for the periods indicated, as a percentage of net sales.

	Quarter Ended
	Sept. 28, 2003	Dec. 28, 2003	Mar. 28, 2004	June 27, 2004	Sept. 26, 2004	Dec. 26, 2004	Mar. 27, 2005	June 26, 2005	Sept. 25, 2005
Net sales to members	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of sales	85	85	83	80	78	85	101	93	86

Gross margin	15	15	17	20	22	15	(1)	7	14
Other expenses:
Research and development	18	14	11	10	14	15	16	16	15
Marketing, general and administrative	10	6	6	5	6	7	8	10	9

Operating income (loss)	(13)	(5)	0	5	2	(7)	(25)	(19)	(10)
Interest and other income, net	0	0	0	0	0	0	0	0	0
Interest expense	(2)	(2)	(1)	(1)	(2)	(2)	(3)	(2)	(2)

Income (loss) before income taxes	(15)	(7)	(1)	4	(0)	(9)	(28)	(21)	(12)
Provision (benefit) for income taxes	1	1	(0)	2	(0)	(4)	(3)	(2)	0

Net income (loss)	(16%)	(8%)	(1%)	2%	(0%)	(5%)	(25%)	(19%)	(12%)

Net Sales to Members

Net sales to members grew steadily from the fiscal quarter ended September 28, 2003 through the second quarter of fiscal 2004. The increase in net sales for the fiscal quarter ended December 28, 2003 and the first and second quarters of fiscal 2004 was primarily attributable to increases in average selling prices ranging from one percent to 18 percent. In addition, for the last quarter of fiscal 2003 and the second quarter of fiscal 2004 unit shipments increased by 15 percent and seven percent, while for the first quarter of fiscal 2004 unit shipments decreased by one percent. Sales declined significantly from the third quarter of fiscal 2004 through the first quarter of fiscal 2005. The decline in net sales was primarily attributable to decreases in average selling prices as a result of aggressive pricing by competitors due in most cases to oversupply of products in the NOR Flash memory market. Average selling prices decreased by seven percent in each of the third and fourth quarters of fiscal 2004 and decreased by 17 percent in the first quarter of fiscal 2005. Unit shipments decreased by 14 percent in the third quarter of fiscal 2004 and also contributed to a decline in net sales for that period. For the fourth quarter of fiscal 2004 and the first quarter of fiscal 2005, unit shipments increased by one percent and eight percent. However, these increases were more than offset by the decreases in average selling prices referenced above. Net sales in the second quarter of fiscal 2005 increased seven percent compared to the first quarter of fiscal 2005. The increase in net sales was primarily attributable to the elimination of the distribution margin payable to AMD under the AMD Distribution Agreement and the reduction from 6.5 percent to 4.3 percent in the distribution margin payable to Fujitsu under the Fujitsu Distribution Agreement in the second quarter of fiscal 2005. The elimination of the distribution margin to AMD added approximately $14 million to net sales in the second quarter of fiscal 2005. The reduction of the distribution margin to Fujitsu added approximately $4 million to net sales in the second quarter of fiscal 2005. The increase in net sales in the second quarter of fiscal 2005 compared to the first quarter of fiscal 2005 was also attributable to a 12 percent increase in unit shipments, partially offset by a decrease of five percent in average selling prices. Net sales in the third quarter of fiscal 2005 increased 12 percent compared to net sales in the second quarter of fiscal 2005. The increase in net sales was primarily attributable to a 15 percent increase in unit shipments, partially offset by a decrease of three percent in average selling prices. We expect revenues to increase significantly during the fourth quarter of fiscal 2005.

In the second half of fiscal 2004, sales were adversely impacted by aggressive pricing by competitors, particularly in the embedded category of the Flash memory market, where our competitors began to aggressively pursue increased market share, and aggregate Flash memory product supply exceeded demand. In particular, decreased demand from the wireless handset market in Asia, in part due to excess inventory accumulation by wireless handset OEMs in China during the first half of fiscal 2004, contributed to a decline in net sales during the third quarter. In addition, a downturn in the overall Flash memory market, lower than expected sales in the wireless handset market and delays in qualifying a product based on our second-generation MirrorBit technology also contributed to a decline in net sales in the fourth quarter of fiscal 2004. Another reason our net sales declined in the second half of fiscal 2004 compared with the first half of fiscal 2004 is that we were not able to meet demand for certain of our lower density products for the embedded category of the Flash memory market in the first half of fiscal 2004, which we believe adversely impacted our relationship with customers who did not receive allocations of these embedded products, and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. We were unable to meet demand for these products in the first half of fiscal 2004 because in fiscal 2003 we underestimated demand with respect to these products for the first half of fiscal 2004 and were unable to install additional wafer fabrication capacity on a timely basis. As a result, a significant number of end customers for our lower density products were under-served, and we believe that these customers chose to rely on our competitors both for product supply and for their design-in activities in the first half of fiscal 2004, resulting in an increased market share for those competitors in the second half of fiscal 2004 when those designs went into production.

Gross Margin

Gross margin improved continuously from the end of fiscal 2003 through the third quarter of fiscal 2004. Factors contributing to this improvement included higher average selling prices due to the increasing mix of higher density products and reduced unit costs as a result of transitions to more advanced manufacturing process technologies and the fact that for a given storage capacity products based on our MirrorBit technology are less expensive to manufacture. Gross margin decreased from the fourth quarter of fiscal 2004 through the first quarter of fiscal 2005 primarily due to a decrease in average selling prices for the reasons described in “—Net Sales to Members,” above. Gross margin improved in the second quarter of fiscal 2005 from the first quarter of fiscal 2005 primarily due to a 12 percent increase in unit shipments, partially offset by a five percent decrease in average selling prices. Gross margin increased in the third quarter of fiscal 2005 by seven percent as compared to the second quarter of fiscal 2005 due to a 15 percent increase in unit shipments, partially offset by a three percent decrease in average selling prices. Gross margin also was favorably impacted by three factors: a greater percentage of MirrorBit products shipped; a greater percentage of higher density products shipped; and increased utilization of our manufacturing facilities. We expect these trends to continue in the fourth quarter of fiscal 2005 resulting in continued improvement in gross margins. There were no material sales during these periods of inventories that had been previously written down.

Research and Development

Research and development spending was relatively stable over the nine-quarter period. We expect research and development expenses in terms of gross dollars to be relatively stable or increase slightly in the fourth quarter of fiscal 2005.

Marketing, General and Administrative

Marketing, general and administrative expenses were relatively stable in terms of gross dollars from the quarter ended September 28, 2003 through the first quarter of fiscal 2005. Fluctuations in expenses during these periods were a result of timing of fees for legal and consulting services from AMD related to our reorganization, marketing-related expenses and consulting fees. Marketing, general and administrative expenses increased in the second quarter of fiscal 2005 primarily due to our acquisition of AMD’s sales force. Marketing, general and administrative expenses in the third quarter of fiscal 2005 were relatively stable from the second quarter of fiscal 2005. We expect marketing, general and administrative expenses to increase slightly in terms of gross dollars in the fourth quarter of fiscal 2005.

Interest and Other Income, net

Fluctuations in interest and other income, net were the result of changes in average daily cash balances available for investment throughout the nine-quarter period.

Interest Expense

Interest expense remained relatively flat throughout the nine-quarter period.

Book-to-Bill Ratio

We had a book-to-bill ratio of 1.1:1 during the first quarter of fiscal 2005, 1:1 during the second quarter of fiscal 2005 and 1.4:1 during the third quarter of fiscal 2005. Our book-to-bill ratio is a demand-to-supply ratio for orders, which we calculate by dividing the value of orders booked during a fiscal quarter by the value of orders invoiced during that quarter. While we expect revenues to increase significantly during the fourth quarter of fiscal 2005, the book-to-bill ratio should not be relied upon as an indication of future sales.

Financial Condition

Our cash and cash equivalents at September 25, 2005 totaled $119 million. We are subject to restrictions on our distribution of cash due to provisions in third-party loan agreements described below.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $221 million in the first nine months of fiscal 2005. Net income after adjustments for non-cash charges, consisting primarily of $414 million of depreciation and amortization, contributed to the positive cash flow from operations. The net changes in operating assets in the first nine months of fiscal 2005 were primarily attributable to an increase in accounts payable of $93 million and an increase in net inventory of $22 million primarily due to an increase in capital deliveries and operating activities in the third quarter of fiscal 2005.

Net cash provided by operating activities was $442 million in the first nine months of fiscal 2004. Net income after adjustments for non-cash charges, consisting primarily of $393 million of depreciation and amortization, contributed to the positive cash flow from operations. The net changes in operating assets in the first nine months of fiscal 2004 were primarily attributable to a decrease in net inventory of $15 million.

Net cash provided by operating activities was $463 million in fiscal 2004. Net income after adjustments for non-cash charges, consisting primarily of $534 million of depreciation and amortization, contributed to the positive cash flow from operations. The net changes in operating assets in fiscal 2004 as compared to fiscal 2003 included an increase in net inventory of $18 million. The increased inventory primarily represented products based on 110-nanometer MirrorBit and floating gate technology. Inventory increased in anticipation of increased demand for our Flash memory products based on 110-nanometer technology.

Net cash provided by operating activities in fiscal 2003 was $134 million. Net income after adjustments for non-cash charges, consisting primarily of $316 million of depreciation and amortization, contributed to the positive cash flow from operations. Changes in operating assets and liabilities in fiscal 2003 as compared to fiscal 2002 were primarily attributable to an increase in accounts receivable due to a 24 percent increase in net sales.

Net cash provided by operating activities in fiscal 2002 was $356 million. Net income after adjustments for non-cash charges, consisting primarily of $279 million of depreciation and amortization, contributed to the positive cash flow from operations.

Net Cash Used in Investing Activities

Net cash used in investing activities was $264 million in the first nine months of fiscal 2005, primarily as a result of $324 million used to purchase property, plant and equipment and a cash outflow of $20 million for the purchase of available-for-sale securities, offset in part by a cash inflow of $78 million from the maturity of available-for-sale securities.

Net cash used in investing activities was $477 million in the first nine months of fiscal 2004, primarily as a result of $427 million used to purchase property, plant and equipment and a cash outflow of $95 million for the purchase of available-for-sale securities, offset in part by a cash inflow of $14 million in proceeds from the sale of property, plant and equipment and $31 million from the maturity of available-for-sale securities.

Net cash used in investing activities was $552 million in fiscal 2004, primarily as a result of $530 million used to purchase property, plant and equipment, and a net cash outflow of $58 million from the maturity and purchases of available-for-sale securities, offset by $36 million in proceeds from sale of property, plant and equipment.

Net cash used in investing activities was $187 million in fiscal 2003, primarily as a result of $215 million used to purchase property, plant and equipment, offset in part by $31 million in proceeds from sale of property, plant and equipment.

Net cash used in investing activities was $190 million in fiscal 2002 for the purchase of property, plant and equipment.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $24 million in the first nine months of fiscal 2005. This amount included $78 million of proceeds received from equipment sale-leaseback transactions and $138 million of proceeds from bank borrowings. These amounts were partially offset by $187 million in payments on debt and capital lease obligations, including approximately $5 million in payments to AMD.

Net cash used in financing activities was $89 million in the first nine months of fiscal 2004. This amount included $44 million of proceeds received from equipment sale-leaseback transactions and $31 million of proceeds from borrowings, net of issuance costs. These amounts were more than offset by $163 million in payments on debt and capital lease obligations, including approximately $27 million in payments to AMD.

Net cash used in financing activities was $126 million in fiscal 2004. This amount included $44 million of proceeds received from equipment sale-leaseback transactions and $50 million of proceeds from borrowings, net of issuance costs. These amounts were more than offset by $219 million in payments on debt and capital lease obligations, including approximately $37 million in payments to AMD.

Net cash provided by financing activities was $373 million in fiscal 2003 primarily due to $307 million in cash contributions from AMD and Fujitsu upon our reorganization, $238 million of proceeds from sale-leaseback transactions and $325 million of proceeds from borrowings, net of issuance costs. These amounts were partially offset by $497 million in payments on debt and capital lease obligations, including approximately $109 million in payments to AMD.

Net cash used in financing activities was $166 million in fiscal 2002, primarily due to $162 million in payments on debt obligations to Fujitsu.

Contractual Cash Obligations

The following table summarizes our principal contractual cash obligations at September 25, 2005. The table is supplemented by the discussion following the table.

	Total	2005	2006	2007	2008	2009	2010 and Beyond
	(in thousands)
Contractual cash obligations to members:
Fujitsu Cash Note	$40,000	$10,000	$30,000	—	—	—	—
AMD Cash Note	120,000	30,000	90,000	—	—	—	—
AMD Asset Note	161,869	37,655	124,214	—	—	—	—
Spansion Penang Term Loan	5,551	715	1,547	1,518	1,518	253	—
Spansion China Line of Credit	15,000	—	15,000	—	—	—	—
Spansion Penang Asset Note	38,466	9,615	28,851	—	—	—	—

Total contractual cash obligations to members	$380,886	$87,985	$289,612	$1,518	$1,518	$253	—

Contractual cash obligations to third parties:
Spansion Japan Revolving Loan	$48,954	$48,954	—	—	—	—	—
Spansion Japan Revolving Credit Facility	26,702	26,702	—	—	—	—	—
Senior Secured Credit Facility	60,015	—	—	—	—	—	60,015
Spansion Japan Term Loan	85,447	10,681	42,724	32,042	—	—	—
Spansion China Loan	19,630	19,630	—	—	—	—	—
Capital lease obligations	158,866	23,134	91,100	44,632	—	—	—

Total contractual cash obligations to third parties	$399,614	$129,101	$133,824	$76,674	—	—	$60,015

Operating leases	31,561	3,708	18,158	7,459	2,236	—	—
Unconditional purchase commitments	38,342	10,026	12,609	5,610	5,280	3,924	893

Total principal contractual cash obligations	$850,403	$230,820	$454,203	$91,261	$9,034	$4,177	$60,908

Fujitsu Cash Note

As part of our reorganization in June 2003, Fujitsu loaned us $40 million pursuant to the terms of an unsecured promissory note. The note bears interest at LIBOR plus four percent, to be paid quarterly. The interest rate cannot exceed seven percent. The interest rate adjusts each calendar quarter based on the LIBOR rate. All amounts outstanding under this note become due and payable upon the occurrence of a payment default. As of September 25, 2005, the interest rate was seven percent and the remaining principal balance on this note was approximately $40 million. The proceeds from this note were used to fund our working capital needs. As of

September 30, 2005, we amended the payment terms of this note such that we are required to repay 75 percent of the principal amount on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon (i) our reorganization into Spansion, Inc., we will pay all accrued and unpaid interest under the Fujitsu note and (ii) completion of this offering and the concurrent offerings, we will pay the outstanding principal and interest on this note in full.

AMD Notes and Loans

AMD Cash Note.    As part of our reorganization in June 2003, AMD loaned us $120 million pursuant to the terms of an unsecured note. The note bears interest at LIBOR plus four percent, to be paid quarterly. The interest rate cannot exceed seven percent. The interest rate adjusts each calendar quarter based on the LIBOR rate. As of September 25, 2005, the interest rate was seven percent, and the remaining principal balance on this note was approximately $120 million. The proceeds from this note were used to fund our working capital needs. As of September 30, 2005, we amended the payment terms of this note such that we are required to repay 75 percent of the principal amount on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon completion of this offering and the concurrent offerings, we will pay the outstanding principal and interest on this note in full.

AMD Asset Note.    As part of our reorganization in June 2003, we purchased certain assets from AMD pursuant to an unsecured promissory note. This note bears interest at a fixed rate of seven percent. Interest is payable on the last day of each calendar quarter during the term of the note. All amounts outstanding under this note become due and payable upon the occurrence of a payment default. As of September 25, 2005, the remaining principal balance on this note was approximately $162 million. As of September 30, 2005, we amended the payment terms of this note such that we are required to repay 75 percent of the principal amount on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon completion of this offering and the concurrent offerings, we will pay the outstanding principal and interest on this note in full.

Spansion Penang Loan

On January 29, 2004, our wholly-owned subsidiary in Malaysia, Spansion Penang Sdn. Bhd., or Spansion Penang, entered into a financial arrangement with AMD’s subsidiary in Malaysia, AMD Export Sdn. Bhd., or AMD Export. Under the terms of the arrangement, Spansion Penang borrowed approximately 29 million Malaysian Ringgit (approximately $8 million based on the exchange rate as of September 25, 2005) from AMD Export to fund the purchase of manufacturing equipment. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding as of September 25, 2005 was approximately 20 million Malaysian Ringgit (approximately $6 million based on the exchange rate as of September 25, 2005). A third-party financial institution has a lien on the purchased equipment.

Spansion China Line of Credit

As part of our reorganization as Spansion LLC in June 2003, we also assumed $60 million of unsecured debt, payable by our subsidiary in the People’s Republic of China, Spansion China Limited or Spansion China, to AMD. Amounts outstanding bear interest at rates ranging from two percent to six percent, to be paid quarterly. On July 29, 2005, Spansion China amended the payment terms of its unsecured debt obligations to AMD such that Spansion China is required to pay the remaining balance on the debt on March 26, 2006 or such later date as the parties may agree upon in writing, and all borrowings made by Spansion China after the effective date of the amendment shall bear interest at a rate of 3.46 percent, compounded annually. As of September 25, 2005, the remaining balance was approximately $15 million.

Spansion Penang Asset Note

We issued an unsecured promissory note in an amount of approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of September 25, 2005), payable to AMD Export, in connection with the sale of certain assets by AMD Export to Spansion Penang, as part of our reorganization as Spansion LLC in June 2003. This note bears interest at a fixed rate of seven percent, to be paid quarterly. The note has a term of three years, with four equal principal payments, due on September 29, 2005, December 29, 2005, March 29, 2006 and June 29, 2006. As of September 25, 2005, the remaining balance on this note was approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of September 25, 2005). On September 30, 2005, Spansion Penang amended the payment terms of the promissory note, such that Spansion Penang is required to repay approximately 110 million Malaysian Ringgit (approximately $29 million based on the exchange rate as of September 25, 2005) of the principal amount of the note on March 31, 2006 and the remaining principal amount of the note on June 29, 2006, provided that upon completion of this offering and our concurrent offerings, Spansion Penang is required to repay the note in full including accrued and unpaid interest on the note.

Spansion Japan Revolving Loan Agreement

On March 25, 2005, Spansion Japan amended its existing revolving facility credit agreement with certain Japanese financial institutions and renewed it for an additional one-year period. The amended and extended revolving facility credit agreement, which is comprised of two tranches, provides for an aggregate loan amount of up to 15 billion yen (approximately $134 million as of September 25, 2005). Tranche A provides for an aggregate amount of up to six billion yen (approximately $53 million as of September 25, 2005) and tranche B provides for an aggregate amount of up to nine billion yen (approximately $80 million as of September 25, 2005). Spansion Japan can draw under the facility until March 24, 2006. However, as described in more detail below, the total amount that Spansion Japan can draw is limited based on the value of Spansion Japan’s accounts receivable from Fujitsu, which are pledged as security to the lenders.

Amounts borrowed under tranche A bear interest at a rate equal to the Tokyo Interbank Offered Rate, or TIBOR, plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A prior to drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2006. As of September 25, 2005, TIBOR was 0.09 percent.

As of December 26, 2004 there were no borrowings under this facility. As of September 25, 2005, 5.5 billion yen (approximately $49 million based on the exchange rate as of September 25, 2005) was outstanding under tranche A of this facility and no amounts were outstanding under tranche B. This amount bore interest at the rate of 0.63 percent and was repaid on September 26, 2005. The amount is reflected as Notes Payable on the consolidated balance sheet.

Pursuant to the terms of the revolving facility credit agreement, Spansion Japan is not permitted to make distributions, including declaring any dividends other than those to be declared after the end of each fiscal quarter and is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain an adjusted tangible net worth (as defined in the agreement) at an amount not less than 60 billion yen (approximately $534 million as of September 25, 2005) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 21.125 billion yen (approximately $188 million as of September 25, 2005) as of the last day of fiscal year 2005; and

•	ensure that as of each of the last day of the third and fourth quarter of fiscal 2005, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of scheduled debt repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period, is not less than 120 percent.

In addition, Spansion Japan cannot, without the consent of the majority lenders (as defined in the agreement), enter into any consolidation or merger, or transfer, lease or otherwise dispose of all or substantially all of its assets or business, or remove any equipment from its Aizu-Wakamatsu facilities or transfer or otherwise dispose of these facilities, in a manner that may substantially affect Spansion Japan’s ability to make repayments under this agreement. Spansion Japan cannot obtain any loans from a third party or provide a guarantee or any loans to a third party that may substantially affect Spansion Japan’s ability to make repayments under this agreement.

As of September 25, 2005, Spansion Japan was in compliance with these financial covenants.

In addition, if Spansion Japan’s minimum cash balance is less than one billion yen (approximately $8.9 million as of September 25, 2005), Spansion Japan is prohibited from:

•	subject to ordinary course of business and certain other exceptions, entering into any merger, reorganization or consolidation, or transferring, leasing or otherwise disposing of all or any part of its assets, or entering into any agreement concerning such transactions;

•	making certain distributions, including declaring any dividends other than those to be declared after the end of each fiscal quarter, and redeeming, repurchasing, retiring or otherwise acquiring its capital stock or any option for such capital stock; or

•	changing its capital structure (including capital reduction) in a way that may substantially affect Spansion Japan’s ability to meet its obligations under the agreement.

Because during the term of this agreement Spansion Japan has maintained a cash balance that has been greater than one billion yen, these covenants have not been applicable.

As security for amounts outstanding under the revolving facility, Spansion Japan pledged its accounts receivable from Fujitsu. The accounts receivable are held in trust pursuant to the terms of a trust agreement. Under the trust agreement, Spansion Japan is required to maintain the value of its accounts receivable at specified thresholds (as defined by the trust agreement), based upon the amounts outstanding under tranche A and tranche B. The trustee collects payments from Fujitsu into a separate trust account and releases these amounts to Spansion Japan, subject to the specified threshold amounts required to be maintained by Spansion Japan. At any time when the accounts receivable balance in the trust account is less than the required threshold amount, Spansion Japan is required to do one of the following to cure the shortfall:

•	provide additional cash to the trust; or

•	repay a specified portion of the outstanding loans.

Amounts outstanding under the revolving credit facility may be accelerated and become due and payable on demand upon the occurrence of specified events with respect to Spansion Japan, including: filings or proceedings in bankruptcy, failure to pay any obligations under the revolving credit facility that have become due, failure to pay other third-party indebtedness where such debt exceeds 200 million yen (approximately $1.8 million as of September 25, 2005), or if the value of the accounts receivable from Fujitsu held in trust is below the required thresholds and such shortfall is not remedied within three business days. In addition, amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Fujitsu including: suspension of any payment by Fujitsu, filings or proceedings in bankruptcy or corporate reorganization, failure of any check or note issued by Fujitsu to clear for payment, default by Fujitsu with respect to payments to Spansion Japan or other obligations under the distribution agreement with us, and default by Fujitsu with respect to other third-party indebtedness where such debt exceeds 1.0 billion yen (approximately $8.9 million as of September 25, 2005). As of September 25, 2005, the amount of accounts receivable held in trust was approximately $93 million and approximately $8 million was held in trust because the accounts receivable balance in the trust account was below the required threshold.

Because borrowings and repayments under the Spansion Japan revolving loan agreement are denominated in yen, the U.S. dollar amounts stated above are subject to change based on applicable exchange rates. We used the exchange rate as of September 25, 2005 of 112.35 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

On September 20, 2005, Spansion Japan further amended the revolving facility credit agreement and related ancillary agreements with certain Japanese financial institutions. The primary purpose of the amendment was to exclude Spansion Japan’s non-Japanese yen-denominated accounts receivable from Fujitsu from the amounts held in trust pursuant to the terms of the accounts receivable trust agreement among the parties. As a result, pursuant to the amendment, such accounts receivable do not secure the amounts outstanding under the Spansion Japan revolving facility credit agreement. As a result of the exclusion of the accounts receivable described above, the aggregate loan amount available under the Spansion Japan revolving credit agreement was decreased from up to 15 billion yen to up to 10.5 billion yen (or approximately $94 million as of September 20, 2005). Specifically, Tranche A decreased from 6.0 billion yen to 4.2 billion yen (or approximately $38 million as of September 20, 2005), and Tranche B decreased from 9.0 billion yen to 6.3 billion yen (or approximately $56 million as of September 20, 2005). In addition, pursuant to the amendment, under certain circumstances, on December 24, 2005, either party may terminate the Spansion Japan revolving credit agreement or reduce the amounts available under Tranche A or Tranche B by giving the other party ten business days’ prior written notice.

On September 26, 2005, we repaid the principal balance of 5.5 billion yen (approximately $49 million as of September 26, 2005) and interest outstanding under tranche A of this facility. On the same day, we borrowed 4.2 billion yen (approximately $37 million as of September 26, 2005) under tranche A of this facility. This amount bears interest at a rate of 0.62 percent and must be repaid no later than October 26, 2005.

Spansion Japan Revolving Credit Facility

On September 20, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a certain Japanese financial institution in the aggregate principal amount of up to 5.0 billion yen (approximately $45 million as of September 20, 2005). Amounts borrowed under the facility bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.70 percent per annum. Borrowings must be used for working capital purposes and each borrowing must be repaid one month after the initial drawdown date. The facility may be terminated by the financial institution with five days’ written notice if it experiences increased costs in connection to any borrowings by Spansion Japan, or if Spansion Japan gives five days’ written notice of termination. As of September 25, 2005, 3.0 billion yen (approximately $27 million based on the exchange rate as of September 25, 2005) was outstanding under this facility. This amount bears interest at the rate of 0.75 percent and must be repaid by October 25, 2005. The amount is reflected as notes payable on the consolidated balance sheet at September 25, 2005.

Pursuant to the terms of the facility, Spansion Japan agreed not to pledge any security to secure its obligations or any third party’s obligations until the facility is terminated and all obligations are fulfilled by Spansion Japan. Amounts outstanding under the facility may become due and payable on demand upon the occurrence of specified events with respect to Spansion Japan, including: suspension of any payment by Spansion Japan; failure to pay any obligations under thereunder; filings or proceedings in bankruptcy; corporate reorganization procedures, corporate rearrangement, special liquidation or other similar legal procedures; a resolution for Spansion Japan’s dissolution; the winding up of Spansion Japan’s business; or if any attachment has been ordered with respect to Spansion Japan’s accounts receivables.

On September 26, 2005, we borrowed an additional 1.3 billion yen (approximately $12 million as of September 26, 2005) under this facility. On September 29, 2005, we repaid 3.0 billion yen (approximately $27 million as of September 29, 2005) of the principal balance and interest outstanding under this facility. The remaining principal balance of 1.3 billion yen (approximately $12 million as of September 26, 2005) bears interest at a rate of 0.77 percent and must be repaid no later than October 26, 2005.

Senior Secured Revolving Credit Facility

On September 19, 2005, Spansion LLC entered into a new senior secured revolving credit facility with a certain domestic financial institution, as agent, and the lenders party thereto, in the aggregate amount of up to $175 million. Upon the consummation of this offering, Spansion Inc. will be required to: (i) become a party to the revolving credit facility; (ii) comply with certain of the representations, warranties and covenants in the revolving credit facility; and (iii) execute a guaranty in favor of the agent to guarantee our obligations under the revolving credit facility. The actual amounts available for borrowing under the revolving credit facility are based on 85 percent of accounts receivable meeting eligibility requirements plus the lesser of 75 percent of the appraised fair market value of our Fab 25 facility in Austin, Texas, and the maximum real estate loan amount (as defined in the agreement) minus reserves that limit the availability of credit under the agreement from time to time established by the agent in its reasonable credit judgment. Amounts borrowed under the revolving credit facility bear interest at a rate equal to the “base rate,” which is the prime rate publicly announced by the agent, or the London Interbank Offered Rate, or LIBOR, plus, in each case, a margin ranging from negative 0.25 percent to 0.50 percent for base rate loans and 1.25 percent to 2.0 percent for LIBOR loans. Borrowings under the revolving credit facility must be used to refinance existing indebtedness and for working capital purposes. The revolving credit facility will terminate and all outstanding borrowings must be repaid no later than September 19, 2010. We borrowed approximately $60 million under the revolving credit facility on September 19, 2005, a portion of which was used to pay off in full our July 2003 Spansion Term Loan. As of September 25, 2005, approximately $60 million was outstanding under this facility and bears interest at the rate of 6.75 percent. The amount is reflected as long-term debt on the consolidated balance sheet at September 25, 2005. The amount available under this facility was approximately $101 million as of September 25, 2005.

Pursuant to the terms of the revolving facility credit agreement, and subject to certain exceptions, we and our subsidiaries are not permitted, among other things, to:

•	enter into any mergers, consolidations or sales of property (except for our reorganization that will occur in connection with this offering), or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for future distributions to Spansion Inc. in certain circumstances;

•	make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless we meet minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at least $50 million prior to December 31, 2005 (or if earlier, the date of consummation of this offering) and $200 million thereafter, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt other than the debt to be incurred concurrently with this offering (including the notes being offered by Spansion LLC in a private placement), capital leases, debt incurred by our foreign subsidiaries, and in limited cases, loans to subsidiaries;

•	engage in transactions with affiliates unless in the normal course of business, negotiated at arms-length terms and the transactions are disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and we may prepay any debt as long as after such repayment, we meet minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

If the availability under the revolving credit facility is less than or equal to $35 million during a fiscal quarter, we will also be required to maintain EBITDA (as defined in the agreement), on a consolidated basis, on the last day of each of the fiscal quarter as follows:

Period Ending	EBITDA
(in thousands)
12/25/2005	$225,000
03/26/2006	300,000
07/02/2006	375,000
10/01/2006	450,000
12/31/2006	500,000

Beginning in 2007, the required EBITDA level will be determined by the agent based on our then current projections of our financial condition, results of operations and cash flows.

As security for amounts outstanding under the revolving credit facility, we pledged the stock of our domestic subsidiaries, the Fab 25 facility (other than production equipment contained therein), and all of our personal property. Our equipment, inventory, and intellectual property, as well as all assets and stock pledges of our foreign subsidiaries were excluded from the collateral securing the revolving credit facility.

Amounts outstanding under the revolving credit facility may become due and payable on demand upon the occurrence of specified events with respect to us, including, among other things: failure to pay any obligations under the revolving credit facility that have become due; breach of any representation or warranty; failure to report certain financial information to the agent; our failure to execute a guaranty in favor of the agent after the consummation of this offering and a joinder agreement pursuant to which we will become a party to this agreement; any default on third party debt of outstanding principal amount exceeding $25 million; filings or proceedings in bankruptcy; judgments or awards entered against us, of $10 million or more that remain for 30 days after the entry thereof; termination, revocation or voidance of any liens securing the obligations under the revolving credit facility, for any reason other than the failure by the agent to perfect its liens; a change of control by which a person or group would acquire more than 30 percent of the combined voting power of all then-issued and outstanding voting interests of us; and foreclosure on the Fab 25 facility.

Spansion Japan Term Loan

In September 2003, our third-party loans were refinanced from the proceeds of a term loan entered into between Spansion Japan and a Japanese financial institution. Under the agreement, the amounts borrowed bear an interest rate of TIBOR plus a spread that is determined by Fujitsu’s current debt rating and Spansion Japan’s non-consolidated net asset value as of the last day of its fiscal year. The interest rate was 0.86 percent as of September 25, 2005. Repayment occurs in equal, consecutive, quarterly principal installments ending in June 2007. As of September 25, 2005, approximately $85 million was outstanding under this term loan agreement. Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility and AMD has agreed to reimburse Fujitsu for up to 60 percent of the amount paid out by Fujitsu under this guaranty. In addition, Spansion Japan’s assets are pledged to Fujitsu as security for AMD’s reimbursement obligation. The net book value of the pledged assets as of September 25, 2005 was approximately $264 million. Under this loan agreement, Spansion Japan is prevented from making distributions or dividends to us in certain situations. In addition, Spansion Japan is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month period during such fiscal year;

•	maintain an adjusted tangible net worth (as defined in the loan agreement), as of the last day of each fiscal quarter, of not less than 60 billion yen (approximately $534 million as of September 25, 2005);

•	maintain total net income plus depreciation, as of the last day of each fiscal year, as follows:

Period	Amount
(in thousands)
Fiscal 2005	$188,000
Fiscal 2006	174,000

•	ensure that as of the last day of any fiscal quarter, the ratio of (a) net income plus depreciation to (b) the sum of (i) interest expense for such period plus (ii) scheduled amortization of debt for borrowed money (as defined in the loan agreement) for such period, including lease rentals plus (iii) maintenance capital expenditures for Spansion Japan’s existing and after acquired real property and improvements at its manufacturing facilities located in Aizu-Wakamatsu, Japan, is not less than 120 percent for fiscal 2005 and fiscal 2006.

In addition, Spansion Japan is subject to other covenants, including those that are applicable when Spansion Japan’s minimum cash balance is less than one billion yen and events of default that would cause all of the amounts outstanding under this agreement to become immediately due and payable that are substantially similar to the covenants and events of default in the Spansion Japan Revolving Loan Agreement.

As of September 25, 2005, Spansion Japan was in compliance with these financial covenants.

Because amounts under the Spansion Japan Term Loan are denominated in yen, the U.S. dollar amounts are subject to change based on applicable exchange rates. We used the exchange rate as of September 25, 2005 of 112.35 yen to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Spansion China Loan

During the second quarter of fiscal 2004, Spansion China entered into two revolving loan agreements with a local financial institution. Under the terms of the revolving foreign exchange loan agreement, Spansion China can borrow in U.S. dollars up to an amount of $18 million to be secured by Spansion China’s land use right and buildings on the land. Under the terms of the revolving renminbi (RMB) loan agreement, Spansion China can borrow up to RMB 120 million (approximately $15 million as of September 25, 2005). The interest rate on the U.S. dollar-denominated loans is LIBOR plus one percent, ranging from 3.04 percent to 3.94 percent for fiscal 2004 and the interest rates on the RMB-denominated loans are fixed at either 4.779 percent or 5.022 percent depending on the period the borrowings occur. The maximum term of each loan is 12 months from the date of each drawdown. As of September 25, 2005, the amount outstanding under the U.S. dollar-denominated loan agreement was approximately $12 million and the amount outstanding under the RMB-denominated loan agreement was approximately RMB 55 million (approximately $7 million as of September 25, 2005). This loan is secured by Spansion China’s assembly and test facility and its land use rights.

Capital Lease Obligations

As of September 25, 2005, we had aggregate outstanding capital lease obligations of approximately $159 million. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2008. Leased assets consist principally of machinery and equipment. AMD and Fujitsu have guaranteed approximately $49 million and $25 million of our aggregate outstanding capital lease obligations as of September 25, 2005.

On July 16, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of 12 billion yen (approximately $100 million on July 16, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $168 million. We recognized an immediate loss of approximately $18 million on the transaction equal to the difference in the fair market value of the equipment and its net book value at the time of the transaction. We also recorded a deferred loss on the balance sheet of approximately $50 million, the difference between the remaining book value of the equipment after the immediate loss recognized and the proceeds from the sale-leaseback transaction. This deferred loss is being amortized over the term of the lease in proportion to the amortization of the underlying leased assets. AMD and Fujitsu each guaranteed 50 percent of the outstanding obligations under the agreements. As of September 25, 2005, the outstanding obligation under the lease agreement was approximately $33 million.

On September 15, 2003, we entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately $79 million of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $78 million. This transaction did not result in a significant gain or loss. As of September 25, 2005, the outstanding obligation under the lease agreement was approximately $22 million.

On September 26, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately 7 billion yen (approximately $63 million on September 26, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $64 million. This transaction did not result in a significant gain or loss. As of September 25, 2005, the outstanding obligation under the lease agreement was approximately $22 million.

In January 2005, Spansion Japan entered into a sale-leaseback transaction for certain semiconductor manufacturing equipment in the amount of approximately 8.2 billion yen (approximately $78 million based on the exchange rate as of January 7, 2005). This transaction did not result in a significant gain or loss. At the expiration of the lease term, Spansion Japan has the option to purchase the equipment at an agreed upon price, which we have determined to be a bargain purchase option. In addition, Spansion Japan can renew the lease if the lessor and Spansion Japan both agree upon the renewal terms not later than six months prior to the expiration of the lease term. During the term of the lease, Spansion Japan is required to comply with financial covenants that are substantially similar to the financial covenants in the Spansion Japan Term Loan. As of September 25, 2005, the outstanding lease obligation under this agreement was approximately $53.7 million (based on a foreign exchange rate of one U.S. dollar to 112.35 Japanese yen).

Operating Lease

On September 30, 2005, we entered into a sale-leaseback transaction with a third-party financial institution for certain semiconductor manufacturing equipment in the amount of approximately $25 million. This transaction did not result in a significant gain or loss. We accounted for this lease as an operating lease.

Other Financial Matters

Short-Term and Long-Term Liquidity

Our primary future cash needs on a recurring basis will be working capital, capital expenditures and debt service. In the first nine months of fiscal 2005, our capital expenditures were $324 million, and we expect to spend approximately an additional $195 million in the remainder of the fiscal year. Assuming the completion of this offering, our concurrent offering of mandatory convertible preferred stock and the private placement of senior unsecured notes by Spansion LLC, we expect our capital expenditures for fiscal 2006 will be between $800 million and $950 million.

Our ability to fund our cash needs will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive and other factors, such as those discussed in “Risk Factors,” many of which are beyond our control. Should we require additional funding, such as to satisfy our short-term and long- term debt obligations when due or to make additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity services. We cannot assure you that such funding will be available in needed quantities or on terms favorable to us.

Concurrently with this offering, we are also making a public offering of shares of our mandatory convertible preferred stock. The net proceeds from the sale of the                  shares of our mandatory convertible preferred stock will be approximately $             million, based on an assumed initial public offering price of $         per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, the net proceeds of the offering of our mandatory convertible preferred stock will be approximately $             million. The completion of the sale of our mandatory convertible preferred stock is a condition to the completion of this offering.

Concurrently with the consummation of this offering, Spansion LLC, our indirect wholly-owned subsidiary intends to issue $             million aggregate principal amount of senior unsecured notes in a private placement. We intend to apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. The completion of sale of the notes is a condition to the completion of this offering.

We believe that the net proceeds of this offering, the concurrent offering of our mandatory convertible preferred stock and the concurrent private placement of notes by Spansion LLC, our indirect wholly-owned subsidiary, together with anticipated cash flows from operations and current cash balances, available external financing and our existing credit facilities, will be sufficient to fund working capital requirements, capital investments, debt service and operations and meet our needs over at least the next twelve months.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to our revenues, inventories, asset impairments and income taxes. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Our historical results have been materially consistent with management’s expectations. Actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

We believe the following critical accounting policies are the most significant to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Reserves

We record a provision for estimated sales returns and allowances on product sales and a provision for estimated future price reductions in the same period that the related revenues are recorded. We base these estimates on actual historical sales returns, allowances, historical price reductions, market activity, and other known or anticipated trends and factors. These estimates are subject to management’s judgment, and actual provisions could be different from our estimates and current provisions, resulting in future adjustments to our revenues and operating results.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analysis of sales levels by product and projections of future demand. These projections assist us in determining the carrying value of our inventory and are also used for near-term factory production planning. We do not value inventories on hand in excess of forecasted demand of six months. In addition, we write off inventories that we consider obsolete. We adjust remaining specific inventory balances to approximate the lower of our standard manufacturing cost or market value. Among other factors, management considers forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. If we anticipate future demand or market conditions to be less favorable than our projections as forecasted, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made. This would have a negative impact on our gross margins in that period. If in any period we are able to sell inventories that were not valued or that had been written down in a previous period, related revenues would be recorded without any offsetting charge to cost of sales, resulting in a net benefit to our gross margin in that period.

Impairment of Long-Lived Assets

We consider no less frequently than quarterly whether indicators of impairment of long-lived assets are present. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used. If these or other indicators are present, we determine whether the estimated future undiscounted cash flows attributable to the assets in question are less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. We may incur impairment losses in future periods if factors influencing our estimates of the undiscounted cash flows change.

Income Taxes

Currently, we are a Delaware limited liability company that has elected to be treated as a partnership for U.S. federal tax reporting purposes, and therefore we are not a U.S. taxable entity. Our foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries of formation. In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. We must assess the likelihood that we will be able to recover our deferred tax assets. Unless recovery of these deferred tax assets is considered more likely than not, we must increase our provision for taxes by recording a charge to income tax expense, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment by the relevant tax jurisdiction. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result. We anticipate that our effective tax rate for fiscal 2006 will be approximately 30 percent.

Pension and Postretirement Benefits

We have significant pension benefit costs and credits that are developed from actuarial valuations. The actuarial valuations require assumptions and methods which must be used to develop the best estimate of the benefit costs. These valuation assumptions include salary growth, long-term return on plan assets, discount rates and other factors. The salary growth assumptions reflect our future and near-term outlook for salary growth within the industry. Long-term return on plan assets is determined based on historical results in the debt and equity markets and management’s expectation of the current economic environment and the allocation target and expected future yields of each asset class. The discount rate assumption is based on current investment yields on Japanese government long-term bonds, as no deep corporate market exists for high quality corporate debt instruments. Actual results that differ from these assumptions are accumulated and amortized over the future life of the plan participants. See Note 13 of Notes to Consolidated Financial Statements for an explanation of the pension assumptions. While we believe that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the pension costs and obligations.

Qualitative and Quantitative Disclosure About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. In order to reduce this interest rate risk, we usually invest our cash in investments with short maturities. As of December 26, 2004, substantially all of our investments in our portfolio were short-term investments and consisted of short-term money market auction rate preferred stocks.

As of December 26, 2004, approximately half of the principal amounts outstanding under our unrelated third party debt obligations were fixed rate and long-term. With respect to our related party debt, approximately half was fixed rate and 70 percent was long-term as of such date. We continually monitor market conditions and enter into hedges when appropriate. We do not currently have any hedges of interest rate risk in place. We do not use derivative financial instruments for speculative or trading purposes.

Default Risk

We mitigate default risk by investing in only high credit quality securities and by constantly positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

The following table presents the cost basis, fair value and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of December 26, 2004 and comparable fair values as of December 28, 2003:

	2005	2006	2007	2008		2009		Thereafter		Total	2004 Fair Value	2003 Fair Value
	(in thousands, except for percentages)
Investment Portfolio
Cash Equivalents:
Fixed rate amounts	$29,958	$—	$—		$—		$—		$—	$29,958	$29,958	$—
Weighted-average rate	2.32%	—	—		—		—		—	2.32%	2.32%	—%
Variable rate amounts	$35,000	—	—		—		—		—	$35,000	$35,000	$148,757
Weighted-average rate	2.11%	—	—		—		—		—	2.11%	2.11%	—%
Short-term investments:
Variable rate amounts	$57,950	—	—		—		—		—	$57,950	$57,950	$—
Weighted-average rate	2.35%	—	—		—		—		—	2.35%	2.35%	—%

Total Investment Portfolio	$122,908	$—	$—		$—		$—		$—	$122,908	$122,908	$148,757

Debt Obligations:
Debt to members—fixed rate amounts	$77,158	$144,964	$1,518		$1,518		$252		$—	$225,410	$225,410	$254,085
Weighted-average rate	6.03%	6.99%	5.90%		5.90%		5.90%		—%	6.65%	6.65%	5.88%
Debt—variable rate amounts	$106,322	$63,423	$34,742		$—		$—		$—	$204,487	$204,487	$240,426
Weighted-average rate	3.69%	2.63%	1.11%		—%		—%		—%	2.93%	2.93%	2.32%
Debt to members—variable rate amounts	$40,000	$120,000	$—		$—		$—		$—	$160,000	$160,000	$160,000
Weighted-average rate	6.17%	6.17%	—%		—%		—%		—%	6.17%	6.17%	5.77%
Capital leases	$96,496	$82,661	$4,543	$		$		$		$183,700	$182,248	$244,461
Weighted-average rate	4.77%	3.83%	7.84%		—%		—%		—%	4.43%	4.43%	5.27%

Total Debt Obligations	$319,976	$411,048	$40,803		$1,518		$252		$—	$773,597	$772,145	$898,972

Foreign Exchange Risk

As a result of our foreign operations, we have sales, expenses, assets and liabilities that are denominated in Japanese yen. For example,

•	certain of our manufacturing costs are denominated in yen, Chinese renminbi and other foreign currencies such as the Thai baht and the Singapore dollar;

•	sales of our products to Fujitsu are denominated in yen; and

•	some fixed asset purchases are denominated in yen.

As a consequence, movements in exchange rates could cause our net sales and our expenses to fluctuate, affecting our profitability and cash flows. We use foreign currency forward contracts to reduce our exposure to foreign currency exchange rate fluctuations. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on our operating results and on the cost of capital asset acquisitions. We do not use these contracts for speculative or trading purposes.

We had an aggregate of $10.5 million (notional amount) of short-term foreign currency forward contracts denominated in Japanese yen outstanding as of December 26, 2004.

Unrealized gains and losses related to the foreign currency forward contracts for fiscal 2004 were not material. We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments in the future. However, we cannot assure you that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. In particular, we generally cover only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that these activities will eliminate foreign exchange rate exposure. Failure to eliminate this exposure could have an adverse effect on our business, financial condition and results of operations.

In addition, even where revenues and expenses are matched, we must translate yen denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar versus the yen will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheet, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and stockholders’ equity and members’ capital.

The following table provides information about our foreign currency forward contracts as of December 26, 2004 and December 28, 2003. All of our foreign currency forward contracts mature within the next 12 months.

	As of Dec. 26, 2004			As of Dec. 28, 2003
	Notional Amount	Average Contract Rate	Estimated Fair Value	Notional Amount	Average Contract Rate	Estimated Fair Value
	(in thousands, except contract rates)
Foreign currency forward contracts: Japanese yen	$10,542	¥104.34	$(73)	$—	¥—	$—

BUSINESS

Our Company

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to developing, designing and manufacturing Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. For fiscal 2004 and the first nine months of fiscal 2005, our net sales were $2.3 billion and $1.4 billion. Our net losses for these periods were $20 million and $257 million. According to market research firm iSuppli, in 2004 we were the largest supplier of NOR Flash memory, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end sales of our products by AMD and Fujitsu, who have acted as our sole distributors. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales. Our Flash memory is incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripherals. Our products are integrated into products from many of the top original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We believe we owe our position to our leading-edge technology, including our proprietary MirrorBit technology, our broad product portfolio derived through continued customer-centric innovation, and our advanced manufacturing capabilities, systems-level solutions and customer relationships. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC. We are headquartered in Sunnyvale, California, with Japanese headquarters in Tokyo, Japan, and as of September 25, 2005, we employed approximately 8,100 people worldwide.

Our History

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, we have manufactured and sold finished Flash memory devices to customers worldwide through our two sole distributors, AMD and Fujitsu.

AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005. Although the transition of certain related support functions, including booking and billing, is still underway, we expect to sell to customers directly as well as through distributors. We also agreed with Fujitsu that Fujitsu will remain our sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions.

FASL	è	Spansion LLC	è	Spansion Inc.
Manufacturing Venture		AMD / Fujitsu Flash Memory Company		Public Standalone Flash Memory Company

|		|		|
➢
|		|		|
March 1993		July 2003		Planned

• Flash memory wafers sold to AMD and Fujitsu		• Finished Flash memory products sold through AMD and Fujitsu as sole distributors • Dedicated research and development, marketing and administrative functions		• Dedicated sales force • Fujitsu sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions

Our Industry

Consumers are increasingly demanding access to digital content through sophisticated communications equipment, consumer electronic products and automotive electronics. People now expect to instantly access, store and interact with multimedia content, including photos, music, video and text files using such products as mobile phones, digital cameras, DVD players, set top boxes, or STBs, MP3 players and automotive electronics such as navigation systems. This demand is driving a rapid transition to digital storage media and away from traditional storage media such as film, tape or CDs. For example, unit sales of mobile handsets with built-in digital cameras now exceed sales of standalone film-based cameras, and these handsets increasingly include MP3 digital audio playback capability as well. The primary semiconductor component used to store and access this kind of digital content is Flash memory, and as a result, Flash memory has become one of the most critical components of electronic products.

Flash memory differs from other types of memory due to its ability to retain stored information after power is turned off. Most electronic products use Flash memory to store important program instructions, known as code, as well as multimedia or other digital content, known as data. Code storage allows the basic operating instructions, operating system software or program code to be retained, which allows an electronic product to function, while data storage allows digital content, such as multimedia files, to be retained. For example, Flash memory in camera phones retains the program code, which enables users to turn on and operate the phone, and also stores data such as digital pictures. There are two major architectures of Flash memory in the market today: NOR Flash memory, which is used for code and data storage in mobile phones and primarily for code storage in consumer electronics, and NAND Flash memory, which is primarily used for data storage in solid-state removable memory applications, such as compact Flash cards and USB drives, and is starting to be used in certain high-end mobile phones, and embedded applications.

Flash Memory Market Overview

Flash memory is one of the largest semiconductor markets, and according to iSuppli, it reached total worldwide sales of $15.9 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. For the first six months of 2005, total worldwide sales reached $8.1 billion, of which 46.3 percent was classified as NOR-based Flash memory products and 53.7 percent was classified as sales of NAND-based Flash memory products. During 2003, 2004 and the first six months of 2005, sales of NAND-based Flash memory products grew at a higher rate than sales of NOR-based Flash memory products. We expect this trend to continue in the foreseeable future. iSuppli projects that sales of NAND-based Flash memory products will grow by 40 percent from 2004 to 2005 and grow at a 13 percent compound annual growth rate from 2005 to 2009, while sales of NOR-based Flash memory products will decline by 16 percent from 2004 to 2005 and grow at a four percent compound annual growth rate from 2005 to 2009. Because to date we have sold only NOR-based Flash memory products, this trend could materially adversely affect us if we are unsuccessful in executing our strategy described below.

The Flash memory market can be divided into three major categories based on application: wireless, embedded and removable storage. Portable, battery-powered communications applications are categorized as “wireless,” and solid-state removable memory applications are categorized as “removable storage.” All other applications, such as consumer and automotive electronics, are categorized as “embedded.” In 2004, and in the first six months of 2005, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory, according to iSuppli. Sales by our distributors to end customers in the wireless category drove a majority of our sales in fiscal 2004 and in the first nine months of fiscal 2005. The following table illustrates the market size, applications and primary use for Flash memory in each of the three Flash memory categories.

Category	Applications	2004 Market Size(1)	Primary Use
Wireless	• Mobile phones • Smartphones	$6.1 billion	Mixed code and data storage
Embedded	• Consumer electronics • Automotive electronics • PC peripherals • Networking and telecom equipment (excluding mobile phones) • Industrial, medical and military products	$4.4 billion	Mostly code and some data storage
Removable Storage	• USB drives • Memory cards	$5.4 billion	Data storage

(1)	Source: iSuppli, March 2005.

Overall, the Flash memory market has grown significantly over the past six years, from worldwide sales of $2.9 billion in 1998 to $15.9 billion in 2004. iSuppli projects that the Flash memory market will reach sales of $24.4 billion in 2009, representing a compound annual growth rate of nine percent from 2004 to 2009. We believe much of this growth in the Flash memory market will be driven by the following trends:

Growth in unit shipments and Flash memory content of mobile phones.    According to Gartner, worldwide mobile phone shipments are expected to increase from 674 million units in 2004 to 1,042 million units in 2009, representing a compound annual growth rate of 9.1 percent over the period. In addition, mobile phones are becoming increasingly complex as communications, computing and entertainment functions continue to converge onto a single handset. As a result, Flash memory content per mobile phone is growing to accommodate increased storage requirements for data applications, such as music downloads and pictures, as well as the higher-complexity program code associated with advanced mobile phones that include features such as color displays, global positioning systems, internet services and built-in cameras. According to Web-Feet Research, average Flash content per mobile phone as measured in megabits, is projected to grow over 960 percent from 2004 to 2009.

Growth in unit shipments and Flash memory content for embedded applications.    Demand for digital content is driving significant growth in the consumer electronics market. According to Gartner, aggregate unit sales of digital consumer products such as digital cameras, DVD players, digital televisions and STBs are expected to grow from 255 million units in 2004 to 522 million units in 2009, representing a compound annual growth rate of 15.4 percent. Consumer electronics products are also expected to increase in complexity, requiring larger amounts of Flash memory. Flash memory is also increasingly embedded in a variety of other applications, such as automotive engine control, navigation and entertainment systems, and PC peripherals such as printers and fax machines.

Proliferation of removable storage products.    The widespread adoption of digital cameras and the increasing demand for portable access to digital content are driving the considerable growth of removable storage products such as Flash memory cards and universal serial bus, or USB, drives. iSuppli projects aggregate unit sales of Flash memory cards and USB drives to increase from 473 million units in 2005 to 1,264 million units in 2009, representing a compound annual growth rate of 27.8 percent.

Flash Memory Customer Requirements

Flash memory is used across a wide spectrum of applications. Within each of the wireless, embedded and removable storage Flash memory market categories, there are specific customer and application needs. These needs are influenced by whether the application will predominantly require code storage, data storage or a combination of the two. Traditional criteria by which Flash memory customers evaluate Flash memory products include:

Density.    Refers to the amount of content that can be physically stored and is measured in bits. Higher densities allow Flash memory customers to increase the amount of memory storage capacity on their electronic products. Code storage in most customer products typically requires lower densities–from 1 megabit to 512 megabits–while data storage typically requires higher densities–from 64 megabits to 1 gigabit in mobile phones, and up to 32 gigabits for removable storage applications.

Cost Per Bit.    Refers to the cost of Flash memory relative to its storage capacity in bits. Customers in the removable storage category have traditionally been the most cost-conscious.

Performance (Read/Write).    Read performance refers to how quickly a Flash memory device can access its program code or stored content, which can impact the overall operating performance of electronic products. For example, read performance impacts how long it takes to turn on a mobile phone. Write performance refers to how quickly a Flash memory device can store or save information, such as how long it takes to store a picture. Applications that primarily use Flash memory for code storage purposes, such as automotive electronics, typically require higher read performance. Applications that primarily use Flash memory for data storage, such as camera phones, typically require higher write performance.

Reliability.    Refers to attributes such as the length of time data is retained once stored on Flash memory, the durability of the Flash memory device in extreme environmental conditions and the number of times information can be saved to and erased from the device. Reliability is most critical in applications that primarily use Flash memory for code storage purposes. For example, in wireless and embedded applications, even a single bit failure in a Flash memory device used for code storage can lead to the failure of the overall system.

Power Consumption.    Refers to the amount of power consumed in an electronic product at industry standard voltage levels, ranging from 1.8 to 5.0 volts. Lower power consumption enables longer lasting battery life. Low-voltage Flash memory devices are particularly important in the wireless category.

In addition to having product-specific requirements, we believe Flash memory customers are increasingly relying on Flash memory suppliers to offer value-added solutions beyond the traditional criteria of the Flash memory components. Examples include:

•	systems-level knowledge and software-based solutions to help customers differentiate their products, get to market quickly, reduce costs and improve performance;

•	complete memory subsystems integrating various types of memory components into a variety of multi-chip-products, or MCPs, and Package-on-Package, or PoP, solutions;

•	platform-based designs which ensure interoperability with a broad range of other system hardware and software components;

•	scalable product offerings for both the wireless and embedded categories that offer a wide range of both standalone and MCP products utilizing common software and are available in a single package footprint;

•	extended availability—sometimes up to ten years—of certain products used in automotive and telecommunications applications; and

•	broad product portfolios extending throughout low, mid-range and high densities with a variety of interface and performance options.

Customers in the wireless and embedded categories have historically chosen NOR-based Flash memory products because NOR’s fast read performance and superior reliability are better suited for program code storage in both mobile phones and consumer electronics, as well as mixed code and data storage functions in mobile phones. More recently, however, the need for greater data storage capacity in high-end mobile phones has resulted in certain mobile phone manufacturers choosing NAND-based Flash memory products to address their data storage needs, because NAND-based Flash memory has historically offered higher density, faster write speeds and lower costs as compared to NOR-based Flash memory. For similar reasons, customers in the removable storage category have historically chosen NAND-based Flash memory products.

We believe Flash memory customers would prefer to select products meeting the exact density, cost, reliability, performance and power consumption requirements for their specific code and data storage applications irrespective of NOR/NAND architecture. In addition, we believe customers will increasingly seek Flash memory providers that have the ability to add value beyond the Flash memory component itself.

Our Approach

We serve the wireless and embedded categories of the Flash memory market where high reliability, a full range of densities, fast read performance and value-added solutions are important. Our products, which are currently based on NOR Flash memory architecture, utilize traditional floating gate technology as well as our MirrorBit technology. Floating gate is the conventional technology that is used by most Flash memory companies today. MirrorBit technology is our proprietary technology that takes a fundamentally different approach from floating gate technology, with lower overall manufacturing costs and higher yields. We introduced our first product based on MirrorBit technology in July 2002. While products based on our floating gate technology comprised a substantial portion of our net sales in fiscal 2004, sales of MirrorBit technology-based products increased to approximately 24 percent of total net sales during the third quarter of fiscal 2005.

We intend to leverage our MirrorBit technology to strengthen our position as a market leader in the wireless and embedded categories of the Flash memory market, as well as expand into new markets not traditionally served by Flash memory. We believe MirrorBit technology will allow us to continue to serve these markets with a full range of products meeting the density, low cost-per-bit, superior reliability and high read and write performance required by these market categories. We also believe MirrorBit technology has the capability to integrate logic functions as the foundation for new types of value-added memory solutions. Furthermore, we believe platform design will increasingly be done by silicon manufacturers in conjunction with ODMs, OEMs and other silicon partners. We believe we are well positioned to take advantage of this trend and plan to continue to grow our value-added offerings through system-level design and software support, scalable platform-based solutions and continued close collaboration with other semiconductor and software companies.

Our Strengths

We believe we have the attributes that are necessary for long-term success in the Flash memory industry, including the following:

Proprietary MirrorBit Technology.    MirrorBit is our proprietary technology which stores two bits of data in a single memory cell, doubling the density of each memory cell over single-level cell floating gate technologies. Our current family of products based on MirrorBit technology features densities from 16 megabits to as high as 512 megabits, and we plan to scale our MirrorBit products to higher densities in the future. MirrorBit technology also allows us to offer a broad range of product configurations with the advantages of NOR architecture, including high read performance and superior reliability. Compared to competitive two-bit-per-cell floating gate technology, MirrorBit technology has a simpler cell architecture that requires fewer manufacturing steps and supports higher yields, resulting in lower costs. With densities and a cost structure comparable with NAND at an equivalent process technology node, we believe MirrorBit technology will allow us to compete in certain portions of the Flash memory market that would otherwise be served by NAND-based Flash memory. We believe MirrorBit is a differentiated technology that we believe will help us to retain and enhance our leadership position.

Broad Product Offerings.    We currently produce the industry’s broadest range of NOR-based Flash memory products using both floating gate and MirrorBit technologies. Our traditional NOR Flash memory product portfolio ranges from 1 to 512 megabits, with voltages from 1.8 to 5 volts and a breadth of performance options. This range of offerings supports common software interfaces and packaging footprints, allowing customers to more easily utilize our broad product portfolio and in some cases choose us as a single source supplier.

Customer-Centric Innovation.    We work with customers to identify evolving needs and new applications in order to develop innovative products and features. For example, we developed a Flash memory-based security feature set called Advanced Sector Protection, or ASP. We originally designed ASP for the automotive sector to prevent the unauthorized alteration of a car’s engine and transmission control systems to increase performance, thus enhancing consumer safety and protecting auto manufacturers from fraudulent warranty claims. This hardware-based security solution also protects devices such as mobile handsets against viruses while protecting wireless network operators and cable and satellite service providers against cloning and signal theft. Another innovation, which we developed for mobile phone OEMs, is our simultaneous read-write architecture, or SRW, which significantly improves system performance by enabling the Flash memory to simultaneously read and write. For example, a mobile camera-phone with SRW can simultaneously receive a call and store a digital photograph.

Systems-Level Solutions, Alliances and Support.    We have invested significant systems and engineering resources to establish alliances with other semiconductor and software companies, create innovative development tools and testing environments and bring our significant memory subsystems expertise to customers. For example, we collaborated with ARM to create PISMO, a processor-peripheral interface standard for development platforms that accelerates customer evaluation of peripheral hardware including memory sub-systems. In addition, we are working with leading baseband suppliers to develop reference platforms and improve mobile platform performance, create smaller form factors and lower system cost based on mutual product optimization. For example, we recently worked with Philips to develop pre-validated memory subsystems for mobile phone platforms designed around Philips’ base band offerings.

Advanced Manufacturing, Lithography and Packaging Capabilities.    We have developed advanced Flash memory manufacturing capabilities. We operate four dedicated manufacturing Flash memory wafer fabs and a development fab to accelerate the introduction of next-generation technologies. We were the first NOR Flash memory manufacturer to transition to 110-nanometer geometries, and we plan to be in production on 90-nanometer geometries in the first half of fiscal 2006. In addition, we have leading-edge packaging capabilities, including MCP and PoP, in our assembly and test facilities in Malaysia, Thailand and China. In 2004, we assembled, tested and shipped almost 700 million Flash memory products. These packaging capabilities better position us to capitalize on emerging trends such as demand for smaller form factors and complete memory subsystems.

Largest Dedicated Flash Memory Player with a Leading Market Position.    With total assets of $2.9 billion as of December 26, 2004, net sales of $2.3 billion for fiscal 2004 and a global team of approximately 8,100 employees as of September 25, 2005, we are one of the largest Flash memory providers and the largest company focused exclusively on the development and manufacture of Flash memory. According to iSuppli, in 2004 we were the largest NOR Flash memory supplier, with a 25.9 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 15.1 percent market share, based on end customer sales. In the first six months of 2005, based on iSuppli quarterly data, we were the second largest supplier of NOR Flash memory, with a 24.9 percent market share, which again made us one of the largest suppliers for the overall Flash memory market, with an 11.5 percent market share, based on end customer sales. Because we focus exclusively on Flash memory, we generally do not compete with our partners or Flash memory customers and therefore are well positioned to work with them to jointly develop products and collaborate freely on future technology roadmaps. We currently serve the global Flash memory market with design and manufacturing facilities located worldwide. Our local presence in many markets, such as the United States, Japan, Korea and China, enables us to effectively capitalize on the latest industry trends and customer needs to develop and position our products accordingly.

Our Strategy

Our goal is to leverage our proprietary MirrorBit technology, broad product offerings, customer-centric innovation, systems-level solutions, advanced technological capabilities and strong market position to grow our leadership position in the wireless and embedded categories of the Flash memory market and enter new markets not traditionally served by Flash memory. To achieve these goals, we are pursuing the following key strategies:

Capitalize on Our Leadership Position.    We plan to use our position as a market leader to increase our share in the wireless and embedded categories of the Flash memory market. Our products are integrated into products from many of the top OEMs in these categories, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. These OEM relationships provide us with insight into the latest industry trends and customer needs and enable us to develop and position our product offerings to ensure that we meet future customer demands. We believe we have the ability to maintain our top-tier relationships as well as broaden our customer base, particularly in the embedded category.

Bridge the NOR/NAND Divide.    We are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will allow us to offer products that draw from among the best features of both NOR and NAND architectures and will be an important part of our strategy to address data storage applications within the wireless and embedded categories of the Flash memory market, which are currently primarily served by NAND-based Flash memory products. Because our ORNAND architecture is based on our MirrorBit technology, we expect that our products based on the ORNAND architecture will have the ability to scale to high densities at competitive costs. We believe that ORNAND will allow us to better capitalize on growing demand for data storage applications primarily in the wireless category. We have also demonstrated MirrorBit technology’s ability to store four bits-per-cell with a working proof-of-concept, which we refer to as QuadBit. If successful, we believe our QuadBit technology would enable us to target a portion of the removable storage category.

Enter New Markets Not Traditionally Served by Flash Memory.    By leveraging the low cost structure of our MirrorBit technology, we intend to develop a diverse range of products that meets the needs of a broader range of customer requirements in areas not traditionally served by Flash memory. For example, the low cost structure of MirrorBit technology enabled us to enter the ROM business with a family of devices for applications where the code is not expected to change. In these applications, customers can prototype their code with our MirrorBit technology-based NOR products, then switch to our MirrorBit technology-based ROM products when the final system goes into production. The MirrorBit technology-based ROM products feature the same packaging footprints as our MirrorBit technology-based NOR products, accelerating time to market for customers who choose our products for both Flash prototyping and MirrorBit technology-based ROM products for final production.

In addition, we believe that MirrorBit technology has the capability to integrate logic functions within high-density arrays of Flash memory, which will enable us to create new types of products not available on the market today. We are collaborating with a range of strategic partners to develop such products which would allow us to better address markets including wireless communications and security.

Continue to Develop Systems-Level Solutions and Provide Increasing Value to Customers.    We intend to work with customers and with complementary silicon and software providers at the architecture level to optimize entire systems that incorporate Flash memory. Moreover, we intend to leverage the expertise of our dedicated software team to allow customers to upgrade, reduce costs or otherwise modify existing products quickly and easily, without requiring them to redesign circuit boards or rewrite software. We also plan to increase our level of support and design services to continue to build customer loyalty. By continuing to offer architectural and systems-level knowledge, we believe we can strengthen our position as a trusted supplier in the Flash memory market.

Leverage Our Manufacturing and Technology Expertise.    We plan to continue to migrate toward smaller geometries, such as 90 and 65 nanometers, and larger silicon wafers, such as 300-millimeter wafers. In order to meet anticipated demand for Flash memory, we plan to add 300-millimeter wafer manufacturing capacity in 2007, although our Board of Managers has not yet approved a definitive capital expenditure plan for achieving such capacity. We believe that the use of smaller geometries and larger wafers will contribute to lower manufacturing cost-per-unit at a given product density, particularly at higher memory densities. In addition to developing leading-edge capacity and technology, we are also focused on optimizing output of Flash memory from our mature, depreciated fabs, JV1 and JV2, with products targeted for the low to mid density embedded category. We also have recently entered into an agreement with Taiwan Semiconductor Manufacturing Company, or TSMC to augment our internal production capacity for our 110-nanometer MirrorBit technology. Under the agreement, TSMC will supply foundry manufacturing capacity for our family of high density WS, GL and PL products based on 110-nanometer MirrorBit technology for use in the wireless and embedded categories of the Flash memory market.

Key Technology and Product Building Blocks

Our products encompass a broad spectrum of densities, features and capabilities for the diverse applications and customer needs we address. The characteristics of our products are derived from five basic building blocks: technology, architecture, features, interface and packaging, as illustrated below, each of which is significant in creating the final product and together provides Flash memory customers the opportunity for differentiation. Furthermore, our product building blocks, coupled with our software capabilities, enable us to add value beyond traditional Flash memory components.

*	Currently under development.
**	SRW and ASP refer to Simultaneous Read/Write and Advanced Sector Protection.

Our Technology

Flash memory technology refers to the structure of an individual memory cell or transistor. Our products are based on two technologies today: single bit-per-cell floating gate technology and our proprietary two-bit-per-cell MirrorBit technology.

Floating Gate Technology.    Floating gate is the conventional memory cell technology that is utilized by most Flash memory companies today for both NOR and NAND products. A memory cell comprises a transistor having a source, a drain and a control gate to regulate the current flow between the source and the drain, thereby defining whether the memory cell stores a “0” bit or a “1” bit by storing charge in the cell storage medium. Floating gate is a memory cell technology in which the “floating gate” is a conductive storage medium between the control gate and the source and drain. It is referred to as a floating gate as it is electrically isolated or “floating” from the rest of the cell to ensure that stored charge does not leak away resulting in memory loss. We have created innovations in floating gate that have become industry standards, such as negative gate erase, single power supply and embedded programming algorithms, and we continue to hold a leading position in the Flash memory market with our products based on floating gate technology. Our products using floating gate are typically used for code storage for applications requiring very high read speeds, extreme temperatures and harsh environments such as automotive applications.

Floating gate technology has traditionally stored one bit of data per memory cell, referred to as single level cell floating gate technology, or SLC. To achieve higher densities and lower costs per bit, the industry has developed floating gate technology to store two bits of data per memory cell, referred to as floating gate multi-level cell, or MLC, technology. MLC floating gate stores one of four different quantities of charge, known as fractional charge storage, in the memory cell; these different quantities of charge are decoded as equivalent to two bits of information. We have chosen not to use MLC floating gate to achieve two bits per cell in our products.

MirrorBit Technology.    To achieve two-bit-per-cell densities, we developed MirrorBit technology which we believe has significant advantages over MLC floating gate in the areas of cost, density, performance and logic integration. MirrorBit takes a fundamentally different approach from both single-bit and two-bit-per-cell floating gate Flash memory technology. MirrorBit stores two bits of data in a single memory cell thereby doubling the density, or storage capacity, of each memory cell and enabling higher density products. However, contrary to the conductive storage medium used by floating gate technology, MirrorBit technology stores charge in a non-conductive storage medium, silicon nitride, without the need for a floating gate. While electrons stored on a floating gate will diffuse, those stored in a particular location of a MirrorBit nitride cell will stay in place. This enables MirrorBit to store charge in two physically distinct locations as Figure 1 shows, rather than having to use four levels of charge like MLC floating gate Flash memory. Storing charge in a silicon nitride layer and eliminating the requirement for a floating gate greatly simplifies the manufacturing process, which results in higher yields.

We believe our MirrorBit technology enables our products to meet many of the key requirements of Flash memory customers:

Low-cost per bit.    MirrorBit technology offers manufacturing cost advantages compared to MLC floating gate NOR technology. MirrorBit has a simpler cell architecture that eliminates 10 percent of the total manufacturing steps and 40 percent of the most critical manufacturing steps, as compared to MLC floating gate NOR technology. MirrorBit technology also enables a simpler connection of individual memory cells to form the Flash memory array. The reduction of manufacturing steps, combined with an efficient Flash memory array implementation results in yields up to 30 percent higher than MLC floating gate NOR technology and a lower cost per bit.

High density.    MirrorBit technology features densities from 16 megabits to as high as 512 megabits today, and we are developing higher density MirrorBit products to expand this range. We intend to offer a 1Gb device with both NOR and MirrorBit ORNAND architectures in early fiscal 2006 and plan to offer a 2Gb MirrorBit ORNAND-based device in the first half of fiscal 2006. We believe the low cost structure and high yields of MirrorBit technology enable the production of higher density NOR Flash memory products at a cost structure that is not achievable using competing MLC floating gate NOR technology at the same process geometry.

High performance.    Under certain conditions, MirrorBit-based products can read and write two distinct charge locations faster than NOR MLC floating gate based products can read and write one of four fractional charge levels. As a result, products based on MirrorBit technology can deliver faster read and write performance than similar products based on NOR MLC floating gate technology. These differences may be detected by mobile phone users where slower read and write operations may affect the user experience in applications such as playing games or storing pictures. MirrorBit technology’s high performance is particularly well suited for the wireless and embedded categories of the Flash memory market.

We believe our MirrorBit technology offers advantages from a cost, density and performance standpoint while meeting the high reliability and low power consumption requirements of Flash memory customers. MirrorBit is also the foundation for expanding our product roadmap with enhanced capabilities. For example, we have demonstrated MirrorBit technology’s ability to store four bits-per-cell with a working proof-of-concept, which we refer to as QuadBit. Furthermore, MirrorBit technology has the ability to efficiently integrate logic functions within high-density arrays of Flash memory which will enable us to create new types of Flash memory products not available on the market today. We expect that our first products incorporating QuadBit architecture will target segments of the market that value higher density, lower cost products. These products may include products integrating security functionality with high-density Flash memory on a single chip, which we intend to target to certain segments of the cellular handset, automotive electronics and set-top box markets. Also, we have leveraged our MirrorBit technology to expand our Flash memory offering into new areas such as serial Flash memory and MirrorBit technology-based ROM. We have announced plans to offer Serial Peripheral Interface, or SPI, products based on MirrorBit technology at densities ranging from one megabit to 64 megabits. We offer our MirrorBit ROM family in densities from 16 megabits to 512 megabits. We believe that these Flash memory innovations made possible by MirrorBit technology will enable us to expand our opportunity in the Flash memory market.

Architecture

Flash memory architecture may be defined as the connection of cells in a memory array with circuits that give access to and manage these cells for read, write and erase operations. Traditionally, customers requiring fast read performance and superior reliability have chosen a NOR architecture for program code storage as well as for mixed code and data storage purposes. Flash memory customers requiring higher densities, faster write speeds and lower costs have typically chosen a NAND architecture mostly for removable data storage applications. Our products have historically implemented a NOR architecture and therefore have fast random and sequential read, fast random write and high reliability. We do not currently have products based on NAND architecture.

We are developing a new architecture called ORNAND based on our MirrorBit technology that will draw from among the best attributes of NOR and NAND architectures. We believe that ORNAND will allow us to offer a family of products with higher densities and faster write performance than traditional NOR to meet the expanding data storage needs of the wireless market, and products featuring higher reliability and faster read capabilities than NAND. We believe products based on our ORNAND architecture will both replace certain of our products based on NOR architecture as well as drive incremental and new sales of products to current purchasers of NAND-based products. We expect to begin commercial shipments of ORNAND-based products to customers in 2006.

Features

Features are the capabilities we build into our products that add functionality beyond simple storage, retention and retrieval of code or data. Over time we have developed a number of features, which we have selectively incorporated into our products based on customer requirements within each Flash memory end-market category. At present, our key product features include:

Simultaneous Read/Write (SRW).    This capability enhances performance by enabling a device to conduct read, write or erase operations simultaneously. Products without this feature must suspend write or erase operations when they need to read the device. For example, a mobile camera phone with the SRW Flash memory feature can simultaneously receive a call and store a digital photograph.

Advanced Sector Protection (ASP).    This suite of capabilities protects Flash memory content against inadvertent or deliberate changes to code or data for malicious or fraudulent reasons. For example, in automotive engine control systems, ASP can be beneficial in preventing the unauthorized alteration of a car’s engine and transmission control systems, thus enhancing consumer safety and protecting auto manufacturers from fraudulent warranty claims.

Examples of additional features include Secured Silicon Sector supporting the ability to assign unique or random identification to Flash memory devices to help counter cloning, Versatile I/O, or input/output, to enable devices to operate in environments where the device interface must operate at different voltages to the supply voltage and Common Flash Interface, or CFI, an on-chip database of device parameters that may be interrogated by customer software to enable efficient control of and interaction with Flash memory devices.

Interfaces

The interface between a Flash memory device and the host processor or system logic enables the physical exchange of signals and supports different performance and voltage requirements. Our products predominantly use a “parallel” hardware interface, which writes or reads up to 8 or 16 bits of data at a time to and from Flash memory, typically requiring packages with 32 to 84 I/Os. Our parallel interface options support different levels of performance. Customers typically focus on the read speed to determine which type of interface is appropriate for their requirements.

Standard/Asynchronous Access Interface.    For less demanding performance requirements, we provide standard, or asynchronous, access interfaces with slower read speeds. Standard access interfaces are typically used by the embedded market.

Page-Mode Interface.    For moderate performance requirements, we provide page-mode interfaces which are used in both embedded and wireless markets.

Burst-Mode Read Interface.    For higher-performance requirements, we provide burst-mode read interfaces which are used primarily in the wireless market.

We recently announced a “serial” interface called Serial Peripheral Interface, or SPI. Unlike parallel interfaces, SPI inputs and outputs only one bit of data at a time requiring packages with as few as 8 I/Os. SPI simplifies system design, reduces finished Flash memory device cost through lower package cost and can also lower the cost and complexity of other components in the system. SPI products are most attractive to markets where there is not a requirement for fast read speed and where system cost reduction is a primary consideration. Examples include PC and peripheral applications such as hard disk drives and graphics cards, and also consumer applications such as DVD players.

Packaging

Packaging is an integral element of our products. Flash memory customers have various requirements for package types depending on characteristics such as form factor, package materials, manufacturing requirements and reliability. We offer a range of packaging options, from single-die configurations, multi-chip packages, or MCPs, and Package-on-Package, or PoP, solutions to package-less solutions, such as Known Good Die. Our packaging includes lead-frame and ball grid array, or BGA, which describe the mechanical connection between the package and the printed circuit board. Our packages in the embedded market primarily use lead-frame solutions while our packages in the wireless market almost exclusively use BGA solutions due to the small physical size or form factor enabled by BGA.

A large percentage of our products are shipped as MCPs due to increasing demand for smaller mobile phones. In order to facilitate production of smaller feature-rich mobile phones, OEMs are increasingly requiring that multiple semiconductors, such as Flash and SRAM, be stacked in a single package, or MCP. Our MCPs utilize BGA packaging and combine our Flash memory with third-party commercial non-Flash memory die, such as SRAM or pSRAM. We produce over 250 different MCP solutions across a range of densities, interfaces and voltage ranges to meet the varying needs of Flash memory customers.

We are also involved in an industry effort to further reduce wireless form factors with PoP solutions. PoP solutions stack entire memory subsystems, in the form of discrete MCPs, on top of discrete logic packages. We intend to sell PoP-enabled MCPs to customers, who will then purchase PoP-enabled logic packages from complementary silicon suppliers. Customers will have the ability to choose a variety of logic and memory combinations based on their varying application requirements. We are also working to standardize our PoP products through participation in the JEDEC standards committee, and intend to establish relationships with logic providers to ensure compatibility of products from complementary silicon suppliers.

Software

We have invested in software and system engineering capabilities to help Flash memory customers in the wireless and embedded categories achieve faster time-to- market and improve performance and quality by supporting standard and custom software solutions, in-region software integration and consulting services and validation of system/memory systems.

We provide software solutions and services to customers of Spansion products free of charge to enable rapid and efficient deployment of our products into their target markets. In addition, our engineers work with third-party suppliers of reference designs, tools and software to ensure that their products work with our devices.

Our tools and platform development programs provide Flash memory customers with a broad range of off-the-shelf software solutions. These software solutions enable customers to create applications capable of controlling our products at every level—from the most minute device command to the highest level file service. Our collaborations with embedded operating system and tools vendors allow us to offer customers an optimal solution for their applications. For example, the Spansion PCI card with PISMO module enables customers, partners and third-party tools companies to use commodity PCs and tools to prototype and debug memory-centric applications. Of more strategic value is our program for in-house development of market-specific computing and communications platforms. In working with these platforms and collaborating with customers, we are able to develop innovative products that are better suited to their needs.

We have not generated any revenue from these software activities.

Products

We currently manufacture the industry’s broadest range of NOR Flash memory products using both floating gate and MirrorBit technologies. Our product portfolio ranges from one megabit to 512 megabits with a breadth of interfaces and features as illustrated in the table below. While historically our products have been based on floating gate technology, the majority of our new product designs use MirrorBit technology, with sales of products based on MirrorBit technology reaching approximately 24 percent of net sales during the third quarter of fiscal 2005. Our products have traditionally been designed to support code, or mixed code and data storage applications and serve the wireless and embedded categories of the Flash memory market. Some of our product families address both of these categories.

	Primary End Markets	Example Applications	Product Families	Density Range	Interfaces	Primary Features
Standard, Page
		Entry Level	SL, GL, JL, DL, PL, JS, DS	16Mb - 32Mb	1.8, 3-volt	SRW
Wireless	Mobile Phone
		Mid- to High End, PDA	GL, JL, DL, PL, NS, WS	64Mb - 512Mb	Page, Burst	SRW, ASP
1.8, 3-volt

Embedded		DVD, Set Top Box	AL, LV, FL, GL	8Mb - 32Mb	Standard, Serial, Page	ASP
	Consumer				3-volt
		Gaming, DVR, DTV	AL, LV, FL, F, GL, PL	16Mb - 512Mb	Standard, Serial, Page
3, 5-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Under-Hood—			Standard, Burst
		Engine and Transmission Control	BL, CD, F	1Mb - 32Mb	2.5, 3, 5-volt	SRW, ASP
Automotive
		Dashboard—Infotainment, Telematics	GL	64Mb - 512Mb	Page
3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Printers	AL, LV, FL, GL, PL	16Mb - 128Mb	Standard, Serial, Page
3-volt
	PC Peripheral	Storage (HDD, CD-RW,
		DVDROM), LCD monitors, Graphics and BIOS	AL, LV, FL	1Mb - 16Mb	Standard, Serial 3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Network Infrastructure—	AL, LV, F, GL	1Mb - 512Mb	Standard, Page
	Networking and	Routers, Wireless Base Stations, Switches			3, 5-volt
Telecom
		Consumer Wired Communications—	AL, LV, FL, GL	4Mb - 32Mb	Standard, Serial, Page
		Cable and DSL Modems, VoIP			3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Instrumentation	AL, LV, FL, F, GL, JL, DL	1Mb - 256Mb	Standard, Serial, Page	SRW
	Industrial, Medical and Military				3, 5-volt

		Control and Automation	AL, LV, FL, F, GL	1Mb - 512Mb	Standard, Serial, Page
3, 5-volt

Note:	Bold denotes families that include MirrorBit-based technology.

Wireless Products

Our products for wireless applications, especially for mobile phones, offer a combination of low power consumption with fast performance and competitive cost structure for a wide range of customer platforms and wireless markets with different interface requirements. Key wireless products include the following:

PL Family.    The PL product family, with a 3-volt interface, is used for a broad range of mobile phones, from entry level, basic audio-only handsets to audio and data capable phones with higher resolution color displays. The PL, which is currently transitioning from floating gate to MirrorBit technology, combines a high speed page mode 3-volt interface, Simultaneous Read Write capability and Advanced Sector Protection at 32- to 128-megabit densities for code optimized requirements. PL products can be combined with third-party SRAM or pSRAM die to achieve Flash memory densities up to 256 megabits in a single MCP.

WS Family.    The WS product family, with 1.8 volt interface, is optimized for higher-end mobile phones with capabilities such as polyphonic ring tones, enhanced color displays, higher resolution cameras and larger internal storage for multimedia content including music, videos and pictures. The family, which is currently transitioning from floating gate to MirrorBit technology, combines a high performance burst-mode 1.8-volt interface operating at up to 80 MHz, with Simultaneous Read Write and Advanced Sector Protection features at 64- to 256-megabit densities for code and data requirements. WS products can be combined with third-party SRAM or pSRAM die to achieve Flash memory densities up to 512 megabits in a single MCP that meets both code and data storage needs.

GL Family.    The GL product family, with a 1.8-volt and/or 3-volt interface, enables code and data applications in low-end, mid-range and higher-end mobile phones. The GL product family, which is manufactured using MirrorBit technology, includes a page-mode interface at 32- to 512-megabit densities providing a single scalable platform for code and data applications. In addition, GL products are used for data storage-only applications together with a second code optimized product such as the PL family. GL products on their own or together with code optimized Flash memory can be combined with third-party SRAM and pSRAM die to achieve Flash memory densities up to 768 megabits in a single MCP that meets both code and data storage needs.

Embedded Products

We offer a variety of general purpose as well as highly optimized products to serve the diverse needs of the embedded market. Key embedded products include the following:

AL and GL Families.    The AL and GL product families address markets where high reliability coupled with low cost are important, including consumer, networking and telecommunication applications. The AL product family offers densities as low as 4-megabits, supports a simpler feature set and provides a standard interface for value-focused applications, such as DVD players. The GL product family offers densities up to 512 megabits, includes a page-mode interface and Advanced Sector Protection to support high performance consumer applications, such as STBs. MirrorBit technology is utilized for the GL family, while both MirrorBit and floating gate technology are utilized for the AL family. The GL family also includes our MirrorBit ROM products, which are designed to support systems that do not require the reprogrammable functionality of standard Flash memory solutions.

CD Family.    The CD product family addresses automotive engine and transmission control applications, which require high reliability and feature rich, high performance solutions operating over wide temperature ranges. The CD product family combines a high performance burst-mode 2.5-volt interface, with Simultaneous Read Write and Advanced Sector Protection at 16- and 32-megabit densities. Because engine and transmission control units must withstand extreme temperatures, this family operates at up to 145°C and is available in a fully tested die-only solution for incorporation into special customer modules. We use our floating gate technology to meet the extreme operating temperature range and very high reliability requirements of automotive Flash memory customers.

FL Family.    The FL product family addresses the need for continued cost reduction in markets such as PC and peripherals for applications such as hard disk drives and graphics cards and in consumer markets for applications such as DVD players. The FL family utilizes our MirrorBit technology and a Serial Peripheral Interface with a low pin count package to provide a low cost package for optimal low cost solutions at planned densities from 1 megabit to 64 megabits.

Development Platforms

We provide customers of our Flash memory products development tools and subsystems that help them easily and quickly design Flash devices into their embedded and wireless products. We assist these customers in prototyping their designs with our Flash memory devices by providing the necessary hardware development tools and platforms for design, development, verification, evaluation and programming. Our goal is to streamline and simplify the design and development cycle by providing consistent and comprehensive tools to support the design and development process, from initial system bring-up to final product deployment.

For example, our PACE (Productivity, Adaptive Communication & Entertainment) development platform offers customers of Spansion Flash memory products the benefit of utilizing our products in fully functional cell phone and PDA platforms running with multiple operating systems and with a variety of popular baseband and CPU chipsets. We believe this reference platform can remove significant design overhead and complexity from product development cycles. Additionally PACE allows the ability to provide system tuning and optimization before final product release. PACE is used in generating benchmarks, creating reference designs, debugging software, integrating new hardware platforms and systems and prototyping next generation wireless architectures.

Together with our key partners, we created the PISMO (Platform Independent Storage Module) standard memory interface. PISMO is a standard memory module recommended for development platforms. We offer comprehensive support of our Flash memory products on PISMO modules. PISMO enables our partners and customers to significantly reduce system development and debugging time. The PISMO standard is further supported by a large number of system and chipset companies. Designed with debugging support in mind, the PISMO modules have a companion Logic Analyzer Module option to simplify the design of the evaluation systems without adding the complexity of costly logic-analyzer sockets on every board. PISMO allows design of memory combinations before any MCP is produced, allowing system design and software development to start while the final chip is being manufactured. Together with our partners, we offer a comprehensive set of PC and embedded development environments based on PISMO.

Other examples of our development tools include “Spansion USB Programmer” (SUP) and a variety of devices models. SUP is a portable Flash programmer system used to program and verify our Flash memory devices. The SUP provides basic programming and verification functions in addition to the ability to exercise our advanced Flash features and enhancements all through the USB port of any PC or laptop. Verilog, VHDL and IBIS models are also available for many of our products.

Sales and Marketing

We market and sell our products worldwide under the Spansion trademark. Fujitsu acts as our sole distributor in Japan and also as a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions. AMD’s sales force responsible for selling our products and related personnel was transferred to us in the second quarter of fiscal 2005. The transition of certain related support functions, including booking and billing, is still underway. Therefore, for a period of time immediately after the transfer, we will rely on continued support from AMD for incremental administrative services related to the newly acquired sales force. In addition, because we do not have direct contracts with AMD’s customers, we continue to use AMD to provide logistical support services in connection with the sale of our products. We reimburse AMD for costs incurred in conducting these activities, including accepting orders, freight and shipping. We intend to enter into direct sales agreements with customers currently served by AMD and potential customers not served solely by Fujitsu.

We market our products through a variety of direct and indirect channels. For the wireless category, we focus on direct relationships with the top mobile phone OEMs worldwide. We supplement this effort with programs designed to support design-in of our products on reference designs, which are typically used by a broad base of wireless providers when choosing Flash memory solutions. These reference designs are produced by complementary silicon providers, such as baseband processor or controller vendors, or other independent companies. We have ongoing marketing efforts in place targeted at reference design houses choosing our Flash memory products for their reference designs. In the embedded category, we focus our marketing efforts on providers of complementary silicon to ensure our products interoperate effectively with the most widely used components in various embedded applications.

Our marketing activities targeting customers, reference design houses and our potential partners include a combination of direct marketing activities such as trade shows, events, and marketing collateral and indirect activities such as public relations and other marketing communications activities.

Customers

We serve our customers worldwide through our sole distributors, AMD and Fujitsu, who buy product from us and resell it to these customers, either directly or through third-party distributors of AMD and Fujitsu. Customers for our products consist of OEMs, ODMs and contract manufacturers. For fiscal 2004 and for the first nine months of fiscal 2005, AMD accounted for approximately 54 percent and 55 percent of our net sales and Fujitsu accounted for approximately 46 percent and 45 percent of our net sales. Going forward, we plan to serve directly customers currently served by AMD and to continue to use Fujitsu as our sole distributor in Japan and a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions.

Original Equipment Manufacturers

OEMs consist primarily of foreign and domestic manufacturers of mobile phones, consumer electronics, automotive electronics and networking equipment companies, selected regional accounts and target market customers.

Third-Party Distributors

AMD’s and Fujitsu’s third-party distributors typically resell to OEMs, ODMs and contract manufacturers. Sales through AMD’s distributors are typically made pursuant to agreements that provide return rights for discontinued products or for products that are not more than twelve months older than their manufacturing date code. In addition, some of AMD’s agreements with the distributors may contain standard stock rotation provisions permitting limited levels of product returns. AMD, in turn, has the right to return to us products returned to AMD by its distributors. Fujitsu also sells our product to its distributors. However, Fujitsu does not currently offer product return, stock rotation and price protection rights to its distributors and customers.

We generally warrant that products sold to AMD and Fujitsu will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to certain exceptions, we offer a one-year limited warranty.

Research and Development

Research and development is critical to our success and is focused on process, product, and system level development. We conduct our product and system engineering activities primarily in Sunnyvale, California and in Tokyo, Japan with additional design and development engineering teams located in the United States, Europe and Asia. Our primary development focus is on MirrorBit products for the wireless and embedded categories of the Flash memory market. We conduct our process development primarily at our SDC facility located in Sunnyvale, California, our Fab 25 facility located in Austin, Texas and our facilities in Aizu-Wakamatsu, Japan. Currently, we are developing new non-volatile memory process technologies, including 90-nanometer floating gate technology and 90-nanometer MirrorBit technology, utilizing three-layer copper interconnect and have announced plans for development of 65-nanometer technology. We are developing manufacturing processes on 200-millimeter and 300-millimeter wafer technology at our SDC facility.

We also participate in alliances or other arrangements with external partners in the area of product technology and systems solutions to reduce the cost of development for ourselves and Spansion Flash memory customers, broaden our product offerings and accelerate access to new technologies.

As of September 25, 2005, our total research and development staff consisted of approximately 1,300 employees. Our research and development expenses for the first nine months of fiscal 2005, fiscal 2004 and fiscal 2003 were $220 million, $281 million and $147 million. We had no research and development expenses for fiscal 2002. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Manufacturing

We own and operate eight manufacturing facilities, of which four, Fab 25, JV1, JV2 and JV3, are wafer fabrication facilities and four are assembly and test facilities. As of September 25, 2005, our products were manufactured on 110-, 130-, 170-, 200-, 230- and 320-nanometer process technologies. We use process technologies at 200-nanometers and above to manufacture low to medium density products where improved cost structure is achieved by leveraging our substantially depreciated JV1 and JV2 fabs. Our leading edge 110-nanometer floating gate and MirrorBit technologies are deployed in production in Fab 25 and JV3. We intend to use our most advanced 90-nanometer process technology for leading edge density and performance products on both floating gate and MirrorBit technology. We expect this technology to be deployed in production in Fab 25 in the first half of fiscal 2006. All of our existing manufacturing facilities produce 200-millimeter wafers. We plan to have 300-millimeter capacity in 2007, although our Board of Managers has not yet approved a definitive capital expenditure plan for achieving such capacity. We also have entered into an agreement with Taiwan Semiconductor Manufacturing Company, or TSMC to augment our internal production capacity for our 110-nanometer MirrorBit technology. Under the agreement, TSMC will supply foundry manufacturing capacity for our family of high density WS, GL and PL products based on 110-nanometer MirrorBit technology for use in the wireless and embedded categories of the Flash memory market.

We use an approach to manufacturing called Automated Precision Manufacturing, or APM, which was developed and implemented in Fab 25. APM comprises a suite of fab automation, optimization and real-time data analysis technologies which automate the way decisions are made within our fabrication facilities. We use APM during technology transitions and believe that APM enables greater efficiencies. As such, APM helps us decrease manufacturing costs.

The locations of our wafer fabrication facilities, the production technologies employed, the approximate clean room square footage and the capacity are described in the table below. We do not currently use third-party foundry capacity.

Wafer Fabrication Facilities

Name/Location	Wafer Size (diameter in millimeters)	Production Technology (in nanometers)	Approximate Clean Room Square Footage	Capacity* (wafers per week)
Austin, Texas
Fab 25	200	110	120,000	7000

Aizu-Wakamatsu, Japan
JV1	200	230 and 320	70,000	6000
JV2	200	200 and 230	91,000	7000
JV3	200	110, 130 and 170	118,000	6000

*	Capacity refers to the capacity of currently installed equipment as defined by the number of wafers that initiate the manufacturing process, or wafer starts, per week.

The following table describes the location and approximate clean room square footage of our assembly and test facilities.

Assembly and Test Facilities

Location	Approximate Clean Room Square Footage
Bangkok, Thailand	78,000
Kuala Lumpur, Malaysia	71,300
Penang, Malaysia	71,000
Suzhou, China	30,250

Our manufacturing processes require many raw materials, such as silicon wafers, mold compound, substrates and various chemicals and gases, and the necessary equipment for manufacturing. We obtain these materials and equipment from a large number of suppliers located throughout the world.

Properties

Our principal engineering, manufacturing and administrative facilities comprise approximately 4.4 million square feet and are located in the United States, France, Japan, Korea, Malaysia, Thailand and China. Over 4.2 million square feet of this space is in buildings we own. The remainder of this space is leased, primarily from AMD, including our assembly and test facility in Penang, Malaysia. We also lease from Fujitsu approximately 2.1 million square feet of land in Aizu-Wakamatsu, Japan for our wafer fabs and we lease office space in Aichi, Japan from a subsidiary of Fujitsu, Fujitsu VLSI. We lease approximately 625,000 square feet of land in Suzhou, China for our assembly and test facility. The Suzhou facility and our land use rights there are encumbered by a lien securing the Spansion China Loan. Our Fab 25 facility in Austin, Texas is encumbered by a lien securing the July 2003 Spansion Term Loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our facility leases have terms of generally one to five years. We currently do not anticipate difficulty in either retaining occupancy of any of our facilities through lease renewals prior to expiration or through month-to-month occupancy or replacing them with equivalent facilities. Our land lease in Aizu-Wakamatsu expires in 2033.

Environmental Matters

Many of our facilities are located on properties or in areas with a long history of industrial activity. Prior to our formation, environmental audits were conducted for each of our manufacturing, assembly and test facilities. The audits described various conditions customary of facilities in our industry and in particular, noted historical soil and groundwater contamination at our Sunnyvale, California facility arising from the leakage of former chlorinated solvent storage tanks. This property is listed on the U.S. Environmental Protection Agency’s Superfund National Priorities List. AMD, as former owner of the property, and another third party, are investigating and remediating this contamination. In addition, our former Woburn, Massachusetts site is located within the Wells G&H Superfund Site on leased, redeveloped property. In connection with our reorganization, each of AMD and Fujitsu indemnified us against losses arising out of the presence or release, prior to our reorganization, of hazardous substances at or from these, and the other, sites they each contributed to us. Conversely, our subsidiary indemnified each of AMD and Fujitsu from and against liabilities arising out of events or circumstances occurring after the date of contribution in connection with the operation of our business. To the extent AMD and Fujitsu cannot meet their obligations under their indemnity, or material environmental conditions relating to the post-contribution time period arise, we may be required to incur costs to address these matters, which could have a material adverse effect on us.

Our Aizu-Wakamatsu manufacturing facilities are located adjacent to other manufacturing facilities of Fujitsu. As a result, we share certain permits and facilities. In connection with our reorganization, AMD and Fujitsu, on the one hand, and we, on the other, indemnify the other against permit violations attributable to our respective activities.

We have made and will continue to make capital and other expenditures to comply with environmental laws, but we do not expect environmental requirements will result in material expenditures in the foreseeable future. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We expect that the foreign laws to which we and our products are subject, particularly in China, will become more stringent in the near future. See “Risk Factors—Risks Related to Our Business and Industry—We are subject to a variety of environmental laws that could result in liabilities.”

Competition

Our principal competitors in the Flash memory market are Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Silicon Storage Technology, Inc., Macronix International Co., Ltd., Toshiba Corporation, Sharp Electronics Corp. and Renesas Technology Corp. Most of these competitors offer floating gate Flash memory devices incorporating MLC floating gate technology and we believe many of our other competitors plan to develop MLC technology.

We expect competition in the market for Flash memory devices to increase as existing manufacturers introduce new products, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share. Furthermore, we face increasing competition from NAND Flash memory vendors in certain portions of our existing embedded and wireless market categories. We believe, however, the current development of our ORNAND architecture based on MirrorBit technology and our plans to continue to transition to more advanced process technologies will enable us to compete against NAND Flash memory vendors primarily in the wireless category in order to preserve or grow our position in the overall Flash memory market.

We believe Flash memory providers must also possess the following attributes to remain competitive:

•	strong relationships with OEMs, ODMs and contract manufacturers that are acknowledged leaders within their respective industries;

•	strong market focus to identify emerging Flash applications;

•	leadership in research and development;

•	flexibility in manufacturing capacity and utilization so as to take advantage of industry conditions through market cycles;

•	access to the financial resources needed to maintain a highly competitive technological position;

•	the ability to establish and sustain strategic relationships and alliances with key industry participants; and

•	rapid time to market for new products, meaning the time required from first conception of a new product to its commercialization.

Competitors are working on a number of new technologies, including FRAM, MRAM, polymer and phase-change based memory technologies. If successfully developed and commercialized as a viable alternative to Flash memory, these technologies could pose a competitive threat to a number of Flash memory companies, including us. In addition, we and certain of our competitors have licensed Flash memory technology called NROM technology from a third party. NROM technology has similar characteristics to our MirrorBit technology, which may allow these competitors to develop Flash memory technology that is competitive with MirrorBit technology.

Certain of our competitors, including Intel, Samsung, STMicroelectronics, Toshiba, Sharp and Renesas, are more broadly diversified than us and may be able to sustain lower operating margins in their Flash memory business based on profitability of their other, non-Flash memory businesses.

Employees

As of September 25, 2005, we had approximately 8,100 employees. Certain employees of Spansion Japan are represented by a company union. In addition, there is a collective bargaining agreement that is applicable to employees of Spansion (EMEA) in France.

Backlog

We generally manufacture and market standard lines of products. Consequently, a significant portion of our sales are made from inventory on a current basis. Sales are made primarily pursuant to purchase orders for current delivery or agreements covering purchases over a period of time. These orders or agreements may be revised or canceled without penalty. Generally, in light of current industry practice and experience, we do not believe that backlog information is necessarily indicative of actual sales for any succeeding period.

Intellectual Property and Licensing

We rely on a combination of protections provided by contracts and intellectual property rights to protect our products and technologies from unauthorized third-party copying and use. Intellectual property rights in various of our products include patents, patent applications, copyrights, trade secrets, trademarks and maskwork rights. Our U.S. patents are potentially valid and enforceable for either 17 years from the date they were issued or 20 years from the date they were filed. Accordingly, certain of our patents will only survive for a few more years while others will survive for approximately another 15 years. We do not believe that the expiration of any specific patent will have a material adverse effect on us. In addition, the duration of our valid and enforceable trademarks is indefinite.

AMD and Fujitsu have each contributed to us various intellectual property rights pursuant to an Intellectual Property Contribution and Ancillary Matters Agreement. Under this agreement, we became owners, or joint owners with each of Fujitsu and AMD, of certain patents, patent applications, trademarks, and other intellectual property rights and technology. AMD and Fujitsu reserved rights, on a royalty-free basis, to practice the contributed patents and to license these patents to their affiliates and successors-in-interest to their semiconductor groups. AMD and Fujitsu each have the right to use the jointly-owned intellectual property for their own internal purposes and to license such intellectual property to others to the extent consistent with their non-competition obligations to us. Subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interest remains above a certain minimum level, we agreed to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights in that technology to each of AMD and Fujitsu. Under this agreement, for as long as AMD continues to hold a majority of our shares entitled to vote for the election of directors, AMD has agreed to enforce its applicable patents to minimize, to the extent reasonably possible, any of our losses, provided that the details of the manner in which AMD enforces its patents, including which of its patents AMD enforces, is left to AMD’s reasonable discretion. AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents.

In connection with our reorganization in June 2003, we granted to each of AMD and Fujitsu, and AMD and Fujitsu each granted to us, non-exclusive licenses under certain patents and patent applications of their semiconductor groups to make, have made, use, sell, offer to sell, lease, import and otherwise dispose of certain semiconductor-related products anywhere in the world. The patents and patent applications that are licensed are those with an effective filing date prior to the termination of our patent cross-license agreements. The agreements will automatically terminate on the later of June 30, 2013 and the date AMD or Fujitsu, as applicable, sells its entire equity interest in us. The agreements may be terminated by a party on a change in control of the other party or its semiconductor group. The licenses to patents under license at the time of the termination will survive until the last such patent expires.

As a subsidiary of AMD, we have been the beneficiary of AMD’s intellectual property arrangements with third parties, including patent cross-license agreements with other major semiconductor companies, such as Intel, Motorola and IBM, and licenses from third parties for technology incorporated in our products and software used to operate our business. Following the completion of this offering, we will no longer be a beneficiary under a number of these agreements. As a result, we will lose rights to use important intellectual property that we are currently licensed to use and may therefore be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. Therefore, absent negotiating our own license agreements with the third parties who own such intellectual property or obtaining consent from third parties to have those licenses assigned to us by AMD, we will be vulnerable to claims by such parties that our products or operations infringe such parties’ patents or other intellectual property rights. In addition, third parties may have refrained from asserting intellectual property infringement claims against us because we have been a majority-owned subsidiary of AMD. Following this offering, they may elect to pursue such claims against us.

Under certain patent cross-license agreements and other licenses, we believe we will continue to be a beneficiary for some period of time after the consummation of this offering while AMD continues to hold a majority of our shares entitled to vote for the election of directors and while AMD continues to be a party to such agreements and licenses. However, we expect that AMD will no longer hold a majority of such voting shares upon the conversion of the Class D common stock held by Fujitsu. The Class D common stock held by Fujitsu will convert to Class A common stock on a one-for-one basis upon the earlier of (1) the date that is one year from the consummation of this offering and (2) the date upon which our board elects to cause the Class D common stock to convert to Class A common stock, under specified circumstances. Although we believe we will be entitled to remain a beneficiary under these patent cross-license agreements and other licenses for so long as AMD continues to hold a majority of our shares entitled to vote for the election of directors and while AMD continues to be a party to such agreements and licenses, we cannot assure you that the other parties thereunder will not challenge our ability to assert rights as a beneficiary under these patent cross-license agreements and other licenses after the consummation of this offering.

With the assistance of AMD, we will attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that is important to our business, including the intellectual property that we previously had access to through our relationship with AMD. We also will attempt to acquire new patents with the assistance of AMD, as our success in negotiating patent cross-license agreements with other industry participants will depend in large part upon the strength of our patent portfolio relative to that of the other party with which we are negotiating. If the other party benefits from an existing patent cross-license agreement with AMD, in many cases it will retain the rights that it has under that agreement even after we cease to be an AMD subsidiary, including rights to utilize the patents that AMD and Fujitsu transferred to us in connection with our reorganization in June 2003. In many cases, any such third party will also retain such rights to utilize any patents that have been issued to us or acquired by us subsequent to our reorganization and prior to our no longer being a subsidiary of AMD. Our negotiating position may therefore be impaired because the other party will already be entitled to utilize a large number, or even all, of our patents, while we no longer have the right to utilize that party’s patents. As a result, we may be unable to obtain access to the other party’s patent portfolio on favorable terms or at all. We may be unable to enter into agreements with these third parties on favorable terms or at all. These parties, and other third parties with whom we had no prior intellectual property arrangement, may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such litigation could be extremely expensive and time-consuming. We cannot assure you that such litigation would be avoided or successfully concluded. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture or sale of some or all of our products, would have a material adverse effect on us.

As of August 1, 2005, we had approximately 150 U.S. patents and over 200 worldwide patents as well as approximately 200 patent applications pending in the United States. In certain cases, we have filed corresponding applications in foreign jurisdictions. We expect to file future patent applications in both the United States and abroad on significant inventions, as we deem appropriate. In addition, under our cross-license agreement with AMD, AMD granted us the right to use more than 4,000 patents that AMD owns. Similarly, under our cross-license agreement with Fujitsu, Fujitsu granted us the right to use more than 7,000 patents that Fujitsu owns.

In connection with this offering, AMD and Fujitsu will transfer additional patents and patent applications to us. The patents to be transferred to us include patents and patent applications covering Flash memory products and technology, the process necessary to manufacture Flash memory products, and the operation and control of Flash memory products.

Legal Proceedings

Tessera, Inc. v. Advanced Micro Devices, Inc. and Spansion LLC, Civil Action No. 05-04063, in the United States District Court for the Northern District of California.

On October 7, 2005, Tessera, Inc., or Tessera, filed a complaint for patent infringement against us and AMD in the United States District Court for the Northern District of California under the patent laws of the United States of America, 35 U.S.C. section 1, et seq., including 35 U.S.C. section 271. The complaint alleges that Spansion’s ball grid array and multichip packages infringe the following Tessera patents: United States Patent No. 5,679,977, United States Patent No. 5,852,326, United States Patent No. 6,433,419 and United States Patent No. 6,465,893.

Tessera has requested the following findings and remedies:

•	a finding that Tessera’s patents are valid and enforceable and that we are deliberately and willfully infringing Tessera’s patents;

•	injunctive relief prohibiting us from engaging in any further conduct that would infringe Tessera’s patents;

•	an award to Tessera to recover all damages, including interest on damages, from the alleged infringement;

•	an award of treble damages for deliberate and willful conduct;

•	a finding that the case is exceptional in which attorney fees should be awarded to the prevailing party; and

•	an award of attorneys’ fees and costs.

We believe that we have meritorious defenses against Tessera’s claims and we intend to defend the lawsuit vigorously.

From time to time, we may become a party to litigation and subject to claims incident to the ordinary course of business. We are not currently subject to any litigation or claims that we believe will have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Board of Managers of Spansion LLC

Prior to this offering, we were organized as a Delaware limited liability company, which was governed by a ten-member Board of Managers that consisted of six managers selected by AMD and four managers selected by Fujitsu. Upon the reorganization of Spansion LLC into a corporate structure, we will have a seven-member board of directors, comprised of three independent directors, two directors appointed by AMD, one director appointed by Fujitsu and one directorship held by the Chief Executive Officer of Spansion. Our executive officers and members of the board of managers, and their ages (as of October 17, 2005) and the positions they hold with us are set forth in the table below.

Name	Age	Executive Officers
Bertrand Cambou*	49	President and Chief Executive Officer, Member of Board of Managers
James E. Doran	57	Executive Vice President, Group Operations, Member of Board of Managers
Thomas T. Eby	45	Executive Vice President and Chief Marketing and Sales Officer
Steven J. Geiser	37	Corporate Vice President and Chief Financial Officer
Amir Mashkoori	43	Executive Vice President, Wireless Solutions Division
Robert C. Melendres	40	Corporate Vice President, Corporate Development, General Counsel and Corporate Secretary
Richard Previte	70	Executive Vice President and Chief Administrative Officer
Sylvia Summers	52	Executive Vice President, Embedded and Media Memory Division
Shinji Suzuki	58	Executive Vice President, President, Spansion Japan Limited, Member of Board of Managers

		Board of Managers
Toshihiko Ono*	58	Chairman of Board of Managers
Kazuhiko Kato	53	Member of Board of Managers
Nobutake Matsumura	56	Member of Board of Managers
Thomas M. McCoy	55	Member of Board of Managers
Henri Richard	47	Member of Board of Managers
Robert J. Rivet*	51	Member of Board of Managers
Hector de J. Ruiz*	59	Member of Board of Managers

*	Individual will serve on initial board of directors of Spansion Inc. upon the reorganization of Spansion LLC into a corporate structure as contemplated by this offering.

Bertrand Cambou has served as our President and Chief Executive Officer since July 2003. Since July 2003, he has served as a member of our Board of Managers and will serve as a director of Spansion Inc. upon the conversion of Spansion LLC to Spansion Inc. as contemplated by this offering. Since January 2002, he has also served as a vice president of AMD, first as Group Vice President of AMD’s Memory Group, and currently as an Executive Vice President. Dr. Cambou was Chief Operating Officer of and co-President Gemplus International S.A. from June 1999 to January 2002. Also during this time, he was a board member of Gemplus International S.A. and of Ingenico Ltd. Dr. Cambou’s career includes a 15-year tenure at Motorola Inc. where he held various management positions including senior vice president and general manager of the Networking and Computing System Group as well as chief technical officer of the Semiconductor Sector. Dr. Cambou received his engineering degree from Supelec, Paris, and his doctorate in electrical engineering from Paris XI University. He is the author of 15 U.S. patents.

James E. Doran has served as our Executive Vice President of Group Operations since April 2004. From July 2003 through April 2004, Mr. Doran was our Group Vice President of Worldwide Technology Development and Manufacturing. In addition, since July 2003, Mr. Doran has served as a member of our Board of Managers. As EVP of Worldwide Operations, he shares responsibility for global manufacturing, technology, logistics, IT and quality with fellow Executive Vice President, Kazunori Imaoka. From March 2001 to June 2003, Mr. Doran served as Vice President of Worldwide Technology Development and Manufacturing for the AMD Memory Group. Prior to that, Mr. Doran was vice president and general manager of Advanced Micro Devices Saxony GmbH in Dresden, Germany from September 1999 to March 2001. Prior to September 1999, Mr. Doran served as Vice President Fab 25 and earlier as Vice President, Submicron Development Center (SDC) Operations. Mr. Doran joined AMD in 1990 as director of the SDC. Before joining AMD, Mr. Doran was Vice President of Operations for Paradigm Semiconductor and a fab manager at Intel Corporation. Mr. Doran holds a bachelor’s degree in physics from Northwestern University and a master’s degree in physics from the University of Wisconsin.

Thomas T. Eby has served as our Executive Vice President and Chief Marketing and Sales Officer since October 2005. He is responsible for Corporate Strategic Marketing and Corporate Communications, Regional Marketing, Business Development, Systems Engineering, Sales, Sales Operations and Field Applications Engineering. From January 2005 until October 2005, he served as our Executive Vice President and Chief Marketing Officer. He was responsible for Corporate Strategic Marketing, including Corporate Communications; Regional Marketing; and Systems Engineering. From July 2003 to December 2004, he was our Executive Vice President with responsibility for leading the integration of the former AMD and Fujitsu assets that were contributed to Spansion LLC. Since 1998, Mr. Eby has also served as a vice president of AMD, including roles as Group Vice President of AMD’s Communication Group, then as the Group Vice President of Strategy & Business Development for AMD and currently as Senior Vice President. In addition, Mr. Eby has also held a wide range of sales and marketing positions both in the U.S. and Europe. Mr. Eby holds a bachelor’s degree in electrical engineering and computer sciences from Princeton University.

Steven J. Geiser serves as our Corporate Vice President and Chief Financial Officer. Mr. Geiser was our Vice President, Chief Financial Officer and Treasurer before he assumed his current role in September 2005. Mr. Geiser became Vice President, Chief Financial Officer and Treasurer in July 2003. Mr. Geiser previously held various positions at AMD. From July 2002 until July 2003, he served as Vice President of Finance for AMD’s Memory Group. From May 2000 to June 2002, he served as Director of Finance for AMD’s Memory Group, and from April 1999 to April 2000, he served as Finance Manager for AMD’s Memory Group. Before assuming these positions, Mr. Geiser was the domestic financial controller for AMD’s final manufacturing operations. Mr. Geiser holds a bachelor’s degree in electrical engineering from the University of California, Los Angeles and a master’s degree in business administration from the University of Southern California.

Amir Mashkoori serves as our Executive Vice President of the Wireless Solutions Division. Mr. Mashkoori became our Senior Vice President and General Manager in May 2004 before he assumed his current role in September 2005. In this position, Mr. Mashkoori is responsible for running the wireless business and overseeing the Division’s marketing, engineering, operations and program management functions. Prior to that, from July 2003, he served as our Vice President and General Manager of the Wireless Business Unit. From January 1999 through June 2004, Mr. Mashkoori served as Vice President for Memory Group Operations at AMD. Mr. Mashkoori was also a Director for AMD’s Memory Group Operations from April 1994 until November 1995, and held other positions going back to December 1978. From 1996 to 1998, Mr. Mashkoori served at Trident Microsystems Inc., first as Vice President of Operations, and then as Senior Vice President of Operations and Business Development. Mr. Mashkoori received both a bachelor’s degree in business and an MBA from San Jose State University.

Robert C. Melendres has served as our Corporate Vice President, Corporate Development, General Counsel since January 2005. He was elected as our Corporate Secretary in March 2005. From July 2002 to January 2005, Mr. Melendres served at AMD in various management positions responsible for business development, most recently as the Corporate Vice President, Business Development. Prior to joining AMD, Mr. Melendres served in various senior management positions, including president and general counsel of WebGain, Inc. from July 2000 to July 2002. He also served as director of Worldwide Contracts and Business Practices for IBM, and IBM legal counsel from June 1993 to July 2000. Mr. Melendres holds a bachelor’s degree in Economics from the University of California at Los Angeles and a juris doctorate from Harvard Law School.

Richard Previte has served as our Executive Vice President and Chief Administrative Officer since January 2005. He oversees our finance, human resources and legal operations. Mr. Previte served as AMD’s Vice Chairman from 1999 until December 2000. From December 2000 until 2002, Mr. Previte was the Chairman and Chief Executive Officer of MarketFusion Inc. Mr. Previte served as AMD’s president from 1990 to 1999, when he was named Vice Chairman of AMD’s board of directors. From 1989 to 1990, he served as Executive Vice President and Chief Operating Officer for AMD. Prior to that he had been Senior Vice President, Vice President and Director of Finance and Treasurer for AMD. Since 1999 Mr. Previte has served on the Board of Directors of Exar Corporation. Mr. Previte holds a bachelor’s degree and master’s degree in business from San Jose State University.

Sylvia Summers serves as our Executive Vice President of the Embedded and Media Memory Division. Ms. Summers was our Senior Vice President and General Manager of the Embedded Memory Division before she assumed her current role in September 2005. From July 2003 through March 2004 she was our Vice President and General Manager of the Embedded Media Memory Division. In these roles, she oversees all marketing, platform engineering, infrastructure development and program management functions for the Embedded Division. Prior to joining Spansion, from March 2003 through July 2003, Ms. Summers served as Vice President and General Manager of the Embedded Business Unit for AMD’s Memory Products business. Prior to joining AMD, from August 2001 to May 2002, Ms. Summers served as President and Chief Executive Officer of Silvan Networks. Ms. Summers served as group vice president and general manager for the Public Access Management Network Services Group at Cisco Systems from November 1999. Ms. Summers was vice president and general manager of the Multi-platform Group at Storage Technology Corporation from May 1997 to June 1999. She has also held senior-level management positions in systems businesses at Group Bull, Thomson CSF-RCM Division, and Matra Datasystems. She currently serves as a member of the board of Riverstone Networks Inc. She holds a bachelor’s degree in electrical engineering from Ecole Polytecnique Feminine in France, a master’s degree in electrical engineering from the University of California, Berkeley and a master’s degree in business administration from Thomson CSF in France.

Shinji Suzuki has served as our Executive Vice President and President of Spansion Japan Limited since July 2003. Mr. Suzuki has also served as a member of our Board of Managers since July 2003. Before joining Spansion, he had been General Manager of Administration and Production Planning at Fujitsu since June 2002. Prior to that he had served as Senior Vice President for Fujitsu’s Electronics Devices Group and led the SCM project for its Logic and Memory business since 1998. Mr. Suzuki was General Manager of Business Planning in Fujitsu’s Memory Business Unit and then its entire Electronics Devices Group, from 1994 to May 2002. From 1991 until 1994, he was Director of Production Planning in Fujitsu’s Semiconductor group for both Logic and Memory and prior to that he held various positions within Fujitsu’s Electronic Devices Group relating to accounting/finance in Fujitsu’s manufacturing facility in Aizu-Wakamatsu, Japan, its assembly facility in San Diego, California and its San Jose sales office. Mr. Suzuki holds a bachelor’s degree in political science from Tokyo University.

Toshihiko Ono has served as the Chairman of our Board of Managers since July 2003. Since June 2004, Mr. Ono has also served as a board member of Fujitsu and as a Corporate Executive Vice President of Fujitsu, and as the President of Fujitsu’s Electronic Devices Business Group. From April 2003 to June 2004, Mr. Ono served as Fujitsu’s Corporate Senior Vice President and as the Group President of Fujitsu’s Electronic Devices Business Group and its LSI Group. Mr. Ono served as Fujitsu’s Corporate Vice President and the Group President of its LSI group from June 2002 to April 2003. Prior to that, Mr. Ono served as the Group Executive Vice President of the Electronic Devices Group from April 2000 to June 2002. Mr. Ono first began his career at Fujitsu in 1973, and served in various positions, including Group Senior Vice President and Group Executive Vice President of its LSI Group. Mr. Ono received a bachelor’s degree in engineering from Chiba University, Japan.

Kazuhiko Kato has served as a member of our Board of Managers since July 2003. Since May 2003, Mr. Kato has also served as Vice General Manager, President’s Office and as a Corporate Vice President and General Manager of its Corporate Planning & Business Development Office and a General Manager of its Group Pension Management Office. During this period, Mr. Kato assumed the role of Vice General Manager, President’s Office in April 2004. From June 2002 until May 2003, besides also serving as Fujitsu’s General Manager of its Corporate Planning Office, Mr. Kato served as a General Manager in its Finance Division. Prior to that, Mr. Kato served as a member of the board of Fujitsu from June 2001 to April 2002. He also served as the General Manager of the Corporate Strategy Office from June 2001 to January 2002. From June 1996 to June 2001, Mr. Kato served as the General Manger of the Controller and Accounting Division at Fujitsu. Mr. Kato first joined Fujitsu Limited in 1976. Mr. Kato received both a bachelor’s degree in commerce and a master’s degree in accounting from Keio University, Japan.

Nobutake Matsumura has served as a member of our Board of Managers since July 2003. Since June 2002, Mr. Matsumura has also served as a Corporate Vice President of Fujitsu, and as the President, Marketing & Sales Unit of its Electronic Devices Business Group. Prior to that, from April 2001 to April 2002, Mr. Matsumura served as the Group Executive Vice President of the Electronic Devices Business Group. Before this position, Mr. Matsumura served as Group Senior Vice President of its LSI Products Group from December 1997 to April 2001. Mr. Matsumura first joined Fujitsu in 1972, and served in various positions including Director, Design Department II of its Electronic Devices Group and Director, Applied System LSI Division II of its Logistic LSI Group. Mr. Matsumura received a bachelor’s degree in engineering from Tohoku University, Japan.

Thomas M. McCoy has served as a member of our Board of Managers since July 2003. Mr. McCoy also serves as Executive Vice President, Legal Affairs, and Chief Administrative Officer of AMD. From 2000 until December 2003, when he was appointed as Chief Administrative Officer, Mr. McCoy served as AMD’s Senior Vice President, General Counsel. From 1995 until April 2003, Mr. McCoy also served as AMD’s Secretary and as director of various AMD subsidiaries. Before his appointment as Senior Vice President, Mr. McCoy held the office of Vice President, General Counsel of AMD from 1995 to 1998. From 1977 until joining AMD in 1995, Mr. McCoy was with the law firm of O’Melveny & Myers where he practiced law, first as an associate and then as a partner. Mr. McCoy holds an undergraduate degree in history from Stanford University and a law degree from the University of Southern California.

Henri Richard has served as a member of our Board of Managers since July 2003. Mr. Richard is AMD’s Chief Sales and Marketing Officer. Mr. Richard joined AMD in April 2002 as Group Vice President, Worldwide Sales. He was promoted to Senior Vice President in May 2003, became an executive officer in February 2004 and the Chief Sales and Marketing Officer in April 2005. From September 2000 until April 2002, Mr. Richard was Executive Vice President of Worldwide Field Operations at WebGain, Inc., a privately held provider of Java software for Fortune 500 companies. Mr. Richard was President of the Computer Products Group at Bell Microproducts from April 2000 to August 2000 and Vice President, Worldwide Sales and Support for IBM’s Technology Group from December 1997 to April 2000. Mr. Richard holds a bachelor’s degree in science and technology from École Nationale Radiotechnique Electronique Appliquee in France.

Robert J. Rivet has served as a member of our Board of Managers since July 2003. Mr. Rivet is AMD’s Executive Vice President and Chief Financial Officer and since 2001 has served as director of various AMD subsidiaries. Before joining AMD in October 2000, he had served as Senior Vice President and Director of Finance of the Semiconductor Products Sector of Motorola since 1997. Mr. Rivet joined Motorola in 1976 as a senior financial analyst and senior accountant and from 1981 to 1997, he served in a number of positions in semiconductor operations.

Hector de J. Ruiz has served as a member of our Board of Managers since July 2003. Dr. Ruiz is currently the Chairman of the Board, President and Chief Executive Officer of AMD. Dr. Ruiz joined AMD as President and Chief Operating Officer in January 2000 and became AMD’s Chief Executive Officer in April 2002. Dr. Ruiz was appointed Chairman of the Board in April 2004. Before joining AMD, Dr. Ruiz served as President of the Motorola, Inc. Semiconductor Products Sector since 1997. From 1991 to 1995, Dr. Ruiz was Senior Vice President and General Manager of Motorola’s paging and messaging businesses and in 1996 became Executive Vice President and General Manager of those businesses. Dr. Ruiz joined Motorola in 1977 and, from 1977 to 1991, he held various executive positions in Motorola’s Semiconductor Products Sector. Before joining Motorola, Dr. Ruiz worked at Texas Instruments, Inc. from 1972 to 1977. Dr. Ruiz is a member of the Board of Directors of Advanced

Micro Devices, Inc. and Eastman Kodak Company. Dr. Ruiz holds a bachelor’s and master’s degree in electrical engineering from the University of Texas, Austin and a doctorate degree in electronics from Rice University.

Board Composition and Committees

As Spansion LLC, we are governed by a ten-member Board of Managers. Shortly before the consummation of this offering, we will be reorganized into a corporate structure with a Delaware holding company named Spansion Inc. As Spansion Inc., we anticipate having a board of directors comprised of seven members, of which three members will be independent directors, two directors will be elected by AMD, one director will be elected by Fujitsu and one director will initially be the Chief Executive Officer of Spansion Inc. We will be exempt from the Nasdaq requirement that a majority of our board be comprised of independent directors because we will be considered a “controlled company.”

Upon our reorganization from Spansion LLC to a corporate structure, we expect to have at least five members in place to serve as members of our Board of Directors, comprised of Dr. Cambou, two directors elected by AMD, one director elected by Fujitsu and an independent director. We are currently conducting a search to find independent candidates to fill the remaining vacancies on the Board. Upon the filling of these vacancies, we will appoint the three independent directors to serve on our Board’s audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

The audit committee will consist of three independent directors. The audit committee will assist the board by: (1) overseeing our accounting and financial reporting processes and the audits of our financial statements; and (2) reviewing the financial information to be provided to our stockholders and others. Among other duties specified in its written charter, the audit committee:

•	will have authority to select, oversee, approve the compensation of, and where appropriate, replace our independent auditors;

•	will pre-approve all audit and permissible non-audit services provided by our independent auditors; and

•	will review our audited financial statements, public filings and earnings press releases prior to issuance, filing or publication.

Our board of directors expects that at least one member of our audit committee will qualify as an audit committee financial expert as currently defined under SEC rules and regulations and the other members of our audit committee will satisfy the financial literacy requirements for audit committee members under these rules and regulations.

Compensation Committee

The compensation committee will consist of three independent directors. The principal functions of the compensation committee will be to:

•	review our compensation strategy;

•	review the design of the compensation program;

•	oversee the administration of the compensation plans;

•	monitor and oversee the career development of executives and key employees;

•	annually establish performance commitments for our chief executive officer, other executive officers and key management; and

•	review performance annually and determine the individual elements of total compensation for our chief executive officer and other designated executives.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of at least two independent directors. The principal responsibilities of this committee will be to:

•	approve nominations and recommend to the board candidates for all directorships to be filled by the stockholders or the board;

•	approve nominations and recommend to the board directors to fill seats on committees of the board and directors to be designated as chairs of such committees;

•	recommend removal of directors when such removal is warranted prior to the expiration of their term of office;

•	develop board membership criteria, including, without limitation, criteria relating to experience, judgment, skills, diversity, age, and service on other boards;

•	review the performance of the board periodically and, as appropriate, make recommendations to the board regarding its composition, functions, compensation, and committees; and

•	oversee compliance with our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will make all compensation decisions regarding the executive officers. None of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of the compensation committee or the board of directors is an executive officer.

AMD Stock Ownership of Board of Managers and Executive Officers

The table below shows the number of shares of AMD common stock beneficially owned as of October 17, 2005, by our current members of our Board of Managers, by each of our executive officers listed in the Summary Compensation Table below, by our Executive Vice President and Chief Administrative Officer and by all of our managers and executive officers as a group. Except as otherwise indicated, each person has sole investment and voting power with respect to the shares of AMD common stock shown as beneficially owned. Ownership information is based upon information provided by the individuals. No individual owns any shares or other equity interest in Spansion.

Name	Amount and Nature of Beneficial Ownership(1)(2)	Percent (3)
Bertrand F. Cambou	367,785	*
James E. Doran	375,218	*
Thomas T. Eby	329,713	*
Kazuhiko Kato	—	*
Amir Mashkoori	86,980	*
Nobutake Matsumura	—	*
Thomas M. McCoy	762,771	*
Toshihiko Ono	—	*
Richard Previte	1,000	*
Henri Richard	228,532	*
Robert J. Rivet	705,237	*
Hector de J. Ruiz	4,419,495	1.11%
Sylvia Summers	27,082	*
Shinji Suzuki	53,854	*
All managers and executive officers as a group (16 persons)	7,439,253	1.84%

*	Less than one percent

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are exercisable or will become exercisable within 60 days of October 17, 2005 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Some of the individuals may share voting power with regard to the listed shares with their spouses.

(2)	Includes beneficial ownership of the following number of shares that may be acquired because stock options are vested or will vest by December 16, 2005 (within 60 days of October 17, 2005) pursuant to AMD’s stock option plans:

Bertrand F. Cambou	358,333	shares
James E. Doran	309,202	shares
Thomas Eby	325,791	shares
Kazuhiko Kato	—
Amir Mashkoori	82,100	shares
Nobutake Matsumura	—
Thomas M. McCoy	737,363	shares
Toshihiko Ono	—
Richard Previte	—
Henri Richard	218,427	shares
Robert J. Rivet	679,863	shares
Hector de J. Ruiz	4,248,620	shares
Sylvia Summers	27,082	shares
Shinji Suzuki	53,854	shares
All managers and executive officers as a group	7,122,241	shares

(3)	Based on 403,802,418 shares of AMD common stock outstanding as of October 17, 2005.

Compensation Plan for Non-Employee Independent Directors

We are currently considering the amounts and types of consideration to pay our non-employee independent directors. We anticipate that we will pay an annual retainer to each non-employee independent director, and will pay the chairs of the audit committee and compensation committee additional annual amounts for their service in those positions. We also anticipate reimbursing directors, and in certain circumstances spouses who accompany directors, for travel, lodging and related expenses they incur in attending board of director and committee meetings. We anticipate granting each non-employee independent director awards under our contemplated equity incentive plan.

Executive Compensation

The following table sets forth information concerning the compensation received for services by our chief executive officer and each of our four other most highly compensated executive officers, collectively referred to as the “named executive officers” in this prospectus, for fiscal 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			All Other Compensation(4)
					Awards
Name and Principal Position	Year	Salary	Bonus(1)	All Other Annual Compensation(2)	Restricted Stock Awards	Securities Underlying Options/SARs	LTIP Payouts(3)
Bertrand F. Cambou	2004	$458,201	$144,369	$—	$—	150,000	$—	$11,188
James E. Doran	2004	354,670	79,723	—	—	82,500	—	17,932
Sylvia Summers	2004	346,025	53,286	—	—	30,000	—	11,496
Thomas T. Eby	2004	341,118	54,081	—	—	75,000	—	16,584
Amir Mashkoori	2004	334,737	53,175	—	—	30,000	—	15,179

(1)	Includes cash profit sharing in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$4,342	$3,365	$3,286	$4,081	$3,175

(2)	We provide our executive officers with a car allowance and we reimburse certain financial planning expenses related to tax preparation and estate planning. For each of these executive officers, the total amount is less than $50,000 for 2004.

(3)	For all executive officers, no payout will be made from AMD’s LTIP for 2004 until sufficient operating profits exist. The 2004 amounts will be carried over for three years. If not paid in that time, they will be forfeited.

(4)	Includes matching contributions to our 401(k) Plan in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$6,150	$6,150	$5,150	$6,150	$6,150

Includes deferred profit sharing in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$2,548	$2,548	$2,548	$2,630	$2,548

Includes our matching contributions to the deferred compensation program in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$—	$—	$—	$—	$525

Includes imputed income from term life insurance provided by us in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$1,710	$2,286	$2,979	$600	$775

Includes premiums paid for individual insurance policies by us in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2004	$780	$6,949	$780	$7,204	$5,182

Option Grants of AMD Common Stock to Executive Officers

The following table sets forth information concerning the stock option grants received for services by our named executive officers for fiscal 2004 with respect to shares of AMD common stock.

Option/SAR Grants Table

	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(2)
Name					5%	10%
Bertrand F. Cambou	37,500 37,500 37,500 37,500	0.14 0.14 0.14 0.14%	$14.64 14.22 11.33 15.50	02/02/14 04/30/11 07/28/11 10/25/11	$345,263 217,086 172,967 236,627	$874,965 505,903 403,086 551,442

James E. Doran	37,500	0.14	14.64	02/02/14	345,263	874,965
	15,000	0.06	14.22	04/30/11	86,834	202,361
	15,000	0.06	11.33	07/28/11	69,187	161,234
	15,000	0.06	15.50	10/25/11	94,651	220,577

	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(2)
Name					5%	10%

Sylvia Summers	10,000 10,000 10,000	0.04 0.04 0.04	14.22 11.33 15.50	04/30/11 07/28/11 10/25/11	57,890 46,124 63,100	134,907 107,490 147,051

Thomas T. Eby	37,500	0.14	14.64	02/02/14	345,263	874,965
	12,500	0.05	14.22	04/30/11	72,363	168,634
	12,500	0.05	11.33	07/28/11	57,656	134,362
	12,500	0.05	15.50	10/25/11	78,876	183,814

Amir Mashkoori	10,000 10,000 10,000	0.04 0.04 0.04	14.22 11.33 15.50	04/30/11 07/28/11 10/25/11	57,890 46,124 63,100	134,907 107,490 147,051

(1)	Subject to the treatment of AMD options as described below in “—Treatment of AMD Options,” for all optionees: Each option granted before April 29, 2004 has a 10-year term. Each option granted on or after April 29, 2004 has a seven-year term. Each option is subject to earlier termination upon the optionee’s termination of employment, death or disability. The exercise price may be paid in cash or in previously owned shares. Withholding taxes due on exercise may be paid in cash, with previously owned shares or by having shares withheld. Except as provided in any employment agreement or change in control agreement, the options vest only if the executive is employed by us on the vesting date. The stock options granted to the officers named above vest as follows:

Name	Grant	Vest 5/01/04	Vest Monthly Until 5/01/06	Vest Monthly Until 5/01/07	Vest 4/30/05	Vest Monthly Until 4/30/08

Bertrand F. Cambou	37,500 37,500 37,500 37,500	12,502 — — —	24,998 — — —	— — — —	— 12,502 12,502 12,502	— 24,998 24,998 24,998

James E. Doran	37,500 15,000 15,000 15,000	9,375 — — —	— — — —	28,125 — — —	— 3,750 3,750 3,750	— 11,250 11,250 11,250

Sylvia D. Summers	10,000 10,000 10,000	— — —	— — —	— — —	2,500 2,500 2,500	7,500 7,500 7,500

Thomas Eby	37,500 12,500 12,500 12,500	9,375 — — —		28,125 — — —	— 3,125 3,125 3,125	— 9,375 9,375 9,375

Amir Mashkoori	10,000 10,000 10,000	— — —		— — —	2,500 2,500 2,500	7,500 7,500 7,500

Upon an optionee’s termination of employment, options may be exercised only to the extent exercisable on the date of such termination of employment. Upon an optionee’s death or disability, certain options that vest during the year of death or disability may become exercisable. Options may also become fully exercisable upon a change in control of AMD as that term is defined under AMD’s stock incentive plans.

(2)	The five percent and 10 percent assumed rates of annual compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of future prices of our common stock.

Exercise of Stock Options

The following table sets forth information regarding the value of remaining AMD options held by our named executive officers on December 26, 2004.

Aggregated Option Exercises in Fiscal 2004 and Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at 12/26/04		Value of Unexercised In-The-Money Options at 12/26/04(1)
			(Exercisable)	(Unexercisable)	(Exercisable)	(Unexercisable)
Bertrand F. Cambou	37,501	$411,821	146,669	228,330	$508,405	$1,776,455
James E. Doran	37,750	551,455	229,747	104,667	2,599,622	887,967
Sylvia Summers	—	—	28,000	72,000	462,840	940,760
Thomas Eby	20,000	252,950	249,546	105,727	2,482,335	887,452
Amir Mashkoori	49,281	502,236	43,782	84,016	336,686	1,021,570

(1)	Value for these purposes is based solely on the difference between market value or sale value of underlying shares on the applicable date (i.e., date of exercise or fiscal year-end) and the exercise price of options times the number of shares covered by the options.

Employment Agreements and Change of Control Severance Agreements

We hired Dr. Cambou, our President and Chief Executive Officer, in April 2005. Dr. Cambou’s current annual salary is approximately $466,000 and his target annual executive bonus is 50 percent of his salary. Upon his employment with us, Dr. Cambou continued to receive certain employment benefits that he had received when he was employed by AMD, including health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions. Dr. Cambou also receives a monthly car allowance and individual life insurance of three times his annual salary up to a maximum of $2 million. Dr. Cambou is eligible to participate in our Executive Investment Account Plan, which permits contributions on a tax deferred basis. Dr. Cambou is eligible for an additional bonus of up to $150,000 upon our reaching certain performance and transition goals during fiscal year 2005.

We hired Mr. Previte, our Executive Vice President and Chief Administrative Officer, in January 2005. As part of his employment, we will pay him severance equal to the sum of (i) prorated executive bonus and equity compensation through the date of termination and (ii) six months salary and benefits (or equivalent cash consideration) at the rate then in effect if he is terminated other than for cause prior to December 31, 2006. This severance payment is subject to Mr. Previte’s execution of a separation and release agreement. Mr. Previte’s current annual salary is $460,000 and his target annual executive bonus is 50 percent of his salary. Mr. Previte’s equity compensation has not yet been determined.

We hired Mr. Eby, our Executive Vice President and Chief Marketing and Sales Officer, in September 2005. Mr. Eby’s current annual salary is approximately $358,000 and his target annual executive bonus is 50 percent of his salary. Upon his employment with us, Mr. Eby continued to receive certain employment benefits that he had received when he was employed by AMD, including health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions. Mr. Eby also receives a monthly car allowance and individual life insurance of three times his annual salary up to a maximum of $2 million. Mr. Eby is eligible to participate in our Executive Investment Account Plan, which permits contributions on a tax deferred basis.

We hired Mr. Melendres, our Corporate Vice President, Corporate Development, General Counsel and Corporate Secretary, in January 2005. Mr. Melendres’ current annual salary is approximately $313,000 and his target annual executive bonus is 45 percent of his salary. Upon his employment with us, Mr. Melendres continued to receive certain employment benefits that he had received when he was employed by AMD, including health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions.

Prior to this offering, we also expect to enter into change of control severance agreements with certain key officers that are designed to ensure their continued services in the event of a change of control. For purposes of the change of control severance agreements, a change of control includes the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than AMD and its affiliates of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act). A change of control is conclusively presumed to have occurred on:

•	the acquisition by any person, other than by us, of beneficial ownership of more than 33 percent of either our then-outstanding membership interests or shares of our common stock, or the combined voting power of our then-outstanding voting securities entitled to vote generally in the election of directors;

•	a change of the majority of our board of directors as of a determination date (the “incumbent board”), provided, however, that any individual becoming a new board director subsequent to the determination date whose election or nomination for election by our securityholders was approved by a vote of at least two-thirds of the members comprising the incumbent board shall be considered as though such individual were a member of the of the incumbent board;

•	the consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction, a sale or other disposition of all or substantially all of our assets, or an acquisition of assets or stock of another entity, whereby the individuals and entities that were the beneficial owners of our then-outstanding common stock and other then-outstanding voting securities cease to own more than 50 percent of the then-outstanding equity interests and the combined voting power of our then-outstanding voting securities entitled to vote generally in the election of directors, and whereby any person beneficially owns more than 33 percent of the then-outstanding shares of common stock or owns more than 33 percent of the then-outstanding voting securities of such entity resulting from the transaction, provided certain conditions are met; or

•	the approval by our stockholders of a complete liquidation or dissolution other than in the context of a transaction that does not constitute a change of control as described above.

The change of control severance agreements provide that, if within two years after a change of control the key officer’s employment is terminated by us or the key officer is constructively discharged, the key officer will receive:

•	a severance benefit equal to three times the sum of the key officer’s rate of annual base compensation plus the key officer’s target bonus for the year in which the termination occurs, in the case of Bertrand Cambou;

•	a severance benefit equal to two times the sum of the key officer’s rate of annual base compensation plus the key officer’s target bonus for the year in which the termination occurs, in the case of all other key officers;

•	payment of the key officer’s accrued and unpaid base salary, vacation pay and bonus, if any;

•	the continuation of other incidental benefits, including health benefits, until the earlier of eighteen months or the date upon which the key officer commences receiving generally comparable incidental benefits through employment elsewhere, as applicable; and

•	full and immediate vesting of all unvested stock options, restricted stock awards and other equity or equity equivalent awards.

The change of control severance agreements also provide that, in the event of a change of control, we will reimburse the key officer for any federal excise taxes (and taxes on those taxes) payable as a result of benefits received from us.

Existing Employee Benefit Plans

At the completion of this offering we will be a participating employer in the following AMD-sponsored employee benefit plans, at least through the end of fiscal 2005:

•	medical & dental;

•	disability;

•	401(k)/profit sharing; and

•	life insurance.

Also, certain employees of Spansion Japan are enrolled in either a defined benefit pension plan, or a lump-sum retirement benefit plan sponsored by Fujitsu, or both. We are required to fund those proportional benefit obligations attributable to our employees enrolled in these plans. We will withdraw from the plans at the end of fiscal 2005.

Profit sharing contributions to the 401(k) plan will be based solely on the profit performance of Spansion.

Our employees will no longer participate in the AMD Employee Stock Purchase Plan. They will participate instead in a new Spansion Inc. Employee Stock Purchase Plan once established.

Treatment of AMD Options

At the completion of this offering, our employees may continue to hold both vested and unvested AMD stock options. The terms of the AMD 2004 Equity Incentive Plan provide that our employees will continue to vest in their unvested AMD stock options until such time as AMD’s aggregate ownership interest in us falls below 30 percent of common shares outstanding. We do not anticipate that AMD’s ownership interest in Spansion will immediately decline to that level following this offering. As a result, our employees may hold, and continue to vest in, their AMD stock options.

We reimburse AMD for these options based on an agreed amount equal to the grant-date fair value of the stock options calculated using the Black-Scholes valuation model, less a 15 percent discount (the “grant-date value”). We record a liability for amounts due to AMD under this arrangement with a corresponding reduction to members’ capital.

Through September 25, 2005, AMD granted stock options to our employees with a grant-date value of approximately $18.8 million. We did not make any payments to AMD for stock options in fiscal 2003. We paid AMD approximately $1.4 million for stock options during fiscal 2004. We paid AMD approximately $0.9 million for stock options during the nine-month period ended September 25, 2005. Our outstanding liability to AMD as of September 25, 2005 was approximately $16.5 million. Reimbursements to AMD are payable in 16 equal quarterly installments which commence on the last day of the quarter following the quarter in which the stock options are granted.

Equity Incentive Plan

In connection with this offering, we intend to establish an equity incentive plan with the goal of promoting our long-term growth and profitability by providing us with the tools to remain competitive in attracting and retaining employees. We expect that our equity incentive plan will provide for grants or awards of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units to our eligible employees, directors, consultants and eligible employees of participating subsidiaries.

Employee Stock Purchase Plan

In connection with this offering, we intend to establish an employee stock purchase plan with the purpose of providing our eligible employees (including officers) and eligible employees of our participating subsidiaries with an opportunity to purchase our common stock through payroll deductions.

Executive Investment Account Plan

We will provide short- and long-term cash incentives for officers which, taken together with the remaining elements of their compensation, will represent a competitive compensation program. For 2005, our officers will continue to participate in the existing AMD Vice President Performance Recognition Plan, with specific revenue, revenue growth, operating profit, return on equity and individual performance objectives, some of which relate specifically to our performance. We anticipate introducing a new plan beginning in 2006, covering both annual and three-year performance against specific objectives. Our officers will be entitled to consideration for their participation in full or partial three-year performance cycles under AMD’s Long Term Performance Plan, for any three-year cycles ending in 2005, 2006 and 2007.

Limitations on Director and Officer Liability and Indemnification

Prior to completion of the offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. We intend to enter into indemnification agreements with any new directors and executive officers in the future. For information on the indemnification of our officer and directors, see “Description of Capital Stock—Exculpation and Indemnification of Directors and Officers.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have provided below a summary description of the various agreements between Spansion LLC and AMD and Fujitsu that relate to our operations. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which have been included as exhibits to the registration statement of which this prospectus is a part. References in this section to AMD and Fujitsu include their respective subsidiaries and references to our company include our subsidiaries.

Overview

We are currently party to several agreements that we entered into with AMD and Fujitsu in connection with our reorganization as Spansion LLC as of June 30, 2003. In connection with this offering, many of these agreements will be amended and restated, or terminated, to reflect, among other things, the reorganization of Spansion LLC to Spansion Inc. These agreements include:

•	the Amended and Restated Limited Liability Operating Agreement;

•	the Fujitsu Distribution Agreement;

•	the AMD Distribution Agreement;

•	the Margin Split Agreement;

•	the Intellectual Property Contribution and Ancillary Matters Agreement;

•	the Fujitsu–Spansion Patent Cross-License Agreement;

•	the AMD–Spansion Patent Cross-License Agreement;

•	the Non-Competition Agreement;

•	various service agreements; and

•	various promissory notes made by Spansion LLC in favor of AMD or Fujitsu.

As we continue our transition to becoming a standalone entity, we have agreed with Fujitsu and AMD to amend the Fujitsu Distribution Agreement prior to the consummation of this offering and to terminate the AMD Distribution Agreement and Margin Split Agreement after AMD’s sales support and operations are fully transitioned to us, which we expect will occur in the first half of fiscal 2006. In addition, the other agreements listed above will be amended and restated in connection with the reorganization of Spansion LLC into a corporate structure.

Amended and Restated Limited Liability Company Operating Agreement

In connection with our reorganization as Spansion LLC, we, AMD and Fujitsu entered into an Amended and Restated Limited Liability Company Operating Agreement, pursuant to which our operations will be governed up to the time of this initial public offering. Under the operating agreement, we are governed by a ten-member board of managers, of which AMD appoints six managers and Fujitsu appoints four managers. In connection with our reorganization from a limited liability company to a corporate entity pursuant to this initial public offering, Spansion LLC will ultimately be merged into Spansion Technology Inc., a wholly-owned subsidiary of Spansion Inc. and therefore the operating agreement will be amended and restated to reflect this structural change. Spansion Inc. will be operated as a Delaware corporation in accordance with its certificate of incorporation and bylaws. For more information, see “Description of Capital Stock.”

Fujitsu Distribution Agreement

We and Fujitsu are party to the Fujitsu Distribution Agreement which the parties have agreed will be amended and restated shortly before this initial public offering to provide that Fujitsu acts as our sole distributor for sales of our products in Japan and to certain customer accounts associated with Fujitsu. Fujitsu also acts as a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions and with respect to customer accounts that have been associated with AMD. We license use of the Spansion trademark to Fujitsu so that our products are sold under our own brand name. We also indemnify Fujitsu from and against any third-party action claiming our products infringe upon a third-party’s intellectual property rights up to the amounts paid to Fujitsu by their customers for the affected products.

Under the Fujitsu Distribution Agreement, our prices are based on our recommended sales prices, subject to adjustment in certain cases based on Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin. We have the right to sell or appoint additional distributors to sell our products outside of Japan. Our right to appoint additional distributors to sell products in Japan or to sell to certain accounts associated with Fujitsu is subject to Fujitsu’s consent for so long as Fujitsu’s ownership interest in us remains above 12.5 percent. Fujitsu has agreed to use its best efforts to promote the sale of our products in Japan and to certain customers served by Fujitsu. In the event that we reasonably determine that Fujitsu’s sales performance in Japan and with respect to certain customer accounts associated with Fujitsu is not satisfactory based on specified criteria, then we have the right to require Fujitsu to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can, in specific situations, take steps to remedy deficiencies ourselves through means that include selling products ourselves or appointing another distributor as a supplementary distributor to sell products in Japan or to certain customers served by Fujitsu. Fujitsu is entitled to up to 35 percent of our quarterly production volume in short supply situations. That percentage is subject to reduction based on Fujitsu’s level of ownership in us and its level of purchases in previous quarters. We and Fujitsu can mutually agree to terminate the Fujitsu Distribution Agreement at any time. Either party can terminate the agreement for a material breach of performance thereunder after a failure to cure the breach within 120 days. We also have the right to terminate the agreement upon 90 days notice if Fujitsu’s ownership interest in us falls below five percent. We reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent effective April 1, 2005.

AMD Distribution Agreement

AMD’s sales force responsible for selling our products and related personnel was transferred to us as of April 1, 2005 and AMD ceased to earn any distribution margin on the sale of our products. Although the transition of certain related support functions, including booking and billing, is still underway, we expect to sell directly to AMD’s current customers, as well as potential customers not served by Fujitsu. To achieve this goal, as of April 1, we and AMD entered into an Agency Agreement pursuant to which AMD appointed us as its sales agent to assist AMD in fulfilling AMD’s obligations under the AMD Distribution Agreement and to carry out AMD’s sales, marketing and customer support activities on AMD’s behalf and in AMD’s name with existing and new Flash memory customers. After AMD’s sales support and operations are fully transitioned to us, which we expect will occur in the first half of fiscal 2006, the Agency Agreement and the AMD Distribution Agreement described below will be terminated.

We and AMD are party to the AMD Distribution Agreement, pursuant to which AMD acts as our sole distributor for sales of our products in the Americas and Europe and certain customer accounts associated with AMD. AMD also acts as a distributor throughout the rest of the world except in Japan and with respect to customer accounts associated with Fujitsu, which are served by Fujitsu. We license use of the Spansion trademark to AMD so that our products are sold under our own brand name. We also indemnify AMD from and against any third-party action claiming our products infringe upon a third-party’s intellectual property rights up to the amounts paid to AMD by their customers for the affected products.

Under the AMD Distribution Agreement, our prices are based on our recommended sales prices, subject to adjustment in certain cases based on AMD’s sales prices to their customers. We have the unconditional right to appoint additional distributors to sell our products outside of the Americas and Europe. Our right to appoint additional distributors to sell products in the Americas and Europe or to sell to certain customers served by AMD is subject to AMD’s consent for so long as AMD’s ownership interest in us remains above 25 percent. AMD has agreed to use its best efforts to promote the sale of our products in the Americas and Europe and to certain customers served by AMD. In the event that we reasonably determine that AMD’s sales performance in the Americas and Europe and to certain customers served by AMD is not satisfactory based on specified criteria, then we have the right to require AMD to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can, in specific situations, take steps to remedy deficiencies ourselves through means that include appointing another distributor as a supplementary distributor to sell products in the Americas and Europe and to customers served by AMD. AMD is entitled to up to 35 percent of our quarterly production volume in short supply situations. That percentage is subject to reduction based on AMD’s level of ownership in us and its level of purchases in previous quarters. We and AMD can mutually agree to terminate the AMD Distribution Agreement at any time. Either party can terminate the agreement for a material breach of performance thereunder after a failure to cure the breach within 120 days. We also have the right to terminate the agreement upon 90 days notice if AMD’s ownership interest in us falls below ten percent.

Margin Split Agreement

In April 2005, as a result of the anticipated termination of the AMD Distribution Agreement we reached an understanding with AMD and Fujitsu that the Margin Split Agreement described below will be terminated after AMD’s sales and support operations are fully transitioned to us, which we expect will occur in the first half of fiscal 2006. In connection with their roles as sole distributors of our products, AMD and Fujitsu entered into a Margin Split Agreement with us whereby they share distribution margins resulting from sales of our products that involve the efforts of both Fujitsu and AMD under certain circumstances. Under this agreement, AMD and Fujitsu may provide to each other referrals of potential customers for sales of products by the other distributor. AMD and Fujitsu may also perform design-in work on products to be sold by the other distributor. In return for each referral or design-in, Fujitsu and AMD agree to pay each other a portion of the distribution margin they earn on the end sale of our products to their customers.

Intellectual Property Contribution and Ancillary Matters Agreement

AMD and Fujitsu have each contributed to us various intellectual property rights pursuant to an Intellectual Property Contribution and Ancillary Matters Agreement. Under this agreement, we became owners, or joint owners with each of Fujitsu and AMD, of certain patents, patent applications, trademarks, and other intellectual property rights and technology. AMD and Fujitsu reserved rights, on a royalty-free basis, to practice the contributed patents and to license these patents to their affiliates and successors-in-interest to their semiconductor groups. AMD and Fujitsu each have the right to use the jointly-owned intellectual property for their own internal purposes and to license such intellectual property to others to the extent consistent with their non-competition obligations to us. Subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interest remains above a certain minimum level, we agreed to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights in that technology to each of AMD and Fujitsu. Under this agreement, for as long as AMD continues to hold a majority of our shares entitled to vote for the election of directors, AMD has agreed to enforce its applicable patents to minimize, to the extent reasonably possible, any of our losses, provided that the details of the manner in which AMD enforces its patents, including which of its patents AMD enforces, is left to AMD’s reasonable discretion. AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents. The parties to this agreement have agreed to amend and restate the agreement shortly prior to this offering to provide for the reorganization of Spansion LLC into a corporate structure and to provide for the contribution of additional patents. In addition, until the earlier of the second anniversary of this initial public offering or when our Board of Directors adopts a resolution to convert the Class D common stock to Class A common stock, Fujitsu has agreed to consider conditionally granting us an extension of rights under additional patents in certain circumstances where we can reasonably assert such patents as a claim or counterclaim to third party infringement claims asserted against us.

Patent Cross-License Agreements

In connection with our reorganization in June 2003, we granted to each of AMD and Fujitsu, and AMD and Fujitsu each granted to us, non-exclusive licenses under certain patents and patent applications of their semiconductor groups to make, have made, use, sell, offer to sell, lease, import and otherwise dispose of certain semiconductor-related products anywhere in the world. The patents and patent applications that are licensed are those with an effective filing date prior to the termination of our patent cross-license agreements. The agreements will automatically terminate on the later of June 30, 2013 and the date AMD or Fujitsu, as applicable, sells its entire equity interest in us. The agreements may be terminated by a party on a change in control of the other party or its semiconductor group. The licenses to patents under license at the time of the termination will survive until the last such patent expires.

In cases where there is a change of control of us, AMD, Fujitsu, or the semiconductor group of AMD or Fujitsu, as the case may be, each other party to the cross-license agreement shall have the right to terminate the agreement (or to invoke the provisions described in this paragraph if the agreement had been previously terminated) by giving 30 days written notice within 90 days after receiving notice of the change of control. If so terminated, the rights, licenses and immunities granted under the agreement will continue solely with respect to those licensed patents that are entitled to an effective filing date that is on or before, and are licensed as of, the date of such change of control, and will continue until the expiration of the last to expire of such licensed patents. Moreover, with respect to circuit patents, which are patents (other than process patents) covering elements relating to electrical signals to achieve a particular function, the rights, licenses and immunities granted to the party undergoing the change of control are limited solely to:

(i)	each existing and pending product of such party as of the date of change of control;

(ii)	each existing and pending product of the acquiring third party of such party as of the date of change of control that would have been in direct competition with products described in (i) above; and

(iii)	successor products of products described in (i) and (ii) above.

We will continue to make royalty payments associated with licenses that survive the termination of the agreement. In the first nine months of fiscal 2005, we paid royalties of approximately $11 million to each of AMD and Fujitsu under their respective patent cross-license agreements. In fiscal 2004, we paid royalties in the amounts of $18 million to each of AMD and Fujitsu under these agreements. We currently pay royalties to each of AMD and Fujitsu in the amount of one percent of net sales of our products. We have reached an agreement with each of AMD and Fujitsu to reduce the royalty rate to 0.5 percent beginning October 1, 2005. Shortly prior to the consummation of this offering, AMD and Fujitsu will also transfer certain additional intellectual property to us. At that time, the parties will amend and restate the patent cross-license agreements pursuant to which the royalty rate will be further reduced to 0.3 percent. The amended and restated patent cross-license agreements will provide that the royalty rates will be further reduced to 0.15 percent at the time the Class D common stock is converted into Class A common stock, and thereafter to zero percent on the second anniversary of the date of such conversion. The royalty rates were negotiated by AMD, Fujitsu and us.

Non-Competition Agreement

We are party to a non-competition agreement with AMD and Fujitsu, whereby AMD and Fujitsu each agree not to directly or indirectly engage in a business that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing only Flash memory, which is the business in which we primarily compete. This non-competition agreement does not prevent AMD or Fujitsu from manufacturing or selling products that incorporate Flash memory (whether it be Spansion Flash memory or a competitive product). Although AMD currently has no other operations that compete in the Flash memory market, Fujitsu currently produces and sells products that incorporate Spansion Flash memory or competitive Flash memory. Furthermore, AMD and Fujitsu each agree that if either of them acquires a business that has a division or other operations that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing only Flash memory, AMD and Fujitsu will provide us with a right of first offer to acquire the competing division or operations. AMD and Fujitsu are required to use their commercially reasonable efforts to divest the competing division or operations if we do not purchase them. These non-competition obligations of AMD will last until the earlier of (i) the dissolution of our company (not including the reorganization of Spansion LLC into a corporate structure in connection with this offering), and (ii) two years after the date on which AMD’s ownership interest in us is less than or equal to five percent. These non-competition obligations of Fujitsu will last until the earlier of (i) the dissolution of our company (not including the reorganization of Spansion LLC into a corporate structure in connection with this offering), and (ii) two years after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent.

We, AMD and Fujitsu also agreed not to solicit each other’s employees. Without our prior written consent, each of AMD and Fujitsu will not directly or indirectly either for itself or another person, (i) hire any individual employed by our company or (ii) solicit or encourage any individual to terminate his or her employment with our company. These obligations not to solicit or hire do not apply if (A) our company has terminated the employment of such individual or (B) at least two years has elapsed since such individual has voluntarily terminated his or her employment with our company. Similarly, without the prior written consent of AMD or Fujitsu, we agreed not to directly or indirectly either for ourselves or another person, (i) hire any individual employed by AMD or Fujitsu or (ii) solicit or encourage any individual to terminate his or her employment with AMD or Fujitsu. These obligations not to solicit or hire do not apply if (A) AMD or Fujitsu, as applicable, has terminated the employment of such individual or (B) at least two years has elapsed since such individual has voluntarily terminated his or her employment with AMD or Fujitsu, as applicable. These non-solicitation obligations of AMD will last until the earlier of (i) the dissolution of our company, and (ii) two years after the date on which AMD’s ownership interest in us is less than or equal to five percent. These non-solicitation obligations of Fujitsu will last until the earlier of (i) the dissolution of our company, and (ii) two years after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent. These non-solicitation obligations of our company with respect to AMD employees or Fujitsu employees will terminate at the same time as the non-solicitation obligations of AMD or Fujitsu, as applicable, terminate. The parties to this agreement have agreed to amend and restate the agreement shortly prior to this initial public offering to provide for the reorganization of Spansion LLC into a corporate structure.

AMD/Fujitsu Service Agreements

We are party to various service agreements with each of AMD and Fujitsu. Under its IT Services Agreement and General Services Agreement, AMD provides, among other things, certain information technology, facilities, logistics, legal, tax, finance, human resources, and environmental health and safety services to us. Under its IT Services Agreement and General Services Agreement, Fujitsu provides, among other things, certain information technology, research and development, quality assurance, insurance, facilities, environmental, and human resources services primarily to our manufacturing facilities in Japan. For services rendered, AMD and Fujitsu are each paid fees in an amount equal to cost plus five percent except for services procured by AMD and Fujitsu from third parties, which are provided to us at cost. AMD and Fujitsu each has the right to approve certain amendments to the other’s service agreements with us.

Unless otherwise earlier terminated, each of these service agreements expires on June 30, 2007, but the applicable parties may extend the term by mutual agreement. We have the ability to terminate individual services under the general services agreements at any time and for any reason upon at least six months’ advance notice. With respect to the IT service agreements and general service agreements, if AMD or Fujitsu has failed to comply with applicable service levels for a particular service and has failed to rectify such performance failure, we may terminate such service after 60 days have elapsed since initial notification of the failure to perform the service. Moreover, we may terminate an entire IT service agreement or general services agreement if AMD or Fujitsu breaches its material obligations under the respective agreement and does not cure such default within 90 days after receipt of a notice of default from us. Similarly, AMD or Fujitsu can terminate the respective agreement for our failure to make payments when due if we fail to cure such default within 90 days after receipt of notice of default. For the first nine months of fiscal 2005, the total charges to us for services from AMD were approximately $77 million and the total charges to us for services from Fujitsu were approximately $16 million. For fiscal 2004, the total charges to us for services from AMD were approximately $111 million and the total charges to us for services from Fujitsu were approximately $33 million.

Research and Design Services Agreement

We are party to an agreement pursuant to which we provide certain research and design services to AMD and Spansion (China) Limited provides manufacturing support services to AMD Technologies (China) Co. Ltd., AMD’s microprocessor assembly and test facility in Suzhou, China. For services rendered, we are paid fees generally in an amount equal to cost plus five percent. Unless otherwise earlier terminated, this service agreement expires on June 30, 2007, but the parties may extend the term by mutual agreement. AMD has the ability to terminate individual services under these agreements at any time and for any reason upon at least six months’ advance notice. In addition, if we have failed to comply with applicable service levels for a particular service and have failed to rectify such performance failure, AMD may terminate such service after 60 days have elapsed since initial notification of the failure to perform the service. Moreover, AMD may terminate the entire agreement if we breach our material obligations under the agreement and do not cure such default within 90 days after receipt of a notice of default from AMD. Similarly, we can terminate the agreement for AMD’s failure to make payments when due if it fails to cure such default within 90 days after receipt of notice of default. For the first nine months of fiscal 2005, the total charge to AMD for these services was approximately $4 million. For fiscal 2004, the total charge to AMD for these services was approximately $5 million.

Fujitsu Manufacturing Services Agreement

We have agreed with Fujitsu to amend the agreement pursuant to which Fujitsu provides certain manufacturing services to us at volumes ordered by Spansion and prices established on a quarterly basis. Prices are on the basis of product-type, and are equal to Fujitsu’s good faith estimate of its projected material, labor and overhead costs for the applicable product-type plus three percent. If Fujitsu’s aggregate expended labor and overhead costs for the manufacturing services actually purchased by us during a fiscal quarter are less than 97 percent of the projected labor and overhead costs for such fiscal quarter, then we are required to pay Fujitsu the amount of such deficiency in order to protect Fujitsu’s labor and overhead commitments from situations where the actual amounts of services purchased by us are materially different from projected orders. These services consist of assembly and testing services for our products. The amended manufacturing service agreement will expire on September 30, 2006, provided that we can terminate this agreement at any time upon four months’ notice, and we and Fujitsu may agree to terminate at any time. In addition, if either party materially defaults in the performance of a material obligation under the agreement, the non-defaulting party may terminate the agreement if the defaulting party has failed to cure the breach within a reasonable period of time of not less than 120 days of receipt after receipt of a notice of default from the other party. For the first nine months of fiscal 2005, we paid approximately $28 million to Fujitsu for these services. For fiscal 2004, we paid approximately $75 million to Fujitsu.

Spansion Japan/Fujitsu Foundry Agreement

On March 31, 2005, Spansion Japan, one of our subsidiaries, entered into a foundry manufacturing agreement with Fujitsu. Under this agreement, Spansion Japan provides wafer process foundry manufacturing services for Fujitsu’s microcontroller products which contain embedded Flash memory. The agreement has a term of three years and is automatically renewed for additional one-year periods absent notification of termination by a party at least two years prior to the termination date. Fees paid by Fujitsu to Spansion Japan under this agreement from the second quarter through the third quarter of fiscal 2005 were less than $1 million.

Remediation Agreement

In connection with our reorganization as of June 30, 2003, AMD contributed to us certain assets, including certain real property located in Sunnyvale, California which is a Superfund listed property under CERCLA. A clean up order was issued by the San Francisco Bay Regional Water Quality Control Board, and a record of decision for remedial action for the site was issued by the U.S. Environmental Protection Agency in 1991, pursuant to which AMD must conduct certain groundwater remediation activities. To clarify their respective responsibilities regarding the release of hazardous substances at the Sunnyvale property prior to its contribution to Spansion, we entered into a remediation agreement with AMD and Fujitsu, pursuant to which AMD covenants to conduct remediation activities in accordance with the U.S. EPA’s record of decision and the San Francisco Bay Regional Water Quality Control Board’s order. AMD also agreed to indemnify Fujitsu and us against any losses incurred by Fujitsu and us in connection with this environmental condition for actions taken prior to the contribution of the property to Spansion.

Leases

In connection with our reorganization, AMD’s subsidiary, Advanced Micro Devices Export SDN BHD (AMD Penang), agreed to lease certain land and premises in Penang, Malaysia, to Spansion (Penang) SDN BHD, our subsidiary in Malaysia, for a term of three years expiring on June 30, 2006. The lease covers use of approximately 81,000 square feet of space, including use of the common areas shared with AMD Penang. We must use the premises for test, mark, pack, assembly, research and development and related services and operations. Pursuant to the lease, we pay a monthly rental amount equal to a percentage of the total operating expenses of the premises. Upon expiration of the initial term of the lease, we will have the option of renewing the agreement for up to two additional three-year terms. For the nine months of fiscal 2005, we paid AMD approximately $106,000 under this arrangement. For fiscal 2004 and fiscal 2003, we paid AMD approximately $82,000 and approximately $42,000 under this arrangement.

In connection with our reorganization, Fujitsu’s subsidiary, Fujitsu VLSI, agreed to lease certain premises in Aichi, Japan, to Spansion Japan for a term of one year, to be automatically renewed for one year periods unless three months prior notice is given by either party. Under this lease, Fujitsu VLSI also provides various office services to Spansion Japan. We pay Fujitsu VLSI approximately $18,000 per month (based on December 26, 2004 exchange rates) for the premises lease and the office services.

We lease from Fujitsu the land upon which JV1, JV2 and JV3, our fabs in Aizu-Wakamatsu, Japan, are located. For the first nine months of fiscal 2005, we paid Fujitsu approximately $1.6 million under this arrangement. For fiscal 2004, we paid Fujitsu approximately $2.2 million under this arrangement.

Pending Property Transactions

As we continue our transition to becoming a standalone entity, we plan to purchase certain real property assets from AMD. We plan to purchase certain properties in Austin, Texas, and certain properties in Penang, Malaysia, effective October 24, 2005. These properties will be sold to us for an amount equal to U.S. GAAP net book value, which will be determined as of the end of fiscal October 2005. As of October 18, 2005, the net book values of the buildings in Austin and Penang were approximately $6 million and $5 million.

We also plan to enter into certain subleases with AMD. We plan to sublease Building 950 in Sunnyvale, California from AMD upon the completion of this offering for approximately $60,000 per month. The building is approximately 70,000 square feet, and the sublease will terminate January 2011. We plan to sublease Building 936 in Sunnyvale, California from AMD for approximately $13,000 per month. The building is approximately 12,000 square feet, and the sublease will terminate May 2007. We plan to sublease a building on Peterson Way in Sunnyvale, California from AMD for approximately $100,000 per month. The building is approximately 160,000 square feet, and it is anticipated that Spansion will occupy approximately 64,000 of that space. The sublease will terminate December 2009. AMD may request early termination before December 2005, but must give twelve months’ notice to terminate the sublease after December 2005.

Financial Obligations

We are party to several third-party loan agreements and lease financings, where our repayment or payment obligations thereunder are, in the aggregate, guaranteed by AMD and Fujitsu approximately in proportion to their percentage ownership interest in us immediately prior to this initial public offering (60 percent by AMD, 40 percent by Fujitsu). In connection with our reorganization as of June 30, 2003 and the contribution and sale of assets by AMD and Fujitsu, we issued several promissory notes payable to AMD and Fujitsu. For a description of these various financial agreements, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”

Seconded Employees

As of June 30, 2005, an aggregate of approximately 200 individuals remained employed by Fujitsu but were seconded, or made available to us, on a full-time basis. In fiscal 2004 and the first nine months of fiscal 2005, we paid approximately $13.3 million and $7.0 million to the employees seconded from Fujitsu. As of July 1, 2005, all but 16 of these employees were transferred to us. As of July 1, 2005, Spansion Japan entered into a supplemental secondment and transfer agreement with Fujitsu providing for the extended secondments and subsequent transfer to us, or return to Fujitsu, of the 16 Fujitsu employees that had not transferred to us. As of October 19, 2005, eight of these employees had returned to Fujitsu and eight employees remained seconded to us.

Certain of our employees, including our President and Chief Executive Officer, Bertrand F. Cambou, and our Executive Vice President and Chief Marketing and Sales Officer, Thomas T. Eby, were initially seconded to us by AMD, but are currently employed by us. Dr. Cambou was transferred to us as of April 1, 2005 and Mr. Eby was transferred to us as of September 19, 2005. In fiscal 2004 and the first nine months of fiscal 2005, we paid AMD approximately $1.5 million and $1.2 million for expenses related to these secondments.

Certain employees of Spansion Japan are enrolled in either a defined benefit pension plan, or a lump-sum retirement benefit plan sponsored by Fujitsu, or both. Pursuant to an agreement with Fujitsu, we are required to fund the proportional benefit obligations attributable to our employees enrolled in these plans as of June 30, 2003. We account for participation in these plans as multiemployer plans wherein the expense recorded for the plans is equal to our annual contributions. We recorded estimated pension costs of approximately $5.1 million, $7.0 million and $7.5 million for fiscals years ended March 31, 2003, December 28, 2003 and December 26, 2004. We recorded estimated pension costs of approximately $5.8 million and $3.9 million for the eight months ended September 1, 2004 and September 1, 2005. There were no unpaid contributions for fiscal years ended December 28, 2003 and December 26, 2004.

Stockholders Agreement

Upon our reorganization into a corporate structure, we will enter into a Stockholders Agreement with AMD and Fujitsu that imposes certain restrictions and obligations on AMD and Fujitsu and on their respective shares of our common stock and that provides for certain matters pertaining to our management and governance. Pursuant to the stockholders agreement, AMD and Fujitsu agree to vote all shares of common stock held by them or their affiliates so as to cause:

•	after the conversion of the Class D common stock, the election of each Class A director proposed for election by the Nominating Committee of our Board;

•	for so long as each of AMD and Fujitsu, or their respective affiliates, own at least 15 percent of our capital stock, the election of our Chairman of the Board:

•	to be our Class C director, subject to approval of a majority of our Class B directors, until our 2007 annual stockholders meeting, provided, however, that until our 2007 annual stockholder meeting (but not thereafter) the holder of Class C Common Stock may, at its discretion select any Class B director, instead of the Class C Director, as the Chairman of the Board;

•	from our Class B directors, subject to approval of our Class C director, from our 2007 annual stockholders meeting until our 2010 annual stockholders meeting; and

•	from either our Class B directors or Class C director, with the right to elect rotating every three years.

We agree to allow AMD or Fujitsu, as the case may be, to have one representative attend our Board meetings as a non-voting participant for so long as such stockholder owns at least five percent of our capital stock, on an as converted to common stock basis.

The stockholders agreement with AMD and Fujitsu also provides for certain transfer restrictions. Neither stockholder can transfer any shares, except to majority-owned subsidiaries, until the earlier of one year from the date of this offering or the conversion of the Class D common stock. In addition, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then outstanding common stock to any entity whose principal business competes with us, without first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007.

The stockholders agreement also provides for our cooperation with information. AMD and Fujitsu are both publicly traded companies, each of which is subject to legal and stock exchange reporting and other disclosure requirements. Accordingly, we will agree with AMD and Fujitsu to provide, subject to certain limitations, various financial and other information relating to us and to assist them in connection with their respective reporting, disclosure and other obligations. Each party has agreed that it will use any information provided under the agreement, unless otherwise made public, only in connection with these obligations and that it will not use the information for any other purpose, including in connection with the sale or purchase of securities issued by us.

Pursuant to the stockholders agreement, we have agreed to grant AMD and Fujitsu rights to request us to register all or any part of their shares of Class A common stock under the Securities Act. In addition, subject to certain limitations, AMD and Fujitsu have rights to request that their shares be included in any registration of our common stock that we initiate.

With the exception of board observer rights and registration rights, the stockholders agreement shall terminate when each party’s aggregate ownership interest in us falls below ten percent.

Commercial Die Purchases

We purchased from Fujitsu $72 million and $141 million of commercial die that we incorporate in our MCP products during the first nine months of fiscal 2005 and fiscal 2004. The prices paid by us to Fujitsu for these commercial die are determined through a bidding process that we use with our other suppliers. In selecting commercial die suppliers, we consider a number of factors, including price and whether the product design used by our end customer incorporates commercial die of specified suppliers. We believe that we could obtain a similar volume of commercial die from alternative sources without a material adverse effect on our operations, although there may be some delay due to the time required to qualify an alternate supplier.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of the date of this offering by each person or entity known to us to own beneficially more than five percent of our outstanding shares and our directors and executive officers as a group:

	Shares of common stock beneficially owned immediately prior to the offering			Shares of common stock beneficially owned after the offering assuming no exercise of the over-allotment option			Shares of common stock beneficially owned after the offering assuming full exercise of the over-allotment option
Beneficial Owner	Title of Class	Shares	% of Class	Title of Class	Shares	% of Class	Title of Class	Shares	% of Class
AMD One AMD Place Sunnyvale, CA 94086	Class A Class B	1	100 100%	Class A Class B	1	% 100	Class A Class B	1	% 100
Fujitsu Shiodome City Center 1-5-2 Higashi-Shimbashi, Minato-Ku, Tokyo 105-7123, Japan	Class D Class C	1	100 100	Class D Class C	1	100 100	Class D Class C	1	100 100

Our directors and executive officers did not own any shares as of the date of this offering. Other than as set forth above, no other person or entity owned more than five percent or more of our outstanding common stock or exercised control or could exercise control over us as of the date of this offering.

CONCURRENT OFFERING OF MANDATORY CONVERTIBLE PREFERRED STOCK

Concurrently with this offering of common stock, we plan to issue                      shares of our mandatory convertible preferred stock (plus up to an additional                      shares that may be issued upon exercise of the underwriters’ over-allotment option). There are currently no shares of preferred stock outstanding. The completion of the sale of our mandatory convertible preferred stock is a condition to the completion of this offering.

Ranking

Our mandatory convertible preferred stock will rank senior in right of payment to all of our common stock now outstanding or to be issued in the future and junior to all our existing and future debt obligations, the terms of which provide that such class or series will rank senior to our mandatory convertible preferred stock. The terms of the mandatory convertible preferred stock will restrict our ability to issue capital stock that ranks senior to the mandatory convertible preferred stock.

Dividends

If declared, dividends on our mandatory convertible preferred stock will be paid on the      calendar day (or the following business day if such day is not a business day) of each             ,             ,              and             ,              commencing on                     , 200    , other than the last dividend payment which will be paid on                     , 2008.

Dividends on our mandatory convertible preferred stock will be $             for each share of mandatory convertible preferred stock per year. Dividends will be cumulative from the date of issuance and to the extent that assets are legally available to pay dividends and our board of directors or an authorized committee of our board declares a dividend payable, we will pay dividends in cash, shares of our common stock, or any combination thereof, in our sole discretion, every quarter. Shares of our common stock used to pay dividends will be delivered to the transfer agent to be sold, resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable.

Mandatory Conversion

On                     , 2008, which we refer to as the automatic conversion date, each share of mandatory convertible preferred stock will automatically convert into shares of our Class A common stock, based on the conversion rate then in effect. The holders of our mandatory convertible preferred stock on the automatic conversion date will have the right to receive a dividend of cash, shares of our Class A common stock, or any combination of cash and common stock, as we determine in our sole discretion, in an amount equal to the accumulated and unpaid dividends on our mandatory convertible preferred stock as of the automatic conversion date, whether or not declared, out of legally available assets.

The conversion rate for each share of mandatory convertible preferred stock will not be fewer than                      shares of our common stock and no more than                      shares of our common stock, and will depend on the applicable market value of our common stock, as described below. The conversion rate is subject to certain adjustments.

The applicable market value is the average of the volume-weighted average prices per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the automatic conversion date.

The following table illustrates the conversion rate per share of mandatory convertible preferred stock and the value of our common stock issuable upon conversion on the automatic conversion date, at the applicable market value shown, subject to certain anti-dilution adjustments:

Applicable Market Value on Automatic Conversion Date	Conversion rate
Equal to or greater than $
Greater than $ and less than $	between and
Less than or equal to $

Provisional Conversion at Our Option

At any time on or after the first anniversary of the date of this prospectus and prior to the mandatory conversion date, we may elect to cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding for shares of Class A common stock if the closing price per share of our Class A common stock exceeds $             for at least 20 trading days within a period of 30 consecutive trading days, at a conversion rate of                      shares of our Class A common stock. We may also elect to cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding for shares of Class A common stock at any time prior to the mandatory conversion date if we are a party to a merger or consolidation transaction, at a conversion rate of              shares our Class A common stock.

In either case, the conversion rate with respect to such events will be subject to certain anti-dilution adjustments. Moreover, we may convert the shares of mandatory convertible preferred stock in the circumstances described in this paragraph only if, in addition to issuing shares of common stock, we either

•	pay holders of our mandatory convertible preferred stock out of legally available assets an amount of cash equal to any accumulated and unpaid dividend payments on our mandatory convertible preferred stock, whether or not declared, and the present value of all the remaining dividend payments through and including , 2008, on our mandatory convertible preferred stock, computed using a discount rate; or

•	increase the number of shares of our Class A common stock to be issued on conversion by an amount equal to the sum of the accrued and unpaid dividends and the present value of all remaining dividend payments, divided by the applicable market value per share of our Class A common stock.

Conversion at the Option of the Holder

At any time on or after the first anniversary of the date of this prospectus and prior to the automatic conversion date, holders of mandatory convertible preferred stock may elect to convert each of their shares of mandatory convertible preferred stock into              shares of our Class A common stock, subject to certain anti-dilution adjustments.

Early Conversion Upon Cash Acquisition

If we are the subject of specified cash acquisitions on or prior to                     , 2008, under certain circumstances, we will permit conversion of our mandatory convertible preferred stock during the period beginning on the date that is 15 days prior to the anticipated effective date of the applicable cash acquisition and ending on the date that is 15 days after the actual effective date at a specified conversion rate determined by reference to the price per share of our Class A common stock paid in such cash acquisition and pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including                     , 2008. The applicable conversion rate will be determined based on the date such transaction becomes effective and the price paid per share of our Class A common stock in such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of providing for immediate conversion and paying the dividend amount, we may elect to adjust our conversion obligation such that upon conversion of the mandatory convertible preferred stock, we will deliver acquirer common stock.

Anti-dilution Adjustments

The formula for determining the conversion rate on the automatic conversion date and the number of shares of our Class A common stock to be delivered upon any other conversion date may be adjusted if certain events occur, including if:

•	we pay dividends (and other distributions) on shares of our common stock in shares of our common stock;

•	we issue to all holders of shares of our common stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase our shares of common stock at less than the current market price of shares of our common stock on the date fixed for the determination of stockholders entitled to receive such rights or warrants;

•	we subdivide, split or combine shares of our common stock;

•	we distribute to all holders of shares of our common stock evidences of our indebtedness, shares of capital stock, securities, cash or other assets (excluding the dividends, distributions, rights and warrants referred to in the bullets above);

•	we make a distribution consisting exclusively of cash to all holders of shares of our common stock subject to limited exceptions; or

•	we or any of our subsidiaries successfully completes a tender or exchange offer for shares of our common stock to the extent that the cash and the value of any other consideration included in the payment per share of our common stock exceeds the current market price per share of our common stock on the fifteenth trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

Liquidation

In the event of our liquidation, our dissolution or the winding up of our affairs, the holders of shares of mandatory convertible preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made on our common stock, or any future class of securities which ranks junior to our mandatory convertible preferred stock as to the distribution of assets upon our voluntary or involuntary liquidation, our dissolution or the winding up of our affairs, a liquidating distribution in the amount of $25.00 per share, plus an amount equal to the sum of all accumulated and unpaid dividends, whether or not declared, for the then-current dividend period and all prior dividend periods.

In the event our assets available for distribution to the holders of shares of mandatory convertible preferred stock upon any liquidation, dissolution or winding up of our affairs are insufficient to pay in full all amounts to which the holders are entitled as provided above, no such distribution will be made on account of any other stock ranking equally with our mandatory convertible preferred stock as to the distribution of assets upon that liquidation, dissolution or winding up unless a pro rata distribution is made on our mandatory convertible preferred stock, with the amount allocable to each series of parity stock determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and distributions to the shares of each series being made on a pro rata basis.

Voting Rights

Holders of the mandatory convertible preferred stock will not be entitled to any voting rights, except as required by applicable state law and as described below.

We will not, without the approval of the holders of at least a majority of the shares of our mandatory convertible preferred stock then outstanding:

•	amend our certificate of incorporation, as amended, if the amendment would alter or change the powers, preferences, privileges or rights of the holders of shares of our mandatory convertible preferred stock so as to materially and adversely affect them;

•	issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any stock of any class ranking senior to our mandatory convertible preferred stock as to dividends or upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs; or

•	reclassify any of our authorized stock into any stock of any class, or any obligation or security convertible into or evidencing a right to purchase such stock, ranking senior to our mandatory convertible preferred stock as to dividends or upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs,

No such vote will be required for us to take any of these actions to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any stock of any class ranking equally with or junior to our mandatory convertible preferred stock as to dividends and upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs.

In any case where the holders of our mandatory convertible preferred stock are entitled to vote, each holder shall be entitled to one vote for each share of our mandatory convertible preferred stock held by that holder.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws, each of which will be in effect as of the date of this prospectus, are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

As of the consummation of this offering, our authorized capital stock will consist of         shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share,          shares of Class D common stock, par value $0.001 per share, and          shares of preferred stock, par value $0.001 per share.

Common Stock

Our common stock shall consist of four classes of stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. As of the consummation of this offering, there will be:

•	shares of Class A common stock issued and outstanding;

•	one share of Class B common stock issued and outstanding and beneficially held by AMD;

•	one share of Class C common stock issued and outstanding and beneficially held by Fujitsu; and

•	shares of Class D common stock issued and outstanding and beneficially held by Fujitsu.

The purpose of the Class B common stock and the Class C common stock is solely to entitle AMD and Fujitsu to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on the holder’s aggregate ownership interest in us. As of the consummation of this offering, AMD will have the right to elect two Class B directors and Fujitsu will have the right to elect one Class C director. The Class D common stock is not entitled to vote with respect to the election of our directors. As a result, immediately following the offering contemplated by this prospectus, AMD will hold a majority of our shares of capital stock entitled to vote for the election of our directors, which we believe will allow us to remain a beneficiary under various AMD contracts and intellectual property licenses that extend to companies for which AMD holds a majority of shares of capital stock entitled to vote for the election of directors. This is intended to provide us additional time to make our own arrangements with respect to parties to these contracts, or other similar parties, as necessary as a standalone company.

Voting Rights

Except as described below or as required by law, the holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of any class of our common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by our board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Holders of our Class A common stock will have the right to vote to elect four Class A directors. As of the consummation of this offering, AMD will have the right to vote its share of Class B common stock to elect two Class B directors and Fujitsu will have the right to vote its share of Class C common stock to elect one Class C director. The number of directors to be elected by holders of Class B common stock or Class C common stock is dependent on such holder’s aggregate ownership interest in us, as set forth in our certificate of incorporation. Holders of our Class D common stock will have no right to elect any directors.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. In addition, the terms of our current credit arrangements restrict, and we expect the senior unsecured notes being concurrently issued in a private placement by Spansion LLC, our indirect wholly-owned subsidiary, will restrict, our ability to declare or pay dividends on our common stock. Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of our company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of our common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock upon consummation of this offering will be fully paid and non-assessable by us.

Conversion Rights

There are no conversion rights with respect to our Class A common stock. Our Class B common stock, Class C common stock and Class D common stock are convertible automatically into Class A common stock upon the occurrence of certain events.

Our Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	AMD’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	AMD transfers its share of Class B common stock to any person other than an AMD affiliate.

Our Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	Fujitsu’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate.

Our Class D common stock will convert automatically on a one-for-one basis into Class A common stock upon the earlier of:

•	the date that is the one-year anniversary of the date of filing of our Certificate of Incorporation; and

•	the date upon which our board of directors elects to cause the Class D common stock to convert following a determination that such conversion is in our best interests.

In the event of any such conversion, any rights specifically granted to the holders of Class B common stock, Class C common stock or Class D common stock, as the case may be, shall cease to exist, and we shall not be authorized to reissue such shares of Class B common stock, Class C common stock or Class D common stock, as the case may be.

Merger or Consolidation

In the event of our merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock, other securities or property (including cash).

Preferred Stock

Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion Inc. without further action by the stockholders.

For a summary of the terms of our mandatory convertible preferred stock to be outstanding following the completion of our concurrent offering of mandatory convertible preferred stock, see “Concurrent Offering of Mandatory Convertible Preferred Stock” elsewhere in this prospectus.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

The provisions of our certificate of incorporation and bylaws that are summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids, and are meant to encourage persons interested in acquiring control of our company to first consult with the board of directors to negotiate terms of a potential business combination or offer. Further, these provisions will protect against an unsolicited proposal for our takeover that may affect the long-term value of our stock or that may be otherwise unfair to our stockholders. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Consent of AMD or Fujitsu Required for Certain Transactions

Upon the consummation of this offering and our conversion to Spansion Inc., our bylaws will provide that for so long as AMD and Fujitsu maintain specified ownership levels in our common stock, we will not take certain actions specified in our bylaws without the prior consent of AMD and Fujitsu. These consent rights will include, among other things:

•	Joint Ventures and Strategic Alliances. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 25 percent, we shall not enter into any joint venture, strategic alliance or similar arrangement:

•	with an integrated electronics manufacturer having the majority of its assets in Japan and annual semiconductor revenue in excess of one hundred billion yen;

•	prior to June 30, 2007, relating to manufacturing, memory product design or CMOS product development that involve actual or potential contribution of cash or assets by us to such joint venture or to a third party exceeding $50 million in any fiscal year or $250 million in the aggregate over the life of the joint venture or arrangement, excluding arrangements for providing foundry services with entities that derive more than 75 percent of their revenue from foundry services or arrangements for the assembly, pack, mark and test of semiconductor devices; or

•	relating to activities unrelated to manufacturing, memory product design or CMOS process development that involve the actual or potential contribution of cash or assets by us exceeding $200 million in any fiscal year or $1 billion in the aggregate over the life of the joint venture or arrangement.

•	Amendment of Certificate of Incorporation and Bylaws Provisions. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least ten percent, we shall not amend our certificate of incorporation or bylaws.

•	Conduct New Unrelated Business. For so long as AMD’s or Fujitsu’s aggregate ownership interest is at least 20 percent, we shall not engage in or undertake any material activity unrelated to our current Flash memory business.

•	Facility Closings. For so long as AMD or Fujitsu owns shares of our common stock, we shall not shut down operations at JV3 or any facilities of the non-manufacturing organization of Spansion Japan before April 1, 2007, or shut down operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice or shut down operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice.

•	Headcount Reductions. For so long as AMD or Fujitsu owns shares of our common stock, we shall not reduce headcount at JV1, JV2 or JV3 by more than ten percent prior to April 1, 2007 or reduce headcount at any facilities of the non-manufacturing organization of Spansion Japan by more than 15 percent prior to April 1, 2007.

Delaware Anti-Takeover Law

Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Corporate Opportunities

Our certificate of incorporation includes a corporate opportunities provision that sets forth guidelines to regulate the conduct of certain affairs of our company as they may involve AMD and Fujitsu and their respective officers and directors, and our officers, directors and stockholders in connection therewith.

Neither AMD nor Fujitsu shall have any duty to refrain from engaging in the same or similar activities or lines of business as us, and none of AMD, Fujitsu or any of their respective officers or directors, except as provided below, shall be liable to us or our stockholders for breach of any fiduciary duty solely by reason of any such activities of AMD or Fujitsu, as the case may be. In the event that AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both AMD or Fujitsu, as the case may be, and us, AMD or Fujitsu, as the case may be, shall have no duty to communicate or offer such corporate opportunity to us and shall not be liable to us or our stockholders for breach of any fiduciary duty as one of our stockholders solely by reason of the fact that AMD or Fujitsu, as the case may be, pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us. This corporate opportunities provision in our certificate of incorporation shall not have any effect on any agreement regarding the ability of AMD or Fujitsu to engage in a similar line of business as us. However, pursuant to our non-competition agreement, AMD and Fujitsu are currently prevented from engaging in a business that competes with our current business.

In the event that one of our directors or officers who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and AMD or Fujitsu, as the case may be, such director or officer shall have fully satisfied and fulfilled to the fullest extent permitted by law the fiduciary duty of such director or officer to us and our stockholders with respect to such corporate opportunity, and we renounce, to the extent permitted by law, any interest or expectancy in such business opportunity and waive any claim that such opportunity should have been offered us, if such director or officer acts in a manner consistent with the following policy:

•	a corporate opportunity offered to such director or officer shall belong to us only if such opportunity is expressly offered to such director or officer in writing solely in his or her capacity as one of our directors or officers;

•	otherwise, such corporate opportunity shall belong to AMD or Fujitsu, as the case may be.

Our certificate of incorporation provides that any person purchasing or otherwise acquiring any shares of our capital stock will be deemed to have notice of and to have consented to these corporate opportunities provisions set forth in the certificate of incorporation. Until the time that AMD ceases to own beneficially at least ten percent of the then outstanding shares of our common stock, amendment of this provision of our certificate of incorporation requires the approval of the holders of at least 50 percent of the outstanding shares of the Class B common stock, voting separately as a class. Until the time that Fujitsu ceases to own beneficially at least ten percent of the then outstanding shares of our common stock, amendment of this provision of our certificate of incorporation requires the approval of the holders of at least 50 percent of the outstanding shares of the Class C common stock, voting separately as a class.

Election and Removal of Directors

Election of Directors.    We expect that our board of directors will initially consist of seven directors, three of whom will be independent directors. Our certificate of incorporation provides for division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. This classification of the board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company.

Holders of our Class A common stock have the voting power to elect four directors. The holder of our Class B common stock has the voting power to elect two directors, provided its aggregate ownership interest in us is at least 40 percent, and has the voting power to elect one director if its aggregate ownership interest in us is less than 40 percent but is at least ten percent. The holder of our Class C common stock has the voting power to elect one director, provided its aggregate ownership interest in us is at least ten percent. Holders of our Class D common stock have no voting power to elect directors.

Any vacancy of a Class B or Class C director may be filled only by the affirmative vote of the remaining Class B or Class C directors even if less than a quorum of the board, or by a sole remaining Class B or Class C director, or if no Class B or Class C director remains, by the holder of the Class B or Class C common stock, voting separately as a class. However, at the time that there occurs a reduction in the number of Class B or Class C directors eligible to serve on the board of directors, then upon the affirmative vote of the majority of directors, any such vacancies may be filled with that number of additional directors elected at the direction of the Class A common Stock needed to maintain seven directors serving on the board. Otherwise, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of the directors then in office.

Removal of Directors.    Except with respect to any directors elected by holders of preferred stock:

•	any Class A director may be removed at any time, with cause, by majority vote of the holders of the common stock (and any series of preferred stock then entitled to vote at an election of directors), voting together as one class;

•	any Class B director may be removed at any time, with or without cause, by majority vote of the holders of the Class B common stock, voting separately as a class; and

•	any Class C director may be removed at any time, with or without cause, by majority vote of the holders of the Class C common stock, voting separately as a class.

Board Meetings.    Our bylaws provide that special meetings of the board of directors may be called by any director then in office.

Stockholder Actions

Actions by Written Consent.    Our certificate of incorporation provides that, except with respect to actions taken by written consent of the holders of our Class B common stock or our Class C common stock, or by any future holders of preferred stock, if so designated, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting.

Special Meetings of Stockholders.    Under our bylaws, only a majority of our board of directors, our chairman of the board, or any Class B director or Class C director, may call special meetings of our stockholders.

Advance Notice Requirements.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed between 60 and 90 days before the anniversary of the last annual meeting of stockholders, but if the annual meeting is not held within 30 days before or after the anniversary, a stockholder’s notice must be received no later than 10 days following the first public announcement of the meeting.

Authorized but Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Amendments to Certificate of Incorporation or Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation provides that the affirmative vote of the holders of a majority of our issued and outstanding common stock and any preferred stock, voting as one class, can amend our certificate of incorporation, except with respect to the provisions described above governing the election of directors and the handling of corporate opportunities between AMD, Fujitsu and us, which, for as long as there are outstanding shares of Class B common stock or Class C common stock, can only be amended with the affirmative vote of at least 50 percent of the outstanding shares of the Class B common stock or the Class C common stock as applicable, in each case voting separately as a class. However, if any amendment to our certificate of incorporation would alter the rights of a particular class of stock so as to affect them adversely, the amendment must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

With respect to amending our bylaws, amendments to the consent rights described above require the affirmative majority vote of the Class B common stock and the Class C common stock, each voting separately as a class. In all other cases, the board may amend or repeal our bylaws by vote of a majority of the board, and the stockholders may amend or repeal our bylaws by the affirmative vote of the majority of holders of our common stock, voting as a single class.

Registration Rights

In connection with this offering, we have agreed with AMD and Fujitsu to grant them registration rights with respect to shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Exculpation and Indemnification of Directors and Officers

Our certificate of incorporation includes provisions to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also includes provisions to eliminate the personal liability of our directors and officers to us and our stockholders to the fullest extent permitted by Delaware law. Under current law, such exculpation would extend to an officer’s or director’s breaches of fiduciary duty, except for (i) breaches of such person’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) those instances where such person received an improper personal benefit as the result of such breach and (iv) acts in violation of Section 174 of the Delaware General Corporation Law prohibiting unlawful payment of dividends or unlawful stock purchase or redemption. Our bylaws provide that we will indemnify our directors, officers and employees against judgments, fines, amounts paid in settlement and reasonable expenses. Insofar as the indemnification for liabilities resulting under the Securities Act may be permitted to our directors or officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Nasdaq Trading

We intend to have our Class A common stock approved for quotation on the Nasdaq National Market under the symbol “SPSN.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Limited and its telephone number is (303) 262-0705.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for shares of our common stock. Therefore, future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our shares of our common stock in the public market after the restrictions lapse, could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of the offering, our current stockholders will own              shares of our common stock which will represent approximately      percent of the total outstanding shares of our common stock (     percent if the underwriters’ over-allotment option is exercised in full), and our employees will have the right to purchase and/or acquire ownership of              shares of our common stock (approximately      percent of the outstanding shares) through the exercise of options that are subject to future vesting, or the lapsing of restrictions on Restricted Shares or Restricted Stock Units. We, our directors and executive officers, AMD and Fujitsu have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period ending 180 days after the date of this prospectus without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC. See “Underwriting.” After the expiration of the “lock-up” period 180 days from the effective date, those stockholders and holders of securities convertible into, or exercisable or exchangeable for, our common stock will be entitled to dispose of their shares upon compliance with applicable securities laws. After this lock-up period, approximately              shares of our restricted shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then outstanding shares of common stock (approximately shares immediately after this offering); or

•	the average weekly trading volume of shares of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, such affiliate’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

The stockholders agreement with AMD and Fujitsu also provides for certain transfer restrictions. Neither stockholder can transfer any shares, except to majority-owned subsidiaries, until the earlier of one year from the date of this offering or the conversion of the Class D common stock. In addition, neither stockholder can transfer shares in an amount equal to or greater than one percent of the then outstanding common stock to any entity whose principal business competes with us, unless first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock to a Non-U.S. Holder (as defined below) is for general information only and is not a complete analysis of all the potential tax consequences related thereto.

As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of Class A common stock for U.S. federal income purposes other than:

•	a citizen or individual resident of the United States;

•	a corporation or a partnership or any other entity taxable as a corporation or a partnership under U.S. federal income tax laws created or organized in or under the laws of the United States, of any state of the United States or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a U.S. court if one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, including any pass-through entity treated as a partnership for U.S. federal income tax purposes, is a holder of Class A common stock, the tax treatment of a partner in such partnership or member in such pass-through entity will generally depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. A holder that is a partnership or other pass-through entity, and partners in such partnership or members in such pass-through entity, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of Class A common stock.

This discussion does not consider:

•	U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•	any state or local tax consequences, or any foreign tax consequences;

•	the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, insurance companies, dealers or traders in securities or commodities, persons that own (or are deemed to own) more than five percent of our company (except as specifically set forth below), persons deemed to sell Class A common stock under the constructive sales provisions of the Internal Revenue Code of 1986, as amended (the “Code”), tax-exempt entities and certain former citizens or residents of the United States;

•	special tax rules that may apply to a Non-U.S. Holder that holds Class A common stock as part of a “straddle, “hedge, “conversion transaction” or other risk reduction transaction; or

•	a Non-U.S. Holder that does not hold Class A common stock as a capital asset within the meaning of the Code (generally property held for investments).

The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively, so as to result in federal income and estate tax consequences significantly different from those summarized below. We have not requested a ruling from the U.S. Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements and conclusions made below regarding the U.S. federal income tax consequences of the purchase or ownership of Class A common stock to a Non-U.S. Holder. There can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Dividends

If distributions are paid on shares of Class A common stock, such distributions (other than certain pro rata distributions of common stock) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in his or her Class A common stock. Any remainder will constitute gain on the Class A common stock. See “—Gain on Disposition of Class A Common Stock.” The dividends on Class A common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. In order to receive an applicable reduced treaty rate, a Non-U.S. Holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, are attributable to a permanent establishment or fixed base in the United States), are generally not subject to the 30 percent withholding tax if the Non-U.S. Holder files the appropriate IRS form with the payor. However, such effectively connected dividends, net of specified deductions and credits, generally are subject to U.S. federal income tax at the same graduated rates as applicable to a United States person as defined under the Code. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as specified by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States but that are not, under an applicable income tax treaty attributable to a permanent establishment or fixed base in the United States may be eligible for a reduced rate of United States withholding tax under such treaty, provided applicable disclosure and certification requirements are met.

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. If a Non-U.S. Holder holds Class A common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of Class A common stock unless:

•

the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment or fixed base in the United States), in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax at the rate of 30 percent (or such lesser rate as may be specified by an applicable income tax treaty in the case of a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements, in which case such individual will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held Class A common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted five percent or less of the Class A common stock, provided that Class A common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.

Federal Estate Tax

Class A common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or exchange of information treaty.

U.S. federal backup withholding, currently at a 28 percent rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition or a redemption of Class A common stock effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established. If a Non-U.S. Holder sells Class A common stock through a U.S. broker or the U.S. office of a non-U.S. broker, the broker will be required to report to the IRS the amount of proceeds paid and also backup withheld on that amount unless appropriate certification is provided concerning the Non-U.S. Holder’s status or a non-U.S. person or the Non-U.S. Holder is an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

UNDERWRITING

Citigroup Global Markets Inc. and Credit Suisse First Boston LLC are acting as joint book-running managers of the offering and the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
UBS Securities LLC
Dresdner Kleinwort Wasserstein Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our Class A common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and the holders of all classes of our common stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Credit Suisse First Boston LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares of our Class A common stock to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our common stock may be made to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares of our Class A common stock offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree No. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

The shares of our Class A common stock offered by this prospectus have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares of our Class A common stock have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares of our Class A common stock in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Each underwriter has acknowledged that the offering of the shares of our Class A common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa,

or CONSOB) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares of our Class A common stock or the prospectus be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (Regulation No. 11522), or pursuant to another exemption from the requirements of Articles 94 and seq. of Legislative Decree No. 58 of February 24, 1998, which we refer to as the Italian Finance Law, and CONSOB Regulation No. 11971 of May 14, 1999, as amended (Regulation No. 11971).

Each underwriter has represented and agreed that any offer, sale or delivery of the shares of our Class A common stock or distribution of copies of the prospectus or any other document relating to the shares of our Class A common stock or the prospectus in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be:

(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, which we refer to as the Italian Banking Law, Italian Finance Law, Regulation No. 11522 and any other applicable laws and regulations;

(b)	in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and

(c)	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the shares of our common stock by CONSOB or the Bank of Italy.

Any investor purchasing the shares of our Class A common stock in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Neither the shares of our Class A common stock or this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, the shares may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of article 30bis of the Spanish Securities Market Law of July 1988 (Ley 24/1988, de 28 de Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

Each underwriter has represented, warranted and agreed that:

•	it has not made and will not make an offer of the shares to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our common stock and the offer that has been approved by the Financial Services Authority (“FSA”) or, where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the shares to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 (“FSMA”) or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

•	the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the Class A common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “SPSN.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

Paid by Spansion
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our Class A common stock or of our mandatory convertible preferred stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been competed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock or mandatory convertible preferred stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $            .

The underwriters have performed investment banking and advisory services for AMD and Fujitsu from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us, AMD and Fujitsu in the ordinary course of their business.

Some of the underwriters are also acting as underwriters in the concurrent public offering of our mandatory convertible preferred stock and as initial purchasers in the concurrent private placement of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, and will receive customary fees for such services.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third party vendor or by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Francisco, California. The underwriters have been represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 28, 2003 and December 26, 2004, and for the year ended March 31, 2003, the nine months ended December 28, 2003 and the year ended December 26, 2004, as set forth in their report. We have included financial statements of Spansion LLC in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered in this prospectus and the shares of mandatory convertible preferred stock offered concurrently with this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract or document.

You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, on the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the Securities and Exchange Commission. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.spansion.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members

Spansion LLC

We have audited the accompanying consolidated balance sheets of Spansion LLC (the “Company”), formerly known as Fujitsu AMD Semiconductor Limited, as of December 28, 2003 and December 26, 2004 and the related consolidated statements of operations, members’ capital/stockholders’ equity and cash flows for the year ended March 31, 2003, for the nine months ended December 28, 2003 and for the year ended December 26, 2004. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 28, 2003 and December 26, 2004, and the consolidated results of its operations and its cash flows for the year ended March 31, 2003, for the nine months ended December 28, 2003 and for the year ended December 26, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

San Jose, California

February 21, 2005

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005	Sept. 25, 2005
			(unaudited)	As Adjusted (unaudited) (Note 17)
Assets (Note 8)
Current assets:
Cash and cash equivalents	$329,544	$138,188	$119,024
Short-term investments	—	57,950	—
Trade accounts receivable from members (Note 4)	407,486	372,692	378,072
Allowance for doubtful accounts	—	—	(470)

Trade accounts receivable from members, net	407,486	372,692	377,602
Other receivables from members	13,435	7,754	28,013
Inventories:
Raw materials	40,323	35,932	25,000
Work-in-process	331,949	331,288	384,723
Finished goods	69,908	93,326	72,511

Total inventories	442,180	460,546	482,234
Deferred income taxes	33,968	40,718	27,503
Prepaid expenses and other current assets	28,967	10,134	28,081

Total current assets	1,255,580	1,087,982	1,062,457

Property, plant and equipment:
Land	36,687	37,557	36,232
Buildings and leasehold improvements	1,410,869	1,440,567	1,395,349
Equipment	4,127,997	4,402,507	4,369,352
Construction in progress	55,584	71,280	201,107

Total property, plant and equipment	5,631,137	5,951,911	6,002,040
Accumulated depreciation and amortization	(3,779,439)	(4,138,197)	(4,355,483)

Property, plant and equipment, net	1,851,698	1,813,714	1,646,557
Deferred income taxes	—	2,382	5,174
Investments	5,000	5,000	20,000
Other assets	13,345	10,437	25,760

Total assets (Note 8)	$3,125,623	$2,919,515	$2,759,948

Liabilities and Members’ Capital/Pro Forma Stockholders’ Equity
Current liabilities:
Notes payable to banks under revolving loans	$—	$—	$75,656
Accounts payable	221,211	195,535	288,435
Accounts payable to members (Note 4)	103,329	48,610	94,380
Accrued compensation and benefits	34,130	50,900	60,838
Accrued liabilities to members (Note 4)	22,089	24,796	20,472
Other accrued liabilities	57,490	30,323	61,049
Income taxes payable	5,732	27,382	7,767
Deferred income on shipments to a member	15,608	31,040	27,277
Current portion of long-term obligations to members (Note 8)	—	117,158	377,187
Current portion of long-term debt	72,280	106,322	62,354
Current portion of long-term obligations under capital leases	83,527	96,496	103,133

Total current liabilities	615,396	728,562	1,178,548

Deferred income taxes	84,814	58,725	26,032
Long-term accrued liabilities to a member (Note 3)	—	6,223	10,652
Long-term obligations to members, less current portion (Note 8)	414,085	268,252	3,699
Long-term debt, less current portion	168,146	98,165	102,739
Long-term obligations under capital leases, less current portion	161,646	87,204	55,732
Other long-term liabilities	23,941	25,177	34,421
Commitments and contingencies

Members’ capital/pro forma stockholders’ equity:
Contributed capital—AMD Investments, Inc.	891,274	885,145	891,266
Contributed capital—Fujitsu Microelectronics Holding, Inc.	594,182	590,096	594,177
Class A common stock, $0.001 par value, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis (unaudited) (Note 17)
Class B common stock, $0.001 par value, 1 share authorized on a pro forma basis, 1 share issued and outstanding on a pro forma basis (unaudited) (Note 17)
Class C common stock, $0.001 par value, 1 share authorized on a pro forma basis, 1 share issued and outstanding on a pro forma basis (unaudited) (Note 17)
Class D common stock, $0.001 par value, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis (unaudited) (Note 17)
Mandatory convertible preferred stock, $0.001 par value shares authorized on a pro forma basis, no shares issued and outstanding on a pro forma basis (unaudited) (Note 17)
Additional paid-in capital on a pro forma basis (unaudited) (Note 17)
Retained earnings (deficit)	192,400	172,698	(83,891)	(83,891)
Accumulated other comprehensive loss	(20,261)	(732)	(53,427)	(53,427)

Total members’ capital/pro forma stockholders’ equity	$1,657,595	$1,647,207	$1,348,125	$1,348,125

Total liabilities and members’ capital/pro forma stockholders’ equity	$3,125,623	$2,919,515	$2,759,948	$2,759,948

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Operations

(in thousands, except share amounts)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003		Year Ended Dec. 26, 2004		Nine Months Ended
						Sept. 26, 2004		Sept. 25, 2005
						(unaudited)
Net sales to members	$961,950		$1,193,212		$2,262,227		$1,775,251		$1,411,209

Expenses:
Cost of sales (including $472,671, $322,999, $345,512, $287,533 (unaudited) and $195,538 (unaudited) of expenses to members) (Note 4)	921,924		1,086,030		1,840,862		1,425,905		1,312,470
Research and development (including $0, $34,245, $54,304, $40,446 (unaudited) and $26,403 (unaudited) of expenses to members) (Note 4)	—		146,947		280,954		209,199		220,100
Marketing, general and administrative (including $1,564, $45,270, $73,377, $55,170 (unaudited) and $50,835 (unaudited) of expenses to members) (Note 4)	4,811		74,200		137,159		100,616		126,784

Operating income (loss)	35,215		(113,965)		3,252		39,531		(248,145)
Interest and other income (expense), net	(202)		1,335		3,198		2,223		2,496
Interest expense (including $1,664, $13,849, $24,134, $18,000 (unaudited) and $19,460 (unaudited) of expenses to members)	(1,867)		(20,733)		(40,165)		(29,972)		(33,574)

Income (loss) before income taxes	33,146		(133,363)		(33,715)		11,782		(279,223)
Provision (benefit) for income taxes	12,169		(4,420)		(14,013)		4,897		(22,634)

Net income (loss)	$20,977		$(128,943)		$(19,702)		$6,885		(256,589)

Net income (loss) per share (Note 3):
Basic and diluted	$21.50		n/a		n/a		n/a		n/a
Shares used in per share calculation
Basic and diluted	975,753		n/a		n/a		n/a		n/a

Unaudited pro forma consolidated statements of operations (Note 17):
Actual income (loss) before income taxes	n/a		$(133,363)		$(33,715)		$11,782		$(279,223)
Pro forma provision (benefit) for income taxes	n/a		(43,369)		(11,566)		7,344		(22,634)

Pro forma net income (loss)	n/a		$(89,994)		$(22,149)		$4,438		$(256,589)

Pro forma income (loss) per share (Note 17):
Basic and diluted	n/a	$		$		$		$
Pro forma shares used in per share calculation:
Basic and diluted	n/a

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Members’ Capital/Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock		Capital in Excess of Stated Value	Contributed Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members’ Capital/ Stockholders’ Equity
	Number of Shares	Amount
Balance at March 31, 2002	975,753	$457,258	$106,066	$—	$300,366	$(146,605)	$717,085
Comprehensive income:
Net income	—	—	—	—	20,977	—	20,977
Other comprehensive income:
Net change in minimum pension liability, net of taxes of ($5,429)	—	—	—	—	—	(7,749)	(7,749)
Net change in cumulative translation adjustment	—	—	—	—	—	78,287	78,287

Total other comprehensive income	—	—	—	—	—	—	70,538

Total comprehensive income	—	—	—	—	—	—	91,515

Balance at March 31, 2003	975,753	$457,258	$106,066	$—	$321,343	$(76,067)	$808,600

Adjustment resulting from change in structure and formation of limited liability company	(975,753)	(457,258)	(106,066)	563,324	—	—	—
Contributed capital:
AMD Investments, Inc.	—	—	—	629,305	—	—	629,305
Fujitsu Microelectronics Holding, Inc.	—	—	—	292,827	—	—	292,827

Comprehensive loss:
Net loss	—	—	—	—	(128,943)	—	(128,943)
Other comprehensive income:
Net change in cumulative translation adjustment	—	—	—	—	—	55,806	55,806

Total other comprehensive income	—	—	—	—	—	—	55,806

Total comprehensive loss	—	—	—	—	—	—	(73,137)

Balance at December 28, 2003	—	$—	$—	$1,485,456	$192,400	$(20,261)	$1,657,595

Distribution to members for stock-based compensation (Note 3):
AMD Investments, Inc.	—	—	—	(6,129)	—	—	(6,129)
Fujitsu Microelectronics Holding, Inc.	—	—	—	(4,086)	—	—	(4,086)
Comprehensive loss:
Net loss	—	—	—	—	(19,702)	—	(19,702)
Other comprehensive income:
Net change in cumulative translation adjustment	—	—	—	—	—	19,529	19,529

Total other comprehensive income	—	—	—	—	—	—	19,529

Total comprehensive loss	—	—	—	—	—	—	(173)

Balance at December 26, 2004	—	$—	$—	$1,475,241	$172,698	$(732)	$1,647,207

Contributed capital:
AMD Investments, Inc. (unaudited)	—	—	—	11,250	—	—	11,250
Fujitsu Microelectronics Holdings, Inc. (unaudited)	—	—	—	7,500	—	—	7,500
Distribution to members for stock-based compensation (Note 3):
AMD Investments, Inc. (unaudited)	—	—	—	(5,129)	—	—	(5,129)
Fujitsu Microelectronics Holdings, Inc. (unaudited)	—	—	—	(3,419)	—	—	(3,419)
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	(256,589)	—	(256,589)
Other comprehensive income:
Net change in cumulative translation adjustment (unaudited)	—	—	—	—	—	(52,695)	(52,695)

Total other comprehensive loss (unaudited)	—	—	—	—	—	—	(52,695)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	(309,284)

Balance at September 25, 2005	—	$—	$—	$1,485,443	$(83,891)	$(53,427)	$1,348,125

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
				(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$20,977	$(128,943)	$(19,702)	$6,885	$(256,589)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	278,981	315,997	534,275	393,368	413,990
Provision for doubtful accounts	—	—	—	—	470
Provision (benefit) for deferred income taxes	12,137	(8,403)	(35,220)	(17,848)	(22,272)
(Gain) loss on equipment sale-leaseback transactions (Note 8)	—	17,875	(785)	(785)	—
(Gain) loss on sale and disposal of property, plant, and equipment	96	5,624	(6,003)	(2,598)	(933)
Gain on sale of equity investment	—	(710)	—	—	—
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable from members	(29,754)	(210,489)	34,794	(6,285)	(5,380)
(Increase) decrease in other receivables from members	—	(13,435)	5,681	5,184	(20,259)
(Increase) decrease in inventories	(4,363)	(41,725)	(18,366)	15,347	(21,687)
(Increase) decrease in prepaid expenses and other current assets	—	(23,660)	18,833	14,818	(9,934)
(Increase) decrease in other assets	295	4,805	2,908	1,208	(15,323)
Increase (decrease) in accounts payable and accrued liabilities to members	90,363	122,083	(54,566)	(46,574)	45,490
Increase (decrease) in accounts payable and accrued liabilities	(11,257)	65,569	(51,257)	24,321	115,229
Increase (decrease) in accrued compensation and benefits	(1,299)	9,257	15,624	24,651	21,190
Increase (decrease) in income taxes payable	24	4,593	21,650	19,087	(19,615)
Increase (decrease) in deferred income on shipments to a member	—	15,608	15,432	11,063	(3,763)

Net cash provided by operating activities	356,200	134,046	463,298	441,842	220,614

Cash Flows from Investing Activities:
Proceeds from sale of property, plant and equipment	—	31,107	36,432	13,665	1,843
Purchases of property, plant and equipment	(190,228)	(214,752)	(530,095)	(426,753)	(323,870)
Proceeds from maturity of available-for-sale securities	—	—	50,139	31,089	77,950
Purchases of available-for-sale securities	—	—	(108,089)	(95,489)	(20,000)
Proceeds from sale of equity investment	—	1,731	—	—	—
Purchase of cost-method investment	—	(5,000)	—	—	—

Net cash used in investing activities	(190,228)	(186,914)	(551,613)	(477,488)	(264,077)

Cash Flows from Financing Activities:
Cash contributions from members upon formation of Spansion LLC (Note 1)	—	306,745	—	—	—
Cash contribution from member (Note 15)	—	—	—	—	3,750
Cash distributions to members for stock-based compensation (Note 3)	—	—	(1,438)	(802)	—
Proceeds from sale-leaseback transactions	—	238,319	44,160	44,160	78,098
Proceeds from borrowings, net of issuance costs	—	325,180	50,209	30,973	137,504
Payments on loans from members	(162,340)	(109,000)	(36,907)	(26,559)	(4,890)
Payments on debt and capital lease obligations	(3,637)	(388,365)	(181,600)	(136,515)	(182,108)
Increase in cash held in trust	—	—	—	—	(8,013)

Net cash provided by (used in) financing activities	(165,977)	372,879	(125,576)	(88,743)	24,341

Effect of exchange rate changes on cash	—	9,508	22,535	14,013	(42)

Net increase (decrease) in cash and cash equivalents	(5)	329,519	(191,356)	(110,376)	(19,164)
Cash and cash equivalents at the beginning of period	30	25	329,544	329,544	138,188

Cash and cash equivalents at end of period	$25	$329,544	$138,188	$219,168	$119,024

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Consolidated Statements of Cash Flows—(Continued)

(in thousands)

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
				(unaudited)
Supplemental Cash Flows Disclosures:
Interest paid (including $1,664, $8,237, $23,608, $17,804 (unaudited) and $18,957 (unaudited) of interest related to obligations to members)	$1,867	$11,168	$41,360	$30,438	$30,642
Income taxes paid (refunded)	335	(1,216)	2,137	1,465	17,301
Non-cash investing and financing activities:
Equipment sales-leaseback transactions	—	273,131	34,515	27,600	78,145
Equipment capital leases	6,701	11,344	—	—	—
Contributed assets from AMD Investments, Inc., net (Note 1 and Note 15)	—	507,079	—	—	7,500
Contributed assets from Fujitsu Microelectronics Holding, Inc., net (Note 1 and Note 15)	—	108,307	—	—	7,500
Accrued capital distributions to members for stock-based compensation (Note 3)	—	—	8,777	—	8,548

See accompanying notes

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements

1.    Nature of Operations

The Company

Spansion LLC, referred to as “the Company,” is a semiconductor manufacturer headquartered in Sunnyvale, California, with manufacturing, research and assembly operations in the United States and Asia. The Company designs, manufactures and markets Flash memory devices that encompass a broad spectrum of densities and features to address the wireless and embedded markets. The Company’s products are marketed under the Spansion™ global product brand name.

The Company’s Flash memory devices are incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripheral applications.

As of December 28, 2003, December 26, 2004 and September 25, 2005, the Company was 60 percent owned by a consolidated subsidiary of Advanced Micro Devices, Inc. (“AMD”). AMD designs, manufactures and markets industry-standard digital integrated circuits, or ICs, that are used in many diverse product applications such as desktop and mobile personal computers, workstations, servers and sells the Company’s products which are used in communications equipment such as mobile telephones and automotive and consumer electronics. Fujitsu Limited (“Fujitsu”), through a consolidated subsidiary, owned the remaining 40 percent of the Company. Fujitsu is a provider of information technology and communications solutions. Fujitsu’s service offerings include IT consulting, systems integration, managed services and outsourcing. Fujitsu’s product offerings consist of servers, personal computers, hard-disk drives and other electronic devices, including liquid crystal displays (LCDs) and advanced semiconductors such as logic chips, memory devices, and optical devices.

History of the Company

In 1993, AMD and Fujitsu (collectively, the “members”) formed a corporate manufacturing venture, Fujitsu AMD Semiconductor Limited (“FASL”), headquartered in Aizu-Wakamatsu, Japan, for purposes of operating advanced Flash wafer fabrication facilities, or fabs, to manufacture Flash memory wafers. Until June 30, 2003, AMD and Fujitsu’s respective ownership interests in FASL were 49.992 percent and 50.008 percent.

FASL produced wafers containing Flash memory circuits. These wafers were then sold to AMD and Fujitsu, who separated the circuits on each wafer into individual die, processed the die into finished goods and sold the finished Flash memory devices to their customers. AMD and Fujitsu performed all research and development activities for the design and development of Flash memory devices and developed the manufacturing processes that were to be used in the operation of the fabs to manufacture Flash memory devices. Through June 30, 2003, FASL contracted with AMD and Fujitsu for the receipt of certain support and administrative services (See Note 4).

As of June 30, 2003, in order to expand their existing manufacturing venture, AMD and Fujitsu formed a limited liability company called FASL LLC and later renamed Spansion LLC (the “reorganization”). In addition to its 49.992 percent ownership in FASL, AMD contributed to Spansion LLC its Flash memory inventory, its wafer manufacturing facility located in Austin Texas, its Flash memory research and development facility (the Submicron Development Center (SDC)) located in Sunnyvale, California, and its Flash memory assembly and test facilities located in Thailand, Malaysia and China. Fujitsu contributed to Spansion LLC its 50.008 percent ownership interest in FASL, its Flash memory inventory and its Flash memory assembly and test facilities located in Malaysia. Both AMD and Fujitsu transferred employees to the Company to perform various research and development, marketing and administration functions. AMD and Fujitsu also provided working capital to the

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Company in the form of cash contributions and loans (See Note 8). As a result, the Company began manufacturing finished Flash memory devices which are exclusively sold to AMD and Fujitsu (See Note 3). Because the additional net assets contributed by AMD exceeded those contributed by Fujitsu, AMD’s ownership interest increased to 60 percent and Fujitsu’s decreased to 40 percent.

In connection with its reorganization as a limited liability company on June 30, 2003, the Company recorded the net asset contributions received from AMD and Fujitsu at their historical carrying values following the provisions of AICPA Practice Bulletin 14, “Accounting and Reporting by Limited Liability Companies and Limited Liability Partnerships.”

The following table summarizes the net book value of AMD’s and Fujitsu’s contributions of net assets at June 30, 2003, the effective date of the reorganization of the Company.

	AMD’s Contributions	Fujitsu’s Contributions	Total
	(in thousands)
Cash	$122,225	$184,520	$306,745
Accounts receivable from members	24,685	2,328	27,013
Inventory	219,848	128,371	348,219
Fixed assets	898,560	16,432	914,992
Other assets	4,657	6,666	11,323
Accounts payable and other accrued liabilities	(32,922)	(5,490)	(38,412)
Debt and capital lease obligations (See Note 8)	(607,748)	(40,000)	(647,748)

Net book value of contributions on reorganization date	$629,305	$292,827	$922,132

As a result of the Company’s reorganization as a limited liability company, common stock and additional paid-in capital in FASL were converted to members’ capital.

2.    Change in Fiscal Year and Basis of Presentation

Fiscal Year

For periods up to and including the year ended March 31, 2003, the Company’s fiscal year ended on March 31 of each year. On June 30, 2003, in connection with the Company’s reorganization as Spansion LLC, the Company changed its fiscal year to a 52- to 53-week fiscal year ending on the last Sunday in December to coincide with the fiscal year of its majority member, AMD. U.S. Securities and Exchange Commission (SEC) rules and regulations permit the presentation of financial statements for a nine-month period in lieu of financial statements for a full year in the case where a registrant changes its fiscal year. Accordingly, the accompanying financial statements present the operating results of the Company as follows:

•	the full fiscal year ended March 31, 2003;

•	the nine months ended December 28, 2003; and

•	the full fiscal year ended December 26, 2004.

The years ended March 31, 2003 and December 26, 2004 each consisted of 52 weeks. The statements of operations, members’ capital/stockholders’ equity and cash flows for the nine-month period ended December 28, 2003 include the results of FASL for the three-month period ended June 29, 2003, prior to AMD’s and Fujitsu’s additional net asset contributions (See Note 1).

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Unaudited Interim Financial Information

The accompanying financial statements present the operating results of the Company for the nine-month period ended September 26, 2004 and as of and for the nine-month period ended September 25, 2005. The nine-month period ended September 26, 2004 and September 25, 2005 each consisted of 39 weeks.

The interim financial information for the nine-month period ended September 26, 2004 and as of and for the nine-month period ended September 25, 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial information.

3.    Summary of Significant Accounting Policies

Financial Statements Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of commitments and contingencies and the reported amounts of revenues and expenses during the reporting periods. Actual results are likely to differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of financial instruments that are readily convertible into cash and have original maturities of three months or less at the time of acquisition.

Investments

The Company’s investments consist of debt securities classified at the date of acquisition as available-for-sale and a cost-method equity investment in a privately held company.

Debt securities are reported at fair market value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax, a component of stockholders’ equity and members’ capital. There were no unrealized gains or losses for the periods presented. Realized gains and losses and declines in the value of securities determined to be other-than-temporary are included in interest and other income (expense), net. The cost of securities is based on the specific identification method.

The Company classifies investments with remaining time to maturity less than twelve months as short-term investments. Investments with maturities greater than twelve months are classified as long-term. The Company

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

did not hold any short-term investments as of December 28, 2003 and September 25, 2005. As of December 26, 2004, the Company’s short-term investments consisted of money market auction rate preferred stocks.

The equity investment is carried at historical cost and the Company does not hold a controlling interest in, nor does the Company exercise significant influence over, the operations of the investee company (See Note 15). The Company monitors the investment for impairment on a periodic basis. In the event that the carrying value of the investment exceeds its fair value and the decline is determined to be other-than-temporary, an impairment charge would be recorded and a new cost basis for the investment equal to the fair value would be established. The Company has not recorded any such impairment charges in any of the periods presented.

Inventories

Inventories are stated at standard cost adjusted to approximate the lower of actual cost (first-in, first-out method) or market. Inventories in stock in excess of forecasted customer demand over the next six months are not valued. Obsolete inventories are written off.

Revenue Recognition

The Company recognizes revenue from products sold when persuasive evidence of a contractual arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales.

Prior to June 30, 2003, the Company generated revenue by selling Flash memory wafers to AMD and Fujitsu at an agreed price that was set to cover the Company’s costs plus a predetermined profit margin. AMD and Fujitsu were contractually obligated to purchase all of the Flash memory wafers and did not have any price protection and rights of return. Accordingly, the Company recognized revenue upon shipment of product. Subsequent to June 30, 2003, the Company generates revenue by selling finished Flash memory devices to AMD and Fujitsu who are the sole distributors of the Company’s Flash memory products. The Company sets its prices to AMD and Fujitsu based on their selling prices to third-party customers reduced by an agreed upon discount.

For products sold to AMD and Fujitsu, the Company generally recognizes revenue when AMD and Fujitsu have sold the product to their original equipment manufacturer (OEM) customers and title and risk of loss for the product have transferred to the OEM customers, which is typically when the Company drop ships the product to the OEM customers on behalf of AMD and Fujitsu. These customers do not have contractual product return rights. However, under the shipping terms for certain OEM customers, title and risk of loss do not pass until delivery of products to the customer’s designated location, and for sales to these customers, the Company defers the recognition of revenue and related costs until the Company’s customers take delivery of its products. Estimates of product returns and sales allowances based on actual historical experience are recorded at the time revenue is recognized. These product returns and sales allowances represent product returns for reasons other than the products’ quality. The Company’s policy with respect to quality related product returns is set forth below under the section entitled “Product Warranties.”

The Company reduces revenue for estimated product returns and sales allowances in accordance with the SFAS 48, “Revenue Recognition When Right of Return Exists.” The Company did not offer product return, stock rotation and price protection rights to AMD or Fujitsu prior to June 30, 2003. Product returns were not material for fiscal 2003, fiscal 2004 or the first nine months of fiscal 2005.

AMD also sells the Company’s products to its distributors under terms allowing these distributors certain rights of return, stock rotation and price protection privileges on unsold merchandise held by them. The

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Company extends the same rights on these Flash memory product sales to AMD. Accordingly, the Company defers the gross margin resulting from the deferral of both revenue and related product costs from such sales to AMD until the merchandise is resold by AMD’s distributors. The Company records estimated reductions to deferred revenue under AMD’s distributor incentive programs, including volume based incentives and special pricing arrangements, at the time the related revenue is recognized.

Fujitsu also sells the Company’s products to its distributors. The Company’s distribution agreement with Fujitsu grants limited stock rotation rights to Fujitsu and allows Fujitsu to provide similar limited rights to certain of its distributors. However, to date, Fujitsu has not exercised these rights. Accordingly, the Company recognizes revenue for sale of products sold to Fujitsu when Fujitsu sells the Company’s products to its distributors.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Assets contributed by AMD and Fujitsu effective June 30, 2003 upon reorganization of the Company were recorded at AMD’s and Fujitsu’s historical cost along with accumulated depreciation (See Note 1). Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives of property, plant and equipment for financial reporting purposes are as follows: machinery and equipment, two to five years; buildings and building improvements, from five to 26 years; and leasehold improvements, the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

Impairment of Long-Lived Assets

For long-lived assets used in operations, the Company evaluates the potential for impairment losses when events and circumstances indicate that those assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. If assets are judged to be impaired, impairment losses are determined based on the excess, if any, of the carrying value of these assets over their respective fair value. If impairment losses are recorded, the fair value of the assets would become the new cost basis. Fair value is determined by discounted future cash flows, appraisals or other methods. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or their fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used. Impairment losses were not material in any of the periods presented.

Product Warranties

The Company offers a one-year limited warranty to the members for Spansion Flash memory devices (See Note 7). At the time revenue is recognized, the Company provides for estimated costs that may be incurred under product warranty, with the corresponding expense recognized in cost of sales. Estimates of warranty expense are based on the Company’s historical experience. Warranty accruals are evaluated periodically and are adjusted for changes in experience.

Foreign Currency Translation/Transactions

Prior to June 30, 2003, because all operations were located in Japan, the functional currency of the Company was the Japanese yen. On June 30, 2003, the functional currency of the Company and its foreign

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

subsidiaries, except for its wholly-owned subsidiary in Japan (Spansion Japan), became the U.S. dollar. Adjustments resulting from remeasuring the foreign currency denominated financial statements of subsidiaries into U.S. dollar denominations are included in operations, except for Spansion Japan. Adjustments resulting from translating the foreign currency financial statements of Spansion Japan into U.S. dollar denominations are included as a separate component of accumulated other comprehensive income (loss). Gains or losses resulting from transactions denominated in currencies other than the functional currencies of the Company and its subsidiaries are recorded in determining net income (loss). The aggregate exchange gain (loss) included in determining net income (loss) was $0, $0.6 million and $(5.3) million for the year ended March 31, 2003, the nine-month period ended December 28, 2003 and the year ended December 26, 2004, respectively. The aggregate exchange loss included in determining net income (loss) was $3.9 million and $2.7 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

Derivative Financial Instruments

The Company has foreign currency intercompany transactions denominated in Japanese yen. Therefore, in the normal course of business, the Company’s financial position is routinely subjected to market risk associated with foreign currency rate fluctuations. The Company’s general practice is to ensure that material business exposure to foreign exchange risks are identified, measured and minimized. The Company uses foreign currency forward contracts to reduce its foreign currency exposure. The objective of these contracts is to minimize the impact of foreign currency exchange rate movements on the Company’s operating results. These foreign currency contracts are carried on the Company’s balance sheet at fair value and are reflected in prepaid expenses and other current assets or accrued liabilities with changes in fair value recorded directly to cost of sales. Premiums paid for foreign currency forward contracts are immediately charged to cost of sales. All of the Company’s foreign currency forward contracts mature within the next twelve months. The Company does not use derivatives for speculative or trading purposes and does not designate its derivative instruments as hedging instruments, as defined by the Financial Accounting Standard Board, or FASB, under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Research and Development Expenses

Prior to June 30, 2003, the Company only performed wafer manufacturing services and it did not design or engineer products or manufacturing processes. AMD and Fujitsu used their own separate design and product engineering resources for the products manufactured and sold by the Company. Accordingly, the research and development expenses incurred by AMD and Fujitsu were not charged to the Company, but royalties were paid to AMD and Fujitsu for use of their technological know-how (See Note 4). Subsequent to June 30, 2003, the Company began performing research and development activities on its own but continued paying royalties to AMD and Fujitsu for their existing technological know-how. AMD and Fujitsu continue to provide certain research and development services to the Company under the terms of the service agreements, and in some cases, AMD and Fujitsu provide research and development services to the Company on a contract basis. The Company expenses such research and development costs in the period in which such costs are incurred.

Advertising Expenses

Advertising costs are expensed as incurred. The Company did not incur any advertising expenses for the year ended March 31, 2003. Advertising expenses for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004 were approximately $2.0 million and $3.4 million, respectively. Advertising expenses for the nine-month periods ended September 26, 2004 and September 25, 2005 were approximately $2.1 million and $3.2 million, respectively.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Income Taxes

The Company is a Delaware limited liability company that has elected to be treated as a partnership for U.S. federal tax reporting purposes and therefore is not a taxable entity (See Note 17). Accordingly, the Company’s members are responsible for their share of the tax provision or benefit related to the Company’s domestic operations. The Company’s foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries of formation. In preparing its consolidated financial statements, the Company makes certain estimates and judgments in the calculation of certain tax liabilities, deferred taxes and in the determination of the recoverability of deferred tax assets in each of the jurisdictions in which the taxable subsidiaries operate. This process involves estimating actual current tax liabilities together with deferred taxes. Deferred taxes result from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. The deferred taxes are included within the consolidated balance sheet. The Company then assesses the likelihood that deferred tax assets will be recovered. If recovery is not likely, the Company must increase its provision for taxes by recording a charge to income tax expense in the form of a valuation allowance for the deferred tax assets that the Company estimates will not ultimately be recoverable. The Company considers past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. As of December 26, 2004 and September 25, 2005, the Company recorded a valuation allowance of $14 million and $28 million, respectively, primarily to offset reinvestment allowance carryovers and tax loss carryforwards.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. If the Company later determines that it is more likely than not that the deferred tax assets will be fully realized, an appropriate amount of the previously provided valuation allowance will be reversed, resulting in a benefit to earnings. Such benefits would be recorded on the income tax provision (benefit) line of the Company’s consolidated statements of operations.

In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment by tax authorities. If its estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result. See Note 17 for pro forma income tax information reflecting the income tax provision that the Company would have recorded if the Company had been subject to federal taxation as a corporation.

The American Jobs Creation Act of 2004 allows a special one-time deduction for dividends received on the repatriation of certain foreign earnings to U.S. taxpayers. The Company does not anticipate making such a repatriation dividend during the qualifying time period.

Net Income (Loss) Per Share

For the year ended March 31, 2003, the Company computed net income per share using the weighted-average number of common shares outstanding during the period. The Company had no dilutive potential common shares outstanding. Subsequent to June 30, 2003, as a limited liability company, the Company did not have any common shares or potential common shares outstanding, and therefore, net income (loss) per share was not applicable for the nine-month period ended December 28, 2003, the nine-month period ended September 26, 2004, the year ended December 26, 2004 and the nine-month period ended September 25, 2005.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Company’s available-for-sale securities, changes in minimum pension liabilities, and foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

The following are the components of accumulated other comprehensive loss:

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)

Minimum pension liability, net of taxes of ($5,429)	$(7,749)	$(7,749)
Cumulative translation adjustment	(12,512)	7,017

	$(20,261)	$(732)

Comprehensive Income (Loss)

The following are the components of comprehensive income (loss):

	Nine Months Ended
	Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
	(unaudited)
Net income (loss)	$6,885	$(256,589)
Net change in cumulative translation adjustment	(22,602)	(52,695)

Total comprehensive income (loss)	$(15,717)	$(309,284)

The total comprehensive loss for the nine months ended September 25, 2005 was primarily a result of the net change in cumulative translation adjustment due to the strengthening of the U.S. dollar against the Japanese yen.

Stock-Based Compensation

The Company does not provide stock-based compensation to its employees or third parties. Subsequent to June 30, 2003, certain of the Company’s employees received options to purchase shares of AMD common stock from the Company’s majority member, AMD. The Company accounts for AMD’s stock option grants to its employees under the intrinsic value recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, consistent with the accounting method followed by AMD for options issued to employees of the consolidated AMD group. The exercise price of options is equal to the market price of AMD’s common stock on the date of grant. The Company reimburses AMD for these options based on an agreed amount equal to the grant-date fair value of the stock options calculated using the Black-Scholes valuation model, less a 15 percent discount (the “grant-date value”). The Company records a liability for amounts due to AMD under this arrangement with a corresponding reduction to members’ capital.

Through December 26, 2004, AMD granted stock options to the Company’s employees with a grant-date value of approximately $10.2 million. The Company did not make any payments to AMD for the nine-month

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

period ended December 28, 2003. The Company paid AMD approximately $1.4 million for stock options during the year ended December 26, 2004. The Company’s outstanding liability to AMD as of December 26, 2004 was approximately $8.8 million of which $6.2 million is due beyond fiscal year 2005. Reimbursements to AMD are payable in sixteen equally quarterly installments which commence on the last day of the quarter following the quarter in which the stock options were granted.

Through September 25, 2005, AMD granted stock options to the Company’s employees with a grant-date value of approximately $18.8 million. The Company paid AMD approximately $0.9 million for stock options during the nine-month period ended September 25, 2005. The Company’s outstanding liability to AMD as of September 25 , 2005 was approximately $16.5 million of which $10.7 million is due beyond the next twelve-month period. Reimbursements to AMD are payable in sixteen equally quarterly installments which commence on the last day of the quarter following the quarter in which the stock options were granted.

Had AMD and the Company accounted for such stock options under Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation,” total stock-based compensation expense recorded by the Company, based on the Black-Scholes grant date fair value of the options, would have been approximately $97,000 and $1.6 million for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, and $0.8 million and $3.7 million for the nine-month periods ended September 26, 2004 and September 25, 2005.

Pension and Postretirement Benefits

The Company has significant pension benefit costs and credits that are developed from actuarial valuations. The actuarial valuations require assumptions and methods which must be used to develop the best estimate of the benefit costs. These valuation assumptions include salary growth, long-term return on plan assets, discount rates and other factors. The salary growth assumptions reflect our future and near-term outlook for salary growth within the industry. Long-term return on plan assets is determined based on historical results in the debt and equity markets and management’s expectation of the current economic environment and the allocation target and expected future yields of each asset class. The discount rate assumption is based on current investment yields on Japanese government long-term bonds, as no deep corporate market exists for high quality corporate debt instruments. Actual results that differ from these assumptions are accumulated and amortized over the future life of the plan participants. See Note 13 for an explanation of the pension assumptions. While the Company believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the pension costs and obligations.

New Accounting Pronouncements

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets” (SFAS 153). SFAS 153 amends the guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

certain exceptions to the principle that exchanges of nonmonetary assets be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges in fiscal years beginning after June 15, 2005. The adoption of SFAS 153 will not have a material impact on our current consolidated results of operations or financial position or cash flows as it will be applied prospectively.

In December 2004, the FASB issued a revision to Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (SFAS 123R). SFAS 123R eliminates the ability to use the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employee” (APB 25), and generally requires a public entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant-date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those equity instruments. Among other things, SFAS 123R also requires entities to estimate the number of equity instruments for which the requisite service is expected to be rendered, and if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification. In addition, SFAS 123R amends FASB Statement No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R will be effective for the Company as of the beginning of fiscal 2006. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or canceled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under the original Statement 123 will apply this revised statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under the original Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by the original Statement 123. The Company is currently evaluating the requirements of SFAS 123R and will adopt this statement commencing in fiscal 2006. The Company to date has not issued stock-based awards to its employees or third parties. Accordingly, the adoption of SFAS 123R is not expected to have a material effect on the Company’s financial statements upon adoption. However, if the Company changes its corporate structure and issues stock-based awards in the future (See Note 17), those awards will be subject to the accounting and disclosure provisions of SFAS 123R and would be expected to have a material effect on the Company’s financial statements.

4.    Related Party Transactions

In addition to its historical dependence on AMD and Fujitsu as its sole distributors, the Company receives services from AMD and Fujitsu, including among others, certain information technology, facilities, logistics, legal, tax, finance, human resources and environmental health and safety services. The charges for these services are negotiated annually between the Company and AMD and Fujitsu based on the Company’s expected requirements and the estimated future costs of the services to be provided. AMD has the right to review the proposed services to be provided by Fujitsu, and Fujitsu has the right to review the proposed services to be provided by AMD. The service charges are billed monthly on net 45 days terms. Prior to June 30, 2003, the Company contracted for certain services with Fujitsu and subsidiaries of Fujitsu, including among others, payroll

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

processing, cafeteria operation, and site security services. The service charges were billed monthly on net 30 days terms.

The following tables present significant related party transactions and account balances between the Company and AMD (See Note 8 for separate disclosure of debt obligations to members):

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(Unaudited)
Net sales to AMD	$538,623	$650,097	$1,211,033	$932,210	$776,941

Cost of sales:
Royalties to AMD	$43,575	$20,376	$18,080	$14,062	$11,493
Wafer purchases from AMD	$232,508	$107,338	$—	$—	$—

Service fees to AMD:
Cost of sales	$—	$15,623	$21,915	$17,022	$16,916
Research and development	—	13,883	27,614	20,324	17,054
Marketing, general and administration	—	38,277	56,697	42,752	39,268

Service fees to AMD	$—	$67,783	$106,226	$80,098	$73,238

Cost of employees seconded from AMD:
Marketing, general and administration	$—	$969	$1,524	$1,123	$1,199

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
			(Unaudited)
Trade accounts receivable from AMD, net of allowance for doubtful accounts	$226,025	$217,485	$199,807
Other receivables from AMD	$6,534	$566	$3,617
Accounts payable to AMD	$73,605	$29,719	$54,459
Royalties payable to AMD	$8,672	$8,180	$4,118
Accrued liabilities to AMD	$5,099	$14,075	$22,203

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The following tables present the significant related party transactions and account balances between the Company and Fujitsu (See Note 8 for separate disclosure of debt obligations to members):

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(Unaudited)
Net sales to Fujitsu	$423,327	$543,115	$1,051,194	$843,041	$634,268

Cost of sales:
Royalties to Fujitsu	$43,575	$20,376	$18,080	$14,062	$11,493
Other purchases of goods and services from Fujitsu and rental expense to Fujitsu	$153,013	$62,164	$66,525	$49,968	$52,198
Subcontract manufacturing purchases from Fujitsu	$—	$54,787	$74,800	$63,123	$28,150
Commercial die purchases from Fujitsu	$—	$41,332	$141,117	$125,316	$72,041

Service fees to Fujitsu:
Cost of sales	$—	$505	$3,662	$2,982	$2,505
Research and development	—	16,791	18,449	13,950	5,086
Marketing, general and administration	1,564	4,540	11,382	8,468	8,361

Service fees to Fujitsu	$1,564	$21,836	$33,493	$25,400	$15,952

Cost of employees seconded from Fujitsu:
Cost of sales	$—	$498	$1,333	$998	$742
Research and development	—	3,571	8,241	6,172	4,263
Marketing, general and administration	—	1,484	3,774	2,827	2,007

Cost of employees seconded from Fujitsu	$—	$5,553	$13,348	$9,997	$7,012

Equipment purchases from Fujitsu	$34,358	$29,783	$—	$—	$—

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
			(Unaudited)
Trade accounts receivable from Fujitsu	$181,461	$155,207	$177,795
Other receivables from Fujitsu	$6,901	$7,188	$24,396
Accounts payable to Fujitsu	$29,724	$18,891	$39,921
Royalties payable to Fujitsu	$7,805	$8,180	$4,118
Accrued liabilities to Fujitsu	$513	$584	$685

The Company licenses certain intellectual property from AMD and Fujitsu in exchange for the payment of royalties to both AMD and Fujitsu. These royalty expenses are recognized in cost of sales. The Company is required to pay AMD and Fujitsu semi-annual royalties based on net sales (minus the costs of commercial die). The royalty as a percentage of sales will decline over the term of the agreement which expires in 2013.

In order to respond to increased demand in 2002 and 2003, the Company supplemented its manufacturing capacity by contracting with AMD and Fujitsu to produce Flash memory wafers for the Company on a foundry

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

basis in fabs owned by AMD and Fujitsu. The Company purchased such foundry wafers from AMD at negotiated prices and resold the foundry wafers to AMD and Fujitsu at the same prices the Company charged for wafers it produced in its own fabs.

Prior to June 30, 2003, Fujitsu provided additional goods and services to the Company including manufacturing equipment, utilities and equipment maintenance services for which the Company reimbursed Fujitsu. Subsequent to June 30, 2003, Fujitsu provides test and assembly services to the Company on a contract basis. Also, the Company began purchasing commercial die from Fujitsu, which is packaged together with the Company’s Flash memory devices.

AMD and Fujitsu second certain employees to the Company and the Company reimburses AMD for the costs of the employees seconded from AMD and pays the employees seconded from Fujitsu directly.

As of December 26, 2004 and September 25, 2005, AMD and Fujitsu were obligated to provide the Company with additional funding to finance shortfalls for capital expenditures and operating expenses, if any, through June 29, 2007. Generally, the Company is first required to seek any required financing from external sources. However, if such third-party financing is not available, AMD and Fujitsu must secure or provide funding to the Company equal to their pro-rata ownership interest in the Company. The Company has been able to obtain additional third-party financing and has not had to obtain additional funding from AMD and Fujitsu since June 30, 2003 (See Note 17).

5.    Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and foreign currency forward contracts.

The Company places its cash equivalents and short-term investments with high quality credit financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Investments in tax-exempt securities, including municipal notes and bonds, are rated AA, Aa or better, and investments in repurchase agreements must have securities of the type and quality listed above as collateral.

Concentration of credit risk with respect to trade receivables exists because the Company only sells products directly to AMD and Fujitsu. Trade accounts receivable from AMD make up approximately 55 percent and 58 percent of the total consolidated trade accounts receivable balance as of December 28, 2003 and December 26, 2004, respectively. Trade accounts receivable from Fujitsu make up approximately 45 percent and 42 percent of the total consolidated trade accounts receivable balance as of December 28, 2003 and December 26, 2004, respectively. However, the Company does not believe the receivable balances from either member subject the Company to significant credit risk given that both AMD and Fujitsu have a vested interest in the success of the Company, collection experience from each is positive and AMD’s and Fujitsu’s own customer bases represent a large number of geographically diverse companies. Additionally, both AMD and Fujitsu are required to pay these amounts regardless of whether they can collect from their customers. The Company does not require collateral or other security from AMD and Fujitsu. In conjunction with the elimination of the distribution margin earned by AMD, the Company will bear the credit risk associated with the collectibility of accounts receivable from AMD’s customers.

The counterparties to the agreements relating to the Company’s derivative financial instruments consist of a number of large international financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company monitors their credit ratings and limits the

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

financial exposure and the notional amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Company’s obligations to the counterparties. As of December 26, 2004, the Company had a total notional amount of approximately $10.5 million in outstanding foreign currency forward exchange contracts. Foreign currency gains and losses were not significant for the periods presented.

6.    Financial Instruments

Available-for-sale securities held by the Company as of December 28, 2003, December 26, 2004 and September 25, 2005 are as follows:

Amortized Cost
(in thousands)
December 28, 2003
Cash Equivalents:
Money Market Funds	$148,513

Total Cash Equivalents	$148,513

Amortized Cost
(in thousands)
December 26, 2004
Cash Equivalents:
Money Market Funds	$35,000
Commercial Paper	29,958

Total Cash Equivalents	$64,958

Short-Term Investments:
Auction Rate Preferred Stocks	$57,950

Total Short-Term Investments	$57,950

Total Cash Equivalents and Short-Term Investments	$122,908

Amortized Cost
(unaudited)
(in thousands)
September 25, 2005
Cash Equivalents:
Money Market Funds	$10,000
Commercial Paper	19,955

Total Cash Equivalents	$29,955

The cost of the Company’s available-for-sale securities approximates the fair market values of the securities as of December 28, 2003, December 26, 2004 and September 25, 2005. The unrealized gains and losses on these securities were not significant as of December 28, 2003, December 26, 2004 and September 25, 2005. The Company does not have any available-for-sale marketable securities with maturities greater than one year.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Other Financial Instruments

The fair value of the Company’s fixed rate long-term debt is estimated by considering the Company’s credit rating, the interest rates and the terms of the debt. The fair value of the Company’s variable rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amounts and estimated fair values of the Company’s debt instruments are as follows:

	Dec. 28, 2003		Dec. 26, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)
Capital leases	$245,173	$244,461	$183,700	$182,248
Debt obligations	240,426	240,426	204,487	204,487
Debt obligation to members	414,085	414,085	385,410	385,410

Total debt obligations and capital leases	$899,684	$898,972	$773,597	$772,145

The fair value of the Company’s accounts receivable and accounts payable approximate their carrying value based on existing payment terms. As of December 26, 2004, the fair value of the Company’s foreign currency forward contracts was not significant. As of December 28, 2003, there were no foreign currency forward contracts outstanding.

7.    Warranties and Indemnities

The Company offers a one-year limited warranty to the members for Spansion Flash memory products. AMD and Fujitsu have the right to independently provide product warranties to their customers consistent with the Company’s one-year limited warranty. Prior to June 30, 2003, the Company did not provide a warranty on product sales to AMD and Fujitsu. On June 30, 2003, the Company assumed the liabilities of AMD and Fujitsu for warranties they offered on previous sales of Flash memory products to their customers. Accordingly, the following table reflects the Company’s assumption of warranty obligations on June 30, 2003.

Changes in the Company’s liability for product warranty during the nine-month period ended December 28, 2003 and the year ended December 26, 2004 are as follows:

	Dec. 28, 2003	Dec. 26, 2004
	(in thousands)

Balance, beginning of period	$—	$452
Warranty obligations assumed on June 30, 2003	541	—
New warranties issued during the period	866	1,862
Settlements during the period	(326)	(1,899)
Changes in liability for pre-existing warranties during the period, including expirations	(629)	185

Balance, end of period	$452	$600

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Changes in the Company’s liability for product warranty during the nine-month period ended September 26, 2004 and September 25, 2005 are as follows:

	Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
	(unaudited)
Balance, beginning of period	$452	$600
New warranties issued during the period	1,518	1,548
Settlements during the period	(553)	(3,314)
Changes in liability for pre-existing warranties during the period, including expirations	(817)	1,766

Balance, end of period	$600	$600

In addition to product warranties, the Company, from time to time in its normal course of business, indemnifies other parties with whom it enters into contractual relationships, including customers, directors, lessors and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against specified losses, such as those arising from a breach of representations or covenants, third-party infringement claims or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no indemnification claims.

8.    Debt and Capital Lease Obligations

The Company’s debt and capital lease obligations consist of:

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
			(unaudited)
Debt obligations to members:
AMD Cash Note	$120,000	$120,000	$120,000
AMD Asset Note	165,619	165,619	161,869
Spansion Penang Asset Note	38,466	38,466	38,466
Spansion China Line of Credit	50,000	15,000	15,000
Spansion Penang Loan	—	6,325	5,551
Fujitsu Cash Note	40,000	40,000	40,000

Total debt obligations to members	$414,085	$385,410	$380,886
Debt obligations to third parties:
July 2003 Spansion Term Loan	72,500	44,599	—
Senior Secured Credit Facility	—	—	60,015
Spansion Japan Term Loan	167,926	127,389	85,447
Spansion Japan Revolving Loan	—	—	48,954
Spansion Japan Revolving Credit Facility	—	—	26,702
Spansion China Loan	—	32,499	19,630
Obligations under capital leases	245,173	183,700	158,866

Total debt obligations to third parties	$485,599	$388,187	$399,614

Total debt obligations	899,684	773,597	780,500
Less: current portion	155,807	319,976	618,330

Long-term debt and capital lease obligations, less current portion	$743,877	$453,621	$162,170

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Debt Obligations to Members

AMD Cash Note

The Company is obligated to AMD in the amount of $120 million under the terms of an unsecured promissory note with four equal principal payments due on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. The note bears interest at the lesser of seven percent or the London Inter-bank Offer Rate (LIBOR) plus four percent, to be paid quarterly. At December 28, 2003, December 26, 2004 and September 25, 2005, the interest rate was 5.14 percent, 5.98 percent and 7.0 percent, respectively. The interest rate cannot exceed seven percent. As of December 28, 2003, December 26, 2004, and September 25, 2005 the remaining balance on this note was $120 million. The proceeds from the AMD Cash Note were used to fund the working capital needs of the Company.

AMD Asset Note

The Company is obligated to AMD under the terms of an unsecured asset note with four remaining equal principal payments due on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. This note bears interest at a fixed rate of seven percent, to be paid quarterly. As of December 28, 2003 and December 26, 2004, the remaining balance on this note was approximately $166 million. As of September 25, 2005, the remaining balance on this note was approximately $162 million. The AMD Asset Note represented consideration paid to AMD by the Company in connection with the transfer of certain of AMD’s assets to the Company as of June 30, 2003.

Spansion Penang Asset Note

The Company assumed approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of December 26, 2004) of an unsecured promissory note, payable to AMD’s subsidiary in Malaysia, AMD Export Sdn. Bhd. (AMD Export), in connection with the sale of certain assets by AMD Export to the Company’s subsidiary in Malaysia, Spansion Penang Sdn. Bhd. (Spansion Penang), as part of the reorganization. This note bears interest at a fixed rate of seven percent, to be paid quarterly. The note has a term of three years, with four equal principal payments, due on September 29, 2005, December 29, 2005, March 29, 2006 and June 29, 2006. As of December 28, 2003, December 26, 2004 and September 25, 2005, the remaining balance on this note was approximately 146 million Malaysian Ringgit (approximately $38 million based on the exchange rate as of December 28, 2003, December 26, 2004 and September 25, 2005).

Spansion China Line of Credit

As part of the reorganization, the Company also assumed $60 million of unsecured debt, payable by the Company’s subsidiary in the People’s Republic of China, Spansion China Limited, to AMD. Amounts outstanding bear interest at rates ranging from two percent to six percent, to be paid quarterly. The remaining $15 million balance is due by the end of fiscal 2005. As of December 28, 2003, December 26, 2004 and September 25, 2005, the remaining balance was approximately $50 million, $15 million and $15 million, respectively.

Amendment to Spansion China Line of Credit (unaudited)

On July 29, 2005, Spansion China amended the payment terms of its unsecured debt obligations to AMD such that Spansion China is required to pay the remaining balance on the debt on March 26, 2006 or such later date as the parties may agree upon in writing, and all borrowings made by Spansion China after the effective date of the amendment shall bear interest at a rate of 3.46 percent, compounded annually.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Spansion Penang Loan

On January 29, 2004, Spansion Penang entered into a financial arrangement with AMD Export. Under the terms of the arrangement, Spansion Penang borrowed approximately 29 million Malaysian Ringgit (approximately $8 million based on the exchange rate as of January 29, 2004) from AMD Export to fund the purchase of manufacturing equipment. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding as of December 26, 2004 and September 25, 2005 was approximately 23 million Malaysian Ringgit and 20 million Malaysian Ringgit (approximately $6 million based on the exchange rate as of December 26, 2004 and September 25, 2005). A third-party financial institution has a lien on the purchased equipment.

Fujitsu Cash Note

On June 30, 2003, Fujitsu loaned the Company $40 million for working capital purposes pursuant to a promissory note. This unsecured note is denominated in U.S. dollars. The note bears interest at the lesser of seven percent or LIBOR plus four percent, to be paid quarterly. At December 28, 2003, December 26, 2004 and September 25, 2005, the interest rate was 5.14 percent, 5.98 percent and 7.0 percent, respectively . The interest rate cannot exceed seven percent. The note has a term of three years and is repayable in four equal payments, including interest, on September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006. As of December 28, 2003, December 26, 2004 and September 25, 2005, the outstanding principal balance on this note was $40 million. The proceeds from the Fujitsu Cash Note were used to fund the working capital needs of the Company.

Debt Obligations to Third Parties

July 2003 Spansion Term Loan

AMD amended its term loan and security agreement with a domestic financial institution (the September 2002 Loan) and assigned it (the July 2003 Spansion Term Loan) to the Company in connection with the reorganization. Under the amended agreement, the amounts borrowed bear interest at LIBOR plus four percent, which was 5.14 percent and 5.98 percent at December 28, 2003 and December 26, 2004, respectively. Repayments of principal, which began in September 2003, are scheduled to occur in consecutive quarterly installments ending in June 2006. As of December 28, 2003 and December 26, 2004, approximately $72.5 million and $44.6 million were outstanding, of which 60 percent was guaranteed by AMD and 40 percent was guaranteed by Fujitsu (See Note 9). As of September 25, 2005, $0 million was outstanding. The Company granted a security interest in certain property, plant and equipment as security under the July 2003 Spansion Term Loan. The net book value of the property, plant and equipment granted as a security interest was $68.8 million as of December 26, 2004.

The Company is required to comply with the following financial covenants during an enhanced covenant period, which occurs if either the Company’s net domestic cash balance (as defined in the July 2003 Spansion Term Loan) as of the last day of any fiscal quarter is below $60 million or if its net worldwide cash balance (as defined in the March 2004 amendment) as of the last day of any fiscal quarter is below $130 million:

•	refrain from entering into any merger transaction, reorganization or consolidation;

•	refrain from the transfer, sale, assignment, lease or disposition of our property except for sales of certain inventory and equipment in the ordinary course of business and the sale of certain assets that do not exceed certain threshold amounts;

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

•	maintain an adjusted tangible net worth (as defined in the July 2003 Spansion Term Loan) of not less than $850 million;

•	achieve earnings before interest, taxes, depreciation and amortization according to the following schedule:

Period	Amount
(in thousands)
For each of the four quarters ending December 2004	$550,000
For each of the four quarters ending in 2005	640,000
For each of the four quarters ending in 2006	800,000

•	maintain a Fixed Charge Coverage Ratio (as defined in the July 2003 Spansion Term Loan) according to the following schedule:

Period	Ratio
March 2004 to December 2004	1.0 to 1.00
Full fiscal year 2005	1.0 to 1.00
Full fiscal year 2006	0.9 to 1.00

Under the terms of the July 2003 Spansion Term Loan, an event of default would occur if the Company does not meet various obligations or if various events occur. These include, among other things, any failure to pay loan amounts when due, a breach of any representation or warranty made under the agreement, the filing of voluntary bankruptcy proceedings, the dissolution, winding-up or liquidation of the Company, and the expropriation or condemnation of our property by any legal authority.

In addition, during an enhanced covenant period, the Company is restricted in its ability to pay cash dividends in respect to AMD and Fujitsu.

As of December 26, 2004, the Company’s net domestic cash balance as defined was $119 million and its net worldwide cash balance, as defined, was $196 million. Because the Company’s domestic and worldwide net cash balances exceeded the minimum requirements, the covenants described above have not been applicable to date.

Amendment to July 2003 Spansion Term Loan (unaudited)

In June 2005, the Company amended the July 2003 Spansion Term Loan to amend its reporting obligations and to eliminate the requirement that the Company maintain a specified net domestic cash balance and to decrease the net worldwide cash balance required to be maintained in order for the Company to avoid being subject to the enhanced covenants set forth in the agreement. Pursuant to the agreement as amended, the Company would enter into an enhanced covenant period if its net worldwide cash balance (as defined) as of the last day of any fiscal quarter is below the amount then outstanding under the agreement plus $6 million.

On September 19, 2005, the Company used funds from its new senior secured revolving credit facility to repay the outstanding principal and interest of approximately $24 million under the July 2003 Spansion Term Loan and the lenders released their security interest in the Company’s property.

Spansion Japan Term Loan

Spansion Japan entered into a term loan with a Japanese financial institution in September 2003. Under the agreement, the amounts borrowed are denominated in Japanese yen and bear an interest rate based on the Tokyo

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Inter-bank Offer Rate (TIBOR) plus a spread that is determined by Fujitsu’s current debt rating and Spansion Japan’s non-consolidated net asset value as of the last day of Spansion Japan’s fiscal year. The interest rate was 0.98 percent as of December 28, 2003 and December 26, 2004 and 0.86 percent as of September 25, 2005. Repayment occurs in equal, consecutive, quarterly principal installments ending in June 2007. As of December 28, 2003, December 26, 2004 and September 25, 2005, approximately 18 billion yen, 13 billion yen and 10 billion yen (approximately $168 million, $127 million and $85 million) were outstanding under this term loan agreement. Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility and AMD has agreed to reimburse Fujitsu for up to 60 percent of amounts paid out by Fujitsu under this guarantee. In addition, Spansion Japan’s assets are pledged to Fujitsu as security for AMD’s reimbursement. The net book value of the pledged assets as of December 28, 2003, December 26, 2004 and September 25, 2005 was approximately $484.4 million, $373.7 million and $264.4 million, respectively. Under this loan agreement, Spansion Japan is prevented from making distributions for dividends to the Company in certain situations.

Pursuant to the terms of the Spansion Japan Term Loan, Spansion Japan is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month period during such fiscal year;

•	maintain an adjusted tangible net worth (as defined in the loan agreement), as of the last day of each fiscal quarter, of not less than 60 billion yen (approximately $579 million and $534 million, respectively, based on the exchange rate as of December 26, 2004 and September 25, 2005);

•	maintain total net income plus depreciation, as of the last day of each fiscal period, as follows:

Period	Amount
(in thousands)
Fiscal year 2004	$221,000
Fiscal year 2005	204,000
Fiscal year 2006	188,000

•	ensure that as of the last day of any fiscal quarter, the ratio of (a) net income plus depreciation to (b) the sum of (i) interest expense for such period plus (ii) scheduled amortization of debt for borrowed money (as defined in the loan agreement) for such period, including lease rentals plus (iii) maintenance capital expenditures for Spansion Japan’s existing and after acquired real property and improvements at its manufacturing facilities located in Aizu-Wakamatsu, Japan, is not less than 120 percent for the third and fourth quarters of fiscal year 2004, fiscal year 2005 and fiscal year 2006.

In addition, Spansion Japan is subject to other covenants, including those that are applicable when Spansion Japan’s minimum cash balance is less than one billion yen and events of default that would cause all of the amounts outstanding under this agreement to become immediately due and payable that are substantially similar to the covenants and events of default in the Spansion Japan Revolving Loan Agreement.

As of December 26, 2004 and September 25, 2005 Spansion Japan was in compliance with these financial covenants determined using accounting principles generally accepted in Japan.

Because amounts under the Spansion Japan Term Loan are denominated in yen, the U.S. dollar amounts are subject to change based on applicable exchange rates. The Company used the exchange rates as of December 28, 2003, December 26, 2004 and September 25, 2005 of 107.19 yen, 103.62 yen and 112.35 yen, respectively, to one U.S. dollar to translate the amounts denominated in yen to U.S. dollars.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Spansion China Loan

During the second quarter of fiscal 2004, Spansion China entered into two revolving loan agreements with a local financial institution. Under the terms of the revolving foreign exchange loan agreement, Spansion China can borrow in U.S. dollars up to an amount of $18 million to be secured by Spansion China’s land use right and buildings on the land. Under the terms of the revolving Renminbi (RMB) loan agreement, Spansion China can borrow up to RMB 120 million (approximately $15 million as of December 26, 2004 and September 25, 2005). The interest rate on the U.S. dollar denominated loans is LIBOR plus one percent, ranging from 3.04 percent to 3.94 percent for fiscal 2004 and the interest rates on the RMB denominated loans are fixed at either 4.779 percent or 5.022 percent depending on the period the borrowings occur. The maximum term of each loan is 12 months from the date of each drawdown. As of December 26, 2004 and September 25, 2005, the amount outstanding under the U.S. dollar denominated loan agreement was approximately $18 million and $12 million and, the total amount outstanding under the RMB-denominated loan agreement was approximately RMB 120 million and RMB 55 million (approximately $15 million and $7 million, respectively). This loan is secured by Spansion China’s assembly and test facilities and its land use rights.

Spansion Japan Revolving Loan Agreement

In March 2004, Spansion Japan entered into a revolving credit facility agreement with certain Japanese financial institutions in the aggregate amount of 15 billion yen (approximately $145 million as of December 26, 2004). The revolving facility consists of two tranches: tranche A, in the aggregate amount of up to nine billion yen (approximately $87 million as of December 26, 2004), and tranche B, in the aggregate amount of up to six billion yen (approximately $58 million as of December 26, 2004). Spansion Japan did not draw on the facility before it expired on March 24, 2005. However, as described in more detail below, the total amount that Spansion Japan can draw is limited based on the value of Spansion Japan’s trade accounts receivable from Fujitsu, which are pledged as security to the lenders. As of December 26, 2004, there were no borrowings outstanding under this facility.

Amounts borrowed under tranche A bear interest at a rate equal to the Tokyo Interbank Offered Rate, or TIBOR, plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A before drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2005. As of December 26, 2004, TIBOR was approximately 0.09 percent.

Pursuant to the terms of the revolving facility agreement, Spansion Japan is not permitted to make distributions, including declaring any dividends other than those to be declared after the end of each fiscal quarter and is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain an adjusted tangible net worth (as defined in the agreement) at an amount not less than 60 billion yen (approximately $579 million as of December 26, 2004) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 22.920 billion yen (approximately $221 million as of December 26, 2004) as of the last day of fiscal 2004; and

•	ensure that, as of the last day of each of the third and fourth quarter of fiscal 2004, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of scheduled debt repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period, is not less than 120 percent.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

In addition, Spansion Japan cannot, without the consent of the majority lenders (as defined in the agreement), enter into any consolidation or merger, or transfer, lease or otherwise dispose of all or substantially all of its assets or business, or remove any equipment from its Aizu-Wakamatsu facilities or transfer or otherwise dispose of these facilities, in a manner that may substantially affect Spansion Japan’s ability to make repayments under this agreement. Spansion Japan cannot obtain any loans from a third party or provide a guarantee or any loans to a third party that may substantially affect Spansion Japan’s ability to make repayments under this agreement.

As of December 26, 2004, Spansion Japan was in compliance with these financial covenants determined using accounting principles generally accepted in Japan.

In addition, if Spansion Japan’s minimum cash balance is less than 1 billion yen (approximately $10 million as of December 26, 2004), Spansion Japan is prohibited from:

•	subject to ordinary course of business and certain other exceptions, entering into any merger, reorganization or consolidation, or transferring, leasing or otherwise disposing of all or any part of its assets, or entering into any agreement concerning such transactions;

•	making certain distributions, including declaring any dividends other than those to be declared after the end of each fiscal quarter, and redeeming, repurchasing, retiring or otherwise acquiring its capital stock or any option for such capital stock; or

•	changing its capital structure (including capital reduction) in a way that may substantially affect Spansion Japan’s ability to meet its obligations under the agreement.

Because during the term of this agreement Spansion Japan has maintained a cash balance that has been greater than one billion yen, these covenants have not been applicable.

As security for amounts outstanding under the revolving facility, Spansion Japan pledged its accounts receivable from Fujitsu. The accounts receivable are held in trust pursuant to the terms of a trust agreement. Under the trust agreement, Spansion Japan is required to maintain the value of its accounts receivable at specified thresholds (as defined by the trust agreement), based upon the amounts outstanding under tranche A and tranche B. The trustee collects payments from Fujitsu into a separate trust account and releases these amounts to Spansion Japan, subject to the specified threshold amounts required to be maintained by Spansion Japan. At any time when the accounts receivable balance in the trust account is less than the required threshold amount, Spansion Japan is required to do one of the following to cure the shortfall:

•	provide additional cash to the trust; or

•	repay a specified portion of the outstanding loans.

Amounts outstanding under the revolving credit facility may be accelerated and become due and payable on demand upon the occurrence of specified events with respect to Spansion Japan, including: filings or proceedings in bankruptcy, failure to pay any obligations under the revolving credit facility that have become due, failure to pay other third-party indebtedness where such debt exceeds 200 million yen (approximately $2 million as of December 26, 2004), or if the value of the accounts receivable from Fujitsu held in trust is below the required thresholds and such shortfall is not remedied within three business days. In addition, amounts outstanding under the revolving credit facility may become automatically due and payable upon the occurrence of specified events with respect to Fujitsu including: suspension of any payment by Fujitsu, filings or proceedings in bankruptcy or corporate reorganization, failure of any check or note issued by Fujitsu to clear for payment, default by Fujitsu with respect to

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

payments to Spansion Japan or other obligations under the distribution agreement with us, and default by Fujitsu with respect to other third-party indebtedness where such debt exceeds 1.0 billion yen (approximately $10 million as of December 26, 2004). As of December 26, 2004 and September 25, 2005, the amount of accounts receivable held in the trust was approximately $154 million and $93 million, respectively. Approximately $8 million was held in trust as of September 25, 2005 because the accounts receivable balance in the trust account was below the required threshold. The cash amount held in trust was included in prepaid expenses and other current assets on the consolidated balance sheet at September 25, 2005.

Because the borrowings and repayments under the Spansion Japan Revolving Loan are denominated in yen, the U.S. dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rate as of December 26, 2004 and September 25, 2005 of 103.62 yen and 112.35 yen, respectively, to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Amendment to Spansion Japan Revolving Loan Agreement (unaudited)

In March 2005, Spansion Japan extended its revolving facility credit agreement under substantially the same terms with certain Japanese financial institutions in the aggregate amount of 15 billion yen (approximately $141 million and $134 million as of March 25, 2005 and September 25, 2005). The revolving facility provides for two tranches: tranche A in the aggregate amount of up to six billion yen (approximately $56 million and $53 million as of March 25, 2005 and September 25, 2005) and tranche B in the aggregate amount of up to nine billion yen (approximately $85 million and $80 million as of March 25, 2005 and September 25, 2005). Spansion Japan can draw under the facility until March 24, 2006. As of December 26, 2004 there were no borrowings under this facility. As of September 25, 2005, 5.5 billion yen (approximately $49 million based on the exchange rate as of September 25, 2005) was outstanding under tranche A of this facility and no amounts were outstanding under tranche B. This amount bears interest at the rate of 0.63 percent and was repaid on September 26, 2005. The amount is reflected as Notes Payable on the consolidated balance sheet at September 25, 2005.

Amounts borrowed under tranche A bear interest at a rate equal to the TIBOR plus 0.55 percent. Amounts borrowed under tranche B bear interest at a rate of TIBOR plus 1.2 percent. Spansion Japan must first fully draw under tranche A prior to drawing amounts under tranche B. Borrowings must be used for working capital purposes and must be repaid no later than April 24, 2006. As of March 25, 2005 and September 25, 2005, TIBOR was approximately 0.09 percent.

Because the amounts under the Spansion Japan Revolving Loan are denominated in yen, the U.S. dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rate as of March 25, 2005, June 24, 2005 and September 25, 2005 of 106.30 yen, 108.85 yen and 112.35 yen, respectively, to one U.S. dollar to translate the amounts denominated in yen into U.S. dollars.

Amendment to Spansion Japan Revolving Loan Agreement (unaudited)

On September 20, 2005, Spansion Japan amended its existing revolving facility credit agreements and related ancillary agreements with certain Japanese financial institutions. The primary purpose of the amendment was to exclude Spansion Japan’s non-Japanese yen-denominated accounts receivable from Fujitsu from the amounts held in trust pursuant to the terms of the accounts receivable trust agreement among the parties. As a result, pursuant to the amendment, such accounts receivable do not secure the amounts outstanding under the Spansion Japan revolving credit agreement. As a result of the exclusion of the accounts receivable described above, the aggregate loan amount available under the Spansion Japan revolving credit agreement was decreased

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

from up to 15 billion yen to up to 10.5 billion yen (or approximately $94 million as of September 20, 2005). Specifically, Tranche A decreased from 6.0 billion yen to 4.2 billion yen (or approximately $38 million as of September 20, 2005), and Tranche B decreased from 9.0 billion yen to 6.3 billion yen (or approximately $56 million as of September 20, 2005). In addition, pursuant to the amendment, on December 24, 2005, either party can terminate the Spansion Japan revolving credit agreement or reduce the amounts available under Tranche A or Tranche B by giving the other party ten business days’ prior written notice.

Senior Secured Revolving Credit Facility (unaudited)

On September 19, 2005, the Company entered into a new senior secured revolving credit facility with a certain domestic financial institution, as agent, and the lenders party thereto, in the aggregate amount of up to $175 million. Upon the consummation of this offering, Spansion Inc. will be required to: (i) become a party to the revolving credit facility; (ii) comply with certain of the representations, warranties and covenants in the revolving credit facility; and (iii) execute a guaranty in favor of the agent to guarantee the Company’s obligations under the revolving credit facility. The actual amounts available under the revolving credit facility are based on 85 percent of accounts receivable meeting eligibility requirements plus the lesser of 75 percent of the appraised fair market value of the Company’s Fab 25 facility in Austin, Texas, and the maximum real estate loan amount (as defined in the agreement) minus reserves that limit the availability of credit under the agreement from time to time established by the agent in its reasonable credit judgment. Amounts borrowed under the revolving credit facility bear interest at a rate equal to the “base rate,” which is the prime rate publicly announced by the agent, or the London Interbank Offered Rate, or LIBOR, plus in each case a margin ranging from -0.25 percent to 0.50 percent for base rate loans and 1.25 percent to 2.0 percent for LIBOR loans. Borrowings under the Company’s revolving credit facility must be used to refinance existing indebtedness and for working capital purposes. The revolving credit facility will terminate and all outstanding borrowings must be repaid no later than September 19, 2010. The Company borrowed $60 million under the revolving credit facility on September 19, 2005, a portion of which was used to pay off in full the Company’s July 2003 Spansion Term Loan. As of September 25, 2005, $60 million was outstanding under this facility and bears interest at the rate of 6.75 percent. The amount is reflected as long-term debt, on the consolidated balance sheet at September 25, 2005. The amount available under this facility was approximately $101 million as of September 25, 2005.

Pursuant to the terms of the revolving facility credit agreement, and subject to certain exceptions, the Company and its subsidiaries are not permitted, among other things, to:

•	enter into any mergers, consolidations or sales of its property (except for the Company’s reorganization that will occur in connection with this offering), or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for future distributions to Spansion Inc. in certain circumstances;

•	make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless the Company meets minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at least $50 million prior to December 31, 2005 (or if earlier, the date of consummation of this offering) and $200 million thereafter, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt other than the debt to be incurred concurrently with this offering (including the notes offered by Spansion LLC in a private placement), capital leases, debt incurred by the Company’s foreign subsidiaries, and in limited cases, loans to subsidiaries;

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

•	engage in transactions with affiliates unless in the normal course of business, negotiated at arms-length terms and the transactions are disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and the Company may prepay any debt as long as after such repayment, the Company meets minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

If the availability under the revolving credit facility is less than or equal to $35 million during a fiscal quarter, the Company will also be required to maintain EBITDA (as defined in the agreement), on a consolidated basis, on the last day of each of the fiscal quarter as follows:

Period Ending	EBITDA
12/25/2005	$225,000,000
03/26/2006	$300,000,000
07/02/2006	$375,000,000
10/01/2006	$450,000,000
12/31/2006	$500,000,000

Beginning in 2007, the required EBITDA level will be determined by the agent based on the Company’s then current projections of our financial condition, results of operations and cash flows.

As security for amounts outstanding under the revolving credit facility, the Company pledged the stock of its domestic subsidiaries, the Fab 25 facility (other than production equipment contained therein), and all of its personal property. The Company’s equipment, inventory, and intellectual property, as well as all assets and stock pledges of its foreign subsidiaries were excluded from the collateral securing the revolving credit facility.

Amounts outstanding under the revolving credit facility may become due and payable on demand upon the occurrence of specified events with respect to the Company, including, among other things: failure to pay any obligations under the revolving credit facility that have become due; breach of any representation or warranty; failure to report certain financial information to the agent; failure by Spansion Inc. to execute a guaranty in favor of the agent after the consummation of this offering and a joinder agreement pursuant to which the Company will become a party to this agreement; any default on third party debt of outstanding principal amount exceeding $25 million; filings or proceedings in bankruptcy; judgments or awards entered against the Company, of $10 million or more that remain for 30 days after the entry thereof; termination, revocation or voidance of any liens securing the obligations under the revolving credit facility, for any reason other than the failure by the agent to perfect its liens; a change of control by which a person or group would acquire more than 30 percent of the combined voting power of all then-issued and outstanding voting interests of the Company; and foreclosure on the Fab 25 facility.

Spansion Japan Revolving Credit Facility (unaudited)

On September 20, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a certain Japanese financial institution in the aggregate principal amount of up to 5.0 billion yen (approximately $45 million as of September 20, 2005). Amounts borrowed under the facility bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.70 percent per annum. Borrowings must be used for working capital purposes and each borrowing must be repaid one month after the initial drawdown date.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The facility may be terminated by the financial institution with five days’ written notice if it experiences increased costs in connection to any borrowings by Spansion Japan, or if Spansion Japan gives five days’ written notice of termination. As of September 25, 2005, 3.0 billion yen ($27 million based on the exchange rate as of September 25, 2005) was outstanding under this facility. This amount bears interest at the rate of 0.75 percent and must be repaid by October 25, 2005. The amount is reflected as Notes Payable on the consolidated balance sheet at September 25, 2005.

Pursuant to the terms of the facility, Spansion Japan agreed not to pledge any security to secure its obligations or any third party’s obligations until the facility is terminated and all obligations are fulfilled by Spansion Japan. Amounts outstanding under the revolving facility may become due and payable on demand upon the occurrence of specified events with respect to Spansion Japan, including: suspension of any payment by Spansion Japan; failure to pay any obligations thereunder; filings or proceedings in bankruptcy; corporate reorganization procedures, corporate rearrangement, special liquidation or other similar legal procedures; a resolution for Spansion Japan’s dissolution; the winding up of Spansion Japan’s business; or if any attachment has been ordered with respect to Spansion Japan’s accounts receivables.

Obligations under Capital Leases

On July 16, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of 12 billion yen (approximately $100 million on July 16, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $168 million. As the term on the leaseback transaction is more than 75 percent of the remaining estimated economic life of the equipment, the Company accounted for the leaseback transaction as a capital lease. The Company recognized an immediate loss of approximately $18 million on the transaction equal to the difference in the fair market value of the equipment and its net book value at the time of the transaction. The Company also recorded a deferred loss on the balance sheet of approximately $50 million, the difference between the remaining book value of the equipment after the immediate loss recognized and the proceeds from the sale lease-back transaction. This deferred loss is being amortized over the term of the lease in proportion to the amortization of the underlying leased assets. AMD and Fujitsu each guaranteed 50 percent of the outstanding obligations under the lease arrangement. As of December 28, 2003, December 26, 2004 and September 25, 2005, the outstanding lease obligations under this agreement were approximately $86 million, $60 million and $33 million, respectively.

On September 15, 2003, the Company entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately $79 million of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $78 million. As the lease agreement contained a bargain purchase option, the Company accounted for the leaseback transaction as a capital lease. This transaction did not result in a significant gain or loss. As of December 28, 2003, December 26, 2004 and September 25, 2005, the outstanding lease obligations under this agreement were approximately $72 million, $42 million and $22 million, respectively.

On September 26, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately 7 billion yen (approximately $63 million on September 26, 2003) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $64 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of December 28, 2003, December 26, 2004 and September 25, 2005, the outstanding lease obligations under this agreement were approximately $55 million, $39 million and $22 million, respectively.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

On March 17, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 3 billion yen (approximately $27 million on March 17, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $26 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of December 26, 2004 and September 25, 2005, the outstanding lease obligation under this agreement was approximately $21 million and $14 million, respectively.

On June 30, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 748 million yen (approximately $7 million on June 30, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $7 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transaction as a capital lease. As of December 26, 2004 and September 25, 2005, the outstanding lease obligation under this agreement was approximately $6 million and $4 million, respectively.

As of December 28, 2003, December 26, 2004 and September 25, 2005, the Company had aggregate outstanding capital lease obligations of approximately $245 million, $184 million and $159 million, respectively. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2007. Leased assets consist principally of machinery and equipment.

The gross amount of assets recorded under capital leases totaled approximately $334 million, $360 million and $403 million as of December 28, 2003, December 26, 2004 and September 25, 2005, respectively and accumulated amortization of these leased assets was approximately $83 million, $157 million and $209 million as of December 28, 2003, December 26, 2004 and September 25, 2005, respectively. These leased assets are included in the related property, plant and equipment category. Amortization of assets recorded under capital leases is included in depreciation expense. AMD has guaranteed approximately $147 million, $87 million and $49 million of the Company’s aggregate outstanding capital lease obligations as of December 28, 2003, December 26, 2004 and September 25, 2005, respectively. Fujitsu has guaranteed approximately $72 million, $47 million and $25 million of the Company’s aggregate outstanding capital lease obligations as of December 28, 2003, December 26, 2004 and September 25, 2005, respectively.

For each of the next five years and beyond, the Company’s debt and capital lease obligations outstanding as of December 26, 2004 are as follows :

	Debt Obligations to Members	Other Long-Term Debt	Capital Leases	Total
	(in thousands)
Fiscal 2005	$117,158	$106,322	$102,956	$326,436
Fiscal 2006	264,965	63,422	84,280	412,667
Fiscal 2007	1,518	34,743	4,587	40,848
Fiscal 2008	1,518	—	—	1,518
Fiscal 2009	251	—	—	251
2010 and beyond	—	—	—	—

	385,410	204,487	191,823	781,720
Less amount representing interest	—	—	(8,123)	(8,123)

Total at present value	$385,410	$204,487	$183,700	$773,597

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

9.    Guarantees of Company Debt by Members

The following tables summarize the amounts guaranteed by AMD and Fujitsu related to the underlying liabilities of the Company:

Liabilities Guaranteed by AMD

	As of Dec. 26, 2004	As of Sept. 25, 2005
	(in thousands)
		(unaudited)
July 2003 Spansion term loan guarantee	$26,759	$—
Spansion capital lease guarantees	87,303	48,621
Spansion operating lease guarantees	24,414	11,879

Total debt guaranteed by AMD	$138,476	$60,500

Liabilities Guaranteed by Fujitsu

	As of Dec. 26, 2004	As of Sept. 25, 2005
	(in thousands)
		(unaudited)
July 2003 Spansion term loan guarantee	$17,840	$—
Spansion Japan term loan guarantee (1)	127,389	85,447
Spansion capital lease guarantees	46,880	25,227
Spansion operating lease guarantees	4,767	2,383

Total debt guaranteed by Fujitsu	$196,876	$113,057

(1)	AMD agreed to reimburse Fujitsu 60 percent of any amount paid by Fujitsu under its guarantee of this loan.

The amounts above represent the principal amounts of the underlying obligations guaranteed by AMD and Fujitsu and are exclusive of obligations for interest, fees and expenses.

10.    Commitments

Certain equipment and facilities are leased under various operating leases expiring at various dates through the year 2007. Certain of these leases contain renewal options. Rental expense was $6.5 million for the year ended March 31, 2003. Rental expense was $12.6 million and $ 22.5 million for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, respectively. Rental expense was $16.2 million and $20.5 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

Future minimum lease payments under operating leases and unconditional commitments to purchase manufacturing supplies and services as of December 26, 2004 are as follows:

	Operating Leases	Unconditional Purchase Commitments
	(in thousands)
Fiscal 2005	$23,745	$8,561
Fiscal 2006	16,909	3,132
Fiscal 2007	6,555	3,084
Fiscal 2008	2,052	3,084
Fiscal 2009	—	2,983

	$49,261	$20,844

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

In June 2002, AMD and Fujitsu entered into a non-exclusive, perpetual license to manufacture and distribute a third-party company’s patented technology. AMD and Fujitsu agreed to pay the Company a running royalty based on AMD’s and Fujitsu’s annual cumulative net sales on the sale of products containing this technology. The royalty is triggered only if annual cumulative sales targets are met. The license to manufacture and distribute these products was assigned to the Company as of September 1, 2003. The Company had not met the minimum requirements to trigger royalty payments as of December 26, 2004 and September 25, 2005.

11.    Interest and Other Income (Expense), Net

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(unaudited)
Interest income	$—	$917	$2,708	$1,835	$2,340
Other income (expense), net	(202)	418	490	388	156

	$(202)	$1,335	$3,198	$2,223	$2,496

12.    Income Taxes

The Company is a Delaware limited liability company that has elected to be treated as a partnership for U.S. federal tax reporting purposes and therefore is not a taxable entity. Accordingly, the Company’s members are responsible for their share of the tax provision or benefit related to the Company’s domestic operations.

The Company’s foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries. The components of the Company’s tax provision (benefit) for income taxes related to its foreign subsidiaries are as follows:

	Mar. 31, 2003(1)	Dec. 28, 2003	Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(unaudited)
Current	$32	$3,983	$21,207	$22,745	$(363)
Deferred	12,137	(8,403)	(35,220)	(17,848)	(22,271)

	$12,169	$(4,420)	$(14,013)	$4,897	$(22,634)

(1)	For the year ended March 31, 2003, the Company operated as Fujitsu AMD Semiconductor Limited, a Japanese corporation, and operated only in Japan. As such, the Company was a taxable entity that was taxed as a corporation in Japan.

Pre-tax income from foreign operations was $33 million for the year ended March 31, 2003. Pre-tax loss from foreign operations was $2 million for the nine-month period ended December 28, 2003 and $0.7 million for the year ended December 26, 2004. Pre-tax loss from foreign operations was $49 million and $47 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

Deferred tax assets and liabilities recorded on the consolidated balance sheet also relate directly to these subsidiaries. Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

between the carrying amounts of assets and liabilities for financial reporting and the balances for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 28, 2003, December 26, 2004 and September 25, 2005 are as follows:

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
	(in thousands)
			(unaudited)
Deferred tax assets:
Net operating loss carryforward	$12,265	$1,181	$11,010
Inventory valuation	11,954	31,648	16,629
Accrued expenses not currently deductible	20,075	21,180	5,725
Pension benefits	7,675	8,421	6,949
Fixed assets	13,022	16,017	23,140

Total deferred tax assets	64,991	78,447	63,453
Less: Valuation Allowance	(20,306)	(14,203)	(27,633)

Net deferred tax assets	44,685	64,244	35,820
Deferred tax liabilities:
Depreciation	(95,531)	(79,869)	(29,175)

Net deferred tax assets (liabilities)	$(50,846)	$(15,625)	$6,645

For the year ended March 31, 2003, there was no change to the net valuation allowance. The net valuation allowance increased by $ 5.0 million in 2003 for pension benefits net of the utilization of tax carryforwards in China. The net valuation allowance decreased by $6.1 million in 2004 due to the realization of pension benefits and the utilization of tax loss carryforwards in China. The net valuation allowance increased by $13 million for the nine-month period ended September 25, 2005 primarily due to the increase in reinvestment allowances in Malaysia.

As of December 26, 2004, the Company had foreign net operating loss carryforwards of approximately $8 million that will expire between 2005 and 2007. As of September 25, 2005, the Company had foreign net operating loss carryforwards of approximately $28 million that will expire between 2006 and 2010.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

For purposes of the reconciliation between the provision for (benefit from) income taxes and the effective rate for the nine-month period ended December 28, 2003, the year ended December 26, 2004 and the nine-month period ended September 25, 2005, a notional U.S. rate of 35 percent is applied. For the year ended March 31, 2003, the Company operated only in Japan. Therefore, the reconciliation for this period is between statutory Japanese income taxes and the total provision for income taxes in accordance with accounting principles generally accepted in the U.S.

	Nine Months Ended Dec. 28, 2003		Year Ended Dec. 26, 2004		Nine Months Ended Sept. 25, 2005
	Tax	Rate	Tax	Rate	Tax	Rate
	(in thousands)		(in thousands)		(in thousands)
					(unaudited)
Provision at U.S. notional statutory rate	$(46,677)	35.0%	$(11,801)	35.0%	$(97,728)	35.0%
Losses not subject to U.S. notional income tax	45,947	(34.5)	11,571	(34.3)	81,169	(29.1)
Foreign income at other than U.S. rates	(8,691)	6.5	(7,680)	22.8	(19,505)	7.0
Valuation allowance	5,001	(3.7)	(6,103)	18.1	13,430	(4.8)

Benefit for income taxes	$(4,420)	3.3%	$(14,013)	41.6%	$(22,634)	8.1%

	Year Ended Mar. 31, 2003
	Tax	Rate
	(in thousands)
Provision at Japanese statutory rate	$13,656	41.2%
Permanent book/tax differences	64	0.2
Inhabitant tax per capita	32	0.1
Effect of change in tax rate	(1,316)	(4.0)
Other	(267)	(0.8)

Provision for income taxes	$12,169	36.7%

At December 26, 2004, approximately $428 million of foreign earnings from certain foreign subsidiaries are permanently invested and AMD and Fujitsu have not been subject to any U.S. federal income taxes on these amounts. Due to the Company’s tax status as a partnership, it is not practicable at this time to estimate any residual U.S. taxes that would be due on these earnings if the earnings were remitted by these certain foreign subsidiaries.

13.    Employee Benefit Plans

Employee Pension Benefits

Certain employees of Spansion Japan are enrolled in a defined benefit pension plan and/or a lump-sum retirement benefit plan sponsored by Fujitsu. The Company, by agreement with Fujitsu, is required to fund those proportional benefit obligations attributable to the Company’s employees enrolled in these plans as of June 30, 2003. Until September 1, 2005, the Company accounted for its participation in these plans as multiemployer plans wherein the expense recorded for the plans was equal to its annual cash contributions. The Company

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

recorded estimated pension expense of approximately $5.1 million, $7.0 million and $7.5 million for the year ended March 31, 2003, for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, respectively. The Company recorded estimated pension expense of approximately $6.2 million and $4.4 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively. There were no unpaid contributions for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004.

Historically, the Fujitsu pension plan included a substitutional portion which is based on the pay-related part of old-age pension benefits prescribed by the Japan Welfare Pension Insurance Law (JWPIL) and is similar to social security benefits in the United States. Benefits under the substitutional portion are calculated based on a standard remuneration schedule determined by the JWPIL. In 2001, the JWPIL was amended to allow employers to transfer the substitutional portion of employer pension plans back to the Japanese government. The transfer process takes place in four distinct phases. In Phase I, an agreement of separation and transfer is obtained from covered employees and subsequent application is made to the Japanese government for the transfer. In Phase II, the Japanese government either approves or denies the application. Upon receipt of approval, the employer is relieved of the pension obligation related to future employee service under the substitutional portion of the plan. The employer then resumes making contributions to Japanese government. In Phase III, a second application is made to the Japanese government to relieve the employer of the pension obligation related to past employee service. In Phase IV, the Japanese government gives final approval for the separation. Upon receipt of approval, the employer is relieved of its obligation for past employee service under the substitutional portion. Plan assets related to the substitutional portion are then transferred to the Japanese government.

As of December 28, 2003 and December 26, 2004, the Company recorded an accrued pension liability associated with its pending withdrawal from the Fujitsu plans of approximately $23.9 million and $23.6 million, respectively. The amount of accrued pension liability recorded include an estimate of a minimum pension liability arising from the underfunded status of the Fujitsu plans. As of December 28, 2003 and December 26, 2004, the estimate of the minimum pension liability was approximately $7.7 million, net of taxes of approximately $5.4 million. The estimates and assumptions the Company used to record its liability were based on the best available data and its then current understanding of the assets and liabilities that would be assigned to the Company.

Through an arrangement with Fujitsu, the Company was scheduled to withdraw from the plans by no later than the end of 2005 and assume the pension obligation associated with its own employees. On June 29, 2005 Spansion Japan (or the Company) filed an application to form its own corporate pension plan with the Japanese Ministry of Health, Labor and Welfare. On September 1, 2005, the Company adopted the new Spansion Japan pension plan and changed the formula to a cash balance formula. On September 9, 2005 the plan was approved by the Japanese government. The Company transitioned into a non-contributory defined benefit pension plan for certain employees of Spansion Japan. The new pension plan has two components. The first component provides a lump-sum payment, or twenty-year certain annuity or twenty-year guaranteed life annuity. The second component consists of a lump-sum payment or an optional period certain annuity. Participants have the option to choose a cash payment in lieu of participation in the second component. The effective date of the plan is September 1, 2005. Assets and obligations have been transferred from the Fujitsu Group Employee Pension Fund (“EPF”) to the newly adopted Spansion Japan pension plan.

As of September 25, 2005, the new Spansion Japan pension plan had Accumulated Benefit Obligation (ABO) and Projected Benefit Obligation (PBO) of approximately $82 million. As part of the transfer of benefits from the EPF, the new Spansion Japan pension plan also received approximately $49 million in pension assets directly from the EPF trust.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

As a result of the adoption of the plan and amendment to a cash balance formula on September 1, 2005, a prior service cost base was established for approximately $13 million, an unrecognized net loss base was established for approximately $8 million, and an additional minimum liability was recognized for $20 million.

The below table summarizes the funded status of the plan as well as components of the additional minimum liability as of September 25, 2005. Amounts were determined using a measurement date of September 1, 2005:

Funded Status	As of Sept. 25, 2005
(in millions)
Projected Benefit Obligation	$(82)
Pension Assets	49
Funded Status	(33)

Unrecognized Prior Service Cost	13
Unrecognized Transition Obligation	—
Unrecognized (Gain) / Loss	8

(Accrued) / Prepaid Pension Cost	(13)

Accumulated Benefit Obligation	(82)
Unfunded Accumulated Benefit Obligation	(33)
Additional Minimum Liability	20
Intangible Asset	13
Accumulated Other Comprehensive Income	8

As this is the first year of the plan, no prior asset measurement exists. As of September 25, 2005, the plan has approximately $49 million in assets.

The below table summarizes the tentative intended target asset allocations by asset categories for the new Spansion Japan pension plan:

Asset Category	Percentage of Plan Assets
Equity Securities	40%
Debt Securities	57%
Cash	3%

The long-term-rate-of-return assumption was determined using the building block approach based upon the best estimate range of equity securities earning 3.0 percent to 4.0 percent and debt securities earning 1.5 percent to 2.0 percent, as summarized below:

Asset Category	Percentage of Plan Assets	Expected Return by Asset Class	Percentage of Plan Assets
Equity Securities	40%	3.50%	1.40%
Debt Securities	57%	1.93%	1.10%
Cash	3%	0%	0%

Total	100%		2.50%

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The Company uses the 10-year Japanese government bond yield in the 1.5 percent range, and 30-year bond yield in the 2.0 percent range. Due to the flat yield curve and shorter duration (the new Spansion Japan pension plan pays lump sums), the Company believes that a discount rate of 1.5 percent is appropriate.

The below table summarizes the benefits expected to be paid under the new Spansion Japan pension plan in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Expected Benefit Payments
2006	$364,000
2007	458,000
2008	579,000
2009	672,000
2010	872,000
2011-2015	6,590,000

The Company expects to contribute $15 million to the new Spansion Japan pension plan during the fourth quarter of the fiscal year ending December 25, 2005.

The below table summarizes the weighted average assumptions used for purposes of calculating the benefit obligations as of September 25, 2005:

Assumptions
Discount Rate	1.5%
Average Rate of Compensation Increase	2.7%
Long Term Rate of Return on Plan Assets	2.5%

The assumed rate of compensation increase varies based on ages from 5.49 percent at age 21, gradually decreasing to zero percent at age 59. All participants are assumed to retire at age 60.

No plan assets are invested in employer securities and no future benefits are currently covered by insurance contracts issued by the insurer or related parties.

Profit Sharing Program

Effective June 30, 2003, the Company elected to participate in AMD’s profit sharing program. Under the plan, quarterly contributions can be made at the discretion of the Board of Directors of AMD in any quarter in which there is an operating profit. Eligible employees who have worked with the Company for three months or more may participate in this program. Profit sharing expense was approximately $0, $1.1 million and $3.3 million for the year ended March 31, 2003, the nine-month period ended December 28, 2003 and the year ended December 26, 2004, respectively. Profit sharing expense was approximately $4.0 million and $0 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

Retirement Savings Plan

Effective June 30, 2003, the Company elected to participate in AMD’s retirement savings plan, commonly known as a 401(k) plan. The plan allows the Company’s U.S. employees to contribute up to 100 percent of their pre-tax salary subject to Internal Revenue Service limits. The Company matches employee contributions at a rate of 50 cents on each dollar of the first six percent of participants’ contributions, to a maximum of three percent of

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

eligible compensation. The Company’s matching contributions to the 401(k) plan were approximately $1.5 million and $3.7 million for the nine-month period ended December 28, 2003 and for the year ended December 26, 2004, respectively. The Company’s matching contributions to the 401(k) plan were approximately $2.6 million and $3.0 million for the nine-month period ended September 26, 2004 and September 25, 2005, respectively.

14.    Segment Reporting

The Company operates and tracks its results in one reportable segment. The Company designs, manufactures and markets Flash memory products for the wireless and embedded markets.

Geographical revenue information is based on the customer’s bill-to location. The following table presents a summary of net sales by geographic areas for the periods presented:

	Year Ended Mar. 31, 2003	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
				Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
				(unaudited)
United States (net sales to AMD)	$538,623	$650,097	$1,211,033	$932,210	$776,941
Japan (net sales to Fujitsu)	423,327	543,115	1,051,194	843,041	634,268

Total	$961,950	$1,193,212	$2,262,227	$1,775,251	$1,411,209

Long-lived assets information is based on the physical location of the assets at the end of each fiscal year. The following table presents a summary of long-lived assets by geography:

	Dec. 28, 2003	Dec. 26, 2004	Sept. 25, 2005
		(in thousands)
			(unaudited)

United States	$699,501	$675,606	$734,336
Japan	972,859	880,920	666,078
Other Countries	179,338	257,188	246,143

	$1,851,698	$1,813,714	$1,646,557

15.    Subsequent Events

Sale-leaseback transaction

In January 2005, Spansion Japan entered into a sale-leaseback transaction for certain semiconductor manufacturing equipment in the amount of approximately 8.2 billion yen (approximately $78 million and $73 million based on the exchange rates as of January 7, 2005 and September 25, 2005). This transaction did not result in a significant gain or loss. At the expiration of the lease term, Spansion Japan has the option to purchase the equipment at an agreed upon price which the Company believes to be a bargain purchase option. In addition, Spansion Japan can renew the lease if the lessor and Spansion Japan both agree upon the renewal terms not later than six months prior to the expiration of the lease term. The Company accounted for this lease as a capital lease as it met the bargain purchase option criterion under SFAS 13, “Accounting for Leases.”

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

During the term of the lease, Spansion Japan is required to comply with the following financial covenants determined using accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain net adjusted tangible assets (as defined in the agreement) at an amount not less than 60 billion yen (approximately $572 million and $534 million as of January 7, 2005 and September 25, 2005) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 21,125 million yen as of the last day of fiscal year 2005 and 19,550 million yen as of fiscal 2006 (approximately $201 million and $186 million, respectively, as of January 7, 2005 and approximately $188 million and $174 million as of September 25, 2005); and

•	ensure that as of the last day of each of fiscal 2005 and fiscal 2006, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of agreed repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period is not less than 120 percent.

Because the amounts under the agreements referenced above are denominated in yen, the dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rates as of January 7, 2005 and September 25, 2005 to translate the amounts denominated in yen into U.S. dollars.

Members’ Contributions

In February 2005, AMD and Fujitsu, through their respective wholly-owned subsidiaries, contributed to the Company their ownership interest in 703,900 ordinary shares of a privately held company. The historical value of the contributed shares was $15 million. The Company has an existing investment in the same company that totaled $5 million at December 26, 2004. The investment is carried at historical cost, and the Company does not hold a controlling interest in nor does the Company exercise significant influence over the operations of the investee company. Simultaneously with the contribution of the ordinary shares, AMD also contributed $3.75 million in cash to the Company in order to maintain its 60 percent ownership in the Company.

16. Subsequent	Events (Unaudited)

Amendment to AMD Cash Note, AMD Asset Note and Fujitsu Cash Note

As of September 30, 2005, the Company amended the payment terms of the AMD Cash Note, the AMD Asset Note and the Fujitsu Cash Note such that the Company is required to repay the principal amount of each of these three promissory notes as follows: 75 percent on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon (i) our reorganization into Spansion Inc., we will pay all accrued and unpaid interest under the Fujitsu note and (ii) completion of this offering and the concurrent offerings, the Company is required to repay the promissory notes in full (including accrued and unpaid interest on the two AMD notes) (See Note 8).

Senior Secured Credit Facility

The Company borrowed $30 million under the revolving credit facility on September 30, 2005. This amount bears interest at a rate of 6.75 percent and must be repaid no later than September 19, 2010 (See Note 8).

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Spansion Japan Revolving Loan Agreement

On September 26, 2005, the Company repaid the principal balance of 5.5 billion yen (approximately $49 million as of September 26, 2005) and interest outstanding under tranche A of this facility. On the same day, the Company drew 4.2 billion yen (approximately $37 million as of September 26, 2005) under tranche A of this facility. This amount bears interest at a rate of 0.62 percent and must be repaid no later than October 26, 2005.

Spansion Japan Revolving Credit Facility

On September 26, 2005, the Company borrowed an additional 1.3 billion yen (approximately $12 million as of September 26, 2005) under this facility. On September 29, 2005, the Company repaid 3.0 billion yen (approximately $27 million as of September 29, 2005) of the principal balance and interest outstanding under this facility. The remaining principal balance of 1.3 billion yen (approximately $12 million as of September 26, 2005) bears interest at a rate of 0.77 percent and must be repaid no later than October 26, 2005. (See Note 8)

Amendment to Spansion Penang Asset Note

On September 30, 2005, Spansion Penang amended the payment terms of the unsecured promissory note, dated as of July 10, 2003, payable to AMD’s subsidiary in Malaysia, AMD Export Sdn. Bhd. (AMD Export) such that Spansion Penang is required to repay approximately 110 million Malaysian Ringgit (approximately $29 million as of September 30, 2005) of the principal amount of the note on March 31, 2006 and the remaining principal amount of the note on June 29, 2006, provided that upon completion of this offering and the concurrent offerings by the Company, Spansion Penang is required to repay the note in full including accrued and unpaid interest on the note. (See Note 8)

Sale-Leaseback Transaction

On September 30, 2005, the Company entered into a sale-leaseback transaction with a third-party financial institution for certain semiconductor manufacturing equipment in the amount of approximately $25 million. This transaction did not result in a significant gain or loss. The Company accounted for this lease as an operating lease.

17.    Pro Forma Information (Unaudited)

Change in Capital Structure

As of the consummation of its planned offering (the “Offering”), the Company will have converted from a limited liability company to a corporation. The Company’s authorized capital stock will consist of                          shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share,                  shares of Class D common stock, par value $0.001 per share and                          shares of Preferred Stock, par value $0.001 per share. Upon consummation of this offering, AMD and Fujitsu will no longer be obligated to provide the Company with additional funding.

Common Stock

As of the consummation of the Offering, there will be                          shares of Class A common stock issued and outstanding, one share of Class B common stock issued and outstanding and beneficially held by AMD, one share of Class C common stock issued and outstanding and beneficially held by Fujitsu and              shares of Class D common stock issued and outstanding and beneficially held by Fujitsu.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Except as described below or as required by law, the holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to the Company’s certificate of incorporation that would alter or change the powers, preferences or special rights of any class of the Company’s common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by the Company’s board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Holders of the Company’s Class A common stock will have the right to vote to elect four Class A directors. As of the consummation of this offering, AMD will have the right to vote its share of Class B common stock to elect two Class B directors and Fujitsu will have the right to vote its share of Class C common stock to elect one Class C director. The number of directors to be elected by holders of Class B common stock or Class C common stock is dependent on such holder’s aggregate ownership interest in the Company, as set forth in the Company’s certificate of incorporation. Holders of the Company’s Class D common stock will have no right to elect any directors.

Upon consummation of the Offering, certain restrictions and obligations will be placed on AMD and Fujitsu and on their respective shares of the Company’s common stock, that pertain to the management and governance of the Company (the Stockholders Agreement). Pursuant to the Stockholders Agreement, AMD and Fujitsu agree to vote all shares of common stock held by them or their affiliates so as to cause:

•	after the conversion of the Class D common stock, the election of each Class A director proposed for election by the Nominating Committee of the Company’s Board;

•	for so long as each of AMD and Fujitsu, or their respective affiliates, own at least 15 percent of our capital stock on an as converted to a common stock basis, the election of the Company’s Chairman of the Board:

•	to be the Company’s Class C director, subject to approval of a majority of the Company’s Class B directors, until the Company’s 2007 annual stockholders meeting, provided, however, that until the Company’s 2007 annual stockholder meeting (but not thereafter) the holder of Class C Common Stock may, at its discretion select any Class B director, instead of the Class C Director, as the Chairman of the Board;

•	from the Company’s Class B directors, subject to approval of the Company’s Class C director from the Company’s 2007 annual stockholders meeting until the Company’s 2010 annual stockholders meeting; and

•	from either the Company’s Class B directors or Class C director with the right to elect rotating directors every three years between AMD and Fujitsu.

The Stockholders Agreement with AMD and Fujitsu also provides for certain transfer restrictions. Neither stockholder can transfer any shares, except to majority-owned subsidiaries, for one year from the date of this offering. In addition, neither AMD nor Fujitsu can transfer shares in an amount equal to or greater than one percent of the then common stock outstanding to any entity whose principal business competes with us, unless first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007. The Stockholders Agreement also includes a right of first refusal for certain transfers pursuant to which each party, upon receipt of an offer by a third party to purchase its holdings of the Company’s common

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

shares, must first give the other party the right to purchase all or part of such shares upon the same terms and conditions. With the exception of board observer rights granted to AMD and Fujitsu, the Stockholders Agreement will terminate when each party’s aggregate ownership interest in the Company’s falls below ten percent.

Although the Company does not anticipate paying dividends on its common stock in the foreseeable future, the Company’s certificate of incorporation provides that the holders of its common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of the Company’s current credit arrangements restrict its ability to declare or pay dividends on its common stock. Upon liquidation or dissolution of the Company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis the Company’s remaining assets available for distribution. Holders of the Company’s common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

There are no conversion rights with respect to the Company’s Class A common stock. The Company’s Class B common stock, Class C common stock and Class D common stock are convertible automatically into Class A common stock upon the occurrence of certain events. The Company’s Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that AMD’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis, or AMD transfers its share of Class B common stock to any person other than an AMD affiliate. The Company’s Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that Fujitsu’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis, or Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate. The Company’s Class D common stock will convert automatically on a one-for-one basis into Class A common stock upon the earlier of the date that is the one-year anniversary of the date of filing of the Company’s Certificate of Incorporation and the date upon which the Company’s Board of Directors elects to cause the Class D common stock to convert following a determination that such conversion is in the Company’s best interests. In the event of any such conversion, any rights specifically granted to the holders of Class B common stock, Class C common stock or Class D common stock, as the case may be, shall cease to exist, and the Company will not be authorized to reissue such shares of Class B common stock, Class C common stock or Class D common stock, as the case may be.

In the event of the Company’s merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock or other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Preferred Stock

The Company’s board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion without further action by the stockholders.

CONCURRENT OFFERING OF MANDATORY CONVERTIBLE PREFERRED STOCK

Concurrently with the offering of common stock, the Company plans to issue                      shares of its mandatory convertible preferred stock.

The mandatory convertible preferred stock will rank senior in right of payment to all common stock outstanding or to be issued in the future and junior to all existing and future debt obligations, the terms of which provide that such class or series will rank senior to the mandatory convertible preferred stock. The terms of the mandatory convertible preferred stock will restrict the Company’s ability to issue capital stock that ranks senior to the mandatory convertible preferred stock.

If declared, dividends on the mandatory convertible preferred stock will be paid on the      calendar day (or the following business day if such day is not a business day) of each             ,             ,              and             ,              commencing on                     , 200    , other than the last dividend payment which will be paid on                     , 2008.

Dividends on the mandatory convertible preferred stock will be $             for each share of mandatory convertible preferred stock per year. Dividends will be cumulative from the date of issuance and to the extent that assets are legally available to pay dividends and the board of directors or an authorized committee of the board declares a dividend payable, the Company will pay dividends in cash, shares of its common stock, or any combination thereof, in its sole discretion, every quarter.

On                     , 2008, the automatic conversion date, each share of mandatory convertible preferred stock will automatically convert into shares of Class A common stock, based on the conversion rate then in effect. The holders of mandatory convertible preferred stock on the automatic conversion date will have the right to receive a dividend of cash, shares of Class A common stock, or any combination of cash and common stock, as the Company determines in its sole discretion, in an amount equal to the accumulated and unpaid dividends on the mandatory convertible preferred stock as of the automatic conversion date, whether or not declared, out of legally available assets.

The conversion rate for each share of mandatory convertible preferred stock will not be fewer than                      shares of common stock and no more than                      shares of common stock, and will depend on the applicable market value of common stock, as described below. The conversion rate is subject to certain adjustments.

The applicable market value is the average of the volume-weighted average prices per share of common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the automatic conversion date.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

The following table illustrates the conversion rate per share of mandatory convertible preferred stock and the value of common stock issuable upon conversion on the automatic conversion date, at the applicable market value shown, subject to certain anti-dilution adjustments:

Applicable Market Value on Automatic Conversion Date	Conversion rate
Equal to or greater than $
Greater than $ and less than $	between and
Less than or equal to $

At any time on or after the first anniversary of the date of issuance of the mandatory convertible preferred stock and prior to the mandatory conversion date, the Company may elect to cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding for shares of Class A common stock if the closing price per share of Class A common stock exceeds $             for at least 20 trading days within a period of 30 consecutive trading days, at a conversion rate of                      shares of Class A common stock. The Company may also elect to cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding for shares of Class A common stock at any time prior to the mandatory conversion date if it is a party to a merger or consolidation transaction, at a conversion rate of              shares Class A common stock.

In either case, the conversion rate with respect to such events will be subject to certain anti-dilution adjustments. Moreover, the Company may convert the shares of mandatory convertible preferred stock in the circumstances described if, in addition to issuing shares of common stock, the Company

•	pays holders of its mandatory convertible preferred stock out of legally available assets an amount of cash equal to any accumulated and unpaid dividend payments on its mandatory convertible preferred stock, whether or not declared, and the present value of all the remaining dividend payments through and including , 2008, on its mandatory convertible preferred stock, computed using a discount rate; or

•	increases the number of shares of Class A common stock to be issued on conversion by an amount equal to the sum of the accrued and unpaid dividends and the present value of all remaining dividend payments, divided by the applicable market value per share of Class A common stock.

At any time on or after the first anniversary of the date of issuance of the mandatory convertible preferred stock and prior to the automatic conversion date, holders of mandatory convertible preferred stock may elect to convert each of their shares of mandatory convertible preferred stock into              shares of our Class A common stock, subject to certain anti-dilution adjustments.

In the event of liquidation, dissolution or the winding up of the Company’s affairs, the holders of shares of mandatory convertible preferred stock will be entitled to receive out of assets available for distribution to stockholders, before any distribution of assets is made on common stock, or any future class of securities which ranks junior to the mandatory convertible preferred stock, a liquidating distribution in the amount of $25.00 per share, plus an amount equal to the sum of all accumulated and unpaid dividends, whether or not declared, for the then-current dividend period and all prior dividend periods.

Pro Forma Provision for Income Taxes

Upon the consummation of the Offering transaction described in this note, the Company will be taxed at regular corporate rates in addition to the foreign income taxes currently incurred by the foreign subsidiaries.

Spansion LLC

(formerly operating as Fujitsu AMD Semiconductor Limited)

Notes to Consolidated Financial Statements—(Continued)

Deferred tax assets and liabilities will be recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing U.S. assets and liabilities and their respective tax basis. Deferred tax assets and liabilities will be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

For informational purposes, the unaudited pro forma consolidated statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company had been historically taxed as a corporation for the nine-month period ended December 28, 2003, the year ended December 26, 2004 and the nine-month periods ended September 26, 2004 and September 25, 2005, calculated in accordance with FAS No. 109, “Accounting for Income Taxes.”

Significant components of the pro forma provision for (benefit from) income taxes on income (loss) are as follows (in thousands):

	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Nine Months Ended
			Sept. 26, 2004	Sept. 25, 2005
	(in thousands)
Current federal	$—	$2,447	$2,447	$—
Current foreign	3,983	21,207	22,745	(363)

Total current provision	3,983	23,654	25,192	(363)

Deferred federal	(38,949)	—	—	—
Deferred foreign	(8,403)	(35,220)	(17,848)	(22,271)

Total deferred (benefit)	(47,352)	(35,220)	(17,848)	(22,271)

Total income tax (benefit)	$(43,369)	$(11,566)	$7,344	$(22,634)

The pro forma federal tax benefit for all periods presented was partially offset by valuation allowances as future federal taxable income cannot be assumed at this point in time.

Pro Forma Net Income (Loss) Per Share

Prior to the consummation of the Offering, the Company anticipates that it will have approximately          million shares of common stock outstanding. The Company has presented pro forma basic and diluted loss per share amounts for the year ended December 26, 2004 as if the change in corporate structure described above in this note had occurred on December 29, 2003. The Company calculated its pro forma loss per share in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per share is computed based on the weighted-average number of common shares outstanding during the period. There is no difference between basic and diluted loss per share since there were no outstanding options to purchase shares of the Company’s common stock or other potentially dilutive securities outstanding prior to the offering.

                     Shares

Class A Common Stock

P R O S P E C T U S

                    , 2005

Citigroup

Credit Suisse First Boston

JPMorgan

Merrill Lynch & Co.

Morgan Stanley

Deutsche Bank Securities

UBS Investment Bank

Dresdner Kleinwort Wasserstein

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

[Alternative page for Preferred Stock Prospectus]

SUBJECT TO COMPLETION, DATED OCTOBER 21, 2005.

P R O S P E C T U S

$

Spansion Inc.

        % Mandatory Convertible Preferred Stock

We are offering shares of our         % mandatory convertible preferred stock by this prospectus.

We will pay annual dividends on each share of our mandatory convertible preferred stock in the amount of $            . Dividends will be cumulative from the date of issuance and payable to the extent that assets are legally available to pay dividends and our board of directors or an authorized committee of our board declares a dividend payable. We may pay dividends in cash, shares of our Class A common stock, or any combination of cash and Class A common stock, in our sole discretion, after every quarter. Shares of our Class A common stock used to pay dividends will be delivered to the transfer agent to be sold, resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. The first dividend payment, if declared, will be made on                 , 200  .

On                     , 2008, each share of our mandatory convertible preferred stock will automatically convert, subject to the adjustments described in this prospectus, into no fewer than                  shares of our Class A common stock and no more than                  shares of our Class A common stock, depending on the then-prevailing market price of our Class A common stock. At any time on or after the first anniversary of the date of this prospectus and prior to the automatic conversion date, holders may elect to convert each share of their mandatory convertible preferred stock, subject to the adjustments described in this prospectus, into shares of our Class A common stock. If the closing price per share of our Class A common stock exceeds $     for at least 20 trading days within a period of 30 consecutive trading days, we may elect, subject to certain limitations described in this prospectus, to cause the conversion, subject to the adjustments described in this prospectus, of all, but not less than all, of the shares of mandatory convertible preferred stock into shares of our Class A common stock, plus an amount equal to all accumulated and unpaid dividends and a “make-whole” payment.

If we are the subject of specified cash acquisitions on or prior to                 , 2008, under certain circumstances, we will permit conversion of our mandatory convertible preferred stock during a specified period and at a specified conversion rate described in this prospectus, and (unless we exercise our right to deliver shares in lieu of making a cash payment) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including                 , 2008.

Concurrently with this offering, we are also making an initial public offering of our Class A common stock in which we are offering                  shares of our Class A common stock. The initial public offering price of our Class A common stock in that offering is $     per share. We have granted the underwriters of that offering an option to purchase up to                  additional shares of Class A common stock to cover over-allotments. Prior to this offering, there has been no public market for our mandatory convertible preferred stock or Class A common stock. We have applied to have our Class A common stock included for quotation on the Nasdaq National Market under the symbol “SPSN.” The mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market.

Concurrently with this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue up to $         million aggregate principal amount of senior unsecured notes in a private placement. The notes will not be listed or traded on any securities exchange or trading market.

Investing in our mandatory convertible preferred stock involves risks. See “Risk Factors” beginning on page     .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price(1)	$	$
Underwriting Discount	$	$
Proceeds to Spansion (before expenses)	$	$

(1)	Plus accrued dividends, if any, from the issue date.

The underwriters may also purchase up to                  shares of our mandatory convertible preferred stock from us at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any.

The underwriters are offering the shares of our mandatory convertible preferred stock as set forth in “Underwriting.” Delivery of the shares of mandatory convertible preferred stock will be made on or about                 , 2005.

Citigroup	Credit Suisse First Boston

JPMorgan
Merrill Lynch & Co.
Morgan Stanley

Deutsche Bank Securities	UBS Investment Bank

                , 2005

THE OFFERING

The summary below describes the principal terms of the mandatory convertible preferred stock. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Mandatory Convertible Preferred Stock” section of this prospectus contains a more detailed description of the terms of the mandatory convertible preferred stock.

Issuer	Spansion Inc.

Securities offered	shares of % mandatory convertible preferred stock, which we refer to in this prospectus as the “mandatory convertible preferred stock.” To the extent that the underwriters sell more than shares of mandatory convertible preferred stock, they have a 30-day option to purchase an additional shares of mandatory convertible preferred stock from us at the initial offering price, less the underwriting discounts and commissions.

Initial price to public	$ for each share of mandatory convertible preferred stock.

Dividends	$ for each share of mandatory convertible preferred stock per year. Dividends will be cumulative from the date of issuance and to the extent that assets are legally available to pay dividends and our board of directors or an authorized committee of our board declares a dividend payable, we will pay dividends in cash, shares of our Class A common stock, or any combination thereof, in our sole discretion, every quarter. Shares of our Class A common stock used to pay dividends will be delivered to the transfer agent to be sold, resulting in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. See “Risk Factors—Delaware law and the terms of our senior secured credit facility and debt indentures may restrict us from paying cash dividends on our mandatory convertible preferred stock” and “—We cannot assure you that we will file or will be able to file, cause to be declared effective or keep effective, as the case may be, the registration statement required to permit us to pay dividends on our mandatory convertible preferred stock in shares of our common stock.”

Dividend payment dates	The calendar day (or the following business day if such day is not a business day) of each , , and , commencing on , 200_, other than the last dividend payment which will be paid on , 200_.

Mandatory conversion date	, 2008, which we call the “automatic conversion date.”

Mandatory conversion	On the automatic conversion date, each share of mandatory convertible preferred stock will automatically convert into shares of our Class A common stock, based on the conversion rate then in effect. The holders of our mandatory convertible preferred stock on the automatic conversion date will have the right to receive a dividend of cash, shares of our Class A common stock, or any combination of cash and common stock, as we determine in our sole discretion, in an amount equal to the accumulated and unpaid dividends on our mandatory convertible preferred stock as of the automatic conversion date, whether or not declared, out of legally available assets.

Conversion rate	The conversion rate for each share of mandatory convertible preferred stock will not be fewer than shares of our Class A common stock and no more than shares of our Class A common stock, and will depend on the applicable market value of our Class A common stock, as described below. The conversion rate is subject to certain adjustments, including those described under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

The applicable market value is the average of the volume-weighted average prices per share of our Class A common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the automatic conversion date. To the extent that we enter into a reorganization event (as defined under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments”), applicable market value shall mean the exchange property unit value (as defined under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments—Reorganization Events”) and it will be calculated as described under “Description of Mandatory Convertible Preferred Stock—Conversion—Automatic Conversion of Our Mandatory Convertible Preferred Stock.”

The following table illustrates the conversion rate per share of mandatory convertible preferred stock and the value of our Class A common stock issuable upon conversion on the automatic conversion date, at the applicable market value shown, subject to certain adjustments described under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

	Applicable market value on automatic conversion date	Conversion rate
Equal to or greater than $
	Greater than $ and less than $	between and
Less than or equal to $

Provisional conversion at the option of Spansion

At any time on or after the first anniversary of the date of this prospectus and prior to the mandatory conversion date, we may elect to cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding for shares of Class A common stock if the closing price per share of our Class A common stock exceeds $             for at least 20 trading days within a period of 30 consecutive trading days, at a conversion rate of              shares of our Class A common stock. We may also elect to cause the conversion of all, but not less than all, of the shares of mandatory convertible preferred stock then outstanding for shares of Class A common stock at any time prior to the mandatory conversion date if we are a party to a merger or consolidation transaction, at a conversion rate of              shares our Class A common stock. In either case, the conversion rate with respect to such events will be subject to certain adjustments as described under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.” Moreover, we may convert the shares of mandatory convertible preferred stock in the circumstances described in this paragraph only if, in addition to issuing you the shares of Class A common stock, we either:

•      pay you in cash (1) an amount equal to any accumulated and unpaid dividend payments on our mandatory convertible preferred stock, whether or not declared, and (2) the present value of all the remaining dividend payments through and including                 , 2008, on our mandatory convertible preferred stock, computed using a discount rate equal to the Treasury Yield as defined under “Description of Mandatory Convertible Preferred Stock—Conversion—Provisional Conversion at the Option of Spansion,” in each case, out of legally available assets, or

•      increase the number of shares of our Class A common stock to be issued on conversion by an amount equal to the sum of the accrued and unpaid dividends and the present value of all remaining dividend payments, divided by the applicable market value per share of our Class A common stock. See “Description of Mandatory Convertible Preferred Stock—Conversion—Provisional Conversion at the Option of Spansion.”

Optional conversion	At any time on or after the first anniversary of the date of this prospectus and prior to the automatic conversion date, you may elect to convert each of your shares of mandatory convertible preferred stock into shares of our Class A common stock. This conversion rate is subject to certain adjustments as described under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

Conversion upon cash acquisition; make-whole amount and public acquirer change of control	If we are the subject of specified cash acquisitions on or prior to , 2008, under certain circumstances, we will (1) permit conversion of our mandatory convertible preferred stock during the period beginning on the date that is 15 days prior to the anticipated effective date of the applicable cash acquisition and ending on the date that is 15 days after the actual effective date at a specified conversion rate determined by reference to the price per share of our Class A common stock paid in such cash acquisition and (2) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including , 2008, as described under “Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control.” The applicable conversion rate will be determined based on the date such transaction becomes effective and the price paid per share of our Class A common stock in such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of providing for immediate conversion and paying the dividend amount, we may elect to adjust our conversion obligation such that upon conversion of the mandatory convertible preferred stock, we will deliver acquirer common stock as described under “Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control.”

Anti-dilution adjustments	The formula for determining the conversion rate on the automatic conversion date and the number of shares of our Class A common stock to be delivered upon any other conversion date may be adjusted if certain events occur. See “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

Liquidation preference	$25.00 per share of mandatory convertible preferred stock, plus an amount equal to the sum of all accumulated and unpaid dividends.

Voting rights	Holders of the mandatory convertible preferred stock will not be entitled to any voting rights, except as required by applicable state law and as described under “Description of Mandatory Convertible Preferred Stock—Voting Rights.”

Ranking	The mandatory convertible preferred stock will rank senior in right of payment to all of our common stock now outstanding or to be issued in the future and junior to all our existing and future debt obligations and all series of preferred stock that we may issue in the future, the terms of which provide that such series will rank senior to our mandatory convertible preferred stock. The terms of the mandatory convertible preferred stock restrict our ability to issue capital stock that ranks senior to the mandatory convertible preferred stock.

Trading	The mandatory convertible preferred stock are a new issue of securities and currently there is no market for them. We do not intend to apply to have the mandatory convertible preferred stock listed on any securities exchange or to arrange for any quotation system to quote them. The underwriters have advised us that they intend to make a market in the mandatory convertible preferred stock, but they are not obligated to do so. The underwriters may discontinue any market making in the mandatory convertible preferred stock at any time in their sole discretion. Accordingly, we cannot assure you that a liquid market will develop or be maintained for the mandatory convertible preferred stock, that you will be able to sell your mandatory convertible preferred stock at a particular time or that the prices you receive when you sell will be favorable.

Use of proceeds	We estimate that we will receive approximately $ million in net proceeds ($ million if the underwriters exercise their over-allotment option in full) from the sale of the mandatory convertible preferred stock offered hereby. We intend to use the net proceeds from this offering for working capital, capital expenditures and general corporate purposes.

Risk factors	Investing in the mandatory convertible preferred stock involves substantial risks. You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” before investing in the mandatory convertible preferred stock.

Concurrent Class A common stock offering	Concurrently with this offering, we are also making a public offering of shares of our Class A stock for a public offering price of $ per share. We have granted the underwriters of our offering of Class A common stock an option to purchase up to additional shares of Class A common stock to cover over-allotments. We have applied to have the Class A common stock included for quotation on the Nasdaq National Market under the symbol “SPSN.” We intend to use the net proceeds from our concurrent offering of Class A common stock for working capital, capital expenditures and general corporate purposes. The completion of the sale of our Class A common stock is a condition to the completion of this offering.

Concurrent notes offering	Concurrently with the consummation of this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $ million aggregate principal amount of senior unsecured notes in a private placement and apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. The completion of the sale of the notes is a condition to the completion of this offering. The concurrent offering and sale of the notes in the private placement is not being registered under the Securities Act of 1933, and the notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Risks Related to the Mandatory Convertible Preferred Stock

The market price of our mandatory convertible preferred stock will be directly affected by the market price of our common stock, which may be volatile.

The mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market. To the extent there is a secondary market for our mandatory convertible preferred stock, we believe that the market price of our mandatory convertible preferred stock will be directly affected by the market price of shares of our common stock, which are being offered in an initial public offering concurrently with this offering. We cannot predict how shares of our common stock will trade or at what price they will trade. This may result in greater volatility in the market price of the mandatory convertible preferred stock than would be expected for nonconvertible preferred stock. Before our initial public offering, there has not been a public market for our common stock. Although we have applied to have our common stock included for quotation on the Nasdaq National Market, an active trading market for our common stock may not develop or be sustained after this offering. An illiquid market for our common stock may result in volatility and poor execution of buy and sell orders for investors. The initial public offering price for our common stock has been determined by negotiations among the underwriters for that offering and us. The initial public offering price of our common stock may not correspond to the price at which our common stock will trade in the public market subsequent to the initial public offering. In addition, the price of our common stock available in the public market may not reflect our actual financial performance. The market price of our common stock could be subject to wide fluctuations in response to many factors listed in this sections and others beyond our control, including:

•	changes in projections of our operating results by securities analysts;

•	fluctuations in the valuation of companies perceived to be comparable to us; and

•	share price and volume fluctuations attributable to inconsistent trading volume levels and other factors.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock and our mandatory convertible preferred stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could materially adversely affect us.

A holder of our mandatory convertible preferred stock may realize some or all of a decline in the market value of our common stock.

The number of shares of our common stock that you will receive upon the automatic conversion of your shares of mandatory convertible preferred stock is not fixed but instead will depend on the average of the volume-weighted average price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the automatic conversion date, subject to adjustment, which we refer to as the applicable market value. The market value of common stock received by you on the automatic conversion date may be less than the effective price per share paid by you for our common stock by buying the shares of mandatory convertible preferred stock. The applicable market value of our common stock on                 , may be less than $     per share, which we call the initial price. If that market value is less than the initial price, then holders of our mandatory convertible preferred stock will receive shares of our common stock on                 , with a market per share value that is less than the initial price. Accordingly, a holder of mandatory convertible preferred stock assumes the entire risk that the market value of our common stock may decline. Any decline in the market value of our common stock may be substantial.

The opportunity for equity appreciation provided by an investment in the shares of our mandatory convertible preferred stock is less than that provided by a direct investment in our common stock.

The opportunity for equity appreciation provided by an investment in our mandatory convertible preferred stock is less than that provided by a direct investment in our common stock. The applicable market value of our common stock on                 , must exceed the threshold appreciation price of $                 before a holder of our mandatory convertible preferred stock will realize any equity appreciation in connection with a mandatory conversion.

Holders of our mandatory convertible preferred stock will have no rights as holders of common stock until they acquire our common stock.

Until you acquire shares of our common stock upon conversion, you will have no rights with respect to our common stock, including voting rights (except as required by applicable state law and as described under “Description of Mandatory Convertible Preferred Stock—Voting Rights”), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date.

The mandatory convertible preferred stock offered hereby has never been publicly traded and may never be publicly traded.

Prior to this offering, there has been no active trading market for our mandatory convertible preferred stock offered hereby. Our mandatory convertible preferred stock has not been listed on any stock exchange or trading market. There can be no assurance that an active trading market will develop, or if developed, that an active trading market will be maintained. The underwriters have advised us that they intend to facilitate secondary market trading by making a market in the shares of mandatory convertible preferred stock offered hereby. However, the underwriters are not obligated to make a market in the shares of mandatory convertible preferred stock and may discontinue market making activities at any time.

If securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our mandatory convertible preferred stock will depend, in part, on the research reports and ratings that securities or industry analysts publish about us, our business and the Flash memory market in general. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades our underlying common stock, our common stock price may decline which in turn could negatively impact the price of our mandatory convertible preferred stock. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our common stock or mandatory convertible preferred stock or the trading volume of these securities to decline.

The shares of mandatory convertible preferred stock will rank junior to all of our and our subsidiaries’ liabilities and any senior preferred stock that we issue and pari passu with any other preferred stock, in the event of a bankruptcy, liquidation or winding up of our affairs.

In the event of bankruptcy, liquidation or winding up of our affairs, our assets will be available to pay obligations on our mandatory convertible preferred stock only after all of our liabilities have been paid and only on a pari passu basis with any other pari passu preferred stock we may issue hereafter. In addition, our mandatory convertible preferred stock will effectively rank junior to all of our existing and future liabilities and all existing and future liabilities of our subsidiaries and the capital stock of our subsidiaries held by third parties. The rights of holders of our mandatory convertible preferred stock effectively to participate in the assets of our subsidiaries upon any liquidation, dissolution or winding up of the affairs of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and preferred equity holders. As of September 25, 2005, we had total consolidated liabilities of approximately $2.8 billion. In the event of a bankruptcy, liquidation, dissolution or winding up of our affairs, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of our mandatory convertible preferred stock. To the extent we have assets remaining after paying our and our subsidiaries’ liabilities, we are obligated to pay amounts due on any or all of our preferred stock then outstanding ranking senior to the mandatory convertible preferred stock and then any other preferred stock that we may issue in the future on a pari passu basis. We are permitted to issue up to $                 million aggregate liquidation preference of senior preferred stock without the consent of the holders of our mandatory convertible preferred stock.

The value of our mandatory convertible preferred stock may be adversely affected by modifications to our capital structure for which the conversion rate will not be adjusted.

The number of shares of common stock that you are entitled to receive on the conversion date, or as a result of early conversion of a share of mandatory convertible preferred stock, is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. However, we will not adjust the conversion rate for other events, including offerings of common stock for cash by us or in connection with acquisitions. As a result, an event that adversely affects the value of the shares of mandatory convertible preferred stock, but does not result in an adjustment to the conversion rate, could occur.

Delaware law and the terms of our senior secured credit facility and the indenture that will govern our subsidiary’s notes may restrict us from paying cash dividends on our mandatory convertible preferred stock.

Delaware law provides that we may pay dividends on the mandatory convertible preferred stock only to the extent that assets are legally available to pay such dividends. Legally available assets mean the amount of our surplus. Our surplus is the amount by which our total assets exceed the sum of (x) our total liabilities, including our contingent liabilities, and (y) the amount of our capital. In accordance with Delaware law, the amount of our total assets and total liabilities is determined by our board of directors each time we intend to declare dividends. If there is no surplus, legally available assets means, in the case of a dividend, the amount of our net profits for the fiscal year in which the payment occurs and/or the preceding fiscal year.

The terms of our senior secured credit facility limit our ability to pay cash dividends on any shares of our mandatory convertible preferred stock. Furthermore, if we are in default under our senior secured credit facility, our ability to pay cash dividends will be limited in the absence of a waiver from that default or an amendment to our senior secured credit facility. We currently anticipate that similar prohibitions will be applicable under the indenture governing the notes being concurrently offered by Spansion LLC, our indirect wholly-owned subsidiary. In these circumstances, we cannot assure you that we will be able to successfully obtain such waivers or negotiate an amendment.

In addition, because we are a holding company, our ability to pay cash dividends on shares of our mandatory convertible preferred stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under the indenture governing the notes being concurrently offered in a private placement by Spansion LLC, our indirect wholly-owned subsidiary. Accordingly, there is no guarantee that we will be able to pay any cash dividends on shares of our mandatory convertible preferred stock, including upon mandatory conversion.

We cannot assure you that we will file or will be able to file, cause to be declared effective or keep effective, as the case may be, the registration statement required to permit us to pay dividends on our mandatory convertible preferred stock in shares of our common stock.

We are permitted to pay dividends on our mandatory convertible preferred stock by delivering shares of our common stock to the transfer agent to be sold. We may pay dividends in this manner, however, only if there is an effective registration statement permitting the transfer agent to sell our common stock in the public market. We cannot assure you that we will or will be able to file, cause to be declared effective or keep effective, as the case may be, such registration statement.

The conversion rate and payment you may receive in respect of shares of mandatory convertible preferred stock converted in connection with certain cash acquisitions of us may not adequately compensate you for the lost option time value of your mandatory convertible preferred stock.

If certain cash acquisitions of us occur on or prior to                 , under certain circumstances, we will (1) permit conversion of our mandatory convertible preferred stock during the period beginning on the date that is 15 days prior to the anticipated effective date of the applicable cash acquisition and ending on the date that is 15 days after the actual effective date and (2) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including                 , as described under “Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control.” The applicable conversion rate will be determined based on the date on which the transaction becomes effective and the price paid per share of our common stock in such transaction as described under “Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control.” While the conversion rate and the additional payment amount is designed to compensate you for the lost option time value of your mandatory convertible preferred stock as a result of such transaction, the amount of the make whole premium is only an approximation of such lost value and may not adequately compensate you for such loss.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The number of shares of common stock that you are entitled to receive upon conversion is subject to adjustment for certain events, including from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us or a third party that modify our capital structure. If the conversion rate is adjusted, under certain circumstances, you might be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. In addition, non-U.S. holders of the mandatory convertible preferred stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements.

We will have broad discretion in the use of net proceeds from this offering and the concurrent offering of our common stock and may not use them effectively.

Although our management currently intends to use the net proceeds from this offering and the concurrent offering of our common stock in the manner described in “Use of Proceeds,” they will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could affect our ability to continue to manufacture and sell our products.

Being a public company will increase our expenses and administrative burden.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange

Commission and the Nasdaq Stock Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Provisions in our corporate governance documents as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, a classified board of directors and limitations on action by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock that ranks equal to our mandatory convertible preferred stock without stockholder approval, which could be used to make an acquisition of us more difficult. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

DESCRIPTION OF MANDATORY CONVERTIBLE PREFERRED STOCK

The description in this prospectus of the terms of our mandatory convertible preferred stock is only a summary. The terms of our mandatory convertible preferred stock are contained in a certificate of designations that amends our certificate of incorporation, which will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

General

Our certificate of incorporation, as amended, authorizes the issuance of                  shares of preferred stock, $0.001 par value per share, in one or more series and on the terms and conditions determined by our board of directors. When issued, our mandatory convertible preferred stock will constitute a single series of our preferred stock, consisting of                  shares (or                  shares if the underwriters exercise in full their over-allotment option in accordance with the procedures set forth in “Underwriting” found elsewhere in this prospectus). The liquidation preference of our mandatory convertible preferred stock will be $25.00 per share, plus an amount equal to the sum of all accumulated and unpaid dividends. The holders of shares of our mandatory convertible preferred stock will have no preemptive rights. All of the shares of our mandatory convertible preferred stock, when issued and paid for, will be fully paid and non-assessable.

Our mandatory convertible preferred stock will rank senior to all of our currently outstanding common stock and any common stock that we may issue in the future as to payment of dividends and distribution of assets upon our dissolution, our liquidation or the winding up of our affairs. Our mandatory convertible preferred stock will rank junior to all our existing and future debt obligations and all series of preferred stock that we may issue in the future, the terms of which provide that such class or series will rank senior to our mandatory convertible preferred stock. Our mandatory convertible preferred stock will rank on a parity with any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with our mandatory convertible preferred stock. We intend to use the net proceeds from the offering of the mandatory convertible preferred stock for working capital, capital expenditures and general corporate purposes. See “Use of Proceeds.”

We will not be entitled to issue any class or series of our capital stock the terms of which provide that such class or series will rank senior to our mandatory convertible preferred stock as to payment of dividends or distribution of assets upon our dissolution, liquidation or winding up without the approval of the holders of at least a majority of the shares of our mandatory convertible preferred stock then outstanding and any class or series of securities on a parity with our mandatory convertible preferred stock then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate preference of its outstanding shares. See “—Voting Rights.”

Under Delaware law, we may pay dividends on our mandatory convertible preferred stock, whether in cash or otherwise, only to the extent that assets are legally available to pay such dividends. Legally available assets means the amount of our surplus. Our surplus is the amount by which our total assets exceed the sum of:

•	our total liabilities, including our contingent liabilities; and

•	the amount of our capital.

If there is no surplus, legally available assets means, in the case of a dividend, the amount of our net profits for the fiscal year in which the payment occurs and/or the preceding fiscal year.

When the need to make a determination of legally available assets arises, the amount of our total assets and liabilities and the amount of our capital will be determined by our board of directors in accordance with Delaware law after giving effect to the offerings.

Dividends

General

Dividends on our mandatory convertible preferred stock will be payable quarterly, if declared, on the      calendar day (or the following business day if the              is not a business day) of             ,             ,              and              of each year (each a “dividend payment date”) at the annual rate of $             per share. The initial dividend on our mandatory convertible preferred stock assuming our issue date is             , will be $             per share, and will be payable, if declared, on             . Each subsequent quarterly dividend on our mandatory convertible preferred stock, if declared, will be $             per share.

The amount of dividends payable on each share of our mandatory convertible preferred stock for each full quarterly period will be computed by dividing the annual dividend rate by four. The amount of dividends payable for any other period that is shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

A dividend period is the period ending on the day before a dividend payment date and beginning on the preceding dividend payment date or, if none, the date of issue. Dividends payable, if declared, on a dividend payment date will be payable to holders of record as they appear on our stock register on the later of (1) the      calendar day (or the following business day if the      calendar day is not a business day) of the calendar month before the calendar month in which the applicable dividend payment date occurs, and (2) the close of business on the day on which our board of directors or an authorized committee of our board declares the dividend payable.

We are only obligated to pay a dividend on our mandatory convertible preferred stock if our board of directors or an authorized committee of our board declares the dividend payable and we have assets that legally can be used to pay the dividend. The terms of the indenture governing the notes in the concurrent private placement and our credit facility may limit our ability to pay cash dividends on any shares of our preferred stock.

Dividends on our mandatory convertible preferred stock will be cumulative, whether or not there are assets legally available for the payment of such dividends. This means that, if our board of directors or an authorized committee of our board fails to declare a dividend, the dividend will accumulate until declared and paid. Accumulated unpaid dividends will cumulate dividends at the annual rate of      percent and are payable in the manner provided below.

We may pay dividends in cash, shares of Class A common stock, or any combination thereof, as we determine in our sole discretion. Shares of our Class A common stock delivered to the transfer agent as dividends on behalf of the holders of our mandatory convertible preferred stock will be sold for cash. We will serve as the designated agent of the holders of shares of our mandatory convertible preferred stock in causing the transfer agent to deliver the shares of Class A common stock for sale. If we pay dividends by delivering shares of our Class A common stock to the transfer agent, we must deliver to the transfer agent the number of shares of our Class A common stock, which, when sold, will result in net cash proceeds to be distributed to the holders in an amount equal to the cash dividends otherwise payable. To pay dividends in this manner, we must provide the transfer agent with a registration statement permitting the immediate sale of the shares of Class A common stock in the public market. In addition, we may elect to deliver shares of our Class A common stock to the transfer agent to sell on our behalf pursuant to such registration statement in order to finance our payment of a cash dividend. We cannot assure you that we will file or will be able to timely file, cause to be declared effective or keep effective such a registration statement. See “Risk Factors—We cannot assure you that we will file or will be able to file, cause to be declared effective or keep effective, as the case may be, the registration statement required to permit us to pay dividends on our mandatory convertible preferred stock in shares of our common stock.”

If we pay dividends in shares of our Class A common stock by delivering them to the transfer agent, those shares will be owned by the holders of shares of our mandatory convertible preferred stock upon delivery to the transfer agent, and the transfer agent will hold those shares and the net cash proceeds from the sale of those shares for the exclusive benefit of the holders. By purchasing our mandatory convertible preferred stock, you are deemed to appoint us as your agent in causing the transfer agent to deliver the shares of Class A common stock for sale upon payment of dividends on our mandatory convertible preferred stock.

We are not obligated to pay holders of mandatory convertible preferred stock any interest or sum of money in lieu of interest on any dividend not paid on a dividend payment date or any other late or penalty payment. We are also not obligated to pay holders of mandatory convertible preferred stock any dividend in excess of the full dividends on the mandatory convertible preferred stock that are payable as described above, although our board of directors or an authorized committee of our board may declare and pay a special dividend out of legally available assets.

If our board of directors or an authorized committee of our board does not declare a dividend in respect of any dividend payment date, the board of directors or an authorized committee may declare and pay the dividend on any other date, whether or not a dividend payment date. The persons entitled to receive the dividend will be holders of our mandatory convertible preferred stock as they appear on our stock register on a date selected by the board of directors or an authorized committee. That date must (1) not precede the date our board of directors or an authorized committee of our board declares the dividend payable and (2) not be more than 60 days prior to the date the dividend is paid.

Payment Restrictions

If we do not pay a dividend on a dividend payment date, then, until all accumulated and unpaid dividends on our mandatory convertible preferred stock for all prior dividend periods are declared and paid:

•	We may not take any of the following actions with respect to any of our capital stock that ranks junior to our mandatory convertible preferred stock (“junior capital stock”) as to payment of dividends or the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs:

•	declare or pay any dividend or make any distribution of assets on such junior capital stock, other than dividends or distributions made in shares of our capital stock that ranks junior to our mandatory convertible preferred stock or securities that rank junior to our mandatory convertible preferred stock that are exchangeable for or convertible into our capital stock that ranks junior to our mandatory convertible preferred stock as to payment of dividends and the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs; or

•	redeem, purchase or otherwise acquire, pay or make available any monies for a sinking fund for such junior capital stock, except upon conversion into or in exchange for our capital stock that ranks junior to our mandatory convertible preferred stock as to payment of dividends and the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs.

•	We may not redeem, purchase or otherwise acquire any of our capital stock that ranks equally with our mandatory convertible preferred stock as to payment of dividends or the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs, except upon conversion into or in exchange for our capital stock that ranks equally with or junior to our mandatory convertible preferred stock as to payment of dividends and the distribution of assets upon our dissolution, our liquidation or the winding up of our affairs; provided, however, that:

•	the equally ranking capital stock contains terms and conditions (including, without limitation, with respect to the payment of dividends, dividend rates, liquidation preferences, voting and representation rights, payment restrictions, anti-dilution rights, change of control rights, covenants, remedies and conversion and redemption rights) that are not materially less favorable, taken as a whole, to us or to the holders of our mandatory convertible preferred stock than those contained in the capital stock that is converted into or exchanged for such equally ranking capital stock, as determined in good faith by our board of directors;

•	the aggregate amount of the liquidation preference of the equally ranking capital stock does not exceed the aggregate amount of the liquidation preference, plus accumulated and unpaid dividends, of the capital stock that is converted or exchanged for such equally ranking capital stock; and

•	the aggregate number of shares of our Class A common stock issuable upon conversion, redemption or exchange of the equally ranking capital stock does not exceed the aggregate number of shares of our Class A common stock issuable upon conversion, redemption or exchange of the capital stock that is converted or exchanged for such equally ranking capital stock, including any such shares of our Class A common stock issuable in respect of accrued and unpaid dividends.

Notwithstanding the restrictions described in the immediately preceding paragraph, we may redeem, repurchase or otherwise acquire for consideration, parity stock pursuant to a purchase or exchange offer made to all holders of such parity stock and on the same terms to all holders of other parity stock, including the mandatory convertible preferred stock.

The foregoing restrictions do not restrict our ability to declare and pay dividends, whether in cash or shares of capital stock, on capital stock that ranks equally with our mandatory convertible preferred stock as to the payment of dividends or the distribution of assets upon our dissolution, our liquidation, or the winding up of our affairs.

Conversion

General

Each share of mandatory convertible preferred stock will be convertible into a specified number of newly issued shares of our Class A common stock equal to the applicable conversion rate. The applicable conversion rate will vary depending upon whether:

•	your mandatory convertible preferred stock is converted on the automatic conversion date; or

•	we cause you to convert your mandatory convertible preferred stock prior to the automatic conversion date, as described below under “—Automatic Conversion of Our Mandatory Convertible Preferred Stock,” pursuant to our provisional conversion right described below under “—Provisional Conversion at the Option of Spansion”; or

•	you convert your mandatory convertible preferred stock prior to the automatic conversion date pursuant to the conversion right described below under “—Conversion at the Option of the Holder”; or

•	we are the subject of specified cash acquisitions prior to the automatic conversion date, and you have converted your mandatory convertible preferred stock through an exercise of the early conversion right as described in “—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control.”

If we enter into specified reorganization events, such as a merger with or into another person, a sale of our property as an entirety or substantially as an entirety or specified reclassifications of our common stock, each share of mandatory convertible preferred stock will no longer be convertible into shares of our Class A common stock but will thereafter be convertible into exchange property units (as defined under “—Anti-dilution Adjustments—Reorganization Events”). The number of exchange property units to which a converting holder will be entitled will vary depending upon whether conversion occurs (1) on the automatic conversion date, (2) pursuant to our provisional conversion right, (3) pursuant to your optional conversion right or (4) following a qualifying cash acquisition, pursuant to your early conversion right. If an exchange property unit includes property other than common stock, then upon conversion, we may elect to deliver additional shares of common stock in lieu of such other property; the number of such additional shares of common stock will be equal to the applicable market value of such other property divided by the applicable market value per share of such common stock.

Conversion of the mandatory convertible preferred stock will occur on the automatic conversion date unless you exercise your optional conversion right or, following a qualifying cash acquisition, your early conversion right, or we exercise our provisional conversion right.

On the conversion date or as soon as reasonably practicable thereafter, certificates representing our common stock will be issued and delivered to you or your designee, upon presentation and surrender of the certificate evidencing the shares of our mandatory convertible preferred stock, if shares of our mandatory convertible preferred stock are held in certificated form, and payment by you of (1) any transfer or similar taxes payable in connection with the issuance of our common stock to any person other than you and (2), as further described under “—Conversion at the Option of the Holder” below, in connection with an optional conversion after the close of business on a record date for any payment of dividends and before the opening of business on the next dividend payment date, a cash payment of an amount equal to the dividend on those shares of mandatory convertible preferred stock which is to be paid on that dividend payment date.

Our mandatory convertible preferred stock will be deemed to have been converted and the shares of our Class A common stock issuable upon such conversion will be deemed to be issued immediately prior to the close of business on the conversion date or, if shares of our mandatory convertible preferred stock are held in certificated form, on such later date as such certificates are presented and surrendered (such date being the “conversion date”). Prior to such date, our Class A common stock underlying our mandatory convertible preferred stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to such common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on such common stock, by virtue of holding our mandatory convertible preferred stock.

Automatic Conversion of Our Mandatory Convertible Preferred Stock

Each share of our mandatory convertible preferred stock, unless previously converted, will automatically convert, on                     , 2008, or the “automatic conversion date,” into a number of newly issued shares of our Class A common stock equal to the conversion rate described in the next paragraph. The holders of shares of mandatory convertible preferred stock on the automatic conversion date will have the right to receive a payment of cash, shares of our Class A common stock, or any combination thereof, as we determine in our sole discretion, in an amount equal to the accumulated and unpaid dividends on our mandatory convertible preferred stock as of the automatic conversion date (taking into account any payment of such dividends on the automatic conversion date), whether or not declared, out of legally available assets. To the extent we have these assets available and we pay some or all of the amount of accumulated and unpaid dividends in shares of our Class A common stock, the number of shares of our Class A common stock issuable to you in respect of such accumulated and unpaid dividends will equal the amount of accumulated and unpaid dividends on our mandatory convertible preferred stock on the automatic conversion date that we determine to pay in shares of our Class A common stock divided by the “applicable market value” (as defined below) per share of our Class A common stock used for purposes of determining the conversion rate. In the event we pay some or all of the amount of accumulated and unpaid dividends in shares of our Class A common stock, we will notify the holders of shares of our mandatory convertible preferred stock whether such amount will be payable in full in shares of our Class A common stock or any combination of cash and shares of our Class A common stock, and will specify the combination in the notice, at least 3 business days prior to the first trading day that will be included in the calculation of applicable market value for purposes of determining the conversion rate applicable to such conversion.

The conversion rate for the automatic conversion date, which is the number of newly issued shares of our Class A common stock issuable upon conversion of each share of our mandatory convertible preferred stock on that date, will, subject to adjustment under certain circumstances as described under “—Anti-dilution Adjustments” below, be as follows:

•

If the “applicable market value” of our Class A common stock (as defined below) is equal to or greater than $            , which we call the “threshold appreciation price”, then the conversion rate per share of mandatory convertible preferred stock will be                  shares of our Class A common stock (which we

call the “minimum conversion rate”), which is equal to $25.00 divided by $ (the threshold appreciation price).

Accordingly, if the market price for our Class A common stock increases after the date of this prospectus but that market price is equal to the threshold appreciation price on the automatic conversion date, the value of the shares of our Class A common stock issued upon conversion of each such share of mandatory convertible preferred stock will equal $25.00. If the market price for our Class A common stock increases after the date of this prospectus and that market price is greater than the threshold appreciation price on the automatic conversion date, the value of the shares of our Class A common stock issued upon conversion of each such share of mandatory convertible preferred stock, assuming that the market price on the automatic conversion date is the same as the applicable market value of our Class A common stock, will be greater than $25.00.

•	If the applicable market value of our Class A common stock is less than the threshold appreciation price but greater than $ (which we call the “initial stock price”), the conversion rate will be equal to $25.00 divided by the applicable market value of our common stock per share of our mandatory convertible preferred stock. Accordingly, if the market price for our Class A common stock increases after the date of this prospectus but that market price is less than the threshold appreciation price on the automatic conversion date, the value of the shares of our Class A common stock issued upon conversion of each share of our mandatory convertible preferred stock, assuming that the market price on the automatic conversion date is the same as the applicable market value of our Class A common stock, will equal $25.00.

•	If the applicable market value of our Class A common stock is less than or equal to the initial stock price, the conversion rate (which we call the “maximum conversion rate”) will be shares of our Class A common stock per share of our mandatory convertible preferred stock, which is equal to $25.00 divided by the initial stock price. Accordingly, if the market price of our Class A common stock on the automatic conversion date equals the initial stock price, the value of those shares, assuming that this market price is the same as the applicable market value of our Class A common stock, will equal $25.00. If the market price for our Class A common stock decreases to an amount that is less than the initial stock price on the automatic conversion date, the value of the shares of our Class A common stock issued upon conversion of each share of our mandatory convertible preferred stock, assuming that the market price on the automatic conversion date is the same as the applicable market value of our Class A common stock, will be less than $25.00. Holders of our mandatory convertible preferred stock will realize the entire decline in equity value if, at the automatic conversion date, the applicable market value of our Class A common stock is less than the initial stock price.

In the circumstances described in each of the three bullets above, to the extent of any accumulated and unpaid dividends on our mandatory convertible preferred stock on the conversion date (taking into account any payment of such dividends on the automatic conversion date, as specified in the first paragraph of this section), we can pay the amount of such accumulated and unpaid dividends in cash, shares of our Class A common stock or any combination thereof. In the event we decide to pay such amount in shares of our Class A common stock, the number of newly issued shares of our Class A common stock issuable upon conversion of each share of our mandatory convertible preferred stock on the automatic conversion date will be increased by an amount equal to any accumulated and unpaid dividends on our mandatory convertible preferred stock on the conversion date (taking into account any payment of such dividends on the automatic conversion date), divided by the applicable market value per share of our Class A common stock used for purposes of determining the conversion rate.

We refer to the minimum conversion rate and the maximum conversion rate collectively as the “fixed conversion rates.”

The “applicable market value” means the average of the volume-weighted average prices per share of our Class A common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the conversion date; provided, however, that if we enter into a reorganization event (as defined under

“—Anti-dilution Adjustments” below), applicable market value shall mean the exchange property (as defined under “—Anti-dilution Adjustments—Reorganization Events” below) unit value. Following the occurrence of any such event, references herein to conversion into shares of our Class A common stock should be construed to be references to conversion into exchange property units. For purposes of calculating the exchange property unit value, (x) the value of any common stock shall be determined using the average of the closing price per unit of such common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the conversion date and (y) the value of any other property, including securities other than common stock, shall be the value of such property determined at the effective time of the applicable reorganization event.

The “volume-weighted average price,” with respect to a trading day, means such price as displayed on Bloomberg (or any successor service) page SPSN<equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or if such price is not available, the “applicable stock price” means the closing price (as defined below).

For purposes of determining the applicable market value or the current market price (as defined below) for our Class A common stock or any other common stock, the closing price of our Class A common stock or such other common stock on any date of determination means the closing sale price or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and closing ask prices on the Nasdaq National Market on that date. If our Class A common stock or such other common stock is not listed on the Nasdaq National Market on any date of determination, the closing price of our Class A common stock or such other common stock on that date means the closing sales price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which our Class A common stock or such other common stock is so listed or quoted, or if our Class A common stock or such other common stock is not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market, or, if our Class A common stock or such other common stock is not so reported, the last quoted bid price for our Class A common stock or such other common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization or, if that bid price is not available, the market value of our Class A common stock or such other common stock on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A “trading day” means a day during which trading in securities generally occurs on the Nasdaq National Market or, if our Class A common stock or any other common stock, as the case may be, is not listed on the Nasdaq National Market, on the principal other U.S. national or regional securities exchange on which our Class A common stock or such other common stock, as the case may be, is then listed or, if our Class A common stock or such other common stock, as the case may be, is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market or, if our Class A common stock or such other common stock, as the case may be, is not so reported, on the principal over-the-counter market on which our Class A common stock, or such other common stock, as the case may be, is then traded. No day on which our Class A common stock or such other common stock, as the case may be, experiences any of the following, however, will count as a trading day:

•	any suspension of or limitation imposed on trading of our Class A common stock or such other common stock, as the case may be, on the principal U.S. national or regional securities exchange or association or over-the-counter market on which it is listed or traded;

•	any event (other than an event listed in the bullet below) that disrupts or impairs the ability of market participants in general to effect transactions in or obtain market values for our Class A common stock or such other common stock, as the case may be, on the principal U.S. national or regional securities exchange or association or over-the-counter market on which it is listed or traded; or

•

the principal U.S. national or regional securities exchange or association or over-the-counter market on which our Class A common stock or such other common stock, as the case may be, is listed or trades closes on any exchange business day prior to its scheduled closing time unless, in the case of an exchange or the Nasdaq stock market, such earlier closing time is announced by the exchange or association at least one hour prior to the earlier of (1) the actual closing time for the regular trading session on that exchange and (2) the submission deadline for orders to be entered into the exchange for execution on that business day.

Provisional Conversion at the Option of Spansion

At any time on or after the first anniversary of the date of this prospectus and prior to the automatic conversion date, we may, at our option cause the conversion of all, but not less than all, the shares of our mandatory convertible preferred stock then outstanding for shares of our Class A common stock at the minimum conversion rate of                  shares of our Class A common stock for each share of our mandatory convertible preferred stock, subject to adjustment under the circumstances described under “Anti-dilution Adjustments” below; provided that we may not send the notice of provisional conversion to you unless the closing price per share of our Class A common stock on the day of such notice exceeded 160 percent of the threshold appreciation price (or $            ) for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the notice date. Such notice must specify the date for the provisional conversion which shall be at least 30, but not more than 60, days from the date of such notice. In addition, if we elect to deliver some or all of the amount of accumulated and unpaid dividends and the present value of all remaining dividend payments on your mandatory convertible preferred stock through and including                 , in shares of our Class A common stock (as described below), such notice will indicate whether such amount will be payable in full in shares of our Class A common stock or any combination of cash and shares of our Class A common stock, and we will specify the combination in the notice.

In addition, if we are party to a reorganization event (as defined below) at any time prior to the automatic conversion date, we may elect to cause the conversion of all, but not less than all, of our mandatory convertible preferred stock then outstanding at the maximum conversion rate of                  shares of common stock for each share of mandatory convertible preferred stock, effective immediately prior to the closing of such transaction. Moreover, if we elect to deliver some or all of the amount of accumulated and unpaid dividends and the present value of all remaining dividend payments on your mandatory convertible preferred stock through and including                 , in shares of our Class A common stock (as described below), the notice of such provisional conversion will indicate whether such amount will be payable in full in shares of our Class A common stock or any combination of cash and shares of our Class A common stock, and we will specify the combination in the notice.

We will be able to cause this conversion only if, in addition to issuing you shares of our Class A common stock as described above, we either pay you in cash, the sum of (which we refer to as the “dividend make-whole amount”) (1) an amount equal to any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock, whether or not declared, plus (2) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including             , in each case, out of legally available assets, or increase the number of shares of our Class A common stock to be issued on conversion by an amount equal to the dividend make-whole amount, divided by the closing price of our Class A common stock determined as of the second trading day immediately preceding the conversion date. The present value of the remaining dividend payments will be computed using a discount rate equal to the Treasury Yield. “Treasury Yield” means the weekly average yield at the time of computation for United States Treasury securities at constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the conversion date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then-remaining term to             ; provided, however, that if the then-remaining term to              is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then-remaining term to              is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Conversion at the Option of the Holder

The holders of shares of mandatory convertible preferred stock have the right to convert them, in whole or in part, at any time after the first anniversary of the date of this prospectus but prior to the automatic conversion date, into shares of our Class A common stock at the minimum conversion rate of                  shares of our Class A common stock for each share of our mandatory convertible preferred stock, subject to adjustment under certain circumstances as described under “—Anti-dilution Adjustments” below.

In addition to the number of shares of Class A common stock issuable upon conversion of each share of mandatory convertible preferred stock at the option of the holder on the effective date of any early conversion, each holder converting shares of mandatory convertible preferred stock will have the right to receive an amount in cash or shares of our Class A common stock equal to all accrued, cumulated and unpaid dividends on such converted shares of mandatory convertible preferred stock, whether or not declared prior to that date, for the portion of the then-current dividend period until the date of conversion and all prior dividend periods (other than previously declared dividends on our mandatory convertible preferred stock previously payable to holders of record); provided that we are then legally permitted to pay such dividends.

Moreover, holders of shares of mandatory convertible preferred stock at the close of business on a record date for any payment of dividends will be entitled to receive any dividend then payable on those shares of mandatory convertible preferred stock on the corresponding dividend payment date, even if optional conversion of our mandatory convertible preferred stock occurs between that record date and the corresponding dividend payment date. However, if you surrender any mandatory convertible preferred stock pursuant to your optional conversion right for conversion after the close of business on a record date for any payment of dividends and before the opening of business on the next dividend payment date, you must include with those shares of mandatory convertible preferred stock a cash payment of an amount equal to the dividend on those shares of mandatory convertible preferred stock which is to be paid on that dividend payment date.

Except as described above, upon any optional conversion of our mandatory convertible preferred stock, we will make no payment or allowance for unpaid dividends on our mandatory convertible preferred stock.

Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control

General.    If a cash acquisition (as defined below) occurs and we have not previously converted at our option the shares of our mandatory convertible preferred stock, as described under “—Provisional Conversion at the Option of Spansion,” we will provide for the conversion of shares of our mandatory convertible preferred stock and a cash acquisition dividend make-whole amount (as defined below) by:

•	permitting holders to convert their shares of our mandatory convertible preferred stock at any time during the period (the “cash acquisition conversion period”) beginning on the date that is 15 days prior to the anticipated effective date of such cash acquisition and ending on the date that is 15 days after the actual effective date (the “effective date”) at the conversion rate (the “cash acquisition conversion rate”) specified in the table below; and

•	paying converting holders an amount equal to the sum of (a) any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock plus (b) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including , calculated as set forth below (subject to our ability to satisfy the make-whole amount by increasing the number of shares to be issued on conversion).

We will notify holders, at least 20 days prior to the anticipated effective date of such cash acquisition, of the anticipated effective date of such transaction and whether we elect, if such transaction also constitutes a public acquirer change of control, to modify the conversion obligation as described below under “—Public Acquirer Change of Control” in lieu of permitting conversion at the cash acquisition conversion rate and paying the cash acquisition make-whole amount. In addition, if we elect to deliver some or all of the amount of accumulated and unpaid dividends and the present value of all remaining dividend payments on your mandatory convertible preferred stock through and including                 , in shares of our Class A common stock (as described below), such notice will indicate whether such amount will be payable in full in shares of our Class A common stock or any combination of cash and shares of our Class A common stock, and we will specify the combination in the notice.

Cash Acquisition Conversion Rate.    The following table sets forth the cash acquisition conversion rate per share of mandatory convertible preferred stock for each hypothetical stock price and effective date set forth below:

Stock Price on Effective Date
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$

A “cash acquisition” will be deemed to have occurred at such time after the original issuance of the mandatory convertible preferred stock upon the consummation of any transaction or event (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which all of our Class A common stock is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property more than 10 percent of which consists of cash, securities or other property that are not, or upon issuance will not be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market.

The cash acquisition conversion rate will be determined by reference to the table above and is based on the effective date and the price (the “stock price”) paid per share of our Class A common stock in such transaction. If the holders of our Class A common stock receive only cash in the cash acquisition, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average of the closing sale price per share of our Class A common stock on the ten trading days up to but not including the effective date.

The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the fixed conversion rates of our mandatory convertible preferred stock are adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth under “—Anti-dilution Adjustments.”

The exact stock price and effective dates may not be set forth in the table, in which case:

1.	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

2.	if the stock price is in excess of $ per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the minimum conversion rate, subject to adjustment; and

3.	if the stock price is less than $ per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the maximum conversion rate, subject to adjustment.

Cash Acquisition Dividend Make-Whole Payment.    For any shares of mandatory convertible preferred stock that are converted during the cash acquisition conversion period, in addition to the shares of Class A common stock issued upon conversion, we must, in our sole discretion, (a) either pay you in cash, the sum of (which we refer to as the “cash acquisition dividend make-whole amount”) (1) an amount equal to any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock, whether or not declared, plus (2) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including             , 2008 in each case, out of legally available assets, or (b) increase the number of shares of our Class A common stock to be issued on conversion by an amount equal to the cash acquisition dividend make-whole amount, divided by the stock price. The present value of the remaining dividend payments will be computed using a discount rate equal to              percent.

Our obligation to deliver shares at the cash acquisition conversion rate and pay the cash acquisition dividend make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Public Acquirer Change of Control.    Notwithstanding the foregoing, and in lieu of permitting conversion at the cash acquisition conversion rate and paying the cash acquisition dividend make-whole amount as set forth above, in the case of a “public acquirer change of control” (as defined below) we may elect that, from and after the effective date of such public acquirer change of control, the right to convert a share of mandatory convertible preferred stock will be changed into a right to convert such share into a number of shares of “acquirer common stock” (as defined below). Each fixed conversion rate following the effective date of such transaction will be a number of shares of acquirer common stock equal to the product of:

•	such fixed conversion rate in effect immediately prior to the effective date of such public acquirer change of control, times

•	the average of the quotients obtained, for each trading day in the ten consecutive trading-day period commencing on the trading day next succeeding the effective date of such public acquirer change of control (the “valuation period”), of:

(i)	the “acquisition value” of our Class A common stock on each such trading day in the valuation period, divided by

(ii)	the closing sale price of the acquirer common stock on each such trading day in the valuation period.

In addition to the adjustments to the fixed conversion rates, a corresponding adjustment will be made to the threshold appreciation price and the initial stock price.

The “acquisition value” of our Class A common stock means, for each trading day in the valuation period, the value of the consideration paid per share of our Class A common stock in connection with such public acquirer change of control, as follows:

•	for any cash, 100 percent of the face amount of such cash;

•	for any acquirer common stock, 100 percent of the closing sale price of such acquirer common stock on each such trading day; and

•	for any other securities, assets or property, 100 percent of the fair market value of such security, asset or property on each such trading day, as determined by one independent nationally recognized investment bank selected by Spansion for this purpose.

After the adjustment of the fixed conversion rates in connection with a public acquirer change of control, the conversion rates will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

A “public acquirer change of control” is any cash acquisition where the acquirer of a majority of our Class A common stock or the person formed by or surviving such cash acquisition, or any entity that it is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50 percent of the total voting power of all shares of such acquirer’s capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on the New York Stock Exchange or quoted on the Nasdaq National Market. We refer to such acquirer’s or other entity’s class of common stock traded on the New York Stock Exchange or quoted on the Nasdaq National Market as the “acquirer common stock.”

Anti-dilution Adjustments

Each fixed conversion rate and the number of shares of our Class A common stock to be delivered on the conversion date upon conversion will be subject to the following adjustments:

(1) Stock Dividends.    If we pay or make a dividend or other distribution on our common stock in common stock, each fixed conversion rate in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be increased by dividing:

•	each fixed conversion rate by

•	a fraction of which the numerator shall be the number of shares of our common stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution.

(2) Stock Purchase Rights.    If we issue to all holders of our common stock rights, options, warrants or other securities, entitling them to subscribe for or purchase shares of our common stock for a period expiring within 45 days from the date of issuance of such rights, options, warrants or other securities at a price per share of our common stock less than the current market price on the date fixed for the determination of stockholders entitled to receive such rights, options, warrants or securities (other than pursuant to a dividend reinvestment, share purchase or similar plan), each fixed conversion rate in effect at the opening of business on the day following the date fixed for such determination shall be increased by dividing:

•	each fixed conversion rate by

•	a fraction, the numerator of which shall be the number of shares of our common stock outstanding at the close of business on the date fixed for such determination plus the number of shares of our common stock which the aggregate consideration expected to be received by us upon the exercise, conversion or exchange of such rights, options, warrants or securities would purchase at such current market price and the denominator of which shall be the number of shares of our common stock outstanding at the close of business on the date fixed for such determination plus the number of shares of our common stock so offered for subscription or purchase, either directly or indirectly.

(3) Stock Splits; Reverse Splits; and Combinations.    If outstanding shares of our common stock shall be subdivided, split or reclassified into a greater number of shares of common stock, each fixed conversion rate in effect at the opening of business on the day following the day upon which such subdivision, split or reclassification becomes effective shall be proportionately increased, and, conversely, in case outstanding shares of our common stock shall each be combined or reclassified into a smaller number of shares of common stock, each fixed conversion rate in effect at the opening of business on the day following the day upon which such combination or reclassification becomes effective shall be proportionately reduced.

(4) Debt, Asset or Security Distributions.    If we, by dividend or otherwise, distribute to all holders of our common stock, evidences of our indebtedness, assets or securities (but excluding any rights, options, warrants or other securities referred to in paragraph (2) above, any dividend or distribution paid exclusively in cash referred to in paragraph (5) below and any dividend, shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of a spin-off referred to below, or dividend or distribution referred to in paragraph (1) above), each fixed conversion rate in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution shall be increased by dividing:

•	each fixed conversion rate by

•	a fraction, the numerator of which shall be the current market price of Class A common stock on the date fixed for such determination less the then fair market value, as determined by our board of directors, of the portion of the assets or evidences of indebtedness so distributed applicable to one share of our common stock and the denominator of which shall be such current market price.

In the case of the payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit of ours, which we refer to as a “spin-off,” each fixed conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by dividing:

•	each fixed conversion rate by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is such current market price plus the fair market value, determined as described below, of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock.

The adjustment to each fixed conversion rate under the preceding paragraph will occur on the date that is the earlier of:

•	the tenth trading day following the effective date of the spin-off; and

•	the date of the securities being offered in the initial public offering of the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are offered to the public for cash.

In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the first ten trading days following the effective date of the spin-off. Also, for purposes of such a spin-off, the current market price of our common stock means the average of the closing sale prices of our Class A common stock over the first ten trading days following the effective date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the closing sale price of our Class A common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

(5) Cash Distributions.    If we, by dividend or otherwise, make distributions to all holders of our common stock exclusively in cash (excluding any cash that is distributed in a reorganization event to which the provisions described below under “—Reorganization Events” apply or as part of a distribution referred to in paragraph (4) above) immediately after the close of business on the date fixed for determination of the stockholders entitled to receive such distribution, each fixed conversion rate shall be increased by dividing:

•	each fixed conversion rate by

•	a fraction, the numerator of which shall be equal to the current market price on the date fixed for such determination less the per share amount of the distribution and the denominator of which shall be equal to such current market price.

(6) Tender and Exchange Offers.    In the case that a tender or exchange offer made by us or any subsidiary for all or any portion of our common stock shall expire and such tender or exchange offer (as amended through the expiration thereof) shall require the payment to stockholders (based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of purchased shares) of an aggregate consideration having a fair market value per share of our common stock that exceeds the closing price of our Class A common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, then, immediately prior to the opening of business on the day after the date of the last time (which we refer to as the “expiration time”) tenders could have been made pursuant to such tender or exchange offer (as amended through the expiration thereof), each fixed conversion rate shall be increased by dividing:

•	each fixed conversion rate immediately prior to the close of business on the date of the expiration time by

•	a fraction (A) the numerator of which shall be equal to (x) the product of (I) the current market price of Class A common stock on the date of the expiration time and (II) the number of shares of Class A common stock outstanding (including any tendered shares) on the date of the expiration time less (y) the amount of cash plus the fair market value, as determined by our board of directors, of the aggregate consideration payable to stockholders pursuant to the tender or exchange offer (assuming the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of purchased shares), and (B) the denominator of which shall be equal to the product of (x) the current market price of Class A common stock on the date of the expiration time and (y) the result of (I) the number of shares of our common stock outstanding (including any tendered shares) on the date of the expiration time less (II) the number of all shares validly tendered, not withdrawn and accepted for payment on the date of the expiration time (such validly tendered shares, up to any such maximum, being referred to as the “purchased shares”).

The “current market price” per share of our common stock or any other security on any day means the average of the daily closing prices of our Class A common stock for the twenty consecutive trading days preceding the earlier of the day prior to the day in question and the day prior to the “ex date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term “ex date,” when used with respect to any issuance or distribution, means the first date on which our Class A common stock or such other security, as applicable, trades, regular way, on the Nasdaq National Market or, if our Class A common stock or such other security, as applicable, is not at such time listed on the Nasdaq National Market, on such other principal U.S. securities exchange or quotation system on which our Class A common stock or such other security, as applicable, is listed or quoted at that time, without the right to receive the issuance or distribution.

To the extent that we have a stockholder rights plan in effect upon conversion of the shares of mandatory convertible preferred stock into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

Reorganization Events.    The following events are defined as “reorganization events”:

•	any consolidation or merger of Spansion Inc. with or into another person or of another person with or into Spansion Inc. (other than a consolidation or merger in which Spansion Inc. is the continuing corporation and in which the shares of our Class A common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or the property of Spansion Inc. or another person); or

•	any sale, transfer, lease or conveyance to another person of the property of Spansion Inc. as an entirety or substantially as an entirety; or

•	any reclassification (other than a reclassification to which paragraph (3) above applies).

Upon a reorganization event, each share of mandatory convertible preferred stock shall thereafter, in lieu of a variable number of shares of our Class A common stock, be converted into exchange property units. An “exchange property unit” represents the right to receive the kind and amount of securities, cash and other property receivable in such reorganization event (without any interest thereon, and without any right to dividends or distribution thereon which have a record date that is prior to the date of the reorganization event) per share of our Class A common stock by a holder of Class A common stock that (1) is not a person with which we are consolidated or into which we are merged or which merged into us or to which such sale or transfer was made, as the case may be (we refer to any such person as a “constituent person”), or an affiliate of a constituent person to the extent such reorganization event provides for different treatment of Class A common stock held by our affiliates and non-affiliates, and (2) has exercised the right of election, if any, as to the kind or amount of securities, cash and other property receivable upon such reorganization event in the same manner as holders of majority of our shares of Class A common stock who exercised such rights. Following any reorganization event, upon the conversion of each share of mandatory convertible preferred stock, the holder shall be entitled to a number of exchange property units determined using the conversion rate determined as of the conversion date. The amount of any securities constituting all or a portion of an exchange property unit shall be subject to adjustment as described below. If an exchange property unit includes property other than common stock, upon conversion, we may elect to deliver additional shares of the acquiror’s common stock in lieu of such other property; the number of such additional shares of common stock will be equal to the applicable market value of such other property divided by:

•	in the case of automatic conversion and early conversion upon cash acquisition, the applicable market value per common share used for purposes of determining the conversion rate; or

•	in the case of a provisional conversion and an optional conversion by a holder, the closing price of our Class A common stock determined as of the second trading day immediately preceding the effective date of conversion.

We may only deliver additional shares of the acquiror’s common stock in lieu of such other property if we provide notice to the holders of our mandatory convertible preferred stock of our election to do so at least three business days prior to (i) in the case of automatic conversion and early settlement upon cash merger, the first trading day that will be included in the calculation of applicable market value for purposes of determining the conversion rate applicable to such conversion or (ii) in the case of provisional conversion and optional conversion by a holder, the second trading day immediately preceding the effective date of conversion.

In the event of such a reorganization event, the person formed by such consolidation, or merger or the person which acquires our assets shall execute and deliver to the transfer agent an agreement providing that the holder of each share of mandatory convertible preferred stock that remains outstanding after the reorganization event (if any) shall have the rights described in the preceding paragraph. Such supplemental agreement shall provide for adjustments to the amount of any securities constituting all or a portion of an exchange property unit which, for events subsequent to the effective date of such reorganization event, shall be as nearly equivalent as may be practicable to the adjustments provided for in this “—Anti-dilution Adjustments” section. The provisions described in the preceding two paragraphs shall similarly apply to successive reorganization events.

Holders have the right to convert our mandatory convertible preferred stock early in the event of certain cash acquisitions as described above under “—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control.”

Adjustments to the conversion rate will be calculated to the nearest l/10,000th of a share. No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in the conversion rate. If any adjustment is not required to be made because it would not change the conversion rate or the anti-dilution factor by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment.

No adjustment to the conversion rate need be made if holders may participate in the transaction that would otherwise give rise to an adjustment, so long as the distributed assets or securities the holders would receive upon conversion of the mandatory convertible preferred stock, if convertible, exchangeable, or exercisable, are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 60 days following conversion of the mandatory convertible preferred stock.

The conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance or acquisition of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the mandatory convertible preferred stock was first issued;

•	upon issuance by us at fair market value of any shares of common stock for cash or in connection with any acquisition (other than as provided in clauses (1) through (6) in this “—Anti-dilution Adjustments” section);

•	for a change in the par value or no par value of the common stock; or

•	for accumulated and unpaid dividends.

If an adjustment is made to the fixed conversion rates, a corresponding adjustment also will be made to the threshold appreciation price and the initial stock price.

We will be required, as soon as practicable after the conversion rate is adjusted, to provide written notice of the adjustment to the holders of shares of mandatory convertible preferred stock.

Fractional Shares

No fractional shares of our Class A common stock will be issued to holders of shares of mandatory convertible preferred stock. In lieu of any fractional share otherwise issuable in respect of the aggregate number of shares of our mandatory convertible preferred stock of any holder which are converted upon mandatory conversion or any optional conversion or issuable in respect of any dividend payment upon mandatory conversion payable in shares of our Class A common stock, that holder will be entitled to receive an amount in cash equal to such fraction multiplied by:

•	in the case of automatic conversion and early conversion upon cash acquisition, the applicable market value per common share used for purposes of determining the conversion rate; or

•	in the case of a provisional conversion and an optional conversion by a holder, the closing price of our Class A common stock determined as of the second trading day immediately preceding the effective date of conversion.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, our dissolution or the winding up of our affairs, the holders of shares of mandatory convertible preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made on our common stock, or any future class of securities which ranks junior to our mandatory convertible preferred stock as to the distribution of assets upon our voluntary or involuntary liquidation, our dissolution or the winding up of our affairs, a liquidating distribution in the amount of $25.00 per share, plus an amount equal to the sum of all accumulated and unpaid dividends, whether or not declared, for the then-current dividend period and all prior dividend periods.

For the purpose of the immediately preceding paragraph, none of the following will constitute a voluntary or involuntary liquidation, dissolution or winding up of our affairs:

•	the sale of all or substantially all of our property or business;

•	the merger or consolidation of Spansion Inc. into or with any other person or corporation; or

•	the merger or consolidation of any other person or corporation into or with Spansion Inc.

After the payment to the holders of shares of mandatory convertible preferred stock of the full preferential amounts provided above, the holders of shares of mandatory convertible preferred stock will have no right or claim to any of our remaining assets.

In the event our assets available for distribution to the holders of shares of mandatory convertible preferred stock upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, are insufficient to pay in full all amounts to which the holders are entitled as provided above, no such distribution will be made on account of any other stock ranking equally with our mandatory convertible preferred stock as to the distribution of assets upon that liquidation, dissolution or winding up unless a pro rata distribution is made on our mandatory convertible preferred stock, with the amount allocable to each series of parity stock determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and distributions to the shares of each series being made on a pro rata basis.

Voting Rights

The holders of the shares of mandatory convertible preferred stock are not entitled to any voting rights, except as required by applicable state law and as described below.

We will not, without the approval of the holders of at least a majority of the shares of our mandatory convertible preferred stock then outstanding:

•	amend our certificate of incorporation, as amended, if the amendment would alter or change the powers, preferences, privileges or rights of the holders of shares of our mandatory convertible preferred stock so as to materially and adversely affect them;

We will not, without the approval of the holders of at least a majority of the shares of our mandatory convertible preferred stock then outstanding:

•	issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any stock of any class ranking senior to our mandatory convertible preferred stock as to dividends or upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs; or

•	reclassify any of our authorized stock into any stock of any class, or any obligation or security convertible into or evidencing a right to purchase such stock, ranking senior to our mandatory convertible preferred stock as to dividends or upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs, provided that no such vote will be required for us to take any of these actions to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any stock of any class ranking equally with or junior to our mandatory convertible preferred stock as to dividends and upon the distribution of assets upon our dissolution, liquidation or the winding up of our affairs.

In any case where the holders of our mandatory convertible preferred stock are entitled to vote, each holder shall be entitled to one vote for each share of our mandatory convertible preferred stock held by that holder.

Miscellaneous

We will at all times reserve and keep available out of our authorized and unissued Class A common stock, solely for issuance upon the conversion of our mandatory convertible preferred stock, that number of shares of Class A common stock as shall from time to time be issuable upon the conversion of all the shares of mandatory convertible preferred stock then outstanding. Our mandatory convertible preferred stock converted into our Class A common stock or otherwise reacquired by us shall resume the status of authorized and unissued shares of our preferred stock, undesignated as to series, and shall be available for subsequent issuance.

Transfer Agent, Registrar and Paying Agent

Computershare Limited will act as transfer agent, registrar, and paying agent for the payment of dividends for our mandatory convertible preferred stock.

Title

We, the transfer agent, registrar and paying agent may treat the registered holder of shares of mandatory convertible preferred stock as the absolute owner of those shares for the purpose of making payment and settling the related conversions and for all other purposes.

Book-Entry System

The Depository Trust Company, or the depositary, will act as securities depositary for our mandatory convertible preferred stock. Our mandatory convertible preferred stock will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully-registered global security certificates, representing the total aggregate number of shares of mandatory convertible preferred stock, will be issued and deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in shares of mandatory convertible preferred stock to those purchasers that do not participate in the depositary so long as shares of mandatory convertible preferred stock are represented by global security certificates.

The depositary is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the clearance and settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

Except as otherwise required by applicable law, no shares of mandatory convertible preferred stock represented by global security certificates may be exchanged in whole or in part for shares of mandatory convertible preferred stock registered, and no transfer of global security certificates will be made in whole or in part for shares of mandatory convertible preferred stock registered, and no transfer of global security certificates in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary, unless the depositary has notified us that it is unwilling or unable to continue as depositary for the global security certificates or has ceased to be qualified to act or that there is a continuing default by us in respect of our obligations under our mandatory convertible preferred stock or the certificate of designations. All of the shares of mandatory convertible preferred stock represented by one or more global security certificates or any portion of them will be registered in those names as the depositary may direct.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of the shares of mandatory convertible preferred stock represented by those certificates for all purposes under our mandatory convertible preferred stock. Except in the limited circumstances referred to above or as otherwise required by applicable law, owners of beneficial interests in global security certificates will not be entitled to have the global security certificates or the shares of mandatory convertible preferred stock represented by those certificates registered in their names, will not receive or be entitled to receive physical delivery of our mandatory convertible preferred stock certificates in exchange and will not be considered to be owners or holders of the global security certificates or any of the shares of mandatory convertible preferred stock represented by those certificates for any purpose under our mandatory convertible preferred stock. All payments on the shares of mandatory convertible preferred stock represented by the global security certificates and all related transfers and deliveries of Class A common stock will be made to the depositary or its nominee as their holder.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participants with respect to interests of persons held by the participants on their behalf.

Procedures for conversion on the automatic conversion date or upon early conversion will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

Neither we nor any of our agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.

The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Replacement of Mandatory Convertible Preferred Stock Certificates

If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the transfer agent and us.

We are, however, not required to issue any certificates representing shares of mandatory convertible preferred stock on or after the automatic conversion date. In place of the delivery of a replacement certificate following the automatic conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our Class A common stock issuable pursuant to the terms of our mandatory convertible preferred stock formerly evidenced by the certificate.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material United States federal income tax consequences to you of purchasing, owning and disposing of our mandatory convertible preferred stock and the Class A common stock acquired upon conversion of our mandatory convertible preferred stock. This summary is for general information only and is not tax advice.

The information in this summary is based on:

•	the Internal Revenue Code of 1986, as amended (the “Code”);

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the Internal Revenue Service (“IRS”); and

•	court decisions;

in each case, as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS concerning the tax consequences described below, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the IRS or a court will agree with the description of the tax consequences contained in this summary.

This summary applies to you only if you hold our mandatory convertible preferred stock (or Class A common stock after conversion) as a “capital asset,” (generally, property held for investment within the meaning of Section 1221 of the Code). This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to you in light of your particular circumstances or if you are subject to special tax rules, such as, without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons holding our mandatory convertible preferred stock (or Class A common stock after conversion) through a partnership or other pass-through entity;

•	United States Holders (as defined below) whose “functional currency” is not the United States dollar; or

•	persons that will hold our mandatory convertible preferred stock (or Class A common stock after conversion) as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction.

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, POTENTIAL CHANGES IN THE TAX LAWS, AND ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES

FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of United States Holder. You are a “United States Holder” if you are a beneficial holder of mandatory convertible preferred stock (or Class A common stock after conversion) and, for United States federal income tax purposes, you are:

•	a citizen or resident of the United States;

•	a corporation, including an entity treated as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

A “Non-United States Holder” is a holder of mandatory convertible preferred stock (or Class A common stock after conversion) that is not a United States Holder.

United States Holders

The following discussion applies to you if you are a United States Holder, as defined above.

Distributions. A distribution of cash with respect to our mandatory convertible preferred stock (or Class A common stock) will be treated as a dividend to the extent of our current or accumulated earnings and profits attributable to the distribution as determined under United States federal income tax principles. With respect to certain noncorporate United States Holders for taxable years beginning before January 1, 2009, such dividends are generally taxed at the rate applicable to long-term capital gains, provided certain holding period requirements are satisfied. The amount of our earnings and profits at any time will depend upon our actions and financial performance. If the amount of the distribution exceeds our current and accumulated earnings and profits attributable to the distribution, the distribution will next be treated as a nontaxable return of capital and will reduce your adjusted tax basis in your shares of our mandatory convertible preferred stock (or Class A common stock), but not below zero. The reduction in your adjusted tax basis will increase the amount of any gain, or reduce the amount of any loss, which you would otherwise realize on the sale or other taxable disposition of our mandatory convertible preferred stock (or Class A common stock). If the distribution exceeds both our current and accumulated earnings and profits attributable to the distribution and your adjusted tax basis in our mandatory convertible preferred stock (or Class A common stock), the excess will be treated as capital gain and will be long-term capital gain provided you have held such stock for more than one year at the time of the distribution.

If we pay dividends in shares of our Class A common stock by delivering such shares to the transfer agent to be sold automatically on your behalf, you will be treated as receiving a taxable dividend subject to the rules described above. Although the matter is not free from doubt, we intend to treat such a dividend as a taxable dividend equal to the net cash proceeds received by you (which will equal the cash dividend payable). If this position is not respected, the IRS may treat you as (i) receiving a taxable dividend equal to the fair market value of the Class A common stock on the date received by the transfer agent (generally, the average of the high and low trading prices on the delivery date) and (ii) recognizing capital gain or loss equal to the difference between the amount of the net cash proceeds received and your adjusted tax basis in our Class A common stock disposed (which, for this purpose, will equal the fair market value of such stock on the date received by the transfer agent). You are urged to consult your tax advisor with respect to your tax treatment if we pay dividends in shares of our Class A common stock by delivering such shares to the transfer agent to be sold automatically on your behalf.

Corporate investors in our mandatory convertible preferred stock (or Class A common stock) generally should be eligible for the dividends-received deduction with respect to the portion of any distribution on the stock taxable as a dividend. However, there are many exceptions and restrictions relating to the availability of such dividends-received deduction including but not limited to certain holding period requirements, the rules with respect to dividends on certain debt-financed stock and extraordinary dividends, and the rules relating to the alternative minimum tax. Corporate investors are urged to consult their tax advisors with respect to the availability of the dividends-received deduction for dividends paid on our mandatory convertible preferred stock (or Class A common stock).

Conversion. No gain or loss generally will be recognized upon conversion of shares of our mandatory convertible preferred stock into shares of our Class A common stock.

If you receive cash in lieu of fractional shares, however, you will be treated as receiving a cash distribution taxable in accordance with the treatment described above under “Distributions” if the receipt of such cash has “the effect of the distribution of a dividend.” In such a case, your tax basis in our mandatory convertible preferred stock that is allocable to the fractional share will be transferred to the Class A common stock received upon conversion of our mandatory convertible preferred stock. If you are a corporate taxpayer, such basis may be reduced, or you may recognize gain, if the dividend is treated as an extraordinary dividend. If the receipt of the cash in lieu of fractional shares does not have “the effect of the distribution of a dividend,” you will recognize gain or loss in an amount equal to the difference between the portion of your tax basis in our mandatory convertible preferred stock that is allocable to the fractional share and the cash payment received in lieu thereof. Such gain or loss would be capital gain or loss and would be long-term capital gain or loss if your holding period for the mandatory convertible preferred stock exceeded one year.

If you receive any cash or Class A common stock attributable to accumulated and unpaid dividends upon conversion of shares of our mandatory convertible preferred stock into shares of our Class A common stock, the amount of cash and property received may be treated as described above under “—Distributions” or the cash portion, if any, may be treated similar to cash received in lieu of fractional shares. You are urged to consult your tax advisor with respect to your tax treatment for payments attributable to accumulated and unpaid dividends.

As discussed above, (see “Description of Mandatory Convertible Preferred Stock—Conversion—Provisional Conversion at the Option of Spansion”), in the event we exercise our provisional right to cause the early conversion of our mandatory convertible preferred stock, or you elect to convert your mandatory convertible preferred stock pursuant to a cash acquisition (see “Description of Mandatory Convertible Preferred Stock – Conversion – Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control”), we will pay you cash or Class A common stock in an amount equal to the sum of the accumulated and unpaid dividends and the present value of all future dividend payments on your mandatory convertible preferred stock through and including the automatic conversion date (such payment, the “make-whole amount”). The income tax consequences regarding receipt of the make-whole amount are unclear. The make-whole amount could be treated as a distribution, taxed as a dividend (to the extent of our current and accumulated earnings and profits) as described above under “Distributions.” Alternatively, the make-whole amount could be treated as (i) an amount received in connection with the conversion of shares of mandatory convertible preferred stock into shares of our Class A common stock with respect to which no gain or loss is recognized, (ii) ordinary income, or (iii) with respect to the cash portion of the make-whole amount, an additional payment received in connection with the conversion of our mandatory convertible preferred stock into Class A common stock, in which case any gain realized by a holder on such conversion (i.e., the excess (if any) of the amount of cash and the fair market value of Class A common stock received over the adjusted tax basis of our mandatory convertible preferred stock relinquished) would be recognized to the extent of the cash portion of the make-whole amount. This recognized gain would be taxable as a dividend, to the extent of our current and accumulated earnings and profits, if the receipt of the cash portion of the make-whole amount has “the effect of the distribution of a dividend.” Gain recognized in excess of your ratable share of our current and accumulated earnings and profits would be capital gain. If the receipt of the cash portion of the make-whole amount does not have “the effect of the distribution of a dividend,” the gain recognized by you would be capital gain and would be long-term capital gain if your holding period for the mandatory convertible preferred stock exceeded one year.

To determine if the receipt of the cash portion of the make-whole amount or the cash paid in lieu of fractional shares has “the effect of the distribution of a dividend,” you will be treated as if you received solely our Class A common stock upon conversion of our mandatory convertible preferred stock and then exchanged the extra shares of Class A common stock for the cash received. The receipt of the additional cash will be treated as having the “effect of the distribution of a dividend” unless the deemed redemption of the Class A common stock meets certain tests set forth in Section 302(b) of the Code. You are urged to consult your tax advisor to determine the tax treatment of the receipt of any such cash.

The tax basis of the Class A common stock received upon conversion of shares of mandatory convertible preferred stock generally will be equal to the tax basis of the shares of mandatory convertible preferred stock so converted and the holding period of the Class A common stock received generally will include the holding period of the shares of mandatory convertible preferred stock converted. However, the tax basis of any Class A common stock received on conversion and treated as a dividend will be equal to its fair market value on the date of the distribution and the holding period of such Class A common stock will commence on the day after its receipt. You are urged to consult your tax advisor to determine the effect of make-whole amounts received on the tax basis of the Class A common stock received upon conversion of shares of mandatory convertible preferred stock.

In the event your mandatory convertible preferred stock is converted pursuant to a reorganization event (see “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments—Reorganization Events”), an election by you pursuant to a cash acquisition, or an election by us pursuant to a public acquirer change of control (see “Description of Mandatory Convertible Preferred Stock—Conversion—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount and Public Acquirer Change of Control”), the tax treatment of such a conversion will depend upon facts underlying the particular transaction triggering such a conversion. You are urged to consult your tax advisor to determine the specific tax treatment of a conversion under such circumstances.

Change in Conversion Ratio. You may be deemed to have received a constructive distribution of stock that is taxable as a dividend when the conversion ratio is adjusted. An adjustment to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the mandatory convertible preferred stock, however, generally will not be considered to result in constructive distribution of stock. Certain of the possible adjustments with respect to our mandatory convertible preferred stock may not qualify as being pursuant to a bona fide reasonable adjustment formula. If a nonqualifying adjustment were made (or if adjustments are not made in certain cases), and you are deemed to have received a taxable stock distribution, the amount of the dividend required to be included in income would be the fair market value of the additional Class A common stock to which you would be entitled by reason of the increase in your proportionate interest in our equity to the extent of our current and accumulated earnings and profits.

Sale or Other Taxable Disposition. If you sell or otherwise dispose of mandatory convertible preferred stock (or Class A common stock) in a taxable transaction, you will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received and your adjusted tax basis in the stock disposed. Such gain or loss would be capital gain or loss and would be long-term capital gain or loss if your holding period for the mandatory convertible preferred stock exceeded one year. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to the amount of dividends paid during each calendar year and to the proceeds received on the sale of our stock, unless you are an exempt recipient. A backup withholding tax currently at 28 percent will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the IRS that payments to you are subject to backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Non-United States Holders

The following discussion applies to you if you are a Non-United States Holder, as defined above.

Dividends. In general, distributions treated as dividends (and in the case of holders of our mandatory convertible preferred stock, any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion ratio of such stock, see “—United States Holders—Change in Conversion Ratio” above) received by you will be subject to withholding of U.S. federal income tax at a 30 percent rate, unless such rate is reduced by an applicable income tax treaty. Because a constructive dividend deemed received by you would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against payments otherwise due to you. Dividends that are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to your U.S. permanent establishment) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30 percent withholding tax (assuming compliance with certain certification requirements). If you are a corporation, any such effectively connected dividends received by you may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be applicable under an income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning your country of residence and entitlement to tax treaty benefits. If a you claim exemption from withholding with respect to dividends effectively connected with the conduct of a business within the United States, you will be required to provide an appropriate certification to us or our paying agent.

You can generally meet the certification requirement by providing a properly executed Form W-8BEN (if you are claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with your trade or business in the United States) or suitable substitute form. If you hold our mandatory convertible preferred stock (or Class A common stock) through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS, and such intermediaries generally are not required to forward any certification forms received from Non-United States Holders.

Sale or Other Taxable Disposition. You generally will not be subject to United States federal income taxation, including withholding tax, on gain recognized on a disposition of mandatory convertible preferred stock (or Class A common stock) so long as (i) the gain is not effectively connected with your conduct of a trade or business within the United States (or if a tax treaty applies, the gain is not effectively connected with your conduct of a trade or business within the United States and attributable to a United States permanent establishment maintained by you), (ii) if you are an individual, you are not present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met and (iii) we are not and have not been a “United States real property holding corporation” for federal income tax purposes at any time within your holding period. We believe we are not, and do not anticipate becoming, a United States real property holding corporation.

Conversion. You generally will not recognize any gain or loss for United States federal income tax purposes upon conversion of mandatory convertible preferred stock into our Class A common stock, except with respect to any cash paid in lieu of factional shares. Cash received in lieu of fractional shares will be treated as (i) a distribution, subject to the rules described above under “Dividends,” if the receipt of such cash has “the effect of the distribution of a dividend,” or (ii) as an amount received in exchange for the portion of mandatory convertible preferred stock allocable to the fractional share, subject to the rules described above under “Sale or Other Taxable Distribution,” if the receipt of such cash does not have “the effect of the distribution of a dividend.” You may recognize dividend income to the extent that you receive cash or Class A common stock in respect of dividends in arrears on our mandatory convertible preferred stock at the time of conversion into our Class A common stock. You may recognize capital gain or dividend income when you receive payment of a make-whole amount. Such capital gain or dividend would be subject to the rules described above under “Sale or Other Taxable Disposition” or “Dividend,” respectively. See “United States Holders—Conversion” for a discussion of the characterization of cash received in lieu of fractional shares and the make-whole amount.

We intend to withhold tax at a rate of 30 percent on any payment of cash in lieu of fractional shares or a make-whole amount, unless we receive certain certifications from you claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with your conduct of a trade or business in the United States. If we withhold tax from any payment of such amounts and such payment were determined not to be subject to U.S. federal tax, you would be entitled to a refund of any tax withheld.

Information Reporting and Backup Withholding. We must report annually to the IRS and to you the amount of dividends paid on our stock (and the tax withheld with respect thereto), regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding generally will not apply to payments of dividends made by us to you if you have provided your taxpayer identification number or provided the required certification that you are not a United States person as described above under “Dividends.” Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if we have actual knowledge, or reason to know, that the holder is a United States person.

Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the disposition of shares of mandatory convertible preferred stock (or Class A common stock) effected outside the United States by a foreign office or a foreign broker (as defined in applicable Treasury regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the United States by such a broker if it:

•	is a United States person, as defined in the Code;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for United States federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50 percent of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Payments of the proceeds of a disposition of shares of mandatory convertible preferred stock (or Class A common stock) effected by the United States office of a broker will be subject to information reporting requirements and backup withholding tax unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

If you are a Non-United States Holder, you should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption therefrom, and the procedure for obtaining the exemption, if available. Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. and Credit Suisse First Boston LLC are acting as joint book-running managers of the offering and the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our mandatory convertible preferred stock set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
UBS Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our mandatory convertible preferred stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of mandatory convertible preferred stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and the holders of all classes of our common stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, including shares of our mandatory convertible preferred stock which includes any shares of common stock issued upon conversion thereof. Citigroup Global Markets Inc. and Credit Suisse First Boston LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares of our mandatory convertible preferred stock to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to our mandatory convertible preferred stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our mandatory convertible preferred stock may be made to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any mandatory convertible preferred stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the mandatory convertible preferred stock to be offered so as to enable an investor to decide to purchase or subscribe the mandatory convertible preferred stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares of our mandatory convertible preferred stock offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree No. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

The shares of our mandatory convertible preferred stock offered by this prospectus have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares of our mandatory convertible preferred stock have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares of our mandatory convertible preferred stock in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Each underwriter has acknowledged that the offering of the shares of our mandatory convertible preferred stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or CONSOB) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares of our mandatory convertible preferred stock or the prospectus be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (Regulation No. 11522), or pursuant to another exemption from the requirements of Articles 94 and seq. of Legislative Decree No. 58 of February 24, 1998, which we refer to as the Italian Finance Law, and CONSOB Regulation No. 11971 of May 14, 1999, as amended (Regulation No. 11971).

Each underwriter has represented and agreed that any offer, sale or delivery of the shares of our mandatory convertible preferred stock or distribution of copies of the prospectus or any other document relating to the shares of our mandatory convertible preferred stock or the prospectus in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be:

(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, which we refer to as the Italian Banking Law, Italian Finance Law, Regulation No. 11522 and any other applicable laws and regulations;

(b)	in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and

(c)	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the shares of our common stock by CONSOB or the Bank of Italy.

Any investor purchasing the shares of our mandatory convertible preferred stock in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Neither the shares of our mandatory convertible preferred stock or this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, the shares may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of article 30bis of the Spanish Securities Market Law of July 1988 (Ley 24/1988, de 28 de Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

Each underwriter has represented, warranted and agreed that:

•	it has not made and will not make an offer of the shares to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our mandatory convertible preferred stock and the offer that has been approved by the Financial Services Authority (“FSA”) or, where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the shares to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 (“FSMA”) or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

•	the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the mandatory convertible preferred stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Prior to this offering, there has been no public market for our common stock or our mandatory convertible preferred stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our mandatory convertible preferred stock will develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “SPSN.” The mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of mandatory convertible preferred stock.

Paid by Spansion
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares of mandatory convertible preferred stock or our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our mandatory convertible preferred stock or our common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the mandatory convertible preferred stock or the common stock in the open market after the distribution has been competed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of mandatory convertible preferred stock or common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the mandatory convertible preferred stock. They may also cause the price of the mandatory convertible preferred stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $            .

The underwriters have performed investment banking and advisory services for AMD and Fujitsu from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us, AMD and Fujitsu in the ordinary course of their business.

Some of the underwriters are also acting as underwriters in our concurrent initial public offering of Class A common stock and as initial purchasers in the concurrent private placement of senior unsecured notes by Spansion LLC, our indirect wholly-owned subsidiary, and will receive customary fees for such services.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third party vendor or by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

$

% Mandatory Convertible Preferred Stock

P R O S P E C T U S

                    , 2005

Citigroup

Credit Suisse First Boston

JPMorgan

Merrill Lynch & Co.

Morgan Stanley

Deutsche Bank Securities

UBS Investment Bank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$108,284
NASD filing fee	60,500
Nasdaq National Market listing fee	130,000
Blue Sky fees and expenses	20,000
Printing and engraving expenses	1,000,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	2,000,000
Transfer Agent and Registrar fees	20,000
Miscellaneous expenses	361,216

Total	$5,700,000

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s certificate of incorporation will include a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors and that will provide for the indemnification of directors to the fullest extent permissible under Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant will provide that:

•	the registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by the Delaware General Corporation Law;

•	the registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	the registrant is not obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification;

•	the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

Prior to completion of the offering, the registrant intends to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The indemnification provisions of the registrant’s certificate of incorporation and bylaws and the indemnification agreements to be entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant, its executive officers and directors, and indemnification of the underwriters by the registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

As a subsidiary of AMD, the registrant is currently insured under AMD’s director and officer liability insurance policies. After completion of this offering, the registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

In connection with the registrant’s reorganization as Spansion LLC effective June 30, 2003, the registrant issued and sold unregistered securities as follows:

1. 600 Class A Units to AMD Investments, Inc., an indirect wholly owned subsidiary of Advanced Micro Devices, Inc (AMD).

2. 400 Class B Units to Fujitsu Microelectronics Holding, Inc., a direct wholly owned subsidiary of Fujitsu Limited (Fujitsu).

Shortly prior to the effectiveness of this Registration Statement the registrant will reorganize into a corporate structure. AMD Investments, Inc.’s 600 Class A Units will be exchanged for a total of                      shares of Class A Common Stock and one share of Class B Common Stock. Fujitsu Microelectronics Holding, Inc.’s 400 Class B Units will be exchanged for a total of                      shares of Class D Common Stock and one share of Class C Common Stock. Because the issuance of common stock in exchange for the outstanding limited liability units will not involve a public offering of securities, the registrant intends to rely on the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, in connection with this issuance.

No underwriter was used in connection with any of the foregoing sales and issuances.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit No.	Description

*1.1	Form of Common Stock Underwriting Agreement.

*1.2	Form of Mandatory Convertible Preferred Stock Underwriting Agreement.

#3.1	Certificate of Formation of FASL LLC.

3.2	Form of Certificate of Incorporation of Spansion Inc.

Exhibit No.	Description

3.3	Form of Bylaws of Spansion Inc.

*3.4	Form of Certificate of Designations, Preferences and Rights of Mandatory Convertible Preferred Stock.

*4.1	Specimen of Class A Common Stock Certificate.

*4.2	Specimen of Mandatory Convertible Preferred Stock Certificate.

*5.1	Opinion of Latham & Watkins LLP.

*10.1	Form of Employee Stock Purchase Plan.

*10.2	Form of Equity Incentive Plan.

10.3	Form of Indemnification Agreement with Directors.

10.4	Form of Stockholders Agreement of Spansion Inc., among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc. and Spansion Inc.

10.5†	Form of Amended and Restated Distribution Agreement between Spansion Inc. and Fujitsu Limited.

#10.6	Form of Amended and Restated Fujitsu-Spansion Patent Cross-License Agreement between Fujitsu Limited and Spansion Inc.

#10.7	Form of Amended and Restated AMD-Spansion Patent Cross-License Agreement between Advanced Micro Devices, Inc. and Spansion Inc.

#10.8	Form of Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc.

#10.9	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Fujitsu Limited.

#10.10	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.11	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Fujitsu Limited.

#10.12	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.13	Form of Amended and Restated Reverse General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.14†	Form of Amended and Restated Non-Competition Agreement among Spansion Inc., Advanced Micro Devices, Inc. and Fujitsu Limited.

#10.15	Remediation Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and FASL LLC, dated as of June 30, 2003.

#10.16	Term Loan Agreement, dated as of July 11, 2003, among FASL LLC, General Electric Capital Corporation, as agent, and the financial institutions named therein.

#10.17	First Amendment, dated March 29, 2004, to Amended and Restated Term Loan Agreement, dated as of July 11, 2003, by and among FASL LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

#10.18†	Loan Agreement, dated as of September 25, 2003, among FASL Japan Ltd., Mizuho Corporate Bank, Ltd., and the banks party thereto.

Exhibit No.	Description

#10.19	Master Rental Agreement, dated July 16, 2003, among GE Capital Leasing Corporation, as Lessor, FASL Japan Ltd., as Lessee, and Advanced Micro Devices, Inc. as Guarantor.

#10.20†	Revolving Line Agreement (A), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.21†	Revolving Line Agreement (B), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.22†	Accounts Receivables Trust Agreement, dated March 25, 2004, between FASL Japan Limited and Mizuho Trust and Banking Co., Ltd.

#10.23	Floating Pledge Agreement, dated March 25, 2005, among Spansion Japan Limited and Mizuho Corporate Bank, Ltd. and the financial institutions specified therein.

#10.24	Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited.

#10.25	Master Purchase Agreement, dated January 5, 2005, between Spansion Japan Limited and SumiCrest Leasing Ltd.

#10.26	Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $120,000,000.

#10.27	Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $261,957,114.

#10.28	Promissory note dated June 30, 2003, in favor of Fujitsu Limited for principal amount of $40,000,000.

#10.29	Second Amendment, dated as of June 10, 2004, to Amended and Restated Term Loan Agreement, dated as of July 11, 2003, by and among Spansion LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

#10.30	Manufacturing Services Agreement, dated June 30, 2003, between FASL LLC and Fujitsu Limited.

#10.31†	Distribution Agreement, dated June 30, 2003, between FASL LLC and Advanced Micro Devices, Inc.

#10.32	Agency Agreement, dated August 10, 2005, between Spansion LLC and Advanced Micro Devices, Inc.

#10.33†	Foundry Agreement, dated August 11, 2005, between Spansion LLC and Taiwan Semiconductor Manufacturing Company.

#10.34†	Foundry Agreement, dated March 31, 2005, between Spansion Japan and Fujitsu Limited.

#10.35	Form of Amendment to Manufacturing Services Agreement between FASL LLC and Fujitsu Limited.

*10.36	Form of Executive Investment Account Plan.

#10.37	Supplemental Secondment and Transfer Agreement, dated July 1, 2005, between Spansion Japan Limited and Fujitsu Limited.

10.38	Amendment to Revolving Line Agreement (A), dated September 20, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

10.39	Amendment to Revolving Line Agreement (B), dated September 20, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

Exhibit No.	Description

10.40	Amendment to Accounts Receivables Trust Agreement, dated July 29, 2005, between Spansion Japan Limited and Mizuho Trust and Banking Co., Ltd.

10.41	Credit Agreement, dated September 19, 2005, among Spansion LLC, Bank of America, N.A., and the lenders party thereto.

10.42	Security Agreement, dated September 19, 2005, between Spansion LLC, as Grantor, and Bank of America, N.A., as Agent.

10.43	Stock Pledge, dated September 19, 2005, between Spansion LLC, as Pledgor, and Bank of America, N.A., as Agent.

10.44	Deed of Trust, Security Agreement, Assignment of Rents and Financing Statement, dated as of September 13, 2005, effective as of September 19, 2005, by Spansion LLC in favor of Bank of America, N.A.

10.45	Uncommitted Revolving Credit Facility Agreement, dated as of September 20, 2005, between Spansion Japan Limited and UFJ Bank Limited.

10.46	Form of Spansion LLC Change of Control Severance Agreement.

10.47	Amendment, dated as of September 30, 2005, to Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $120,000,000.

10.48	Amendment, dated as of September 30, 2005, to Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $261,957,114.

10.49	Amendment, dated as of September 30, 2005, to Promissory note dated June 30, 2003, in favor of Fujitsu Limited for principal amount of $40,000,000.

#10.50	Loan Agreement between Spansion (China) Co., Ltd. and Gusu Sub-branch, Agricultural Bank of China.

10.51	Spansion LLC Employment Offer Letter to Richard Previte, dated as of January 3, 2005.

10.52	Spansion LLC Employment Offer Letter to Bertrand Cambou, dated as of April 6, 2005.

10.53	Spansion LLC Employment Offer Letter to Tom Eby, dated as of September 15, 2005.

10.54	Spansion LLC Employment Offer Letter to Robert C. Melendres, dated as of December 17, 2004.

#21.1	Subsidiaries of Spansion LLC.

23.1	Consent of Independent Registered Public Accounting Firm.

#23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

#24.1	Power of Attorney (contained on signature page).

#	Previously filed.
*	To be filed by amendment.
†	Registrant has sought confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.

(b)    Financial Statement Schedules

All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 20th day of October, 2005.

SPANSION LLC

By:	/S/ ROBERT C. MELENDRES
Robert C. Melendres Corporate Vice President, Corporate Development, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 20th day of October, 2005.

Signature	Title

* BERTRAND F. CAMBOU	President and Chief Executive Officer, Member of Board of Managers (Principal Executive Officer)

* STEVEN J. GEISER	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

* TOSHIHIKO ONO	Chairman of Board of Managers

* JAMES F. DORAN	Member of Board of Managers

* KAZUHIKO KATO	Member of Board of Managers

* NOBUTAKE MATSUMURA	Member of Board of Managers

* THOMAS M. MCCOY	Member of Board of Managers

* HENRI RICHARD		Member of Board of Managers

* ROBERT J. RIVET		Member of Board of Managers

* HECTOR DE J. RUIZ		Member of Board of Managers

* SHINJI SUZUKI		Member of Board of Managers

*By:	/s/ ROBERT C. MELENDRES
ROBERT C. MELENDRES Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
*1.1	Form of Common Stock Underwriting Agreement.

*1.2	Form of Mandatory Convertible Preferred Stock Underwriting Agreement.

#3.1	Certificate of Formation of FASL LLC.

3.2	Form of Certificate of Incorporation of Spansion Inc.

3.3	Form of Bylaws of Spansion Inc.

*3.4	Form of Certificate of Designations, Preferences and Rights of Mandatory Convertible Preferred Stock.

*4.1	Specimen of Class A Common Stock Certificate.

*4.2	Specimen of Mandatory Convertible Preferred Stock Certificate.

*5.1	Opinion of Latham & Watkins LLP.

*10.1	Form of Employee Stock Purchase Plan.

*10.2	Form of Equity Incentive Plan.

10.3	Form of Indemnification Agreement with Directors.

10.4	Form of Stockholders Agreement of Spansion Inc., among Advanced Micro Devices, Inc., Fujitsu Limited, AMD Investments, Inc. and Spansion Inc.

10.5†	Form of Amended and Restated Distribution Agreement between Spansion Inc. and Fujitsu Limited.

#10.6	Form of Amended and Restated Fujitsu-Spansion Patent Cross-License Agreement between Fujitsu Limited and Spansion Inc.

#10.7	Form of Amended and Restated AMD-Spansion Patent Cross-License Agreement between Advanced Micro Devices, Inc. and Spansion Inc.

#10.8	Form of Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc.

#10.9	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Fujitsu Limited.

#10.10	Form of Amended and Restated Information Technology Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.11	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Fujitsu Limited.

#10.12	Form of Amended and Restated General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.13	Form of Amended and Restated Reverse General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc.

#10.14†	Form of Amended and Restated Non-Competition Agreement among Spansion Inc., Advanced Micro Devices, Inc. and Fujitsu Limited.

#10.15	Remediation Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and FASL LLC, dated as of June 30, 2003.

#10.16	Term Loan Agreement, dated as of July 11, 2003, among FASL LLC, General Electric Capital Corporation, as agent, and the financial institutions named therein.

#10.17	First Amendment, dated March 29, 2004, to Amended and Restated Term Loan Agreement, dated as of July 11, 2003, by and among FASL LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

#10.18†	Loan Agreement, dated as of September 25, 2003, among FASL Japan Ltd., Mizuho Corporate Bank, Ltd., and the banks party thereto.

#10.19	Master Rental Agreement, dated July 16, 2003, among GE Capital Leasing Corporation, as Lessor, FASL Japan Ltd., as Lessee, and Advanced Micro Devices, Inc. as Guarantor.

Exhibit No.	Description
#10.20†	Revolving Line Agreement (A), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.21†	Revolving Line Agreement (B), dated March 25, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

#10.22†	Accounts Receivables Trust Agreement, dated March 25, 2004, between FASL Japan Limited and Mizuho Trust and Banking Co., Ltd.

#10.23	Floating Pledge Agreement, dated March 25, 2005, among Spansion Japan Limited and Mizuho Corporate Bank, Ltd. and the financial institutions specified therein.

#10.24	Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited.

#10.25	Master Purchase Agreement, dated January 5, 2005, between Spansion Japan Limited and SumiCrest Leasing Ltd.

#10.26	Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $120,000,000.

#10.27	Promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $261,957,114.

#10.28	Promissory note dated June 30, 2003, in favor of Fujitsu Limited for principal amount of $40,000,000.

#10.29	Second Amendment, dated as of June 10, 2004, to Amended and Restated Term Loan Agreement, dated as of July 11, 2003, by and among Spansion LLC, General Electric Capital Corporation and the Majority Lenders party thereto.

#10.30	Manufacturing Services Agreement, dated June 30, 2003, between FASL LLC and Fujitsu Limited.

#10.31†	Distribution Agreement, dated June 30, 2003, between FASL LLC and Advanced Micro Devices, Inc.

#10.32	Agency Agreement, dated August 10, 2005, between Spansion LLC and Advanced Micro Devices, Inc.

#10.33†	Foundry Agreement, dated August 11, 2005, between Spansion LLC and Taiwan Semiconductor Manufacturing Company.

#10.34†	Foundry Agreement, dated March 31, 2005, between Spansion Japan and Fujitsu Limited.

#10.35	Form of Amendment to Manufacturing Services Agreement between FASL LLC and Fujitsu Limited.

*10.36	Form of Executive Investment Account Plan.

#10.37	Supplemental Secondment and Transfer Agreement, dated July 1, 2005, between Spansion Japan Limited and Fujitsu Limited.

10.38	Amendment to Revolving Line Agreement (A), dated September 20, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

10.39	Amendment to Revolving Line Agreement (B), dated September 20, 2005, among Spansion Japan Limited, Mizuho Corporate Bank, Ltd. and the banks party thereto.

10.40	Amendment to Accounts Receivables Trust Agreement, dated July 29, 2005, between Spansion Japan Limited and Mizuho Trust and Banking Co., Ltd.

10.41	Credit Agreement, dated September 19, 2005, among Spansion LLC, Bank of America, N.A., and the lenders party thereto.

Exhibit No.	Description
10.42	Security Agreement, dated September 19, 2005, between Spansion LLC, as Grantor, and Bank of America, N.A., as Agent.

10.43	Stock Pledge, dated September 19, 2005, between Spansion LLC, as Pledgor, and Bank of America, N.A., as Agent.

10.44	Deed of Trust, Security Agreement, Assignment of Rents and Financing Statement, dated as of September 13, 2005, effective as of September 19, 2005, by Spansion LLC in favor of Bank of America, N.A.

10.45	Uncommitted Revolving Credit Facility Agreement, dated as of September 20, 2005, between Spansion Japan Limited and UFJ Bank Limited.

10.46	Form of Spansion LLC Change of Control Severance Agreement.

10.47	Amendment, dated as of September 30, 2005, to promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $120,000,000.

10.48	Amendment, dated as of September 30, 2005, to promissory note dated June 30, 2003, in favor of Advanced Micro Devices, Inc. for principal amount of $261,957,114.

10.49	Amendment, dated as of September 30, 2005, to promissory note dated June 30, 2003, in favor of Fujitsu Limited for principal amount of $40,000,000.

#10.50	Loan Agreement between Spansion (China) Co., Ltd. and Gusu Sub-branch, Agricultural Bank of China.

10.51	Spansion LLC Employment Offer Letter to Richard Previte, dated as of January 3, 2005.

10.52	Spansion LLC Employment Offer Letter to Bertrand Cambou, dated as of April 6, 2005.

10.53	Spansion LLC Employment Offer Letter to Tom Eby, dated as of September 15, 2005.

10.54	Spansion LLC Employment Offer Letter to Robert C. Melendres, dated as of December 17, 2004.

#21.1	Subsidiaries of Spansion LLC.

23.1	Consent of Independent Registered Public Accounting Firm.

#23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

#24.1	Power of Attorney (contained on signature page).

#	Previously filed.
*	To be filed by amendment.
†	Registrant has sought confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.